As filed with the Securities and Exchange Commission on May 29, 2015

Registration No. 333-203110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TransUnion

(Exact name of registrant as specified in its charter)

Delaware	7320	61-1678417
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 West Adams Street Chicago, Illinois 60661 (312) 985-2000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John W. Blenke, Esq. Executive Vice President, Corporate General Counsel and Corporate Secretary TransUnion 555 West Adams Street Chicago, Illinois 60661 (312) 985-2000 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Richard A. Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Cathy A. Birkeland, Esq. Michael A. Pucker, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$100,000,000	$11,620.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes additional shares that the Underwriters have the option to purchase, if any. See “Underwriting (Conflicts of Interest).”
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 29, 2015

             Shares

TransUnion

Common Stock

This is an initial public offering of shares of common stock of TransUnion. We are offering                     shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share will be between $         and $        . We have applied to list our common stock on The New York Stock Exchange (the “NYSE”) under the symbol “TRU.” After the completion of this offering, affiliates of Advent International Corporation (“Advent”) and Goldman, Sachs & Co. (“GS”, and together with Advent, the “Sponsors”) will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting Conflicts of Interest.”

To the extent that the underwriters sell more than                     shares of common stock, the underwriters have the option to purchase up to an additional                     shares from us at the initial price to public, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2015.

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch	Deutsche Bank Securities

RBC Capital Markets	Wells Fargo Securities	Credit Suisse

Co-Managers

Drexel Hamilton	Evercore ISI	Loop Capital Markets	Stifel

Prospectus dated                 , 2015.

TransUnion

1 billion
consumer files

65,000 business customers

30+ countries

35+ million consumers

30+ petabytes of data

90,000 data sources

TransUnion1 billionconsumer files65,00030+business customers countries35+ million consumers30+petabytes of data90,000data sources

Prospectus

Through and including                    , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the consolidated business and operations of TransUnion and its consolidated subsidiaries.

The consolidated financial statements of TransUnion included in this prospectus are presented in U.S. Dollars rounded to the nearest million, with amounts in this prospectus rounded to the nearest million. Therefore, discrepancies in the tables between totals and the sums of the amounts listed may

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occur due to such rounding. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.

INDUSTRY AND MARKET DATA

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted Net Income.”

Adjusted EBITDA

Adjusted EBITDA represents:

•	net income or loss attributable to the Company, plus:

•	net interest expense;

•	income tax provision (benefit);

•	depreciation and amortization;

•	stock-based compensation, including cash-settled stock-based compensation;

•	discontinued operations, if any; and

•	other adjustments of the type described in note 4 to “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Twelve Months Ended December 31, 2014, 2013 and 2012—Key Performance Measures.”

Adjusted Net Income

Adjusted Net Income represents:

•	net income or loss attributable to the Company, plus:

•	amortization of certain intangible assets;

•	stock-based compensation, including cash-settled stock-based compensation; and

•	other adjustments of the type described in note 4 to “Selected Historical Consolidated Financial Data.”

We believe Adjusted EBITDA and Adjusted Net Income are useful tools for investors and other users of our financial statements to help assess our operating performance, and our ability to incur and

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service indebtedness, maintain current operating levels of capital assets and acquire additional operations and businesses. We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Also, Adjusted EBITDA and Adjusted Net Income are measures frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours. In addition, our board of directors and executive management team use Adjusted EBITDA as a compensation measure under our incentive plan. Furthermore, under the credit agreement governing our senior secured credit facility and the indentures governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA.

Adjusted EBITDA does not reflect our interest, income tax, depreciation, amortization, stock-based compensation, including cash-settled stock-based compensation, discontinued operations and certain other income and expense, and Adjusted Net Income does not reflect amortization of certain intangible assets, stock-based compensation, including cash-settled stock-based compensation, and certain other income and expense, all net of tax. Other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. Adjusted EBITDA and Adjusted Net Income are not measures of financial condition or profitability under GAAP. Adjusted EBITDA excludes capital expenditures and should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance, and Adjusted Net Income should not be considered as an alternative to operating income or net income as an indicator of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted Net Income is net income attributable to the Company. See note 4 to “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Twelve Months Ended December 31, 2014, 2013 and 2012—Key Performance Measures.”

TRADEMARKS

We own or have the right to use the trademarks, service marks and trade names that we use in connection with the operation of our business, including the TransUnion name and logo and other names and marks that identify our products and services. Other trademarks, service marks and trade names used in this prospectus are, to our knowledge, the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such omissions are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context indicates otherwise, all references herein to “TransUnion,” the “Company,” “we,” “us” and “our” refers to TransUnion and its consolidated subsidiaries, including TransUnion Intermediate Holdings, Inc. (“TransUnion Intermediate”). The historical financial statements and financial data included in this prospectus are those of TransUnion and its consolidated subsidiaries or, prior to the formation of TransUnion, to TransUnion Intermediate and its consolidated subsidiaries.

Our Company

TransUnion is a leading global risk and information solutions provider to businesses and consumers. We provide consumer reports, risk scores, analytical services and decisioning capabilities to businesses. Businesses embed our solutions into their process workflows to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. Consumers use our solutions to view their credit profiles and access analytical tools that help them understand and manage their personal information and take precautions against identity theft. We are differentiated by our comprehensive and unique datasets, our next-generation technology and our analytics and decisioning capabilities, which enable us to deliver insights across the entire consumer lifecycle. We believe we are the largest provider of risk and information solutions in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data, which allows us to better predict behaviors, assess risk and address a broader set of business issues for our customers. We have deep domain expertise across a number of attractive industries, sometimes referred to as verticals, including financial services, insurance and healthcare. We have a global presence in over 30 countries across North America, Africa, Latin America and Asia.

Our addressable market includes the big data and analytics market, which continues to grow as companies around the world recognize the benefits of building an analytical enterprise where decisions are made based on data and insights, and as consumers recognize the importance that data and analytics play in their ability to procure goods and services and protect their identities. International Data Corporation (“IDC”) estimates worldwide spending on big data and analytics services to be approximately $52 billion in 2014, growing at a projected compounded annual growth rate (“CAGR”) of approximately 15% from 2014 through 2018. There are several underlying trends supporting this market growth, including the creation of large amounts of data, advances in technology and analytics that enable data to be processed more quickly and efficiently to provide business insights, and growing demand for these business insights across industries and geographies. Leveraging our 47-year operating history and our established position as a leading provider of risk and information solutions, we have evolved our business by investing in a number of strategic initiatives, such as transitioning to the latest big data and analytics technologies, expanding the breadth and depth of our data, strengthening our analytics capabilities and enhancing our business processes. As a result, we believe we are well positioned to expand our share within the markets we currently serve and capitalize on the larger big data and analytics opportunity.

We believe that we have the capabilities and assets, including comprehensive and unique datasets, advanced technology and analytics, to provide differentiated solutions to our customers. We have over 30 petabytes of data, growing at an average rate of over 25% each year since 2010, representing over one billion consumers globally. We obtain financial, credit, alternative credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from an average of 90,000 data sources, including financial institutions, private databases and public records repositories. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. Our next-generation technology allows us to quickly and efficiently integrate our data with our analytics and decisioning capabilities to create and deliver innovative solutions to our customers and to quickly adapt to changing customer needs. Our deep analytics expertise, which includes our people as well as tools such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enables businesses and consumers to gain better insights into their risk and financial data. Our decisioning capabilities, which are generally delivered on a software-as-a-service platform, allow businesses to interpret data and apply their specific qualifying criteria to make decisions and take actions. Collectively, our data, analytics and decisioning capabilities allow businesses to authenticate the identity of consumers, effectively determine the most relevant products for consumers, retain and cross-sell to existing consumers, identify and acquire new consumers and reduce loss from fraud. Similarly, our capabilities allow consumers to see how their credit profiles have changed over time, understand the impact of financial decisions on their credit scores, manage their personal information and take precautions against identity theft.

We leverage our differentiated capabilities in order to serve a broad set of customers across multiple geographies and industry verticals. We have a global customer base of over 65,000 businesses and 35 million consumers. We offer our solutions to business customers in financial services, insurance, healthcare and other industries. Our customer base includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with nine of the ten largest banks, all of the top five credit card issuers, all of the top twenty-five auto lenders, fourteen of the fifteen largest auto insurance carriers, thousands of healthcare providers and federal, state and local government agencies. We have been successful in leveraging our brand, our expertise and our solutions in our global operations and have a leading presence in several high-growth international markets, including India, Hong Kong and Africa.

We believe we have an attractive business model that has highly recurring and diversified revenue streams, low capital requirements, significant operating leverage and strong and stable cash flows. The proprietary and embedded nature of our solutions and the integral role that we play in our customers’ decision-making processes have historically translated into high customer retention and revenue visibility. For example, our top ten financial institution customers have an average tenure of over ten years. We continue to demonstrate organic growth by further penetrating existing customers, innovating new solutions and gaining new customers. We have a diversified portfolio of businesses across our segments, reducing our exposure to cyclical trends in any particular industry or geography. We operate primarily on a contributory data model in which we typically obtain updated information at little or no cost and own most of our data. We augment this data with a growing set of public record and alternative data as we develop new solutions and expand into new industries and geographies. We also directly manage and control our technology, which provides us with an efficient cost structure and allows us to benefit from economies of scale. Additionally, our technology investments enable us to grow and expand our business with low incremental cost, providing significant operating leverage.

Our total revenues increased from $1,183.2 million for the year ended December 31, 2013 to $1,304.7 million for the year ended December 31, 2014, representing year-over-year growth of 10.3%. Our net losses attributable to the Company decreased from $35.1 million for the year ended December 31, 2013 to $12.5 million for the year ended December 31, 2014. Our Adjusted EBITDA (as later defined in note 4 to “Selected Historical Consolidated Financial Data”) increased from $408.5 million for the year ended December 31, 2013 to $454.3 million for the year ended December 31, 2014, representing year-over-year growth of 11.2%. Our total revenues increased from $303.4 million for the three months ended March 31, 2014 to $353.1 million for the three months ended March 31, 2015, representing year-over-year growth of 16.4% for the period. Our net losses attributable to the Company decreased from $14.7 million for the three months ended March 31, 2014 to $6.6 million for the three months ended March 31, 2015. Our Adjusted EBITDA increased from $95.4 million for the three months ended March 31, 2014 to $114.9 million for the three months ended March 31, 2015, representing year-over-year growth of 20.3% for the period. As of March 31, 2015, we had approximately $2,976.4 million of total indebtedness.

Our Evolution

Our business has a 47-year operating history and a long track record of providing risk and information solutions to businesses and consumers while continuing to innovate to meet their changing needs. Since our founding as a provider of regional credit reporting services, we have built a comprehensive database of U.S. consumers and used that as a base to expand our operations. We have strengthened our analytics and decisioning capabilities and acquired complementary datasets enabling us to enhance our solutions, diversify our revenue base and expand into high-growth verticals. We have grown our global presence to over 30 countries and also expanded the reach of our consumer solutions by partnering with other market leaders and innovators.

As part of our continued evolution, we have invested in a number of strategic initiatives that we believe will allow us to cater to the growing demand for data and analytics, provide differentiated solutions and better serve our customers. These initiatives include:

•	Investing in our Technology: Technology is at the core of our solutions. We have made significant investments since 2012 to modernize our infrastructure and to transition to the latest big data and analytics technologies. Our next-generation technology enhances our ability to organize and handle high volumes of disparate data, improves delivery speeds, provides better availability and strengthens product development capabilities, while lowering our overall cost structure and allowing us to maintain focus on information security. Our investment strategy has been to build capabilities and leverage them across multiple geographies and industry verticals.

•	Expanding our Data: We have continued to invest in the breadth and depth of our data. We introduced the concept of trended data to provide the trajectory of a consumer’s risk profile, used public records data to enhance the scope of business issues we can address and incorporated alternative data into our databases to better assess risk for banked and unbanked consumers. We believe we are the only provider of scale in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records datasets. All of these initiatives improve the quality of our data, provide deeper insights into risk and allow us to create differentiated solutions for our customers.

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Strengthening our Analytics Capabilities:    We have strengthened our analytics capabilities by leveraging our next-generation technology and expanded data, utilizing more advanced tools and growing our analytics team. This has allowed us to create solutions that produce greater insights and more predictive results, which help our customers make better decisions. In addition, our strengthened analytics capabilities have shortened time-to-market to create and deliver these solutions to our customers.

•	Broadening our Target Markets: We have grown our target markets by establishing a presence in attractive high-growth international markets, entering new verticals and expanding the reach of our consumer offerings. Our capabilities enable us to develop scalable products that we are able to deploy across new markets and verticals.

•	Enhancing our Business Processes and Capabilities: We have enhanced our business processes and capabilities to support our growth. We have hired additional industry experts and implemented a global sales force effectiveness program, which have allowed us to create and sell new vertical-specific solutions. We have also recently refreshed our company brand to reinforce our global position as a trusted, consumer-friendly company.

We believe that our ongoing focus on evolving with the market and with our customers’ needs ensures continued improvement in our overall services to businesses and consumers. Leveraging our trusted brand, global scale and strong market position in the verticals we serve will allow us to capitalize on business opportunities worldwide and contribute to our long-term growth.

Our Market Opportunity

We believe there is a long-term trend of businesses and consumers using data and analytics to make more informed decisions and manage risk more effectively, resulting in a large and rapidly growing market. According to a September 2014 report from IDC, spending on business analytics services worldwide is projected to reach approximately $52 billion in 2014 and is projected to grow at a CAGR of approximately 15% from 2014 through 2018. We believe there are several key trends in the global macroeconomic environment affecting the geographies and industry verticals we serve that will create increasing demand for our solutions:

•	Rapid Growth in Data Creation and Application: Larger and more diversified datasets are now assembled faster while the breadth of analytical applications and solutions has expanded. Companies are increasingly relying on business analytics and big data technologies to help process this data in a cost-efficient manner. In addition, non-traditional sources of structured and unstructured data have become important in deriving alternative metrics. The proliferation of smartphones and other mobile devices also generates enormous amounts of data tied to consumers, activities and locations. We believe that the demand for targeted data and sophisticated analytical solutions will continue to grow meaningfully as businesses seek real-time access to more granular views of consumer populations and more holistic views on individual consumers.

•	Advances in Technology and Analytics Unlocking the Value of Data: Ongoing advances in data collection, storage and analytics technology have contributed to the greater use and value of data and analytics in decision making. As businesses have gained the ability to rapidly aggregate and analyze data, they increasingly expect access to real-time data and analytics from their information providers as well as solutions that fully integrate into their workflows. We believe this has made sophisticated technology critical for gaining and retaining business in the risk and information services industry.

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Greater Adoption of Big Data Solutions across New and Existing Industry Verticals:    With the proliferation of data, we believe companies across new and existing verticals recognize the value of risk information and analytical tools, particularly when tailored to their specific needs. For example, in financial services, there is an emergence of new specialty finance companies, such as peer-to-peer lending platforms and online balance sheet lenders, which utilize sophisticated risk assessment tools that leverage data, such as behavioral data, transactional data and employment and credit information. In the insurance industry, as consumers increasingly obtain quotes from multiple insurers in an effort to lower their costs, insurers are trying to improve the accuracy of their risk assessments and initial quotes. In the healthcare industry, greater patient financial responsibility, focus on cost management and regulatory supervision are driving healthcare providers to use data and related analytics tools to better manage their revenue cycle.

•	Increasing Lending Activity in Emerging International Markets: As economies in emerging markets continue to develop and mature, we believe there will continue to be favorable socio-economic trends, such as an increase in the size of the middle class and a significant increase in the use of financial services by under-served and under-banked consumers. In addition, credit penetration is relatively low in emerging markets when compared to developed markets. The widespread adoption and use of mobile phones in emerging markets have also enabled greater levels of financial inclusion and access to banking and credit. We expect the populations in emerging markets to continue to become more credit active, resulting in increased demand for our services.

•	Increased Management and Monitoring of Personal Financial Information and Identity Protection by Consumers: Demand for consumer solutions is rising with higher consumer awareness of the importance and usage of their credit information, increased risk of identity theft due to data breaches and more readily available free credit information. The annual growth in the number of consumers subscribing to a credit monitoring or identity protection service has been almost 20% over the last several years. In addition, the proliferation of mobile devices has made data much more accessible and enabled consumers to manage their finances and monitor their information in real-time. We believe these trends will continue to fuel growth for our consumer business.

•	Heightened Risk Environment and Compliance Requirements for Businesses: The increasing number and complexity of regulations make operations for businesses more challenging. The granularity of information required and the frequency and timeliness of data to fulfill compliance requirements have also increased significantly, placing an additional burden on companies’ reporting systems. Further, there is a heightened focus on reducing fraud and losses and protecting consumer privacy, particularly given the increasing threat of cybercriminals.

Our Competitive Strengths

Comprehensive and Unique Datasets

We have over 30 petabytes of data, growing at an average rate of over 25% each year since 2010, representing over one billion consumers globally. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. We believe that our data is unique and differentiates us from our competitors. We own several proprietary datasets such as consumer credit information, driver violation history, healthcare eligibility information, business data and rental payment history. Internationally, our data assets also encompass alternative data, such as the voter registry in India and the vehicle information databases in South Africa. We have also acquired public record datasets, which are time consuming and difficult for others to obtain and associate with the correct person. We believe we are the only provider of scale in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data, which allows us to better predict behaviors, assess risk and address a broader set of business issues for our customers.

Next-generation Technology

Our transformation to next-generation technology allows us to continually improve our overall services to businesses and consumers and ensures that we are well positioned to differentiate our datasets and capabilities.

•	Powerful Big Data Capabilities: Our technology gives us the ability to process, organize and analyze high volumes of data across multiple operating systems, databases and file types as well as to deal with both structured and unstructured data that changes frequently.

•	Enhanced Linking and Matching: Because our data matching technology is able to interrelate data across disparate sources, industries and time periods, we believe that we are able to create differentiated datasets and provide our customers with comprehensive insights that allow them to better evaluate risk.

•	Greater Efficiency: From ingestion of data to distribution of analytics and insights, our next-generation technology enables a faster time to market.

•	Advanced Platform Flexibility: Our technology offers a high degree of flexibility, speed and customization of our solutions, via capabilities like graphical development and business rules environments, and allows easy integration with our customers’ workflows. We manage and control our technology instead of outsourcing it, which provides us with the flexibility to prioritize changes and to quickly implement any updates to our applications and solutions.

•	Lower Operating Costs: Our technology investments have lowered our overall cost to maintain and develop our systems, allowing us to redeploy significantly more resources to support revenue generating initiatives, such as vertical expansion and new product development.

Sophisticated and Flexible Analytics and Decisioning Capabilities

We have developed sophisticated and flexible analytics and decisioning capabilities by investing in technology, tools and people. Our technology allows us to quickly build sophisticated analytics and decisioning functionality that caters to our customers’ evolving needs. Our analysts leverage our next-generation technology and data matching capabilities to gain real-time access to our entire dataset across different data sources and run analyses across this data while remaining compliant with permitted data use. Our analysts are equipped with a diverse modeling and analytical toolkit which allows them to quickly build and deploy these capabilities. We have an experienced analytics team with substantial industry experience, complemented by a deep knowledge of consumer credit data. Our team is highly qualified with advanced degrees or doctorates in statistics, math, finance or engineering, and is instrumental in understanding customer requirements, sourcing raw data and turning that data into solutions that provide insights and decisions to solve our customers’ problems.

Innovative and Differentiated Solutions

We consistently focus on innovation to develop new and enhanced solutions that meet the evolving needs of our customers. We believe our specialized data, analytics and decisioning services and collaborative approach with our customers differentiate us from our competitors. Our solutions are often scalable across different customers, geographies and verticals. Recent examples of our innovative and differentiated solutions include:

•	AdSurety: AdSurety is a digital marketing solution that allows our customers to identify an audience across a network of 135 million U.S. consumers, display personalized messages to that audience and measure the effect. The network leverages our offline-to-online matching technology, which increases reach with greater targeting certainty.

•	CreditVision: We continue to enhance our credit data by including new data fields, enriching values in existing data fields and expanding account history. Our enhanced credit data has been combined with hundreds of algorithms to produce CreditVision, a market-leading solution that provides greater granularity and evaluates consumer behavior patterns over time. This results in a more predictive view of the consumer, increases the total population of consumers who can effectively be scored and helps consumers gain improved pricing.

•	Insurance Coverage Discovery: For our healthcare customers, we offer the Insurance Coverage Discovery solution, which enables the discovery of previously unidentified health insurance coverage to help our customers recover uncompensated care costs. Our proprietary technology identifies patient accounts covered by Medicaid, Supplemental Security Income, Medicare and TRICARE as well as commercial insurance benefits at the time of service and also monitors an account for up to three years for retroactive eligibility that providers may have missed.

•	TLOxp: TLOxp leverages our data matching capabilities across thousands of data sources to identify and investigate relationships among specific people, assets, locations and businesses. This allows us to offer enhanced due diligence, threat assessment, identity authentication and fraud prevention and detection solutions and to expand our solutions into new verticals such as government and law enforcement.

Deep and Specialized Industry Expertise

We have deep expertise in a number of attractive industry verticals including financial services, insurance and healthcare. Our expertise has allowed us to develop sophisticated vertical-specific solutions within these targeted industries that play an integral role in our customers’ decision-making processes and are often embedded into their workflows. Our team includes industry experts with significant experience in the verticals that we target and relationships with leading companies in those verticals. We also possess regulatory compliance expertise across the industries that we serve. Together, this provides us with a comprehensive understanding of business trends and insights for customers in these verticals, allowing us to build solutions that cater to these customers’ specific requirements. We have been able to apply our industry knowledge, data assets, technology and analytics capabilities to develop new solutions and revenue opportunities within key verticals.

Leading Presence in Attractive International Markets

We have been operating internationally for over 30 years and have strong global brand recognition. We have strategically targeted attractive markets in both developed and emerging economies and have a diversified global presence in over 30 countries and a leading presence in several attractive international markets across North America, Africa, Latin America and Asia. We have local, senior management in many of our international markets, and we believe this provides us with deeper insights into these markets and stronger relationships with our customers. We have leveraged our brand, operating history, global footprint and technology infrastructure to establish new credit bureaus in several international markets, such as Canada in 1989, India in 2001 and the Philippines in 2011. Once established, our model is to expand the services we offer within these markets and then move into adjacent emerging markets. In addition, we have been able to leverage our technology and experience from our U.S. operations to develop and grow our international operations.

Proven and Experienced Management Team

Our senior management team has a track record of strong performance and significant expertise in the markets we serve, with an average of over twenty years of industry experience. We continue to attract and retain experienced management talent for our businesses. Our team has deep knowledge of the data and analytics sector and expertise across the various industries that we serve. Our team has overseen our expansion into new industries and geographies while managing ongoing strategic initiatives, including our significant technology investments. As a result of the sustained focus of our management team, we have been successful in consistently driving growth, both organically and through acquiring and integrating businesses.

Our Growth Strategy

Enhance Underlying Data, Technology and Analytics Capabilities to Develop Innovative Solutions

As the demand for big data and analytics solutions grows across industries and geographies, we will continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and decisioning capabilities to provide innovative solutions that address this demand. As the needs of businesses and consumers evolve, we plan to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhanced our solutions with incremental data such as rental trade lines, additional contact data and auto asset data in order to address a broader set of customer requirements. Our recent technology investments have also reduced the time to market for new solutions, in certain instances from several weeks to a few days, which allow us to react quickly to customer requirements. We also intend to continue to take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors.

Further Penetrate Existing Industry Verticals with Current and New Solutions

We are a leading provider of risk and information solutions in several industry verticals today, including financial services, insurance and healthcare. We believe there is significant opportunity for further growth within these industries by expanding the number of customers to whom we sell our current solutions as well as by creating innovative new solutions that we can use to grow our presence in these industries. We focus on developing new solutions that address evolving customer needs within our industry verticals. For example, in the financial services vertical, we developed CreditVision, which provides customers with a time-based risk trend and increases the total eligible population of consumers. In order to more effectively address these opportunities, we have redeployed and reallocated our sales resources to focus either on new customer opportunities or on selling additional services and solutions to existing customers. With our leading market positions, existing strong relationships in financial services, insurance and healthcare verticals and with our consumer partners, we believe we have the opportunity to further penetrate our existing customer base and capture a greater proportion of their spending across the consumer lifecycle.

Establish Positions in New, Adjacent Industry Verticals

In addition to increasing penetration in industries where we have a substantial presence, we also intend to create solutions that address customer needs in attractive new industries. Our strategy is to develop new solutions for a specific application, industry vertical or geography and then deploy them to other markets where they may be applicable. We believe that our capabilities allow us to quickly create and deliver solutions to new industries and geographies where information-based analytics and decisioning capabilities are currently underutilized. For example, our strong position in financial services and insurance verticals has allowed us to establish a presence in the healthcare vertical to capitalize on the increasing demand for data and analytics solutions. We have created innovative solutions that automate the insurance and payment processes at the beginning of the revenue cycle, help payers analyze claims-related data, facilitate performance reporting and help patients make informed decisions. Similarly, we are targeting other verticals such as government, rental screening and investigative services, where we see an opportunity to leverage our existing data, analytics and decisioning capabilities.

Expand our Presence in Attractive International Markets

We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. We leverage solutions developed in the United States and deploy them to international markets, after localizing them to individual market requirements. In markets where we have established a presence in a particular vertical, we will expand further into adjacent verticals, such as insurance and consumer solutions. We intend to expand into new geographic markets by forming alliances with financial services institutions, industry associations and other local partners, and by pursuing strategic acquisitions. Across all our international expansion initiatives, we will continue to leverage our next-generation technology to drive speed to market, scale and differentiation.

Continue to Broaden Reach in Consumer Market through Direct and Indirect Channels

Growth in our consumer business has outpaced the market. We expect this trend to continue, due to a rising consumer appetite for information and increasing demand for our solutions from existing and new partners. We currently serve over 35 million consumers in the United States directly and through indirect channels. We recognized that more consumers could be reached through multiple channels and business models. Therefore, our strategy is to enable partners by providing them with data and analytics to support their services. Our growth plans focus both on increasing our own member base as well as expanding our reach through partnerships. For our direct consumers, we continually develop new products, features and services. We will also continue to improve the consumer experience with more user-friendly interfaces, better customer service and education. For partners, we will leverage our flexible model, technology and innovative solutions to grow with new and existing customers and enter new industry verticals. We believe that partnerships not only enable us to build our own business quickly and effectively, but they also expand the market and provide us access to new consumer segments.

Pursue Strategic Acquisitions

We will continue to pursue acquisitions to accelerate growth within our existing businesses and diversify into new businesses. We are focused primarily on opportunities that are strategic to us, including opportunities that expand our geographic footprint, increase the breadth and depth of our datasets, enhance our services, provide us with industry expertise in our key verticals or deepen our presence in our international markets. From time to time we may also seek to increase our investments in foreign entities in which we hold a minority interest. We have a strong track record of integrating acquisitions and driving long-term value creation, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the consumer credit and information management industry. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate Information

TransUnion Holding Company, Inc. was formed in Delaware by affiliates of Advent International Corporation (“Advent”) and Goldman, Sachs & Co. (“GS”, and together with Advent, the “Sponsors”) on February 15, 2012. On April 30, 2012, TransUnion Corp. was acquired by TransUnion Holding Company, Inc. and became TransUnion Holding Company, Inc.’s wholly-owned subsidiary. We refer to these transactions and related financing transactions as the “2012 Change in Control Transaction.” As a result of the 2012 Change in Control Transaction, each of Advent and GS currently own approximately 48.9% of our common stock.

On March 26, 2015, TransUnion Holding Company, Inc. was renamed TransUnion and TransUnion Corp. was renamed TransUnion Intermediate Holdings, Inc. After giving effect to this offering, each of Advent and GS will beneficially own approximately             % of our issued and outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares) or         % of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares).

Our principal executive offices are located at 555 West Adams Street, Chicago, Illinois, 60661, and our telephone number is (312) 985-2000. We maintain a website at www.transunion.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Recent Developments

Our subsidiary, Trans Union LLC, intends to enter into an amendment (“Amendment No. 8”) to our senior secured credit facility prior to consummation of this offering that will (a) refinance our existing $1,881.1 million aggregate principal amount senior secured term loan with a new senior secured term loan in the same amount with lower pricing and (b) include other amendments to our senior secured credit facility to permit a further amendment to be entered into substantially concurrently with, and conditioned upon, the closing of this offering (“Amendment No. 9” and, together with Amendment No. 8, the “Credit Facility Refinancing”) that will: (i) refinance our existing $190.0 million senior secured revolving credit facility with a new senior secured revolving credit facility in an amount up to $210.0 million and (ii) allow for a new senior secured term loan facility of up to $350.0 million (the “New Term Loan Facility”). See “Description of Indebtedness—Senior Secured Credit Facility.”

We intend to use proceeds from this offering and the New Term Loan Facility to redeem all of our outstanding 9.625%/10.375% Senior PIK Toggle Notes due 2018 (the “9.625% Senior Notes”) and all of our outstanding 8.125%/8.875% Senior PIK Toggle Notes due 2018 (the “8.125% Senior Notes” and, together with the 9.625% Senior Notes, the “Senior Notes”) following the consummation of this offering. See “Use of Proceeds.”

Corporate Structure

The following diagram illustrates our corporate structure after giving effect to (i) the Credit Facility Refinancing and (ii) the consummation of this offering and the redemption with proceeds from this offering and the New Term Loan Facility of all $600.0 million in aggregate principal amount of the 9.625% Senior Notes and all $400.0 million in aggregate principal amount of the 8.125% Senior Notes as described under “Use of Proceeds.” If the proceeds raised from this offering and the New Term Loan Facility are insufficient to redeem the full amount of the Senior Notes, we may only redeem a portion of the Senior Notes.

(1)	TransUnion Intermediate Holdings, Inc., along with certain wholly owned domestic subsidiaries, guarantee Trans Union LLC’s senior secured credit facilities.
(2)	At March 31, 2015, our senior secured credit facility consisted of (i) a $1,900.0 million term loan facility that matures on April 9, 2021 and (ii) a $190.0 million senior secured revolving credit facility maturing on April 9, 2019, including both a letter of credit sub-facility and a swingline loan sub-facility. As of March 31, 2015, we had $85.0 million in borrowings outstanding under the senior secured revolving credit facility and the aggregate outstanding principal amount of the senior secured term loan facility was $1,881.1 million. We expect to complete amendments to our senior secured credit facility prior to the consummation of this offering, which will (i) refinance our existing senior secured term loan with a new senior secured term loan in the same amount with lower pricing, (ii) refinance our existing $190.0 million senior secured revolving credit facility with a new senior secured revolving credit facility in an amount up to $210.0 million and (iii) allow for the New Term Loan Facility of up to $350.0 million. See “—Recent Developments,” “Description of Indebtedness—Senior secured credit facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Senior Secured Credit Facility.”

The Offering

Common stock offered	shares.

Underwriters’ option to purchase additional shares of common stock	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and expenses payable by us, will be approximately $ million (or approximately $ million, if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds from this offering and the New Term Loan Facility to redeem all of the outstanding 9.625% Senior Notes and all of the outstanding 8.125% Senior Notes at redemption prices equal to 100.0% and 102.031% of their face value, respectively, plus accrued and unpaid interest to, but not including, the redemption date. If the proceeds raised from this offering and the New Term Loan Facility are insufficient to redeem the full amount of the Senior Notes, we may only redeem a portion of the Senior Notes. See “Use of Proceeds.”

Directed Share Program	At our request, the underwriters have reserved up to shares of common stock, or approximately 5% of the shares being offered by us pursuant to this prospectus, for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us. The number of shares available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. For further information regarding our directed share program, please see “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” beginning on page 21 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	After completion of this offering, we do not intend to pay cash dividends on our common stock. We may, in the future, decide to pay dividends on our common stock, subject to the discretion of our Board of Directors and other factors. In the event we decide to pay dividends in the future, our ability to pay dividends will be limited by covenants in our senior secured credit facility and the indentures governing our Senior Notes. See “Dividend Policy” and “Description of Indebtedness.”

Proposed NYSE ticker symbol	“TRU”

Conflicts of interest	Because Goldman, Sachs & Co. is an underwriter and its affiliates collectively own in excess of 10% of the our issued and outstanding common stock, Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence in respect thereto, subject to certain exceptions which are not applicable here. will serve as a qualified independent underwriter within the meaning of Rule 5121 in connection with this offering. For more information see “Underwriting (Conflicts of Interest).”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; (2) an initial public offering price of $ per share, the mid-point of the initial public offering range indicated on the cover of this prospectus;

•	does not reflect (1) shares of common stock reserved for future issuance under our 2015 Omnibus Incentive Plan or (2) shares of Common Stock reserved for future issuance under our 2015 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”); and

•	gives effect to the -for-one stock split of our common stock, which will occur prior to this offering.

Summary Historical Consolidated Financial Data

The table below presents our summary historical consolidated financial data as of the dates and for the periods indicated. We have derived the summary historical consolidated financial data for the four months ended April 30, 2012, the period from the date of our inception, February 15, 2012, through December 31, 2012 and for each of the twelve months ended December 31, 2013 and December 31, 2014 and as of December 31, 2013 and December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of December 31, 2012 from our audited historical financial statements, which are not included in this prospectus. We have derived the summary historical consolidated financial data as of March 31, 2015 and for each of the three months ended March 31, 2014 and March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. Share and per share data in the table below has been retroactively adjusted to give effect to the             -for-one stock split, which occurred on                     , 2015.

As a result of the 2012 Change in Control Transaction, the accompanying historical financial statements and summary historical consolidated financial data are presented on a Successor and Predecessor basis. The historical financial information for TransUnion Intermediate reflects the consolidated results of TransUnion Intermediate and its subsidiaries prior to the 2012 Change in Control Transaction (the “Predecessor”). The historical financial information for TransUnion reflects the stand-alone results of its operations from its date of inception and the consolidated results of TransUnion Intermediate and its subsidiaries after April 30, 2012 (the “Successor”).

Our historical results are not necessarily indicative of future operating results. Because the data in this table is only a summary and does not provide all of the data contained in our consolidated financial statements, the information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(in millions, other than per share data)
Income Statement Data:
Revenue	$373.0	$767.0	$1,183.2	$1,304.7	$303.4	$353.1
Operating expenses
Cost of services	172.0	298.2	472.4	499.1	120.9	125.6
Selling, general and administrative	172.0	212.6	354.8	436.0	96.2	121.9
Depreciation and amortization	29.2	115.0	186.8	241.2	51.5	69.1

Total operating expenses	373.2	625.8	1,014.0	1,176.3	268.6	316.6
Operating income (loss)	(0.2)	141.2	169.2	128.4	34.8	36.5
Non-operating income and expense	(63.7)	(138.5)	(195.1)	(130.2)	(48.4)	(43.9)

Income (loss) before income taxes	(63.9)	2.7	(25.9)	(1.8)	(13.6)	(7.4)
(Provision) benefit for income taxes	11.5	(6.6)	(2.3)	(2.6)	0.1	3.0

Net income (loss)	(52.4)	(3.9)	(28.2)	(4.4)	(13.5)	(4.4)
Less: net income attributable to noncontrolling interests	(2.5)	(4.9)	(6.9)	(8.1)	(1.2)	(2.2)

Net income (loss) attributable to the Company	$(54.9)	$(8.8)	$(35.1)	$(12.5)	$(14.7)	$(6.6)

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012		Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2014		Three Months Ended March 31, 2014		Three Months Ended March 31, 2015
	(in millions, other than per share data)
Net earnings (loss) per share:
Basic	$1.84	$		$		$		$		$
Diluted	1.84
Weighted average shares outstanding:
Basic	29.8
Diluted	29.8
Cash Flow:
Net cash provided by (used in):
Operating activities	$52.4		$47.0		$143.4		$154.3		$(6.1)		$16.5
Investing activities	(19.6)		(1,547.1)		(367.0)		(276.0)		(69.9)		(34.9)
Financing activities	(45.0)		1,655.1		187.3		91.9		24.8		29.1
Balance sheet data (at end of period):
Cash and cash equivalents			$154.3		$111.2		$77.9		$59.4		$87.0
Working capital(1)			182.3		102.1		71.1		47.6		97.3
Total assets			4,378.8		4,492.3		4,665.8		4,452.7		4,614.3
Total debt(2)			2,680.9		2,866.9		2,939.9		2,891.5		2,976.4
Total liabilities			3,568.0		3,760.2		3,894.7		3,743.0		3,882.0
Total stockholders’ equity			796.1		714.5		747.7		692.2		719.3
Other Financial Data:
Adjusted EBITDA(3)	$126.2		$277.4		$408.5		$454.3		$95.4		$114.9
Adjusted Net Income(3)	34.0		82.8		101.9		120.3		18.4		29.9

The summary financial data presented above is impacted by the 2012 Change in Control Transaction.

(1)	Working capital is defined as current assets less current liabilities.
(2)	Total debt includes long-term debt, short-term debt and current maturities of long-term debt.
(3)	Adjusted EBITDA is defined as net income (loss) attributable to the Company before net interest expense, income tax provision (benefit), depreciation and amortization and other adjustments noted below. Adjusted Net Income is defined as net income (loss) attributable to the Company before amortization of certain intangible assets and other adjustments noted below. We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Also, Adjusted EBITDA and Adjusted Net Income are measures frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours. In addition, our board of directors and executive management team use Adjusted EBITDA as a compensation measure under our incentive plan. Furthermore, under the credit agreement governing our senior secured credit facility and the indentures governing our Senior Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and “Description of Indebtedness.”

Adjusted EBITDA does not reflect our interest, income tax, depreciation, amortization, stock-based compensation, including cash-settled stock-based compensation, and certain other income and expense, and Adjusted Net Income does not reflect amortization of certain intangible assets, stock-based compensation, including cash-settled stock-based compensation, and certain other income and expense, all net of tax. Other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. Adjusted EBITDA and Adjusted Net Income are not measures of financial condition or profitability under GAAP. Adjusted EBITDA excludes capital expenditures and should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance, and Adjusted Net Income should not be considered as an alternative to operating income or net income as an indicator of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted Net Income is net income attributable to the Company.

The following table provides a reconciliation from net income (loss) attributable to the Company to Adjusted EBITDA for the four months ended April 30, 2012, the period from the date of our inception through December 31, 2012, the twelve months ended December 31, 2013 and December 31, 2014 and the three months ended March 31, 2014 and March 31, 2015.

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Net income (loss) attributable to the Company	$(54.9)	$(8.8)	$(35.1)	$(12.5)	$(14.7)	$(6.6)
Net interest expense	39.9	124.2	195.9	186.7	50.3	43.9
Income tax (benefit) provision	(11.5)	6.6	2.3	2.6	(0.1)	(3.0)
Depreciation and amortization	29.2	115.0	186.8	241.2	51.5	69.1

EBITDA	2.7	237.0	349.9	418.0	87.0	103.4
Stock-based compensation(a)	92.7	2.3	6.3	10.7	2.1	3.1
Mergers and acquisitions, divestitures and business optimization(b)	25.3	30.4	25.0	19.7	4.0	0.5
Technology transformation(c)	—	—	4.5	18.7	1.0	5.8
Other(d)	5.5	7.7	22.8	(12.8)	1.3	2.1

Adjusted EBITDA	$126.2	$277.4	$408.5	$454.3	$95.4	$114.9

The following table provides a reconciliation from net income (loss) attributable to the Company to Adjusted Net Income for the four months ended April 30, 2012, the period from the date of our inception through December 31, 2012, the twelve months ended December 31, 2013 and December 31, 2014 and the three months ended March 31, 2014 and March 31, 2015.

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Net income (loss) attributable to the Company	$(54.9)	$(8.8)	$(35.1)	$(12.5)	$(14.7)	$(6.6)
Stock-based compensation(a)	92.7	2.3	6.3	10.7	2.1	3.1
Mergers and acquisitions, divestitures and business optimization(b)	25.3	30.4	25.0	19.7	4.0	0.5
Technology transformation(c)	—	—	4.5	18.7	1.0	5.8
Other(d)	2.2	5.1	20.9	(16.0)	0.7	1.8
Amortization of certain intangible assets(e)	—	87.1	130.7	161.8	34.6	45.4
Change in provision for income taxes(f)	(31.3)	(33.3)	(50.4)	(62.1)	(9.3)	(20.1)

Adjusted Net Income	$34.0	$82.8	$101.9	$120.3	$18.4	$29.9

(a)	Stock-based compensation items consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Stock-based compensation(i)	$2.0	$2.3	$6.3	$10.7	$2.1	$3.1
Accelerated stock-based compensation(ii)	90.7	—	—	—	—	—

Total stock-based compensation items	$92.7	$2.3	$6.3	$10.7	$2.1	$3.1

(i)	For 2014, consisted of $8.0 million of stock-based compensation and $2.7 million of cash-settled stock-based compensation. For the three months ended March 31, 2014, consisted of $2.0 million of stock-based compensation and $0.1 million of cash-settled stock-based compensation. For the three months ended March 31, 2015, consisted of $2.4 million of stock-based compensation and $0.7 million of cash-settled stock-based compensation. Once our stock is publicly traded, the cash-settled stock-based compensation liability will be adjusted to market value based on the period end closing stock price, with the offsetting adjustment recorded to cash-settled stock-based compensation expense.
(ii)	Represented accelerated stock-based compensation expenses as a result of the 2012 Change in Control Transaction.

(b)	Mergers and acquisitions, divestitures and business optimization consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Mergers, acquisitions and divestitures(i)	$24.3	$19.7	$9.5	$(11.9)	$1.0	$0.5
Mergers and acquisitions integration(ii)	1.0	2.3	3.0	15.8	2.7	—
Business optimization(iii)	—	8.4	12.5	15.8	0.3	—

Total mergers and acquisitions, divestitures and business optimization items	$25.3	$30.4	$25.0	$19.7	$4.0	$0.5

(i)	For Predecessor and Successor 2012, consisted of acquisition-related expenses primarily related to the 2012 Change in Control Transaction and for Predecessor 2012 costs related to our abandoned initial public offering process. For the twelve months ended December 31, 2013, consisted of $10.5 million of acquisition-related expenses and a credit of $1.0 million for other miscellaneous items. For the twelve months ended December 31, 2014, consisted of $22.2 million of remeasurement gains of our previously held equity interests upon purchase and consolidation of Credit Information Bureau (India) Limited (“CIBIL”) and L2C, Inc. (“L2C”), partially offset by $2.9 million of acquisition-related expenses, a $4.1 million impairment charge for a cost-method investment that sold its assets and liquidated during 2014 and $3.3 million of other miscellaneous items. For the three months ended March 31, 2014, consisted of $0.5 million of contingent consideration expense from a previous acquisition and $0.5 million of acquisition expenses. For the three months ended March 31, 2015, consisted of $0.4 million of contingent consideration expense for a previous acquisition and $0.1 million of acquisition expenses.

(ii)	Represented merger and acquisition integration costs for companies and assets purchased subsequent to April 30, 2012.
(iii)	For Successor 2012 and for 2013, primarily consisted of certain severance, sign-on, relocation and executive search costs. For 2014, primarily consisted of certain severance and facility wind-down costs. For the three months ended March 31, 2014, primarily consisted of facility wind-down costs.

(c)	Technology transformation consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Technology transformation project(i)	$—	$—	$4.5	$8.5	$1.0	$5.8
Acceleration of technology agreement(ii)	—	—	—	10.2	$—	—

Total technology transformation items	$—	$—	$4.5	$18.7	$1.0	$5.8

(i)	Represented costs associated with a project to transform our technology infrastructure.
(ii)	Represented accelerated fees for a data matching service contract that we have terminated and in-sourced as part of the transformation to our technology infrastructure.

(d)	Other consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Debt refinance(i)	$—	$—	$2.5	$(33.1)	$—	$—
Legal and regulatory matters	2.4	(2.4)	5.2	8.1	0.3	—
Operating expense tax matters(ii)	—	—	2.9	3.9	—	—
Consulting study fees(iii)	—	4.4	5.3	1.8	—	—
Currency remeasurement(iv)	(0.2)	—	0.8	1.1	—	0.7
Hedge mark-to-market(v)	—	—	—	0.3	—	0.9
Other(vi)	—	3.1	4.2	1.9	0.4	0.2

Total other items affecting Adjusted Net Income	2.2	5.1	20.9	(16.0)	0.7	1.8
Loan fees and unused line of credit fees	3.1	1.9	1.4	1.9	0.6	0.4
Other non-operating income and expense	0.2	0.7	0.5	1.3	—	(0.1)

Total other items affecting Adjusted EBITDA	$5.5	$7.7	$22.8	$(12.8)	$1.3	$2.1

(i)	For 2013, represented debt refinancing expenses. For 2014, represented debt refinancing activity consisting of a gain on the prepayment of debt, net of prepayment premium and expenses.
(ii)	Represented expenses for sales and use tax matters and payroll tax matters.
(iii)	Represented fees for consulting studies related to our strategic initiatives.
(iv)	Represented currency remeasurement of our foreign operations.
(v)	Represented mark-to-market activity related to ineffectiveness of our interest rate hedge.
(vi)	For Successor 2012, represented $1.5 million in payment card industry (“PCI”) expenses and $1.6 million of other miscellaneous items. For 2013, represented $3.3 million in PCI expenses and $0.9 million of other miscellaneous items. For 2014, represented other miscellaneous items. For the three months ended March 31, 2014 and 2015, represented other miscellaneous items.

(e)	Amortization of certain intangible assets consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Amortization of intangible assets from 2012 Change in Control	$—	$86.9	$128.0	$142.2	$31.5	$39.3
Amortization of intangible assets from acquisitions(i)	—	0.2	2.7	19.6	3.1	6.1

Total amortization of certain intangible assets	$—	$87.1	$130.7	$161.8	$34.6	$45.4

(i)	Represented amortization of acquired intangible assets that were established through acquisitions subsequent to the 2012 Change in Control Transaction.

(f)	Change in provision for income taxes consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Tax effect of adjustments in (a), (b), (c), (d) and (e)(i)	$(40.6)	$(41.8)	$(62.6)	$(76.4)	$(15.2)	$(22.0)
Eliminate impact of adjustments for unremitted foreign earnings(ii)	8.4	7.8	10.5	0.5	1.7	1.5
Eliminate impact of acquisition-related items(iii)	—	—	—	10.7	1.8	—
Other(iv)	0.9	0.7	1.7	3.1	2.4	0.4

Total change in provision for income taxes	$(31.3)	$(33.3)	$(50.4)	$(62.1)	$(9.3)	$(20.1)

(i)	Represented the tax effect of adjustments in (a), (b), (c), (d) and (e). The tax rates used to calculate the tax expense impact were based on the nature of each item.

(ii)	Represented elimination of the impact of certain adjustments related to our deferred tax liability for unremitted foreign earnings, including a discrete change from foreign tax credit to foreign tax deduction methodology in 2014 and accrued withholding taxes on earnings from lower-tier foreign subsidiaries.
(iii)	Represented elimination of the impact of certain acquisition-related items, principally deferred taxes established related to our pre-consolidated CIBIL investment.
(iv)	Represented elimination of the impact of state tax rate changes on deferred taxes, valuation allowances on foreign net operating losses and valuation allowances on capital losses.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our Company.

Risks Related to Our Indebtedness

We have a substantial amount of debt which could adversely affect our financial position and prevent us from fulfilling our obligations under the debt instruments.

As of March 31, 2015, the book value of our debt was approximately $3.0 billion consisting of $1.0 billion aggregate principal amount of senior PIK toggle notes and $2.0 billion of outstanding borrowings under Trans Union LLC’s senior secured credit facility. As described in “Summary—Recent Developments,” substantially simultaneously with this offering we plan to enter into a new senior secured term loan facility for up to $350.0 million and, following the consummation of this offering, use the proceeds from this offering and the New Term Loan Facility to redeem all of our senior PIK toggle notes; however, we may be unable to redeem the senior PIK toggle notes as contemplated. We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to the notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	expose us to the risk of increased interest rates as certain of our borrowings, including Trans Union LLC’s senior secured credit facility, are at variable rates of interest;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared with our less-leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

In addition, the credit agreement governing Trans Union LLC’s senior secured credit facility and the indentures governing the TransUnion senior unsecured PIK toggle notes contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. See “Description of Indebtedness.” Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Despite our current level of indebtedness, we may still be able to incur additional indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures and credit agreements governing our debt will limit, but not prohibit, us or our subsidiaries from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional debt, the priority of that debt may impact the ability of existing debt holders to share ratably in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us, subject to collateral arrangements. These restrictions will also not prevent us from incurring obligations that do not constitute indebtedness. In addition, the capacity under the Trans Union LLC senior secured credit facility may be increased by an additional $450.0 million plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. These additional amounts, as well as amounts outstanding under the existing senior secured credit facility, would be secured indebtedness and, therefore, effectively senior to our notes. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control as discussed above. Our scheduled principal and interest payments made for the year ended December 31, 2014 were $25.6 million and $191.0 million, respectively, and for the year ended December 31, 2013 were $11.9 million and $211.8 million, respectively. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing Trans Union LLC’s senior secured credit facility and the indentures governing our senior PIK toggle notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. In addition, under the covenants of the credit agreement governing our senior secured credit facility, TransUnion Intermediate is restricted from making certain payments, including dividend payments to TransUnion.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

If we cannot make our scheduled debt payments, we will be in default and all outstanding principal and interest on our debt may be declared due and payable, the lenders under Trans Union LLC’s senior secured credit facility could terminate their commitments to loan money, Trans Union LLC’s secured lenders (including the lenders under Trans Union LLC’s senior secured credit facility) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Risks Related to Our Business

Our revenues are concentrated in the U.S. consumer credit and financial services industries. When these industries or the broader financial markets experience a downturn, demand for our services and revenues may be adversely affected.

Our largest customers, and therefore our business and revenues, depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation, employment levels, consumer confidence and housing demand. In addition, a significant amount of our revenues are concentrated among certain customers and in distinct geographic regions, particularly in the United States. Our product offerings are also concentrated by varying degrees across different industries, particularly the financial services and insurance industries in the United States where we derived approximately 66% of our U.S. Information Services (“USIS”) segment revenues in 2014. Our customer base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred in the past and which could reoccur, including as a result of concerns regarding the debt ceiling and the government spending debate in the United States. Such market developments, and the potential for increased and continuing disruptions going forward, present considerable risks to our business and operations. Changes in the economy have resulted, and may continue to result, in fluctuations in volumes, pricing and operating margins for our services. For example, the banking and financial market downturn that began to affect our business in 2008 caused a greater focus on expense reduction by our customers and led to a decline in their account acquisition mailings, which resulted in reduced revenues from our marketing programs. In addition, financial institutions tightened lending standards and granted fewer mortgage loans, student loans, automobile loans and other consumer loans. As a result, we experienced a reduction in our credit report volumes. If businesses in these industries experience economic hardship, we cannot assure you that we will be able to generate future revenue growth. In addition, if consumer demand for financial services and products and the number of credit applications decrease, the demand for our services could also be materially reduced. These types of disruptions could lead to a decline in the volumes of services we provide our customers and could negatively impact our revenue and results of operations.

We are subject to significant competition in the markets in which we operate and we may face significant competition in the new markets that we plan to enter.

The market for our services is highly competitive, and we may not be able to compete successfully against our competitors, which could impair our ability to sell our services. We compete on the basis of differentiated solutions, datasets, analytics capabilities, ease of integration with our customers’ technology, stability of services, customer relationships, innovation and price. Our regional and global competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. We consistently face downward pressure on the pricing of our products, which could result in reduced prices for certain products, or a loss of market share. Our competitors may also be able to respond to opportunities before we do, by taking advantage of new technologies, changes in customer requirements or market trends.

Our Consumer Interactive segment experiences competition from emerging companies. For example, prior to 2008, Equifax and Experian were our top competitors for direct-to-consumer credit services, such as credit reports and identity theft protection services. In the past few years, there has been an influx of other companies offering similar services, some of whom leverage the free services mandated by law to be provided by nationwide credit reporting agencies. These developments have resulted in increased competition.

Many of our competitors have extensive customer relationships, including relationships with our current and potential customers. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to ours or that achieve greater market acceptance. If we are unable to respond to changes in customer requirements as quickly and effectively as our competition, our ability to expand our business and sell our services may be adversely affected.

Our competitors may be able to sell services at lower prices than us, individually or as part of integrated suites of several related services. This ability may cause our customers to purchase from our competitors rather than from us. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms. Additionally, some of our customers may develop products of their own that replace the products they currently purchase from us, which would result in lower revenue.

We also expect that there will be significant competition in the new markets that we plan to enter. We cannot assure you that we will be able to compete effectively against current and future competitors. If we fail to successfully compete, our business, financial condition and results of operations may be adversely affected.

Our relationships with key long-term customers may be materially diminished or terminated.

We have long-standing relationships with a number of our customers, many of whom could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Market competition, customer requirements, customer financial condition and customer consolidation through mergers or acquisitions also could adversely affect our ability to continue or expand these relationships. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer agreements relating to our core credit reporting service offered through our USIS segment are terminable upon advance written notice (typically ranging from 30 days to six months) by either us or the customer, which provides our customers with the opportunity to renegotiate their contracts with us or to award more business to our competitors. The loss of one or more of our major customers could adversely affect our business, financial condition and results of operations.

Data security and integrity are critically important to our business, and breaches of security, unauthorized access to or disclosure of confidential information, disruption, including distributed denial of service (“DDoS”) attacks or the perception that confidential information is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We own and host a large amount of sensitive and confidential consumer information including financial information, personally identifiable information and protected health information. This data is often accessed through secure transmissions over public and private networks, including the internet. Despite our physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot assure you that systems that access our services and databases will not be compromised or disrupted, whether as a result of criminal conduct, DDoS attacks or other advanced persistent attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Several recent, highly publicized data security breaches and DDoS attacks have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems. Unauthorized disclosure, loss or corruption of our data or inability of our customers to access our systems could disrupt our operations, subject us to substantial legal liability, result in a material loss of business and significantly harm our reputation.

As a nationwide consumer credit reporting company in the United States and a global provider of risk and information solutions, we collect, store and transmit files on over one billion consumers. These files may contain non-public personal information, public health information and other information, and we have implemented technical and physical security policies, procedures and systems we believe are reasonably designed to protect this information from unauthorized access. However, due to the sensitive nature of the information we collect, store and transmit, it is not unusual for efforts to occur (coordinated or otherwise) by unauthorized persons to attempt to obtain access to our systems or data, or to inhibit our ability to deliver products or services to a consumer or a business customer.

In the fourth quarter of 2014, we were subjected to a DDoS attack on the network connectivity that we use to service our consumer customers and deliver products in North America. A DDoS attack is an attempt to intentionally paralyze a computer network by flooding it with data sent simultaneously from many individual computers. The impact on our business was minimal and we did not experience any loss of data as a result of the attack. In March 2013, one or more individuals illegally accessed several celebrities’ individual consumer files by obtaining considerable amounts of non-public personal information about those celebrities from other sources unaffiliated with TransUnion. With that information, the perpetrators were able to successfully impersonate these celebrities in online connections and fraudulently obtained their credit reports, principally from AnnualCreditReport.com, the website maintained by TransUnion and the other nationwide consumer credit reporting agencies through which consumers may obtain their free credit report once every twelve months from each of the nationwide consumer credit reporting companies. As a result of this incident, we added additional controls that strengthened our authentication parameters.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted consumer notification and other requirements in the event that consumer information is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, federal and state laws provide for over 40 disparate notification regimes, all of which we are subject to. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we experience system failures, personnel disruptions or capacity constraints, or our customers do not modify their systems to accept new releases of our distribution programs, the delivery of our services to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or customers.

Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, computer viruses, DDoS attacks or human error. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could severely harm our business and reputation and result in a loss of revenue and customers. Additionally, from time to time we send our customers new releases of our distribution programs, some of which contain security updates. Any failure by our customers to install these new releases could expose our customers to computer security risks.

We could lose our access to data sources which could prevent us from providing our services.

Our services and products depend extensively upon continued access to and receipt of data from external sources, including data received from customers, strategic partners and various government and public records repositories. In some cases, we compete with our data providers. Our data providers could stop providing data, provide untimely data or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our ability to provide services could be negatively impacted, which would adversely affect our reputation, business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

Our business is subject to various governmental regulations, laws and orders, compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

Our businesses are subject to regulation under the Fair Credit Reporting Act (together with regulations thereunder, “FCRA”), the Gramm-Leach-Bliley Act (the “GLBA”), the Driver’s Privacy Protection Act (the “DPPA”), the Health Insurance Portability and Accountability Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Federal Trade Commission Act (the “FTC Act”) and various other international, federal, state and local laws and regulations. See “Business—Legal and Regulatory Matters” for a description of select regulatory regimes to which we are subject. These laws and regulations, which generally are designed to protect the privacy of the public and to prevent the misuse of personal information available in the marketplace, are complex, change frequently and have tended to become more stringent over time. We already incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of credit reporting agencies in the United States, as well as the collection, use, accuracy, correction and sharing of personal information, including Social Security numbers, dates of birth, financial information, medical information, department of motor vehicle data and other behavioral data. In addition, many consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of this type of personal information. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Additional legislative or regulatory efforts in the United States, or an action by Executive Order of the President of the United States, could further regulate credit reporting agencies and the collection, use, communication, access, accuracy, obsolescence, sharing, correction and security of this personal information. Similar initiatives are underway in various other countries in which we do business. In addition, any perception that our practices or products are an invasion of privacy, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability.

Public concern regarding identity theft also has led to more transparency for consumers as to what is in their credit reports. We provide credit reports and scores and monitoring services to consumers for a fee, and this income stream could be reduced or restricted by legislation that requires us to provide these services to consumers free of charge. For example, under U.S. federal law today, we are required to provide consumers with one credit report per year free of charge. Legislation has been introduced from time to time that would require us to provide credit scores to consumers without charge.

The following legal and regulatory developments also could have a material adverse effect on our business, financial condition or results of operations:

•	amendment, enactment or interpretation of laws and regulations that restrict the access and use of personal information and reduce the availability or effectiveness of our solutions or the supply of data available to customers;

•	changes in cultural and consumer attitudes in favor of further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our solutions;

•	failure of data suppliers or customers to comply with laws or regulations, where mutual compliance is required;

•	failure of our solutions to comply with current laws and regulations; and

•	failure of our solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Changes in applicable legislation or regulations that restrict or dictate how we collect, maintain, combine and disseminate information, or that require us to provide services to consumers or a segment of consumers without charge, could adversely affect our business, financial condition or results of operations. In the future, we may be subject to significant additional expense to ensure continued compliance with applicable laws and regulations and to investigate, defend or remedy actual or alleged violations. Any failure by us to comply with applicable laws or regulations could also result in significant liability to us, including liability to private plaintiffs as a result of individual or class action litigation, or may result in the cessation of our operations or portions of our operations or impositions of fines and restrictions on our ability to carry on or expand our operations. Moreover, our compliance with privacy laws and regulations and our reputation depend in part on our customers’ adherence to privacy laws and regulations and their use of our services in ways consistent with consumer expectations and regulatory requirements. Certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business. See “Business—Legal and Regulatory Matters.”

The Consumer Financial Protection Bureau (the “CFPB”) has supervisory and examination authority over our business and may initiate enforcement actions with regard to our compliance with federal consumer financial laws.

The CFPB, which was established under the Dodd-Frank Act and commenced operations in July 2011, has broad authority over our business. This includes authority to issue regulations under federal consumer financial protection laws, such as under FCRA and other laws applicable to us and our financial customers. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority.

In 2012, credit reporting companies like us became subject to a federal supervision program for the first time under the CFPB’s authority to supervise and examine certain nondepository institutions that are “larger participants” of the consumer credit reporting market. The CFPB conducts examinations and investigations, and may issue subpoenas and bring civil actions in federal court for violations of the federal consumer financial laws including FCRA. In these proceedings, the CFPB can seek relief that includes: rescission or reformation of contracts, restitution, disgorgement of profits, payment of damages, limits on activities and civil money penalties of up to $1.0 million per day for knowing violations. The CFPB has initiated periodic examinations of us and the consumer credit reporting industry, which could result in new regulations or enforcement actions or proceedings.

There continues to be uncertainty as to how the CFPB’s strategies and priorities, including in both its examination and enforcement processes, will impact our business and our results of operations going forward. Actions by the CFPB could result in requirements to alter or cease offering affected products and services, making them less attractive and restricting our ability to offer them.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB or other regulators against us could result in reputational harm. Our compliance costs and legal and regulatory exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify through supervision or enforcement past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

We are subject to banking regulations that may limit our business activities.

The Goldman Sachs Group, Inc., affiliates of which owned approximately 48.9% of the voting and economic interest in our business at March 31, 2015, is regulated as a bank holding company that has elected to be treated as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The BHC Act imposes regulations and requirements on The Goldman Sachs Group, Inc. and on any company that is deemed to be “controlled” by The Goldman Sachs Group, Inc. for purposes of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) promulgated thereunder. Due to the size of its voting and economic interest in us, we are deemed to be controlled by The Goldman Sachs Group, Inc. and, therefore, are considered to be a “subsidiary” of The Goldman Sachs Group, Inc. under the BHC Act. We will remain subject to this regulatory regime until The Goldman Sachs Group, Inc. is no longer deemed to control us for purposes of the BHC Act, which we do not have the ability to control and which will not occur until The Goldman Sachs Group, Inc. has significantly reduced its voting and economic interest in us.

As a subsidiary of The Goldman Sachs Group, Inc., we are restricted from engaging in activities that are not permissible for financial holding companies to engage in under the BHC Act, or the regulations promulgated thereunder. Permitted activities for a financial holding company or any of its controlled subsidiaries generally include activities that the Federal Reserve has previously determined to be financial in nature, closely related to banking, incidental to a financial activity, or complementary to a financial activity if the activity does not pose a safety and soundness risk, such as those that we provide. Restrictions placed on The Goldman Sachs Group, Inc. as a result of supervisory or enforcement actions under the BHC Act or otherwise may restrict us or our activities in certain circumstances, even if these actions are unrelated to our conduct or business. The Federal Reserve could exercise its power to restrict us from engaging in any activity that, in the Federal Reserve’s opinion, is unauthorized for us or constitutes an unsafe or unsound business practice. To the extent that the Federal Reserve’s regulations impose limitations on our business, we may be at a competitive disadvantage to those of our competitors that are not subject to such regulations.

Additionally, any failure of The Goldman Sachs Group, Inc. to maintain its status as a financial holding company could result in further limitations on our activities and our growth.

As a subsidiary of a bank holding company, we are subject to examination by the Federal Reserve and required to provide information and reports for use by the Federal Reserve under the BHC Act. The Federal Reserve may also impose substantial fines and other penalties for violations of applicable banking laws, regulations and orders. In addition, as a subsidiary of The Goldman Sachs Group, Inc., we are considered a “banking entity” and subject to the restrictions of Section 13 of the BHC Act, otherwise known as the “Volcker Rule”. As such, we are restricted (subject to certain exemptions and exclusions) from engaging in proprietary trading and from acquiring or retaining any ownership interest in, or sponsoring, a covered fund (which includes most private equity funds and hedge funds), subject to satisfying certain conditions, and, in certain circumstances, from engaging in credit related and other transactions with such funds.

We have agreed to certain covenants in the Amended and Restated Major Stockholders’ Agreement (as later defined) for the benefit of The Goldman Sachs Group, Inc. that are intended to facilitate its compliance with the BHC Act, but that may impose certain obligations on our company. In particular, The Goldman Sachs Group, Inc. has rights to conduct audits on, and access certain information of, our company and certain rights to review the policies and procedures that we implement to comply with the laws and regulations that relate to our activities. In addition, we are obligated to provide The Goldman Sachs Group, Inc. with notice of certain events and business activities and cooperate with The Goldman Sachs Group, Inc. to mitigate potential adverse consequences resulting therefrom, as well as seek consent from them prior to expanding the nature of our activities.

Regulatory oversight of our contractual relationships with certain of our customers may adversely affect our business.

In October 2013, the Office of the Comptroller of the Currency (the “OCC”) issued updated guidance to national banks and federal savings associations on assessing and managing risks associated with third-party relationships, which include all business arrangements between a bank and another entity, by contract or otherwise. The guidance requires banks to exercise comprehensive oversight throughout each phase of a bank’s business arrangement with third-party service providers, and instructs banks to adopt risk management processes commensurate with the level of risk and complexity of its third-party relationships. The OCC expects especially rigorous oversight of third-party relationships that involve certain “critical activities.” In light of this guidance, our existing or potential financial services customers subject to OCC regulation may continue to revise their third-party risk management policies and processes and the terms on which they do business with us, which may adversely affect our relationship with such customers.

The outcome of litigation, inquiries, investigations, examinations or other legal proceedings in which we are involved, in which we may become involved, or in which our customers or competitors are involved could subject us to significant monetary damages or restrictions on our ability to do business.

Legal proceedings arise frequently as part of the normal course of our business. These may include individual consumer cases, class action lawsuits and inquiries, investigations, examinations, regulatory proceedings or other actions brought by federal (e.g., the CFPB and the United States Federal Trade Commission (“FTC”)) or state (e.g., state attorneys general) authorities or by consumers. The scope and outcome of these proceedings is often difficult to assess or quantify. Plaintiffs in lawsuits may seek recovery of large amounts and the cost to defend such litigation may be significant. There may also be adverse publicity and uncertainty associated with investigations, litigation and orders (whether pertaining to us, our customers or our competitors) that could decrease customer acceptance of our services or result in material discovery expenses. In addition, a court-ordered injunction or an administrative cease-and-desist order or settlement may require us to modify our business practices or may prohibit conduct that would otherwise be legal and in which our competitors may engage. Many of the technical and complex statutes to which we are subject, including state and federal credit reporting, medical privacy and financial privacy requirements, may provide for civil and criminal penalties and may permit consumers to maintain individual or class action lawsuits against us and obtain statutorily prescribed damages. Additionally, our customers might face similar proceedings, actions or inquiries, which could affect their business and, in turn, our ability to do business with those customers. While we do not believe that the outcome of any pending or threatened legal proceeding, investigation, examination or supervisory activity will have a material adverse effect on our financial position, such events are inherently uncertain and adverse outcomes could result in significant monetary damages, penalties or injunctive relief against us.

For example, in a matter captioned White, et al, v. Experian Information Solutions, Inc., the plaintiffs sought class action status against Equifax, Experian and us in connection with the reporting of delinquent or charged-off consumer debt obligations on a consumer report after the consumer was discharged in a bankruptcy proceeding. Without admitting any wrongdoing, in 2009 we agreed to a settlement of this matter by paying money damages of $17.0 million per defendant and voluntarily changing certain of our operational practices. These changes require us to update certain delinquent records when we learn, through the collection of public records, that the consumer has received an order of discharge in a bankruptcy proceeding.

See “Business—Legal Proceedings” for further information regarding other material pending litigation or investigations.

We are currently implementing a multi-year technology infrastructure transformation. If we do not successfully implement this transformation, we may not achieve anticipated cost savings.

We have made significant investments since 2012 to modernize our infrastructure. In the third quarter of 2013, we began a specific strategic initiative to transform our technology to the latest big data and analytics capabilities. We may not be able to implement our strategic initiative in accordance with our expectations, which may result in an adverse impact on our business and financial results. As an organization, we may not have the capacity or ability to successfully accomplish this initiative in the timeframe we desire, or at all. This initiative is complex, will require a continued commitment to investment that we may not be willing to provide and may cost more than we currently anticipate. In addition, our expectation for future income is based in part upon our assumptions regarding our ability to achieve this strategic initiative. If we fail to complete this strategic initiative, or if it takes longer to complete than we currently expect, we may not achieve the cost savings we currently anticipate.

Our ability to expand our operations in, and the portion of our revenue derived from, markets outside the United States is subject to economic, political and other inherent risks, which could adversely impact our growth rate and financial performance.

Over the last several years, we have derived a growing portion of our revenues from customers outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel internationally to expand our abilities to deliver differentiated services to our international customers. Expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. Moreover, the services we offer in developed and emerging markets must match our customers’ demand for those services. Due to price, limited purchasing power and differences in the development of consumer credit markets, there can be no assurance that our services will be accepted in any particular developed or emerging market, and we cannot be sure that our international expansion efforts will be successful. The results of our operations and our growth rate could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	difficulties in managing and staffing international offices;

•	increased travel, infrastructure, legal and compliance costs of multiple international locations;

•	foreign laws and regulatory requirements;

•	terrorist activity, natural disasters and other catastrophic events;

•	restrictions on the import and export of technologies;

•	difficulties in enforcing contracts and collecting accounts receivable;

•	longer payment cycles;

•	failure to meet quality standards for outsourced work;

•	unfavorable tax rules;

•	political and economic conditions in foreign countries, particularly in emerging markets;

•	the presence and acceptance of varying level of business corruption in international markets;

•	varying business practices in foreign countries; and

•	reduced protection for intellectual property rights.

For example, in 2014 and 2013, the revenues from our International segment were negatively impacted by 6.9% and 7.6%, respectively, primarily as a result of the weakening South African rand and the Canadian dollar. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Twelve Months Ended December 31, 2014, 2013 and 2012—Revenue—International Segment.” As we continue to expand our business, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could adversely affect our business, financial condition and results of operations.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our services and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain of our datasets and services and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our technologies among certain customer industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could adversely affect our business, financial condition or results of operations. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements’ partners are not successful in maintaining or commercializing the alliance agreements’ services, such commercial failure could adversely affect our business.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures with local financial institutions and other partners. We cannot provide assurance that these arrangements will be successful or that our relationships with our partners will continue to be mutually beneficial. If these relationships cannot be established or maintained, it could negatively impact our business, financial condition and results of operations. Moreover, our ownership in and control of our foreign investments may be limited by local law.

We also selectively evaluate and consider acquisitions as a means of expanding our business and entering into new markets. We may not be able to acquire businesses we target due to a variety of factors such as competition from companies that are better positioned to make the acquisition. Our inability to make such strategic acquisitions could restrict our ability to expand our business and enter into new markets which would limit our ability to generate future revenue growth. Additionally, given some of our equity interests in various companies, we may be limited in our ability to require or influence such companies to make acquisitions or take other actions that we believe to be in our or their best interests. Our inability to take such actions could have a material impact on our revenues or earnings.

If we are unable to develop successful new services in a timely manner, or if the market does not adopt our new services, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with customer demands for increasingly sophisticated service offerings, to sustain expansion into growth industries and to maintain our profitability, we must continue to innovate and introduce new services to the market. The process of developing new services is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources to this effort before knowing whether the market will accept new service offerings. Additionally, our business strategy is dependent on our ability to expand into new markets and to bring new products to market. We may not successfully enter into new markets or execute on our new services because of challenges in planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation or a lack of appropriate resources. Additionally, even if we successfully develop new products, our existing customers might not accept these new products or new markets might not adopt our products due to operational constraints, high switching costs or general lack of market readiness. Failure to successfully introduce new services to the market could adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain and improve our systems, our data matching technology, and our interfaces with data sources and customers, demand for our services could be adversely affected.

In our markets, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data and deliver our services. Our future success will depend, in part, upon our ability to:

•	internally develop and implement new and competitive technologies;

•	use leading third-party technologies effectively;

•	respond to changing customer needs and regulatory requirements, including being able to bring our new products to the market quickly; and

•	transition customers and data sources successfully to new interfaces or other technologies.

We cannot provide assurance that we will successfully implement new technologies, cause customers or data furnishers to implement compatible technologies or adapt our technology to evolving customer, regulatory and competitive requirements. If we fail to respond, or fail to cause our customers or data furnishers to respond, to changes in technology, regulatory requirements or customer preferences, the demand for our services, the delivery of our services or our market reputation could be adversely affected. Additionally, our failure to implement important updates could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that may adversely affect our business.

We may acquire or make investments in businesses that offer complementary services and technologies. Acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

•	failing to achieve the financial and strategic goals for the acquired business;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;

•	disrupting our ongoing businesses;

•	distracting management focus from our existing businesses;

•	acquiring unanticipated liabilities;

•	failing to retain key personnel;

•	incurring the expense of an impairment of assets due to the failure to realize expected benefits;

•	damaging relationships with employees, customers or strategic partners;

•	diluting the share value of existing stockholders; and

•	incurring additional debt or reducing available cash to service our existing debt.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

•	disrupting our ongoing businesses;

•	reducing our revenues;

•	losing key personnel;

•	distracting management focus from our existing businesses;

•	indemnification claims for breaches of representations and warranties in sale agreements;

•	damaging relationships with employees and customers as a result of transferring a business to new owners; and

•	failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition or divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and services. If we are unable to protect our intellectual property, including trade secrets and other unpatented intellectual property, our competitors could use our intellectual property to market and deliver similar services, decreasing the demand for our services. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements, to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, and may be inadequate. We may be unable to prevent third parties from using our proprietary assets without our authorization or from breaching any contractual restrictions with us. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Claims that a third party illegally obtained and is using trade secrets can be difficult to prove, and courts outside the United States may be less willing to protect trade secrets. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain services.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. We cannot be certain that we do not infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until eighteen months following submission of the patent application, and we may not be aware of currently filed patent applications that relate to our products or processes. If patents are later issued on these applications, we may be liable for infringement. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Any such claims, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing services or require changes to certain products or services. Although our policy is to obtain licenses or other rights where necessary, we cannot provide assurance that we have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing products or services, or to obtain licenses on a timely and cost-effective basis, our reputation, business, financial condition and results of operations could be adversely affected.

If our outside service providers and key vendors are not able to or do not fulfill their service obligations, our operations could be disrupted and our operating results could be harmed.

We depend on a number of service providers and key vendors such as telecommunication companies, software engineers, data processors, software and hardware vendors and providers of credit score algorithms, who are critical to our operations. These service providers and vendors are involved with our service offerings, communications and networking equipment, computer hardware and software and related support and maintenance. Although we have implemented service-level agreements and have established monitoring controls, our operations could be disrupted if we do not successfully manage relationships with our service providers, if they do not perform or are unable to perform agreed-upon service levels, or if they are unwilling to make their services available to us at reasonable prices. If our service providers and vendors do not perform their service obligations, it could adversely affect our reputation, business, financial condition and results of operations.

There may be further consolidation in our end-customer markets, which may adversely affect our revenues.

There has been, and we expect there will continue to be, merger, acquisition and consolidation activity in our customer markets. If our customers merge with, or are acquired by, other entities that are not our customers, or that use fewer of our services, our revenue may be adversely impacted. In addition, industry consolidation could affect the base of recurring transaction-based revenue if consolidated customers combine their operations under one contract, since most of our contracts provide for volume discounts. In addition, our existing customers might leave certain geographic markets, which would no longer require them to purchase certain products from us and, consequently, we would generate less revenue than we currently expect.

To the extent the availability of free or relatively inexpensive consumer information increases, the demand for some of our services may decrease.

Public and commercial sources of free or relatively inexpensive consumer information have become increasingly available and this trend is expected to continue. Public and commercial sources of free or relatively inexpensive consumer information, including free credit information from lead generation companies and from banks, may reduce demand for our services. To the extent that our customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public and commercial sources, our business, financial condition and results of operations may be adversely affected.

If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions. From time to time the United States federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. State and local tax authorities have strengthened their efforts to increase revenues through changes in tax law, including laws regarding nexus and apportionment for sales and income taxes.

Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns and other tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our business, financial condition and results of operations.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. If we are unable to find qualified successors to fill key positions as needed, our business could be seriously harmed. The complexity of our services requires trained customer service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality services could diminish, resulting in a material adverse effect on our business. See “Management” for additional information.

Risks Related to this Offering and Ownership of Our Common Stock

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. We have applied to have our common stock listed on the NYSE, but we cannot assure you that our application will be accepted. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share for our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of the offering. Based on our net tangible book deficit as of March 31, 2015 and upon the issuance and sale of             shares of common stock by us at an initial public offering price of $         per share, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers and directors under our 2015 Omnibus Incentive Plan, our Employee Stock Purchase Plan or other omnibus incentive plans. See “Dilution.”

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price, in response to a number of factors, such as those listed in “—Risks Related to Our Business”, and the following, most of which we cannot control:

•	quarterly variations in our operating results compared to market expectations;

•	changes in preferences of our customers;

•	announcements of new products or significant price reductions by us or our competitors;

•	size of the public float;

•	stock price performance of our competitors;

•	publication of research reports about our industry;

•	changes in market valuations of our competitors;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness;

•	actions by competitors;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other credit reporting agencies;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	issuances of capital stock; and

•	global economic, legal and regulatory factors unrelated to our performance.

The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.

In connection with this offering, we, our executive officers and directors and the holders of substantially all of our common stock prior to this offering have agreed with the underwriters, other than shares being sold in this offering and subject to certain exceptions, not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of representatives of the underwriters, subject to certain exceptions and extensions. See “Underwriting (Conflicts of Interest).” Upon completion of this offering, we will have                     shares of common stock outstanding (or                     shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the                     shares sold in this offering (or                     shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by us, our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Of the remaining outstanding                     shares, representing         % of our total outstanding shares of common stock following this offering,                     will be deemed restricted securities. All of these                     shares will be subject to the lock-up period. Restricted securities may be sold in the public market only if they are registered under the Securities Act or they qualify for an exemption from registration, such as the exemptions available under Rule 144 or 701 under the Securities Act, which rules are summarized in “Shares Eligible for Future Sale.”

In addition,                     shares of common stock will be eligible for sale upon exercise of vested options. As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2015 Omnibus Incentive Plan and the Employee Stock Purchase Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Upon the expiration of the lock-up agreements described above,          shares held by our affiliates would be subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement entered into in connection the 2012 Change in Control Transaction, we granted the Sponsors the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act and we granted the Sponsors and certain members of management piggyback registration rights providing them the right to have us include the shares of our common stock they own in any registration by the Company. By exercising their registration rights and selling a large number of shares, the selling stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately         % of our outstanding common stock (or         %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities if we need to raise capital in connection with a capital expenditure or acquisition. The amount of shares of our common stock issued in connection with a capital expenditure or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any perceived excess in the supply of our shares in the market could negatively impact our share price and any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents might discourage, delay or prevent acquisition attempts for us that you might consider favorable.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation along with the service of our debt will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing our indebtedness, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Maintaining our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members, and any failure to maintain financial controls could result in our financial statements becoming unreliable.

In becoming a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company, including costs associated with public company governance and reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (“SEC”) and in the future will incur costs in connection with listing on the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have been generally increasing.

Our efforts to comply with these rules and regulations have significantly increased our legal and financial reporting costs, including costs associated with the hiring of additional personnel. In addition, these laws and regulations could also make it more difficult and costly for us to obtain or renew certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations, our management is required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC following completion of this offering. We will continue to test our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Any failure to maintain the adequacy of internal control over financial reporting, or any consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

We will be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, affiliates of the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 (“Rule 10C-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to implement provisions of the Dodd-Frank Act pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The NYSE has since adopted amendments to its existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Affiliates of our Sponsors will own the majority of the equity interests in us and may have conflicts of interest with us or the holders of our common stock.

Investment funds affiliated with our Sponsors currently control our company interests and have the ability to elect a majority of the seats on our board of directors. The Amended and Restated Major Stockholders’ Agreement (as later defined) will provide, subject to certain requirements, that the Sponsors will collectively have the ability to designate for election four directors to our board of directors. As a result, affiliates of our Sponsors may have substantial control over whether we enter into any transaction that requires the approval of the board of directors regardless of whether our management believe that any such transaction is in our best interests. For example, affiliates of our Sponsors could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with our Sponsors continue to own a significant amount of our equity interests or otherwise have the ability to designate for election a certain number of directors to our board of directors, the Sponsors may continue to be able to effectively control our decisions. In addition, the Sponsors have no obligation to provide us with any additional debt or equity financing.

The Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Holders of our common stock should consider that the interests of the Sponsors may differ from their interests in material respects. See “Certain Relationships and Related Party Transactions—Major Stockholders’ Agreement.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the exhibits hereto, contains “forward-looking statements” within the meaning of federal securities laws. Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plans and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that factors affecting our actual financial results could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that could materially affect our financial results or such forward-looking statements include, among others, the risks, uncertainties and factors set forth below under “Risk Factors,” and the following factors:

•	macroeconomic and industry trends and adverse developments in the debt, consumer credit and financial services markets;

•	our ability to provide competitive services and prices;

•	our ability to retain or renew existing agreements with large or long-term customers;

•	our ability to maintain the security and integrity of our data;

•	our ability to deliver services timely without interruption;

•	our ability to maintain our access to data sources;

•	government regulation and changes in the regulatory environment;

•	litigation or regulatory proceedings;

•	regulatory oversight of certain “critical activities”;

•	our ability to effectively manage our costs;

•	economic and political stability in international markets where we operate;

•	our ability to effectively develop and maintain strategic alliances and joint ventures;

•	our ability to timely develop new services and the market’s willingness to adopt our new services;

•	our ability to manage and expand our operations and keep up with rapidly changing technologies;

•	our ability to timely complete our multi-year technology transformation;

•	our ability to make acquisitions and integrate the operations of acquired businesses;

•	our ability to protect and enforce our intellectual property, trade secrets and other forms of unpatented intellectual property;

•	our ability to defend our intellectual property from infringement claims by third parties;

•	the ability of our outside service providers and key vendors to fulfill their obligations to us;

•	further consolidation in our end-customer markets;

•	the increased availability of free or inexpensive consumer information;

•	losses against which we do not insure;

•	our ability to make timely payments of principal and interest on our indebtedness;

•	our ability to satisfy covenants in the agreements governing our indebtedness;

•	our ability to maintain our liquidity;

•	our reliance on key management personnel; and

•	our Sponsors controlling us.

There may be other factors, many of which are beyond our control, that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of                     shares of our common stock in this offering, assuming an initial public offering price of $             per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $         million.

We intend to use the net proceeds from this offering and the New Term Loan Facility to redeem all of the outstanding 9.625% Senior Notes due 2018 and all of the outstanding 8.125% Senior Notes due 2018 at redemption prices equal to 100.0% and 102.031% of their face value, respectively, plus accrued and unpaid interest to, but not including, the redemption date. If the proceeds raised from this offering and the New Term Loan Facility are insufficient to redeem the full amount of the Senior Notes, we may only redeem a portion of the Senior Notes.

An increase or decrease of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial offering price per share, the mid-point of the range on the cover of this prospectus, would increase or decrease our net proceeds from this offering by $         million. A $1.00 increase or decrease in the assumed initial offering price of $         per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect that any such increase or decrease would result in a corresponding decrease or increase in our outstanding debt, after giving effect to this offering.

DIVIDEND POLICY

We do not intend to pay cash dividends on our common stock in the foreseeable future. We may, in the future, decide to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant. Additionally our ability to pay dividends is limited by restrictions on the ability of our operating subsidiaries to make distributions, including restrictions under the terms of the agreements governing our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends. We did not declare or pay dividends to the holders of our common stock in the twelve months ended December 31, 2014 and December 31, 2013.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of March 31, 2015 was approximately $(2,556.1) million, or $(            ) per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities excluding deferred taxes related to intangible assets, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an initial public offering price of $             per share, the mid-point of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions, our adjusted net tangible book deficit on March 31, 2015 would have been $(        ) million, or $(        ) per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of          per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Net tangible book value (deficit) per share as of March 31, 2015	$	( )

Increase in tangible book value per share attributable to new investors	$
Adjusted net tangible book value (deficit) per share after this offering			$	( )

Dilution per share to new investors			$	( )

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted net tangible book deficit per share after giving effect to the offering would be $(        ) per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $         per share to the existing stockholders and dilution in adjusted net tangible book value of $         per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial offering price of $         per share, the mid-point of the range set forth on the cover page of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $         per share and increase or decrease the adjusted net tangible book value per share after the offering by $         per share.

The following table summarizes, as of March 31, 2015, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders

paid. The table below assumes an initial public offering price of $         per share, the mid-point of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
	Number	%		Amount	%		Avg /Share
Existing stockholders			%	$		%	$
New investors			%			%	$

			%	$		%

If the underwriters were to fully exercise the underwriters’ option to purchase             additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be         % and the percentage of shares of our common stock held by new investors would be         %.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of March 31, 2015 and excludes:

•	shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2015 at a weighted average exercise price of $ per share under our equity incentive plans;

•	additional shares of common stock reserved for future issuance under the 2015 Omnibus Incentive Plan; and

•	additional shares of common stock reserved for future issuance under the Employee Stock Purchase Plan.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of March 31, 2015, the as adjusted net tangible book deficit per share after this offering would be $(        ), and total dilution per share to new investors would be $        .

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the sale by us of approximately shares of our common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us; (2) the payment of estimated fees and expenses (other than underwriting discounts and commissions) in connection with this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus; (3) the Credit Facility Refinancing; and (4) the application of the estimated net proceeds from the offering and the New Term Loan Facility, as described in “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	As adjusted(1)
	(dollars in millions, except par value)
Cash and cash equivalents	$87.0

Debt:
Senior Secured Credit Facilities(2)
Senior Secured Revolving Credit Facility	85.0
New Term Loan Facility	—
Senior Secured Term Loan(3)	1,876.9
9.625% Senior Notes due 2018	600.0
8.125% Senior Notes due 2018(4)	398.7
Other	15.8

Total debt	$2,976.4

Stockholders’ equity:
Common stock, $0.01 par value ( million shares authorized, million issued and million outstanding, actual, respectively; shares authorized and shares issued and outstanding, as adjusted, respectively)	$1.1
Additional paid-in capital	1,141.2
Treasury stock at cost; million shares	(4.3)
Accumulated deficit	(436.8)
Accumulated other comprehensive income (loss)	(145.0)

Total TransUnion stockholders’ equity	556.2
Noncontrolling interests	163.1

Total equity	719.3

Total capitalization	$3,695.7

(1)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial offering price of $ per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of the total stockholders’ equity and total capitalization may increase of decrease. A $1.00 increase or decrease in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $ . An increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase or decrease our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ . If the proceeds raised from this offering and the New Term Loan Facility are insufficient to redeem the full amount of the Senior Notes, we may only redeem a portion of the Senior Notes.
(2)	At March 31, 2015, our senior secured credit facility consisted of (i) a $1,900.0 million term loan facility that matures on April 9, 2021 and (ii) a $190.0 million senior secured revolving credit facility maturing on April 9, 2019, including both a letter of credit sub-facility and a swingline loan sub-facility. As of March 31, 2015, we had $85.0 million in borrowings outstanding under the senior secured revolving credit facility and the aggregate outstanding principal amount of the senior secured term loan facility was $1,881.1 million. We expect to complete amendments to our senior secured credit facility prior to the consummation of the offering, which will (i) refinance our existing senior secured term loan with a new senior secured term loan in the same amount with lower pricing, (ii) refinance our existing $190.0 million senior secured revolving credit facility with a new senior secured revolving credit facility in an amount up to $210.0 million and (iii) allow for the New Term Loan Facility of up to $350.0 million. See “—Recent Developments,” “Description of Indebtedness—Senior Secured Credit Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Senior Secured Credit Facility.”
(3)	Reflects unamortized original issue discount of $4.2 million.
(4)	Reflects unamortized original issue discount of $1.3 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated.

We have derived the selected historical consolidated financial data for the four months ended April 30, 2012, the period from the date of our inception, February 15, 2012, through December 31, 2012 and for each of the twelve months ended December 31, 2013 and December 31, 2014 and as of December 31, 2013 and December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of December 31, 2012 from our audited historical consolidated financial statements, which are not included in this prospectus. We have derived the selected historical consolidated financial data for each of the twelve months ended December 31, 2010 and December 31, 2011 and as of December 31, 2010 and December 31, 2011 from the Predecessor’s audited historical consolidated financial statements, which are not included in this prospectus. We have derived the selected historical consolidated financial data as of March 31, 2015 and for each of the three months ended March 31, 2014 and March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. Share and per share data in the table below has been retroactively adjusted to give effect to the             -for-one stock split, which occurred on                     , 2015.

As a result of the 2012 Change in Control Transaction, the accompanying historical financial statements and summary historical consolidated financial data are presented on a Successor and Predecessor basis. The historical financial information for TransUnion Intermediate reflects the consolidated results of the Predecessor. The historical financial information for TransUnion reflects the stand-alone results of its operations from its date of inception and the consolidated results of the Successor.

Our historical results are not necessarily indicative of future operating results. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor			Successor
	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2011	Four Months Ended April 30, 2012	From Inception Through December 31, 2012		Twelve Months Ended December 31, 2013		Twelve Months Ended December 31, 2014		Three Months Ended March 31, 2014		Three Months Ended March 31, 2015
	(in millions, other than per share data)
Income Statement Data:
Revenue	$956.5	$1,024.0	$373.0		$767.0		$1,183.2		$1,304.7		$303.4		$353.1

Operating expenses
Cost of services	395.8	421.5	172.0		298.2		472.4		499.1		120.9		125.6
Selling, general and administrative	263.0	264.5	172.0		212.6		354.8		436.0		96.2		121.9
Depreciation and amortization	81.6	85.3	29.2		115.0		186.8		241.2		51.5		69.1

Total operating expenses	740.4	771.3	373.2		625.8		1,014.0		1,176.3		268.6		316.6
Operating income (loss)	216.1	252.7	(0.2)		141.2		169.2		128.4		34.8		36.5
Non-operating income and expense	(133.1)	(185.6)	(63.7)		(138.5)		(195.1)		(130.2)		(48.4)		(43.9)

Income (loss) from continuing operations before income taxes	83.0	67.1	(63.9)		2.7		(25.9)		(1.8)		(13.6)		(7.4)
(Provision) benefit for income taxes	(46.3)	(17.8)	11.5		(6.6)		(2.3)		(2.6)		0.1		3.0

Income (loss) from continuing operations	36.7	49.3	(52.4)		(3.9)		(28.2)		(4.4)		(13.5)		(4.4)
Discontinued operations, net of tax	8.2	(0.5)	—		—		—		—		—		—

Net income (loss)	44.9	48.8	(52.4)		(3.9)		(28.2)		(4.4)		(13.5)		(4.4)
Less: net income attributable to noncontrolling interests	(8.3)	(8.0)	(2.5)		(4.9)		(6.9)		(8.1)		(1.2)		(2.2)

Net income (loss) attributable to the Company	$36.6	$40.8	$(54.9)		$(8.8)		$(35.1)		$(12.5)		$(14.7)		$(6.6)

Net earnings (loss) per share:
Basic	$0.72	$1.37	$(1.84)	$		$		$		$		$
Diluted	0.71	1.36	(1.84)

	Predecessor			Successor
	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2011	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(in millions, other than per share data)
Dividends per share:
Basic	—	—	—		—	—	—	—
Diluted	—	—	—		—	—	—	—
Weighted average shares outstanding:
Basic	51.1	29.8	29.8
Diluted	51.3	29.9	29.8
Cash Flow:
Net cash provided by (used in):
Operating activities(1)	$204.6	$204.5	$52.4	$47.0	$143.4	$154.3	$(6.1)	$16.5
Investing activities	70.4	(181.6)	(19.6)	(1,547.1)	(367.0)	(276.0)	(69.9)	(34.9)
Financing activities	(290.5)	(41.2)	(45.0)	1,655.1	187.3	91.9	24.8	29.1
Balance sheet data (at end of period):
Cash and cash equivalents	$131.2	$107.8		$154.3	$111.2	$77.9	$59.4	$87.0
Working capital(2)	128.1	105.2		182.3	102.1	71.1	47.6	97.3
Total assets	954.2	1,005.8		4,378.8	4,492.3	4,665.8	4,452.7	4,614.3
Total debt(3)	1,606.0	1,601.2		2,680.9	2,866.9	2,939.9	2,891.5	2,976.4
Total liabilities	1,816.2	1,830.2		3,568.0	3,760.2	3,894.7	3,743.0	3,882.0
Total stockholders’ equity	(862.0)	(824.4)		796.1	714.5	747.7	692.2	719.3
Other Financial Data:
Adjusted EBITDA(4)			$126.2	$277.4	$408.5	$454.3	$95.4	$114.9
Adjusted Net Income(4)			34.0	82.8	101.9	120.3	18.4	29.9

The selected financial data presented above is impacted by the 2012 Change in Control Transaction.

(1)	Net cash provided by operating activities in the year ended December 31, 2011 does not include $1.3 million in cash used in operating activities of certain discontinued operations.
(2)	Working capital is defined as current assets less current liabilities.
(3)	Total debt includes long-term debt, short-term debt and current maturities of long-term debt.
(4)	Adjusted EBITDA is defined as net income (loss) attributable to the Company before net interest expense, income tax provision (benefit), depreciation and amortization and other adjustments noted below. Adjusted Net Income is defined as net income (loss) attributable to the Company before amortization of certain intangible assets and other adjustments noted below, all net of tax. We present Adjusted EBITDA and Adjusted Net Income as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Also, Adjusted EBITDA and Adjusted Net Income are measures frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours. In addition, our board of directors and executive management team use Adjusted EBITDA as a compensation measure under our incentive plan. Furthermore, under the credit agreement governing our senior secured credit facility and the indentures governing our Senior Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and “Description of Indebtedness.”

Adjusted EBITDA does not reflect our interest, income tax, depreciation, amortization, stock-based compensation, including cash settled stock-based compensation, and certain other income and expense, and Adjusted Net Income does not reflect amortization of certain intangible assets, stock-based compensation, including cash settled stock-based compensation, and certain other income and expense, all net of tax. Other companies in our industry may calculate Adjusted EBITDA and Adjusted Net Income differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. Adjusted EBITDA and Adjusted Net Income are not measures of financial condition or profitability under GAAP. Adjusted EBITDA excludes capital expenditures and should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance, and Adjusted Net Income should not be considered as an alternative to operating income or net income as an indicator of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted Net Income is net income attributable to the Company.

The following table provides a reconciliation from net income (loss) attributable to the Company to Adjusted EBITDA for the four months ended April 30, 2012, the period from the date of our inception through December 31, 2012, the twelve months ended December 31, 2013 and December 31, 2014 and the three months ended March 31, 2014 and March 31, 2015.

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Net income (loss) attributable to the Company	$(54.9)	$(8.8)	$(35.1)	$(12.5)	$(14.7)	$(6.6)
Net interest expense	39.9	124.2	195.9	186.7	50.3	43.9
Income tax (benefit) provision	(11.5)	6.6	2.3	2.6	(0.1)	(3.0)
Depreciation and amortization	29.2	115.0	186.8	241.2	51.5	69.1

EBITDA	2.7	237.0	349.9	418.0	87.0	103.4
Stock-based compensation(a)	92.7	2.3	6.3	10.7	2.1	3.1
Mergers and acquisitions, divestitures and business optimization(b)	25.3	30.4	25.0	19.7	4.0	0.5
Technology transformation(c)	—	—	4.5	18.7	1.0	5.8
Other(d)	5.5	7.7	22.8	(12.8)	1.3	2.1

Adjusted EBITDA	$126.2	$277.4	$408.5	$454.3	$95.4	$114.9

The following table provides a reconciliation from net income (loss) attributable to the Company to Adjusted Net Income for the four months ended April 30, 2012, the period from the date of our inception through December 31, 2012, the twelve months ended December 31, 2013 and December 31, 2014 and the three months ended March 31, 2014 and March 31, 2015.

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Net income (loss) attributable to the Company	$(54.9)	$(8.8)	$(35.1)	$(12.5)	$(14.7)	$(6.6)
Stock-based compensation(a)	92.7	2.3	6.3	10.7	2.1	3.1
Mergers and acquisitions, divestitures and business optimization(b)	25.3	30.4	25.0	19.7	4.0	0.5
Technology transformation(c)	—	—	4.5	18.7	1.0	5.8
Other(d)	2.2	5.1	20.9	(16.0)	0.7	1.8
Amortization of certain intangible assets(e)	—	87.1	130.7	161.8	34.6	45.4
Change in provision for income taxes(f)	(31.3)	(33.3)	(50.4)	(62.1)	(9.3)	(20.1)

Adjusted Net Income	$34.0	$82.8	$101.9	$120.3	$18.4	$29.9

(a)	Stock-based compensation items consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Stock-based compensation(i)	$2.0	$2.3	$6.3	$10.7	$2.1	$3.1
Accelerated stock-based compensation(ii)	90.7	—	—	—	—	—

Total stock-based compensation items	$92.7	$2.3	$6.3	$10.7	$2.1	$3.1

(i)	For 2014, consisted of $8.0 million of stock-based compensation and $2.7 million of cash-settled stock-based compensation. For the three months ended March 31, 2014, consisted of $2.0 million of stock-based compensation and $0.1 million of cash-settled stock-based compensation. For the three months ended March 31, 2015, consisted of $2.4 million of stock-based compensation and $0.7 million of cash-settled stock-based compensation. Once our stock is publicly traded, the cash-settled stock-based compensation liability will be adjusted to market value based on the period end closing stock price, with the offsetting adjustment recorded to cash-settled stock-based compensation expense.
(ii)	Represented accelerated stock-based compensation expenses as a result of the 2012 Change in Control Transaction.

(b)	Mergers and acquisitions, divestitures and business optimization consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Mergers, acquisitions and divestitures(i)	$24.3	$19.7	$9.5	$(11.9)	$1.0	$0.5
Mergers and acquisitions integration(ii)	1.0	2.3	3.0	15.8	2.7	—
Business optimization(iii)	—	8.4	12.5	15.8	0.3	—

Total mergers and acquisitions, divestitures and business optimization items	$25.3	$30.4	$25.0	$19.7	$4.0	$0.5

(i)	For Predecessor and Successor 2012, consisted of acquisition-related expenses primarily related to the 2012 Change in Control Transaction and for Predecessor 2012 costs related to our abandoned initial public offering process. For the twelve months ended December 31, 2013, consisted of $10.5 million of acquisition-related expenses and a credit of $1.0 million for other miscellaneous items. For the twelve months ended December 31, 2014, consisted of $22.2 million of remeasurement gains of our previously held equity interests upon purchase and consolidation of CIBIL and L2C, partially offset by $2.9 million of acquisition-related expenses, a $4.1 million impairment charge for a cost-method investment that sold its assets and liquidated during 2014 and $3.3 million of other miscellaneous items. For the three months ended March 31, 2014, consisted of $0.5 million of contingent consideration expense from a previous acquisition and $0.5 million of acquisition expenses. For the three months ended March 31, 2015, consisted of $0.4 million of contingent consideration expense for a previous acquisition and $0.1 million of acquisition expenses.
(ii)	Represented merger and acquisition integration costs for companies and assets purchased subsequent to April 30, 2012.
(iii)	For Successor 2012 and for 2013, primarily consisted of certain severance, sign-on, relocation and executive search costs. For 2014, primarily consisted of certain severance and facility wind-down costs. For the three months ended March 31, 2014, primarily consisted of facility wind-down costs.

(c)	Technology transformation consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Technology transformation project(i)	$—	$—	$4.5	$8.5	$1.0	$5.8
Acceleration of technology agreement(ii)	—	—	—	10.2	—	—

Total technology transformation items	$—	$—	$4.5	$18.7	$1.0	$5.8

(i)	Represented costs associated with a project to transform our technology infrastructure.
(ii)	Represented accelerated fees for a data matching service contract that we have terminated and in-sourced as part of the transformation to our technology infrastructure.

(d)	Other consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Debt refinance(i)	$—	$—	$2.5	$(33.1)	$—	$—
Legal and regulatory matters	2.4	(2.4)	5.2	8.1	0.3	—
Operating expense tax matters(ii)	—	—	2.9	3.9	—	—
Consulting study fees(iii)	—	4.4	5.3	1.8	—	—
Currency remeasurement(iv)	(0.2)	—	0.8	1.1	—	0.7
Hedge mark-to-market(v)	—	—	—	0.3	—	0.9
Other(vi)	—	3.1	4.2	1.9	0.4	0.2

Total other items affecting Adjusted Net Income	2.2	5.1	20.9	(16.0)	0.7	1.8
Loan fees and unused line of credit fees	3.1	1.9	1.4	1.9	0.6	0.4
Other non-operating income and expense	0.2	0.7	0.5	1.3	—	(0.1)

Total other items affecting Adjusted EBITDA	$5.5	$7.7	$22.8	$(12.8)	$1.3	$2.1

(i)	For 2013, represented debt refinancing expenses. For 2014, represented debt refinancing activity consisting of a gain on the prepayment of debt, net of prepayment premium and expenses.
(ii)	Represented expenses for sales and use tax matters and payroll tax matters.
(iii)	Represented fees for consulting studies related to our strategic initiatives.
(iv)	Represented currency remeasurement of our foreign operations.
(v)	Represented mark-to-market activity related to ineffectiveness of our interest rate hedge.
(vi)	For Successor 2012, represented $1.5 million in PCI expenses and $1.6 million of other miscellaneous items. For 2013, represented $3.3 million in PCI expenses and $0.9 million of other miscellaneous items. For 2014, represented other miscellaneous items. For the three months ended March 31, 2014 and 2015, represented other miscellaneous items.

(e)	Amortization of certain intangible assets consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Amortization of intangible assets from
2012 Change in Control	$—	$86.9	$128.0	$142.2	$31.5	$39.3
Amortization of intangible assets from acquisitions(i)	—	0.2	2.7	19.6	3.1	6.1

Total amortization of certain intangible assets	$—	$87.1	$130.7	$161.8	$34.6	$45.4

(i)	Represented amortization of acquired intangible assets that were established through acquisitions subsequent to the 2012 Change in Control Transaction.

(f)	Change in provision for income taxes consisted of the following:

	Predecessor	Successor
	Four Months Ended April 30, 2012	From Inception Through December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2014	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	(dollars in millions)
Tax effect of adjustments in (a), (b), (c), (d) and (e)(i)	$(40.6)	$(41.8)	$(62.6)	$(76.4)	$(15.2)	$(22.0)
Eliminate impact of adjustments for unremitted foreign earnings(ii)	8.4	7.8	10.5	0.5	1.7	1.5
Eliminate impact of acquisition-related items(iii)	—	—	—	10.7	1.8	—
Other(iv)	0.9	0.7	1.7	3.1	2.4	0.4

Total change in provision for income taxes	$(31.3)	$(33.3)	$(50.4)	$(62.1)	$(9.3)	$(20.1)

(i)	Represented the tax effect of adjustments in (a), (b), (c), (d) and (e). The tax rates used to calculate the tax expense impact were based on the nature of each item.
(ii)	Represented elimination of the impact of certain adjustments related to our deferred tax liability for unremitted foreign earnings, including a discrete change from foreign tax credit to foreign tax deduction methodology in 2014 and accrued withholding taxes on earnings from lower-tier foreign subsidiaries.
(iii)	Represented elimination of the impact of certain acquisition-related items, principally deferred taxes established related to our pre-consolidated CIBIL investment.
(iv)	Represented elimination of the impact of state tax rate changes on deferred taxes, valuation allowances on foreign net operating losses, and valuation allowances on capital losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Information presented for the twelve months ended December 31, 2014 and December 31, 2013, the period from the date of our inception through December 31, 2012 and the four months ended April 30, 2012 is derived from our audited consolidated financial statements for those periods included elsewhere in this prospectus. Information presented for the three months ended March 31, 2014 and March 31, 2015 is derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus.

Overview

TransUnion is a leading global risk and information solutions provider to businesses and consumers. We provide consumer reports, risk scores, analytical services and decisioning capabilities to businesses. Businesses embed our solutions into their process workflows to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. Consumers use our solutions to view their credit profiles and access analytical tools that help them understand and manage their personal information and take precautions against identity theft. We are differentiated by our comprehensive and unique datasets, our next-generation technology and our analytics and decisioning capabilities, which enable us to deliver insights across the entire consumer lifecycle. We believe we are the largest provider of risk and information solutions in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data, which allows us to better predict behaviors, assess risk and address a broader set of business issues for our customers. We have deep domain expertise across a number of attractive industries, sometimes referred to as verticals, including financial services, insurance and healthcare. We have a global presence in over 30 countries across North America, Africa, Latin America and Asia.

We obtain financial, credit, alternative credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from an average of 90,000 data sources, including financial institutions, private databases and public records repositories. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. Our deep analytics expertise, which includes our people as well as tools such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enables businesses and consumers to gain better insights into their risk and financial data. Our decisioning capabilities, which are generally delivered on a software-as-a-service platform, allows businesses to interpret data and apply their specific qualifying criteria to make decisions and take action with respect to their customers. Collectively, our data, analytics and decisioning capabilities allow businesses to authenticate the identity of consumers, effectively determine the most relevant products for consumers, retain and cross-sell to existing consumers, identify and acquire new consumers and reduce loss from fraud. Similarly, our capabilities allow consumers to see how their credit profiles have changed over time, understand the impact of financial decisions on their credit scores and manage their personal information as well as to take precautions against identity theft.

Segments

We manage our business and report our financial results in three operating segments: USIS, International and Consumer Interactive.

•	USIS provides consumer reports, risk scores, analytical and decisioning services to businesses. These businesses use our services to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. The core capabilities and delivery platforms in our USIS segment allow us to serve a broad set of customers and business issues. We offer our services to customers in financial services, insurance, healthcare and other industries.

•	The International segment provides services similar to our USIS segment to businesses in select regions outside the United States. Depending on the maturity of the credit economy in each country, services may include credit reports, analytics and decisioning services and other value-added risk management services. In addition, we have insurance, business and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered by our Consumer Interactive segment that help consumers proactively manage their personal finances.

•	Consumer Interactive offers solutions that help consumers manage their personal finances and take precautions against identity theft. Services in this segment include credit reports and scores, credit monitoring, fraud protection and resolution and financial management. Our products are provided through user friendly online and mobile interfaces and supported by educational content and customer support. Our Consumer Interactive segment serves over 35 million consumers through both direct and indirect channels.

In addition, Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Factors Affecting Our Results of Operations

The following are certain key factors that affect, or have recently affected, our results of operations:

Macroeconomic and Industry Trends

Our revenues are significantly influenced by general macroeconomic conditions, including the availability of affordable credit and capital, interest rates, inflation, employment levels, consumer confidence and housing demand. For the past three years, in the United States and other markets, we have seen continuing signs of improved economic conditions and increased market stabilization. In the United States, we also saw improvement in the consumer lending market, including mortgage refinancings resulting from low long-term mortgage rates, an improving housing market, increased auto loans, a decrease in unemployment, an increase in consumer confidence and an increase in demand for our marketing services. These factors helped drive improved financial results in all of our segments in for the first three months of 2015 and all of 2014 and 2013. The economic and market improvements were tempered by continuing concern about economic conditions that has limited consumer spending and has put pressure on growth in our businesses. In addition, the continued strengthening of the U.S.

dollar has diminished the operating results reported by our International operations during the first three months of 2015 and all of 2014 and 2013.

Our revenues are also significantly influenced by industry trends, including the demand for information services in financial services, insurance, healthcare and other industries we serve. Companies are increasingly relying on business analytics and big data technologies to help process this data in a cost-efficient manner. As customers have gained the ability to rapidly aggregate and analyze data generated by their own activities, they are increasingly expecting access to real-time data and analytics from their information providers as well as solutions that fully integrate into their workflows. As economies in emerging markets continue to develop and mature, we believe there will continue to be favorable socio-economic trends, such as an increase in the size of the middle class and a significant increase in the use of financial services by under-served and under-banked customers. Demand for consumer solutions is rising with higher consumer awareness of the importance and usage of their credit information, increased risk of identity theft due to data breaches and more readily available free credit information. The increasing number and complexity of regulations, including new capital requirements and the Dodd-Frank Act, make operations for businesses more challenging.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition.

2012 Change in Control Transaction

TransUnion was formed on February 15, 2012, as a vehicle to acquire TransUnion Intermediate on April 30, 2012. In connection with the 2012 Change in Control Transaction, the Company recognized significant stock-based compensation expense in 2012 due to the accelerated vesting of outstanding options, a significant increase in interest expense due to the issuance of $600.0 million of 9.625% Senior Notes to partially fund the acquisition and a significant increase in depreciation and amortization expense as a result of the step-up in basis to fair value of the assets and liabilities of the Company following the 2012 Change in Control Transaction. See the notes to our consolidated financial statements included in this prospectus and the operating expense discussion below for additional information.

Recent Developments

During the fourth quarter of 2014, the Company borrowed $50.0 million against the senior secured revolving line of credit to partially fund acquisitions as discussed under “—Recent Acquisitions and Partnerships” below. In March 2015, the Company borrowed an additional $35.0 million to complete these funding requirements and replenish cash on hand.

On April 9, 2014, the Company refinanced and amended its senior secured credit facility. The refinancing resulted in an increase of the outstanding term loan from $1,120.5 million to $1,900.0 million. The excess proceeds were used to redeem entire $645.0 million outstanding balance of the 11.375% senior notes (the “11.375% Senior Notes”) issued by TransUnion Financing Corp and Trans Union LLC including unpaid accrued interest, a prepayment premium and transaction fees. We refer to these transactions collectively as the 2014 Refinancing Transaction. The redemption of the 11.375% Senior Notes resulted in a net gain of $45.8 million recorded in the second quarter of 2014 in other income and expense in the consolidated statements of income, consisting of the unamortized 2012 Change in Control Transaction fair value increase in the notes of $89.4 million less an early redemption premium and other costs totaling $43.6 million. The refinancing of the senior secured credit facility resulted in $12.7 million of refinancing fees and other net costs, expensed and recorded in other income and expense in the second quarter of 2014 in the consolidated statements of income. We also incurred $5.0 million of new deferred financing fees that were recorded in other current assets and other assets in the consolidated balance sheets. See our consolidated financial statements and the related notes included in this prospectus and “—Liquidity and Capital Resources” below for additional information.

Recent Acquisitions and Partnerships

We selectively evaluate acquisitions and partnerships as a means to expand our business and international footprint and to enter new markets. During the past three years we completed the following acquisitions:

•	During January 2015, we acquired the remaining equity interests in our two Brazilian subsidiaries, Data Solutions Serviços de Informática Ltda. (“ZipCode”) and Crivo Sistemas em Informática S.A. (“Crivo”). We will no longer record net income attributable to the noncontrolling interests in our consolidated statements of income or redeemable noncontrolling interests in our consolidated balance sheet from the date we acquired the remaining interests.

•	On November 12, 2014, we acquired an 87.5% ownership interest in Drivers History Information Sales, LLC (“DHI”). DHI collects traffic violation and criminal court data. The results of operations of DHI, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of acquisition.

•	On October 17, 2014, we increased our equity interest in L2C from 11.6% to 100%. L2C provides predictive analytics generally focused on the unbanked market using alternative data. The results of operations of L2C, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date we obtained control.

•	In 2014, we increased our equity interest in CIBIL from 27.5% to 55.0%. This additional purchase resulted in our consolidation of CIBIL. CIBIL’s results of operations, which are not material, are included as part of our International segment in our consolidated statements of income since May 21, 2014, the date we obtained control.

•	Effective January 1, 2014, we acquired the remaining 30% equity interest in our Guatemala subsidiary, Trans Union Guatemala, S.A. (TransUnion Guatemala) from the minority shareholders. As a result of this acquisition, we no longer record net income attributable to noncontrolling interests for this subsidiary.

•	On December 16, 2013, we acquired a 100% ownership interest in certain assets of TLO, LLC (“TLO”). TLO provides data solutions for due diligence, threat assessment, identity authentication, fraud prevention, and debt recovery. The results of operations of TLO, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of the acquisition.

•	On September 4, 2013, we acquired a 100% ownership interest in e-Scan Data Systems, Inc. (“eScan”). eScan provides data solutions for hospitals and healthcare providers to efficiently capture uncompensated care costs in their revenue management cycle programs. The results of operations of eScan, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of the acquisition.

•

In 2011, we acquired an 80% ownership interest in Crivo, marking our entry into the Brazilian market. On March 1, 2013, we acquired an 80% ownership interest in ZipCode further expanding our footprint in Brazil. ZipCode provides data enrichment and registry information solutions for companies in Brazil’s information management, financial services, marketing and telecommunications industries.

The results of operations of ZipCode, which are not material, have been included as part of our International segment in our consolidated statements of income since the date of the acquisition. In January 2015, we acquired the remaining ownership interests in ZipCode and Crivo.

•	On May 29, 2012, we acquired an 85% ownership interest in Credit Reference Bureau (Holdings) Limited (“CRB”). During the third quarter of 2013, we acquired the remaining 15% ownership interest. CRB operates collections and credit bureau businesses and has locations in eight African countries, giving us a strategic presence in seven new African countries. The results of operations of CRB, which are not material, have been included as part of our International segment in our consolidated statements of income since May 29, 2012.

Key Components of Our Results of Operations

Revenue

We derive our USIS segment revenue from three operating platforms: Online Data Services, Marketing Services and Decision Services. Online Data Services encompass services delivered in real-time using both credit and public record datasets. We also provide online reports that link public record datasets for qualified businesses seeking to locate consumers, specific assets or investigate relationships among consumers, businesses and locations. Collectively, the reports, characteristics and scores, with variations tailored for specific industries, form the basis of Online Data Services. We also provide online services to help businesses manage fraud and authenticate a consumer’s identity when they initiate a new business relationship. Additionally, we provide data to businesses to help them satisfy “know your customer” compliance requirements and to confirm an individual’s identity. Marketing Services help our customers develop marketing lists of prospects via direct mail, web and mobile. Our databases are used by our customers to contact individuals to extend firm offers of credit or insurance. We provide portfolio review services, which are periodic reviews of our customers’ existing accounts, to help our customers develop cross-selling offers to their existing customers and monitor and manage risk in their existing consumer portfolios. We also provide trigger services which are daily notifications of changes to a consumer profile. Decision Services, our software-as-a-service offerings, includes a number of platforms that help businesses interpret data and predictive model results and apply their customer-specific criteria to facilitate real-time automated decisions at the time of customer interaction. Our customers use Decision Services to evaluate business risks and opportunities, including those associated with new consumer credit and checking accounts, insurance applications, account collection, patient registrations and apartment rental requests.

We report our International segment revenue in two categories: developed markets and emerging markets. Our developed markets are Canada and Hong Kong. Our emerging markets include Africa, Latin America, Asia Pacific and India. In 2014, we reclassified Puerto Rico to emerging markets to align it with the rest of the Latin America region. Prior years’ revenue has been reclassified accordingly.

Consumer Interactive offers solutions that help consumers manage their personal finances and take precautions against identity theft. Services in this segment include credit reports and scores, credit monitoring, fraud protection and resolution and financial management. Our products are provided through user friendly online and mobile interfaces and supported by educational content and customer support.

Cost of Services

Costs of services include data acquisition and royalty fees, costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses and occupancy costs associated with the facilities where these functions are performed.

Selling, General and Administrative

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Non-Operating Income and Expense

Non-operating income and expense includes interest expense, interest income, earnings from equity-method investments, dividends from cost-method investments, expenses related to successful and unsuccessful business acquisitions, loan fees, debt refinancing expenses, certain acquisition-related gains and losses and other non-operating income and expenses.

Results of Operations—Three Months Ended March 31, 2014 and 2015

The following table sets forth our historical results of operations for the periods indicated below:

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
Revenue	$353.1	$303.4	$49.7	16.4%
Operating expenses
Cost of services (exclusive of depreciation and amortization below) .	125.6	120.9	4.7	3.9%
Selling, general and administrative	121.9	96.2	25.7	26.7%
Depreciation and amortization	69.1	51.5	17.6	34.2%

Total operating expenses	316.6	268.6	48.0	17.9%
Operating income expenses (loss)	36.5	34.8	1.7	4.9%
Non-operating income and expense
Interest expense	(44.8)	(50.8)	6.0	11.8%
Interest income	0.9	0.5	0.4	80.0%
Earnings from equity method investments	2.3	3.6	(1.3)	(36.1)%
Other income and (expense), net	(2.3)	(1.7)	(0.6)	(35.3)%

Total non-operating income and expense	(43.9)	(48.4)	4.5	9.3%
Loss before income taxes	(7.4)	(13.6)	6.2	45.5%
Benefit for income taxes	3.0	0.1	2.9	nm

Net loss	(4.4)	(13.5)	9.1	67.2%
Less: net income attributable to noncontrolling interests	(2.2)	(1.2)	(1.0)	(76.3)%

Net loss attributable to the Company	$(6.6)	$(14.7)	$8.1	55.0%

nm: not meaningful

Key Performance Measures

Management, including our chief operating decision maker, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measure Adjusted EBITDA and the GAAP measures revenue, cash provided by operating activities and cash paid for capital expenditures. In order to more closely align the definition of Adjusted EBITDA to the definition we use as a supplemental measure of our operating performance as well as a compensation measure under our incentive plan, we have included additional adjustments to our previously defined Adjusted EBITDA. Such additional adjustments consist of expenses for mergers and acquisitions integration, business optimization, our technology transformation project, operating expense tax matters, consulting study fees related to our strategic initiatives and other expenses. All periods have been presented in the table below under our new definition of Adjusted EBITDA. For the three months ended March 31, 2015 and March 31, 2014, these key indicators were as follows:

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
Revenue	$353.1	$303.4	$49.7	16.4%
Reconciliation of net income (loss) attributable to the Company to Adjusted EBITDA(1):
Net loss attributable to the Company	$(6.6)	$(14.7)	$8.1	55.0%
Net interest expense	43.9	50.3	(6.4)	(12.8)%
Benefit for income taxes	(3.0)	(0.1)	(2.9)	nm
Depreciation and amortization	69.1	51.5	17.6	34.0%

EBITDA	103.4	87.0	16.4	18.7%
Stock-based compensation(2)	3.1	2.1	1.0	43.8%
Mergers, acquisitions, divestitures and business optimization(3)	0.5	4.0	(3.5)	(88.7)%
Technology transformation project(4)	5.8	1.0	4.8	nm
Other(5)	2.1	1.3	0.8	78.4%

Total adjustments	11.5	8.4	3.1	35.8%

Adjusted EBITDA(1)	$114.9	$95.4	$19.5	20.3%

Other metrics:
Cash provided by operating activities	$16.5	$(6.1)	$22.6	nm
Cash paid for capital expenditures	30.1	38.8	(8.7)	(22.4)%

nm: not meaningful

(1)

Adjusted EBITDA is defined as net income (loss) attributable to the Company before net interest expense, income tax provision (benefit), depreciation and amortization and other adjustments noted in the table above. We present Adjusted EBITDA as a supplemental measure of our operating performance because it eliminates the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Also, Adjusted EBITDA is a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours. In addition, our board of directors and executive management team use Adjusted EBITDA as a compensation measure under our incentive plan. Furthermore, under the credit agreement governing our senior secured credit facility and the indentures governing our senior unsecured PIK toggle notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “—Liquidity and Capital Resources—Debt” and “Description of Indebtedness.” Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation, including cash-settled stock-based compensation, and certain other income and expense. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Adjusted EBITDA is not a measure of financial condition or profitability under GAAP and should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA is net income attributable to the Company. The table above provides a reconciliation from net income (loss) attributable to the Company to Adjusted EBITDA for the three months ended March 31, 2015 and 2014.
(2)	For the three months ended March 31, 2015, consisted of $2.4 million of stock-based compensation and $0.7 million of cash-settled stock-based compensation. For the three months ended March 31, 2014, consisted of $2.0 million of stock-based compensation and $0.1 million of cash-settled stock-based compensation. Cash-settled stock-based awards are granted to employees outside the United States and Canada. Once our stock is publicly traded, the cash-settled stock-based compensation liability will be adjusted to market value based on the period end closing stock price, with the offsetting adjustment recorded to cash-settled stock-based compensation expense.
(3)	In 2015, consisted of a $0.4 million adjustment for contingent consideration expense and $0.1 million of acquisition expenses. In 2014, consisted of $2.7 million of merger and acquisition integration expenses, $0.5 million of contingent consideration expense, $0.5 million of acquisition expenses and $0.3 million of business optimization expenses.
(4)	In 2015 and 2014, represented costs associated with a project to transform our technology infrastructure.
(5)	In 2015, consisted of $0.9 million mark-to-market loss related to ineffectiveness on our interest rate hedge, $0.7 million of currency remeasurement, $0.4 million of loan fees and $0.1 million of miscellaneous. In 2014, consisted of $0.6 million of loan fees and $0.7 million of miscellaneous.

Revenue

Total revenue increased $49.7 million for the three months ended March 31, 2015, compared with the same period in 2014, due to strong organic growth in all of our segments and revenue from our recent acquisitions of CIBIL, L2C and DHI in our USIS and International segments, partially offset by the impact of weakening foreign currencies on the 2014 revenue of our International segment. Acquisitions accounted for an increase in revenue of 4.7%. The impact of weakening foreign currencies accounted for a decrease in revenue of 1.4%. Excluding revenue from the recent acquisitions and the impact of weakening foreign currencies, consolidated revenues grew 13.1%. Revenue by segment in the three-month periods was as follows:

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
USIS
Online Data Services	$149.7	$131.2	$18.5	14.2%
Marketing Services	33.2	30.9	2.3	7.3%
Decision Services	39.3	32.1	7.2	22.3%

Total USIS	222.2	194.2	28.0	14.4%

International:
Developed Markets	20.5	19.7	0.8	3.6%
Emerging Markets	42.4	34.4	8.0	23.3%

Total International	62.9	54.1	8.8	16.1%

Consumer Interactive	68.0	55.1	12.9	23.5%

Total revenue	$353.1	$303.4	$49.7	16.4%

USIS Segment

USIS revenue increased $28.0 million for the three months ended March 31, 2015, compared with the same period in 2014, due to organic increases in revenue for all platforms and the revenue from our recent acquisitions of DHI and L2C.

Online Data Services.    Online Data Services revenue increased $18.5 million for the three-month period, compared with the same period in 2014, due to a 9.0% increase in credit report unit volume. Increases in credit report unit volume in the financial services, resellers, insurance and healthcare markets were partially offset by a small decrease in volume in other markets. Credit report unit volume was weakened in the first quarter of 2014 due to the extreme cold weather conditions experienced across large portions of the United States in early 2014. Also, a change in the mix of products sold resulted in an increase in average pricing for online credit reports in 2015.

Marketing Services.    Marketing Services revenue increased $2.3 million for the three-month period, compared with the same period in 2014, due primarily to an organic increase in custom data sets and archive information and revenue from our recent acquisitions.

Decision Services.    Decision Services revenue increased $7.2 million for the three-month period, compared with the same period in 2014, due primarily to an organic increase in revenue in healthcare, financial services and insurances markets and revenue from our recent acquisitions.

International Segment

International revenue increased $8.8 million, or 16.1%, for the three months ended March 31, 2015, compared with the same period in 2014. Higher local currency revenue from increased volumes in all regions and the inclusion of revenue from our CIBIL acquisition was partially offset by a 8.1% decrease in revenue from the impact of weakening foreign currencies. Incremental revenue from our acquisition of CIBIL accounted for an 18.0% increase in International revenue. Excluding the impact of foreign currencies and acquisitions, International revenue increased 6.2%.

Developed Markets.    Developed markets revenue increased $0.8 million, or 3.6%, for the three-month period, compared with the same period in 2014, due to higher local currency revenue in both regions partially offset by a 7.8% decrease in revenue from the impact of a weakening Canadian dollar. Excluding the impact of foreign currencies, developed markets revenue increased 11.4%.

Emerging Markets.    Emerging markets revenue increased $8.0 million, or 23.3%, for the three-month period, compared with the same period in 2014. Higher local currency revenue in all regions and the inclusion of revenue from our CIBIL acquisition was partially offset by a 8.2% decrease in revenue from the impact of weakening foreign currencies, primarily the South African rand and Brazilian real. Incremental revenue from our CIBIL acquisition accounted for a 28.3% increase in emerging markets revenue. Excluding the impact of foreign currencies and acquisitions, emerging markets revenue increased 3.2%.

Consumer Interactive Segment

Consumer Interactive revenue increased $12.9 million for the three months ended March 31, 2015, compared with the same period in 2014. This increase was due to an increase in revenue from our indirect channel and an increase in the average number of subscribers in our direct channel.

Operating Expenses

Operating expenses for the three-month periods were as follows:

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
Cost of services	$125.6	$120.9	$4.7	3.9%
Selling, general and administrative	121.9	96.2	25.7	26.7%
Depreciation and amortization	69.1	51.5	17.6	34.2%

Total operating expenses	$316.6	$268.6	$48.0	17.9%

Cost of Services

Cost of services increased $4.7 million for the three-month period, compared with the same period in 2014. The increase was due primarily to:

•	operating and integration costs of our DHI, L2C and CIBIL acquisitions in our USIS and International segments;

•	incremental costs incurred as part of the transformation of our technology infrastructure; and

•	an increase in product costs resulting from the increase in revenue,

partially offset by:

•	the impact of weakening foreign currencies on the expenses of our International segment.

Selling, General and Administrative

Selling, general and administrative expenses increased $25.7 million for the three-month period, compared with the same period in 2014. The increase was due primarily to:

•	operating and integration costs from our DHI, L2C and CIBIL acquisitions in our USIS and International segments; and

•	an increase in advertising costs in our Consumer Interactive segment,

partially offset by:

•	the impact of weakening foreign currencies on the expenses of our International segment.

Depreciation and Amortization

Depreciation and amortization increased $17.6 million for the three-month period, compared with the same period in 2014, primarily in our USIS and International segments. In July 2014, we revised the remaining useful lives of certain internal-use software, equipment, leasehold improvements and the corporate headquarters facility to align with the expected completion dates of our strategic initiatives to transform our technology platform and corporate headquarters facility. As a result, depreciation and amortization increased $8.0 million during the three months ended March 31, 2015. Depreciation and amortization also increased an additional $9.6 million for the three months ended March 31, 2015, due to the recent business acquisitions and increased capital expenditures related to our strategic initiatives made in 2014 and the first quarter of 2015.

Operating Income and Operating Margins

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
USIS operating income	$31.3	$32.4	$(1.1)	(3.4)%
International operating income	2.4	2.2	0.2	4.3%
Consumer Interactive operating income	23.6	19.0	4.6	24.4%
Corporate operating loss	(20.8)	(18.8)	(2.0)	(10.2)%

Total operating income	$36.5	$34.8	$1.7	4.9%

Operating Margin:
USIS	14.1%	16.7%		(2.6)%
International	3.8%	4.2%		(0.4)%
Consumer Interactive	34.7%	34.5%		0.2%
Total operating margin	10.3%	11.5%		(1.2)%

Total operating income increased $1.7 million for the three months ended March 31, 2015, compared with the same period in 2014. The increase was due primarily to:

•	the increase in revenue in all segments, including revenue from the recent acquisitions,

partially offset by:

•	operating and integration costs from our DHI, L2C and CIBIL acquisitions in our USIS and International segments;

•	The increase in depreciation and amortization, primarily in our USIS and International segments;

•	the impact of weakening foreign currencies on the 2014 results of our International segment;

•	an increase in advertising costs in our Consumer Interactive segment; and

•	incremental costs incurred as part of the transformation of our technology infrastructure.

Margins for the USIS segment decreased due primarily to incremental costs incurred as part of the strategic initiative to transform our technology platform, including additional depreciation and amortization resulting from shortening the remaining useful lives of certain existing technology assets to align with the expected completion of this initiative, and operating and integration expenses from the recent acquisitions, partially offset by the increase in revenue. Margins for the International segment decreased due primarily to additional depreciation and amortization resulting from reassessing the remaining useful lives of certain assets, as well as integration and depreciation and amortization expenses of our CIBIL acquisition, partially offset by the increase in revenue. Margins for the Consumer Interactive segment increased slightly, as the increase in revenue was mostly offset by the increase in advertising costs.

Non-Operating Income and Expense

	Three months ended March 31,		Change
			2015 vs. 2014
	2015	2014	$	%
	(dollars in millions)
Interest expense	$(44.8)	$(50.8)	$6.0	11.8%
Interest income	0.9	0.5	0.4	80.0%
Earnings from equity method investments	2.3	3.6	$(1.3)	(36.1)%
Other income and expense, net:
Acquisition fees	(0.1)	(0.5)	0.4	80.0%
Loan fees	(0.4)	(0.6)	0.2	33.3%
Dividends from cost method investments	—	—	—	—%
Other income, net	(1.8)	(0.6)	(1.2)	(200.0)%

Total other income and expense, net	(2.3)	(1.7)	(0.6)	(35.3)%

Non-operating income and expense	$(43.9)	$(48.4)	$4.5	9.3%

Interest expense decreased $6.0 million for the three-month period, compared with the same period in 2014. A decrease in interest expense due to the early redemption of the 11.375% notes in the second quarter of 2014 was partially offset by additional interest expense resulting from the increase in the average principal balance of the senior secured credit facility in 2015 compared with 2014. See note 8 to our March 31, 2015 unaudited consolidated financial statements appearing elsewhere in the prospectus for additional information about the early redemption of the 11.375% Senior Notes and the senior secured credit facility refinancing.

Earnings from equity method investments decreased $1.3 million because in the first quarter of 2015, we included CIBIL in our consolidated results, whereas in the first quarter of 2014, CIBIL was an equity method investment.

Acquisition fees represent costs we have incurred for acquisition-related efforts.

For the three months ended March 31, 2015, other income, net, included a loss of $0.9 million on the swap that no longer qualifies for hedge accounting.

Provision for Income Taxes

Effective January 1, 2015, the look-through provision under subpart F of the U.S. Internal Revenue Code expired. Consequently, in both periods presented, we recorded tax expense for the U.S. income tax we would incur in the absence of the look-through rule. This rule requires U.S. corporate shareholders to recognize current U.S. taxable income from passive income, including dividends, earned by certain foreign subsidiaries, regardless of whether that income is remitted to the United States. The look-through rule grants an exception to this recognition for subsidiary passive income attributable to an active business. When it is not in effect, we are required to accrue a tax liability for certain foreign earnings as if those earnings were distributed to the United States.

For the three months ended March 31, 2015, we reported a loss before income taxes and an effective tax rate benefit of 40.1%, which was higher than the 35% U.S. federal statutory rate due primarily to the benefit of state income taxes and the tax rate differential on foreign earnings, partially offset by the expiration of the look-through rule.

For the three months ended March 31, 2014, we reported a loss before income taxes and an effective tax rate benefit of 0.6%, which was lower than the 35% U.S. federal statutory rate due primarily to the additional tax expense associated with the expiration of the look-through rule, tax expense on unremitted foreign earnings not considered permanently reinvested, increased tax due to foreign dividends and a detrimental change in state tax rates, which primarily affected deferred tax expense.

Significant Changes in Assets and Liabilities

There were no significant changes in our assets or liabilities between December 31, 2014, and March 31, 2015.

Results of Operations—Twelve Months Ended December 31, 2014, 2013 and 2012

As a result of the 2012 Change in Control Transaction, the historical financial statements and information are presented on a Successor and Predecessor basis. The historical financial information for TransUnion Intermediate reflects the consolidated results of TransUnion Intermediate and its subsidiaries prior to the 2012 Change in Control Transaction (the “Predecessor”). The historical financial information for TransUnion reflects the stand-alone results of its operations from its date of inception and the consolidated results of TransUnion Intermediate and its subsidiaries after April 30, 2012 (the “Successor”).

The 2012 Change in Control Transaction was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. Periods after the 2012 Change in Control Transaction are not comparable to prior periods due primarily to the additional amortization of intangibles resulting from the fair value adjustments of the assets acquired and liabilities assumed and interest expense resulting from the additional debt incurred to finance the transaction. In addition, the Predecessor incurred significant stock-based compensation expense and acquisition costs related to the 2012 Change in Control Transaction.

To facilitate comparability of 2013 to 2012, we present below the combination of TransUnion consolidated results from the date of inception, February 15, 2012, through December 31, 2012, TransUnion Intermediate Predecessor consolidated results for the four months ended April 30, 2012 and certain pro forma adjustments that give effect to the 2012 Change in Control Transaction as if it occurred on January 1, 2012 (pro forma results for the year ended December 31, 2012), and compare those pro forma results with the consolidated TransUnion 2013 results. We present the 2012 information in this format to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis to 2013. We believe this presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations for 2013 compared with 2012, than a presentation of historical 2013 results for TransUnion compared with historical 2012 results of TransUnion from the date of inception through December 31, 2012, and a separate comparison of historical 2013 results for TransUnion compared with historical 2012 results of TransUnion Intermediate for the four months ended April 30, 2012, would provide. The following table sets forth our historical results of operations for the periods indicated below:

	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	Successor Date of Inception Through December 31, 2012	Predecessor Four Months Ended April 30, 2012	2012 Pro Forma Adjustments	Pro Forma Twelve Months Ended December 31, 2012	Change
							2014 vs. 2013		2013 vs. Pro Forma 2012
							$	%	$	%
	(dollars in millions)
Revenue	$1,304.7	$1,183.2	$767.0	$373.0	$—	$1,140.0	$121.5	10.3%	$43.2	3.8%
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	499.1	472.4	298.2	172.0	—	470.2	26.7	5.7%	2.2	0.5%
Selling, general and administrative	436.0	354.8	212.6	172.0	—	384.6	81.2	22.9%	(29.8)	(7.7)%
Depreciation and amortization(1)	241.2	186.8	115.0	29.2	43.5	187.7	54.4	29.1%	(0.9)	(0.5)%

Total operating expenses	1,176.3	1,014.0	625.8	373.2	43.5	1,042.5	162.3	16.0%	(28.5)	(2.7)%
Operating income expenses (loss)	128.4	169.2	141.2	(0.2)	(43.5)	97.5	(40.8)	(24.1)%	71.7	73.5%
Non-operating income and expense
Interest expense(1)	(190.0)	(197.6)	(125.0)	(40.5)	(13.0)	(178.5)	7.6	3.8%	(19.1)	(10.7)%
Interest income	3.3	1.7	0.8	0.6	—	1.4	1.6	94.1%	0.3	21.4%
Earnings from equity method investments	12.5	13.7	8.0	4.1	—	12.1	(1.2)	(8.8)%	1.6	13.2%
Other income and (expense), net	44.0	(12.9)	(22.3)	(27.9)	—	(50.2)	56.9	441.1%	37.3	74.3%

Total non-operating income and expense	(130.2)	(195.1)	(138.5)	(63.7)	(13.0)	(215.2)	64.9	33.3%	20.1	9.3%
Income (loss) from operations before income taxes	(1.8)	(25.9)	2.7	(63.9)	(56.5)	(117.7)	24.1	93.1%	91.8	78.0%
(Provision) benefit for income taxes(1)(2)	(2.6)	(2.3)	(6.6)	11.5	21.5	26.4	(0.3)	(13.0)%	(28.7)	(108.7)%

Net income (loss)	(4.4)	(28.2)	(3.9)	(52.4)	(35.0)	(91.3)	23.8	84.4%	63.1	69.1%
Less: net income attributable to noncontrolling interests	(8.1)	(6.9)	(4.9)	(2.5)	—	(7.4)	(1.2)	(17.4)%	0.5	6.8%

Net income (loss) attributable to the Company	$(12.5)	$(35.1)	$(8.8)	$(54.9)	$(35.0)	$(98.7)	$22.6	64.4%	$63.6	64.4%

nm: not meaningful

(1)	The depreciation and amortization, interest expense and income tax expense pro forma adjustments give effect to the 2012 Change in Control Transaction as if it had occurred on January 1, 2012.
(2)	Estimated tax impact of pro forma adjustments at 38%.

Key Performance Measures

Management, including our chief operating decision maker, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measure Adjusted EBITDA and the GAAP measures revenue, cash provided by operating activities and cash paid for capital expenditures. In order to more closely align the definition of Adjusted EBITDA to the definition we use as a supplemental measure of our operating performance as well as a compensation measure under our incentive plan, we have included additional adjustments to our previously defined Adjusted EBITDA. Such additional adjustments consist of expenses for mergers and acquisitions integration, business optimization, our technology transformation project, operating expense tax matters, consulting study fees related to our strategic initiatives and other expenses. All periods have been presented in the table below under our new definition of Adjusted EBITDA. For the twelve months ended December 31, 2014, 2013 and 2012, these key indicators were as follows:

	Twelve months ended December 31,			Change
				2014 vs. 2013		2013 vs Pro Forma 2012
	2014	2013	Pro Forma 2012	$	%	$	%
	(dollars in millions)
Revenue	$1,304.7	$1,183.2	$1,140.0	$121.5	10.3%	$43.2	3.8%
Reconciliation of net income (loss) attributable to the Company to Adjusted EBITDA(1):
Net income (loss) attributable to the Company	$(12.5)	$(35.1)	$(98.7)	$22.6	64.4%	$63.6	64.4%
Net interest expense	186.7	195.9	177.1	(9.2)	(4.7)%	18.8	10.6%
Income tax provision (benefit)	2.6	2.3	(26.4)	0.3	13.0%	28.7	108.7%
Depreciation and amortization	241.2	186.8	187.7	54.4	29.1%	(0.9)	(0.5)%

EBITDA	418.0	349.9	239.7	68.1	19.5%	110.2	46.0%
Stock-based compensation(2)	10.7	6.3	4.3	4.4	69.8%	2.0	46.5%
Accelerated stock-based compensation(3)	—	—	90.7	—	nm	(90.7)	(100.0)%
Mergers, acquisitions and divestitures(4)	(11.9)	9.5	44.0	(21.4)	nm	(34.5)	(78.4)%
Mergers and acquisitions integration(5)	15.8	3.0	3.3	12.8	nm	(0.3)	(9.1)%
Business optimization(6)	15.8	12.5	8.4	3.3	26.4%	4.1	48.8%
Technology transformation project(7)	8.5	4.5	—	4.0	88.9%	4.5	nm
Acceleration of technology agreement(8)	10.2	—	—	10.2	nm	—	nm
Debt refinance(9)	(33.1)	2.5	—	(35.6)	nm	2.5	nm
Legal and regulatory matters	8.1	5.2	—	2.9	55.8%	5.2	nm
Operating expense tax matters(10)	3.9	2.9	—	1.0	34.5%	2.9	nm
Consulting study fees(11)	1.8	5.3	4.4	(3.5)	(66.0)%	0.9	20.5%
Currency remeasurement(12)	1.1	0.8	(0.2)	0.3	37.5%	1.0	nm
Hedge mark-to-market(13)	0.3	—	—	0.3	nm	—	nm
Loan fees and unused line of credit	1.9	1.4	5.3	0.5	35.7%	(3.9)	(73.6)%
Other non-operating income and expense	1.3	0.6	0.6	0.7	116.7%	—	—
Other(14)	1.9	4.1	3.1	2.2	(53.7)%	1.0	32.3%

Adjusted EBITDA(1)	$454.3	$408.5	$403.6	$45.8	11.2%	$4.9	1.2%

Other metrics:
Cash provided by operating activities	$154.3	$143.4	$99.4	$10.9	7.6%	$44.0	44.3%
Cash paid for capital expenditures	155.2	81.7	69.2	73.5	90.0%	12.5	18.1%

nm: not meaningful

(1)

Adjusted EBITDA is defined as net income (loss) attributable to the Company before net interest expense, income tax provision (benefit), depreciation and amortization and other adjustments noted in the table above. We present Adjusted EBITDA as a supplemental measure of our operating performance because it eliminates the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. Also, Adjusted EBITDA is a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours. In addition, our board of directors and executive management team use Adjusted EBITDA as a compensation measure under our incentive plan. Furthermore, under the credit agreement governing our senior secured credit facility and the indentures governing our Senior Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “—Liquidity and Capital Resources—Debt” and “Description of Indebtedness.” Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation, including cash-settled stock-based compensation, and certain other income and expense. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Adjusted EBITDA is not a measure of financial condition or profitability under GAAP and should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance. We believe that the most directly comparable GAAP measure to Adjusted EBITDA is net income attributable to the Company. The following table provides a reconciliation from net income (loss) attributable to the Company to Adjusted EBITDA for the twelve months ended December 31, 2014 and December 31, 2013, the period from the date of our inception through December 31, 2012 and the four months ended April 30, 2012 of the Predecessor.
(2)	For 2014, consisted of $8.0 million of stock-based compensation and $2.7 million of cash-settled stock-based compensation. Cash-settled stock-based awards are granted to employees outside the United States and Canada. Once our stock is publicly traded, the cash-settled stock-based compensation liability will be adjusted to market value based on the period end closing stock price, with the offsetting adjustment recorded to cash-settled stock-based compensation expense.
(3)	Represented accelerated stock-based compensation expenses as a result of the 2012 Change in Control Transaction.
(4)	Consisted of acquisition-related expenses primarily related to the 2012 Change in Control Transaction. Also included costs related to our abandoned initial public offering process. For 2013, included $10.5 million of acquisition-related expenses and a credit of $1.0 million for other miscellaneous items. For 2014, included $22.2 million of remeasurement gains of our previously held equity interests upon purchase and consolidation of CIBIL and L2C partially offset by $2.9 million of acquisition-related expenses, a $4.1 million impairment charge for a cost-method investment that sold its assets and liquidated during 2014 and $3.3 million of other miscellaneous items.
(5)	Consisted of merger and acquisition integration costs for companies and assets purchased between 2012 and 2014.
(6)	For 2012 and 2013, primarily consisted of certain severance, sign-on, relocation and executive search costs. For 2014, primarily consisted of certain severance and facility wind-down costs.
(7)	Represented costs associated with a project to transform our technology infrastructure.
(8)	Represented accelerated fees for a data matching service contract that we have terminated and in-sourced as part of the transformation to our technology infrastructure.
(9)	For 2013, represented debt refinancing expenses. For 2014, represented debt refinancing activity consisting of a gain on the prepayment of debt, net of prepayment premium and expenses.
(10)	Represented expenses for sales and use tax matters and payroll tax matters.
(11)	Represented fees for consulting studies related to our strategic initiatives.
(12)	Represented currency remeasurement of our foreign operations.
(13)	Represented mark-to-market activity related to ineffectiveness of our interest rate hedge.
(14)	For 2012, represented $1.5 million in PCI expenses and $1.6 million of other miscellaneous items. For 2013, represented $3.3 million in PCI expenses and $0.9 million of other miscellaneous items. For 2014, represented other miscellaneous items.

Revenue

For 2014, revenue increased $121.5 million, or 10.3%, compared with 2013 due to revenue from our 2014 and 2013 acquisitions in our USIS and International segments and organic growth in all of our segments, partially offset by the impact of weakening foreign currencies in our International segment. Acquisitions accounted for an increase in revenue of 6.4%. The impact of weakening foreign currencies accounted for a decrease in revenue of 1.4%. Excluding the impact of the recent acquisitions and weakening foreign currencies, consolidated revenue increased 5.3% compared with the prior year. For 2013, revenue increased $43.2 million, or 3.8%, compared with 2012 due to revenue from our 2013 and 2012 acquisitions in our USIS and International segments and organic growth in all operating segments, partially offset by the impact of weakening foreign currencies in our International segment. The impact of weakening foreign currencies accounted for a decrease in revenue of 1.6%. Excluding the impact of the recent acquisitions and weakening foreign currencies, consolidated revenue increased 3.9% compared with the prior year. Revenue by segment and a more detailed explanation of revenue within each segment were as follows:

	Twelve months ended December 31,			Change
				2014 vs. 2013		2013 vs. Pro Forma 2012
	2014	2013	Pro Forma 2012	$	%	$	%
	(dollars in millions)
U.S. Information Services:
Online Data Services	$545.6	$505.9	$495.6	$39.7	7.8%	$10.3	2.1%
Marketing Services	134.5	126.0	132.3	8.5	6.7%	(6.3)	(4.8)%
Decision Services	138.5	108.7	97.6	29.8	27.4%	11.1	11.4%

Total U.S. Information Services	818.6	740.6	725.5	78.0	10.5%	15.1	2.1%
International:
Developed Markets	90.9	86.9	83.7	4.0	4.6%	3.2	3.8%
Emerging Markets	164.6	152.0	150.7	12.6	8.3%	1.3	0.9%

Total International	255.5	238.9	234.4	16.6	6.9%	4.5	1.9%
Consumer Interactive	230.6	203.7	180.1	26.9	13.2%	23.6	13.1%

Total revenue	$1,304.7	$1,183.2	$1,140.0	$121.5	10.3%	$43.2	3.8%

USIS Segment

For 2014, USIS revenue increased $78.0 million, or 10.5%, compared with 2013, with increases in all of the platforms due to improved market conditions and a 7.6% increase in revenue from our acquisitions of eScan and TLO in 2013 and L2C and DHI in 2014. For 2013, USIS revenue increased $15.1 million, or 2.1%, compared with 2012, with increases in online credit reports and decision services due to improved market conditions and an increase of 1.4% from our acquisitions of eScan in September of 2013 and TLO in December of 2013, partially offset by a decrease in marketing services.

Online Data Services.    For 2014, online data services revenue increased $39.7 million, or 7.8%, compared with 2013 due primarily to revenue from our acquisition of TLO and a 3.2% increase in online credit report unit volume. Increases in credit report unit volume in the financial services, insurance and other markets were partially offset by a decrease in volume in the resellers market, primarily in the first six months of 2014, due to higher mortgage interest rates and the resulting decline in refinancings. A change in the mix of products sold resulted in a slight decrease in average pricing for online credit reports in 2014. For 2013, online data services revenue increased $10.3 million, or 2.1%, compared with 2012 due primarily to a 1.5% increase in online credit report unit volume, primarily in the financial services and resellers markets, as conditions in the consumer and housing credit markets improved throughout the year. A change in the mix of products sold resulted in a slight increase in average pricing for online credit reports in 2013.

Marketing Services.    Marketing services revenue increased $8.5 million, or 6.7%, in 2014 and decreased $6.3 million, or 4.8%, in 2013 compared with prior periods. For 2014, the increase was due to an increase in custom datasets and archive information in the insurance and financial services markets. For 2013, the decrease was due to a decrease in demand for custom datasets and archive information and lower batch revenue, primarily in the financial services market.

Decision Services.    For 2014 and 2013, decision services revenue increased $29.8 million, or 27.4%, and $11.1 million, or 11.4%, respectively, compared with prior periods. The increase in both years was due primarily to revenue from our acquisition of eScan.

International Segment

For 2014, International revenue increased $16.6 million, or 6.9%, compared with 2013. The increase was due to higher local currency revenue from increased volumes in all regions and revenue from our acquisitions of CIBIL and ZipCode, partially offset by a 6.9% decrease in revenue from the impact of weakening foreign currencies. Incremental revenue from our acquisition of CIBIL and ZipCode accounted for an 8.2% increase in International revenue in 2014. Excluding the impact of foreign currencies and acquisitions, International revenue increased 5.7% compared with the prior year. For 2013, International revenue increased $4.5 million, or 1.9%, compared with 2012. The increase was due to higher local currency revenue from increased volumes in most regions, substantially offset by a decrease of 7.6% from the impact of weakening foreign currencies. Incremental revenue from our acquisitions of ZipCode in March 2013 and CRB in May 2012 accounted for an increase in revenue of 2.9%. Excluding the impact of recent acquisitions and foreign currencies, International revenue increased 6.6% compared with the prior year.

Developed Markets.    For 2014, developed markets revenue increased $4.0 million, or 4.6%, compared with 2013, due to higher volumes in both regions, partially offset by a decrease of 4.7% from the impact of the weakening Canadian dollar. Excluding the impact of weakening foreign currencies, developed markets revenue increased 9.3% compared with the prior year. For 2013, developed markets revenue increased $3.2 million, or 3.8%, compared with 2012, due to higher volumes in both regions, partially offset by a decrease of 2.0% from the impact of the weakening Canadian dollar. Excluding the impact of weakening foreign currencies, developed markets revenue increased 6.0% compared with the prior year.

Emerging Markets.    For 2014, emerging markets revenue increased $12.6 million, or 8.3%, compared with 2013, due to higher volumes in all regions and the inclusion of revenue from our CIBIL and ZipCode acquisitions, partially offset by a decrease of 8.1% from the impact of weakening foreign currencies, primarily the South African rand. Incremental revenue from our acquisitions of CIBIL and ZipCode accounted for an increase in revenue of 12.8%. Excluding the impact of recent acquisitions and foreign currencies, emerging markets revenue increased 3.6% compared with the prior year. For 2013, emerging markets revenue increased $1.3 million, or 0.9%, compared with 2012, due to increased volumes in all regions and the revenue from our acquisitions of ZipCode and CRB, substantially offset by a decrease of 10.6% from the impact of weakening foreign currencies, primarily the South African rand. Incremental revenue from our acquisitions of ZipCode and CRB accounted for an increase in revenue of 4.4%. Excluding the impact of recent acquisitions and foreign currencies, emerging markets revenue increased 7.0% compared with the prior year.

Consumer Interactive Segment

For 2014 and 2013, Consumer Interactive revenue increased $26.9 million, or 13.2%, and $23.6 million, or 13.1%, respectively, compared with prior periods. These increases were due primarily to an increase in the average number of subscribers and volume in our indirect channel.

Operating Expenses

Operating expenses for the periods reported were as follows:

	Twelve months ended December 31,			Change
				2014 vs. 2013		2013 vs. Pro Forma 2012
	2014	2013	Pro Forma 2012	$	%	$	%
	(dollars in millions)
Cost of services	$499.1	$472.4	$470.2	$26.7	5.7%	$2.2	0.5%
Selling, general and administrative	436.0	354.8	384.6	81.2	22.9%	(29.8)	(7.7)%
Depreciation and amortization	241.2	186.8	187.7	54.4	29.1%	(0.9)	0.5%

Total operating expenses	$1,176.3	$1,014.0	$1,042.5	$162.3	16.0%	$(28.5)	(2.7)%

Cost of Services

For 2014, cost of services increased $26.7 million compared with 2013. The increase was due primarily to:

•	operating and integration costs associated with our USIS and International acquisitions;

•	an acceleration of $10.2 million of fees recorded for a data matching service contract that we have terminated and in-sourced as part of the transformation to our technology infrastructure;

•	severance charges in our Corporate unit and USIS segment related to the consolidation and subsequent closure of our California-based contract center; and

•	costs associated with strategic initiatives;

partially offset by:

•	the impact of weakening foreign currencies on the 2014 expenses of our International segment.

For 2013, cost of services increased $2.2 million compared with 2012. The increase was due primarily to:

•	an increase in variable product costs in our Consumer Interactive segment resulting from the increase in revenue;

•	labor costs for investments in strategic initiatives primarily in our USIS segment; and

•	operating and integration costs associated with our USIS and International acquisitions;

substantially offset by:

•	$21.5 million of accelerated stock-based compensation expense recorded in 2012 by TransUnion Intermediate Predecessor resulting from the 2012 Change in Control Transaction; and

•	the impact of weakening foreign currencies on the 2013 expenses of our International segment.

Selling, General and Administrative

For 2014, selling, general and administrative expenses increased $81.2 million compared with 2013. The increase was due primarily to:

•	operating and integration costs associated with our USIS and International acquisitions;

•	expense of $8.1 million for certain legal and regulatory matters in our Corporate unit and International segment; and

•	severance charges in our Corporate unit and USIS segment related to the consolidation and subsequent closure of our California-based contract center;

partially offset by:

•	the impact of weakening foreign currencies on the 2014 expenses of our International segment.

For 2013, selling, general and administrative expenses decreased $29.8 million compared with 2012. The decrease was due primarily to:

•	$69.2 million of additional stock-based compensation expense recorded in 2012 by TransUnion Intermediate Predecessor resulting from the 2012 Change in Control Transaction; and

•	the impact of weakening foreign currencies on the 2013 expenses of our International segment;

partially offset by:

•	an increase in labor costs for investments in strategic initiatives primarily in our USIS and International segments;

•	an increase in advertising expense in our Consumer Interactive segment;

•	operating and integration costs associated with our USIS and International acquisitions; and

•	an increase in legal and regulatory costs in our USIS segment.

See our consolidated financial statements and the related notes included in this prospectus for further information about the impact of the 2012 Change in Control Transaction.

Depreciation and amortization

For 2014, depreciation and amortization increased $54.4 million. In July 2014, we revised the remaining useful lives of certain internal-use software, equipment, leasehold improvements and the corporate headquarters facility to align with the expected completion dates of our strategic initiatives to transform our technology infrastructure and corporate headquarters facility. As a result, depreciation and amortization increased $17.5 million during 2014. Depreciation and amortization increases of $19.6 million from recent business acquisitions and other increases primarily related to additional capital expenditures for our strategic initiatives also impacted the increase in 2014.

For 2013, compared with pro forma 2012, depreciation and amortization was flat but 2012 included a $43.5 million pro forma adjustment to reflect additional depreciation and amortization that would have resulted had the 2012 Change in Control Transaction occurred on January 1, 2012, instead of April 30, 2012. See our consolidated financial statements and the related notes included in this prospectus for further information about the portion of the purchase price allocated to tangible and intangible assets and their estimated useful lives.

Operating Income and Operating Margins

	Twelve months ended December 31,			Change
				2014 vs. 2013		2013 vs. Pro Forma 2012
	2014	2013	Pro Forma 2012	$	%	$	%
	(dollars in millions)
USIS operating income	$112.8	$154.7	$124.1	$(41.9)	(27.1)%	$30.6	24.7%
International operating income	22.2	19.5	13.6	2.7	13.8%	5.9	43.4%
Consumer Interactive operating income	85.5	65.6	60.0	19.9	30.3%	5.6	9.3%
Corporate operating loss	(92.1)	(70.6)	(100.2)	(21.5)	(30.5)%	29.6	29.5%

Total operating income	128.4	169.2	97.5	(40.8)	(24.1)%	71.7	73.5%

Operating Margin:
USIS	13.8%	20.9%	17.1%		(7.1)%		3.8%
International	8.7%	8.2%	5.8%		0.5%		2.4%
Consumer Interactive	37.1%	32.2%	33.3%		4.9%		(1.1)%
Total operating margin	9.8%	14.3%	8.6%		(4.5)%		5.7%

For 2014, consolidated operating income decreased $40.8 million. This decrease was due primarily to:

•	operating and integration costs associated with our USIS and International acquisitions;

•	an increase of $54.4 million in depreciation and amortization due primarily to our recent acquisitions and our strategic initiative to transform our technology infrastructure and corporate headquarters facility;

•	an increase in variable product costs due to the increase in revenue;

•	an acceleration of $10.2 million of fees recorded in our USIS segment for a data matching service contract that we have terminated and in-sourced as part of the transformation of our technology infrastructure;

•	expense of $8.1 million for certain legal and regulatory matters in our Corporate unit and International segment;

•	severance charges in our Corporate unit and USIS segment related to the consolidation and subsequent closure of our California-based contract center; and

•	the impact of weakening foreign currencies on the 2014 results of our International segment;

partially offset by:

•	the increase in revenue in all segments, including revenue from the recent acquisitions.

For 2014, margins for the USIS segment decreased due primarily to additional depreciation and amortization resulting from revising the remaining useful lives of certain assets, the operating, integration and depreciation and amortization expenses of our recent acquisitions, severance charges and the accelerated fees for canceling the data matching service, partially offset by the increase in revenue. Margins for the International segment were relatively flat as the additional depreciation and amortization from revising the remaining useful lives of certain asset and the operating, integration and depreciation and amortization expenses of our recent acquisitions was mostly offset by the increase in revenue. Margins in our Consumer Interactive segment increased due to the increase in revenue.

For 2013 compared to pro forma 2012, consolidated operating income increased $71.7 million. This increase was due primarily to:

•	accelerated stock-based compensation expense of $90.7 million recorded by TransUnion Intermediate Predecessor in 2012 as a result of the 2012 Change in Control Transaction; and

•	the increase in revenue;

partially offset by:

•	operating and integration costs association with our USIS and International acquisitions;

•	an increase in labor costs for investments in strategic initiatives primarily in our USIS and International segments;

•	an increase in variable product costs and advertising in our Consumer Interactive segment;

•	an increase in legal and regulatory costs in our USIS segment; and

•	the impact of weakening foreign currencies on the 2013 results of our International segment.

For 2013 compared to pro forma 2012, margins for the USIS segment decreased due primarily to an increase in labor costs for investments in strategic initiatives including integration costs of recent acquisitions, and an increase in legal and regulatory costs, partially offset by the accelerated stock-based compensation expense recorded in 2012 and the increase in revenue. Margins for the International segment decreased due primarily to an increase in labor costs for investments in strategic initiatives including integration costs for our recent acquisitions, partially offset by the accelerated stock-based compensation expense recorded in 2012. Margins for the Consumer Interactive segment decreased due primarily to the increase in advertising, partially offset by the accelerated stock-based compensation recorded in 2012.

Non-Operating Income and Expense

	Twelve months ended December 31,			Change
				2014 vs. 2013		2013 vs. Pro Forma 2012
	2014	2013	Pro Forma 2012	$	%	$	%
	(dollars in millions)
Interest expense	$(190.0)	$(197.6)	$(178.5)	$7.6	3.8%	$(19.1)	(10.7)%
Interest income	3.3	1.7	1.4	1.6	94.1%	0.3	21.4%
Earnings from equity method investments	12.5	13.7	12.1	$(1.2)	(8.8)%	$1.6	13.2%
Other income and expense, net:
Loan fees	(14.6)	(3.8)	(5.0)	(10.8)	nm	1.2	24.0%
Acquisition fees	(2.9)	(10.5)	(42.2)	7.6	72.4%	31.7	75.1%
Dividends from cost method investments	0.8	0.7	0.6	0.1	14.3%	0.1	16.7%
Other income (expense), net	60.7	0.7	(3.6)	60.0	nm	4.3	119.4%

Total other income and expense, net	44.0	(12.9)	(50.2)	56.9	nm	37.3	74.3%

Non-operating income and expense	$(130.2)	$(195.1)	$(215.2)	$64.9	33.3%	$20.1	9.3%

nm: not meaningful

Other income and expense, net, was significantly impacted by the 2014 Refinancing Transaction and the 2012 Change in Control Transaction. See our consolidated financial statements and the related notes included in this prospectus for additional information.

For 2014, interest expense decreased $7.6 million compared with 2013. A decrease in interest expense due to the early redemption of the 11.375% Senior Notes in the second quarter of 2014 was partially offset by additional interest expense resulting from the increase in the average principal balance of the senior secured credit facility in 2014 compared with 2013. For 2013 compared with pro forma 2012, interest expense increased $19.1 million, due primarily to interest on the 8.125% Senior Notes issued in November 2012, and interest on the additional borrowings under the Trans Union LLC senior secured term loan in 2013. Pro forma 2012 interest expense included a pro forma adjustment of $13.0 million to reflect additional interest expense that would have been incurred had the TransUnion Holding 9.625% notes that were issued to partially fund the 2012 Change in Control Transaction been issued on January 1, 2012, instead of in March 21, 2012. See our consolidated financial statements and the related notes included in this prospectus for additional information about our interest expense.

For 2014, loan fees included $12.7 million of refinancing fees and other net costs expensed as a result of refinancing our senior secured credit facility. For 2012, loan fees included a $2.7 million fee for a bridge loan commitment for the 2012 Change in Control Transaction.

Acquisition fees represent costs we have incurred for various acquisition-related efforts. For 2014, acquisition fees included costs related to our acquisitions of DHI, L2C and CIBIL and costs of other acquisition efforts. For 2013, acquisition fees included costs related to our acquisitions of ZipCode, eScan and TLO and other acquisition efforts. For 2012, acquisition fees include $36.5 million of costs related to the 2012 Change in Control Transaction and $3.0 million of initial public offering related expenses that were previously capitalized but written off in the first quarter of 2012 as we formally withdrew our registration statement on Form S-1 as a result of the 2012 Change in Control Transaction, and costs of other acquisition efforts. Of the $36.5 million 2012 Change in Control Transaction costs, $15.6 million was incurred by the Successor and $20.9 million was incurred by the Predecessor.

For 2014, other income (expense), net included a net gain of $45.8 million resulting from the early redemption of the 11.375% Senior Notes consisting of the unamortized 2012 Change in Control Transaction fair value increase in the notes of $89.4 million less an early redemption premium and other costs totaling $43.6 million, a $22.2 million gain resulting from remeasuring our previously held equity interests in CIBIL and L2C under the accounting guidance for acquisitions achieved in stages, an impairment charge of $4.1 million related to a cost-method investment that has sold its assets and liquidated, a loss of $0.6 million on the swap that no longer qualifies for hedge accounting and other income and expenses.

Provision for Income Taxes

For 2014 and 2013, we reported a loss before income taxes with income tax expense, resulting in a negative effective tax rate for both periods. This rate was lower than the 35% U.S. federal statutory rate due primarily to tax on our foreign earnings that are not considered indefinitely reinvested outside the United States.

For the pro forma twelve months ended December 31, 2012, pro forma income tax expense includes a pro forma reduction of income tax expense that would have resulted had the 2012 Change in Control Transaction occurred on January 1, 2012. See the pro forma 2012 depreciation and amortization and the interest expense discussions above for further information on the 2012 pro forma adjustments.

For the period of inception through December 31, 2012, the effective tax rate was 244.4%. This rate was higher than the 35% U.S. federal statutory rate due primarily to the lapse of the look-through rule and the reduction in available foreign tax credits, the unfavorable impact of changes to our accrual on certain undistributed earnings of the Company’s controlled foreign subsidiaries and tax non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction, partially offset by a favorable tax rate differential on the Company’s foreign earnings.

For the four months ended April 30, 2012, we reported a loss before income taxes. The effective tax rate for this period of 18.0% was lower than the 35% U.S. federal statutory rate due primarily to the impact of recording tax expense on our undistributed foreign earnings, the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

Effective January 1, 2012, the look-through provision under subpart F of the United States Internal Revenue Code expired. Consequently, beginning in 2012, we recorded tax expense for the U.S. income tax we would incur in the absence of the look-through rule. As part of the American Taxpayer Relief Act of 2012 enacted into law on January 2, 2013, the look-through provision was retroactively reinstated to January 1, 2012, and we reversed the tax expense we recorded for subpart F in 2012 during the first quarter of 2013. The look-through rule is effective for 2013 and 2014 as well.

As a result of the 2012 Change in Control Transaction and increased debt service requirements resulting from the additional debt incurred by TransUnion, we asserted at December 31, 2012, that all undistributed foreign earnings from certain controlled foreign corporations accumulated as of April 30, 2012, were not indefinitely reinvested outside the United States. Accordingly, in 2012 we recorded a deferred tax liability for the full estimated U.S. tax cost, net of related foreign tax credits, associated with remitting these earnings back to the United States. In 2014, we modified this assertion due to changes in the Company’s capital structure. We now assert that $118.7 million of earnings from our Canadian, South African and Netherlands subsidiaries and CIBIL are not indefinitely reinvested outside the United States.

Significant Changes in Assets and Liabilities

Goodwill increased $114.2 million at December 31, 2014, compared with December 31, 2013, due primarily to the purchase price allocations for CIBIL, DHI and L2C, partially offset by adjustments for foreign currency translation. See our consolidated financial statements and the related notes included in this prospectus for additional information.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows provided by operating activities, cash and cash equivalents on hand, and our senior secured revolving line of credit. Our principal uses of liquidity are working capital, capital expenditures, debt service and other general corporate purposes. We believe our cash on hand, cash generated from operations, and funds available under the senior secured revolving line of credit will be sufficient to fund our planned capital expenditures, debt service obligations and operating needs for the foreseeable future. We may, however, elect to raise funds through debt or equity financings in the future to fund significant investments or acquisitions that are consistent with our growth strategy. TransUnion Intermediate pays cash dividends to TransUnion to fund its debt service obligations.

Cash and cash equivalents totaled $87.0 million at March 31, 2015, of which $57.5 million was held outside the United States. Cash and cash equivalents totaled $77.9 million at December 31, 2014, of which $50.6 million was held outside the United States. The balance retained in cash and cash equivalents is consistent with our short-term cash needs and investment objectives. As of March 31, 2015, we had $85.0 million outstanding borrowings against the senior secured revolving line of credit and could have borrowed the remaining $105.0 million available. The Company is required to make additional principal payments on the senior secured term loan based on excess cash flows, as defined in the agreement, of the prior year. There were no excess cash flows for 2014 and therefore no additional payment was required in 2015. See our consolidated financial statements and the related notes included in this prospectus for additional information.

As of March 31, 2015, the Company intends to keep all foreign earnings of controlled entities except for approximately $119.9 million permanently reinvested in operations outside of the United States as these earnings are not needed to fund our current or expected domestic operations. Accordingly, under ASC 740-30 we have recorded a deferred tax liability of approximately $41.9 million as of March 31, 2015, on the earnings of the controlled entities that we expect to repatriate.

Sources and Uses of Cash

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	2015 vs. 2014 Change
Cash provided by (used in) operating activities	$16.5	$(6.1)	$22.6
Cash used in investing activities	(34.9)	(69.9)	35.0
Cash provided by (used in) financing activities	29.1	24.8	4.3
Effect of exchange rate changes on cash and cash equivalents	(1.6)	(0.6)	(1.0)

Net change in cash and cash equivalents	$9.1	$(51.8)	$60.9

	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	TransUnion Successor Date of Inception Through December 31, 2012(1)	TransUnion Intermediate Predecessor Four Months Ended April 30, 2012	2012 Pro Forma Adjustments(2)	Pro Forma Twelve Months Ended December 31, 2012	2014 vs. 2013 Change	2013 vs. Pro Forma 2012 Change
	(dollars in millions)
Cash provided by operating activities	$154.3	$143.4	$47.0	$52.4	$(13.0)	$86.4	$10.9	$57.0
Cash used in investing activities	(276.0)	(367.0)	(1,547.1)	(19.6)	—	(1,566.7)	91.0	1,199.7
Cash provided by (used in) financing activities	91.9	187.3	1,655.1	(45.0)	—	1,610.1	(95.4)	(1,422.8)
Effect of exchange rate changes on cash and cash equivalents	(3.5)	(6.8)	(0.7)	0.8	—	0.1	3.3	(6.9)

Net change in cash and cash equivalents	$(33.3)	$(43.1)	$154.3	$(11.4)	$(13.0)	$129.9	$9.8	$(173.0)

(1)	Cash used in investing activities for TransUnion date of inception through December 31, 2012, is net of the cash of TransUnion Intermediate Predecessor on April 30, 2012, acquired by TransUnion in connection with the 2012 Change in Control Transaction.
(2)	The pro forma adjustment to 2012 cash provided by operating activities represents the additional interest expense that would have been incurred had the 2012 Change in Control Transaction occurred on January 1, 2012. No cash tax savings would have occurred because the additional interest expense would have increased the net loss.

Operating Activities

For the three months ended March 31, 2015 compared with 2014, the increase in cash provided by operating activities was due primarily to the increase in cash operating margin and decrease in interest expense.

For 2014, the increase in cash provided by operating activities was due primarily to the increase in revenue and decrease in interest expense, partially offset by the increase in cash operating expenses and working capital. For 2013 compared with pro forma 2012, the increase in cash provided by operating activities was due primarily to cash used in 2012 to pay option holders cash consideration based on the value of their options in connection with the 2012 Change in Control Transaction, partially offset by the increase in interest expense.

Investing Activities

For the three months ended March 31, 2015 compared with 2014, the decrease in cash used in investing activities was due primarily to a decrease in cash used for acquisitions and capital expenditures.

For 2014, the decrease in cash used in investing activities was due primarily to a decrease in cash used for acquisitions, partially offset by an increase in cash paid for capital expenditures. For 2013, the decrease in cash used in investing activities was due primarily to cash used in 2012 to fund the 2012 Change in Control Transaction, partially offset by cash used for acquisitions in 2013.

Financing Activities

For the three months ended March 31, 2015 compared with 2014, the increase in cash provided by financing activities was due primarily to the increase in net borrowings.

For 2014, the decrease in cash provided by financing activities was due primarily to the 2014 Refinancing Transaction prepayment premium and fees and a decrease in net borrowings. For 2013, the decrease in cash provided by financing activities was due primarily to equity and debt proceeds received in 2012 to fund the 2012 Change in Control Transaction, partially offset by the dividend paid in 2012 and proceeds from borrowings against our senior secured credit facility in 2013.

Capital Expenditures

We make capital expenditures to grow our business by developing new and enhanced capabilities, to increase the effectiveness and efficiency of the organization and to reduce risks. We make capital expenditures for product development, disaster recovery, security enhancements, regulatory compliance, and the replacement and upgrade of existing equipment at the end of its useful life. During the third quarter of 2013, we began a strategic initiative to transform our technology infrastructure to enable growth, promote innovation and provide a competitive advantage. We are also in the process of making improvements to our corporate headquarters facility.

For the three months ended March 31, 2015 compared with 2014, cash paid for capital expenditures decreased $8.7 million, from $38.8 million in 2014 to $30.1 million in 2015, due to a decrease in spending to upgrade our corporate headquarters facility. We expect total expenditures to be lower in 2015 than 2014 as a percentage of revenue as we complete the improvements to our corporate headquarters in the first half of 2015.

For 2014, cash paid for capital expenditures increased $73.5 million compared with 2013 due primarily to the ongoing strategic initiatives to transform our technology infrastructure and to upgrade our corporate headquarters facility. On an accrual basis, our capital expenditures were $163.0 million in 2014 compared with $96.3 million in 2013. For 2013, cash paid for capital expenditures increased $12.5 million, from $69.2 million in 2012 to $81.7 million in 2013. On an accrual basis, our capital expenditures were $96.3 million in 2013 compared with $66.7 million in 2012.

Debt

Senior Secured Credit Facility

On June 15, 2010, our subsidiary, Trans Union LLC, entered into a senior secured credit facility with various lenders. The credit facility consists of a senior secured term loan and a senior secured revolving line of credit. On April 9, 2014, we refinanced and amended our senior secured credit facility. The refinancing resulted in an increase of the outstanding term loan from $1,120.5 million to $1,900.0 million. The amendment, among other things, reduced the interest rate floor and margins, reduced the amount available under the revolving line of credit from $210.0 million to $190.0 million, extended the maturity dates, and changed certain covenant requirements. The additional borrowings were used in part to repay all amounts outstanding under the existing revolving line of credit and to pay fees and expenses associated with the refinancing transaction. On May 9, 2014, the remaining borrowings were used to redeem the entire $645.0 million outstanding balance of the 11.375% Senior Notes issued by TransUnion Financing Corp and Trans Union LLC including unpaid accrued interest and a prepayment premium. We refer to these transactions collectively as the “2014 Refinancing Transaction.” The 2014 Refinancing Transaction resulted in a net gain of $33.1 million recorded in the consolidated statement of income, consisting of a gain of $45.8 million on the early redemption of the 11.375% Senior Notes less $12.7 million of refinancing fees and other net costs expensed as a result of refinancing our senior secured credit facility. The 2014 Refinancing Transaction is expected to result in a reduction in cash paid for interest of approximately $45 million annually, less a reduction in the amortized fair value premium, for a net reduction to interest expense of approximately $20 million annually at current interest rates.

Interest rates on the refinanced term loan are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.75% or 3.00% depending on our senior secured net leverage ratio. Under the refinanced term loan, the Company is required to make principal payments of 0.25% of the refinanced original principal balance at the end of each quarter, with the remaining balance due April 9, 2021. The Company will also be required to make additional payments beginning in 2015 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year.

During the fourth quarter of 2014, the Company borrowed $50.0 million against the senior secured revolving line of credit to partially fund acquisitions. In March of 2015, the Company borrowed an additional $35.0 million to complete the funding requirements and replenish cash on hand. As of March 31, 2015, we had outstanding borrowings of $85.0 million under our senior secured revolving line of credit and could borrow up to an additional $105.0 million.

Under the covenants of the instruments governing our senior secured debt, TransUnion Intermediate is restricted from making certain distribution payments to TransUnion.

Interest rates on the refinanced revolving line of credit are based on LIBOR unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.50% or 2.75% depending on our senior secured net leverage ratio. There is a 0.375% or 0.50% annual commitment fee, depending on our senior secured net leverage ratio, payable quarterly based on the undrawn portion of the revolving line of credit. The commitment under the revolving line of credit expires on April 9, 2019.

With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. As of March 31, 2015, we were in compliance with all of the loan covenants.

On April 30, 2012, we entered into swap agreements that effectively fixed the interest payments on a portion of the then existing term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we had designated as cash flow hedges, we paid a fixed rate of interest of 2.033% and received a variable rate of interest equal to the greater of 1.50% or the 3-month LIBOR. The net amount paid or received was recorded as an adjustment to interest expense. As a result of the April 9, 2014 credit facility amendment, the swaps were no longer expected to be highly effective and no longer qualify for hedge accounting. The total fair value of the swap instruments as of April 9, 2014 of $1.6 million was recorded in other liabilities in the consolidated balance sheet. The corresponding net of tax loss of $1.0 million was recorded in accumulated other comprehensive income and is being amortized to interest expense on a straight-line basis through December 29, 2017, the remaining life of the swaps. Changes in the fair value of the swaps after April 9, 2014 through December 31, 2014, resulted in a loss $0.3 million recorded in other income and expense for the year ended December 31, 2014.

Our subsidiary, Trans Union LLC, intends to enter into Amendment No. 8 to our senior secured credit facility prior to consummation of this offering that will (a) refinance our existing $1,881.1 million aggregate principal amount senior secured term loan with a new senior secured term loan in the same amount with lower pricing and (b) include other amendments to our senior secured credit facility to permit Amendment No. 9 to be entered into substantially concurrently with, and conditioned upon, the closing of this offering that will: (i) refinance our existing $190.0 million senior secured revolving credit facility with a new senior secured revolving credit facility in an amount up to $210.0 million, proceeds of which may be used for working capital and general corporate purposes and (ii) allow for the five-year New Term Loan Facility in an aggregate principal amount of up to $350.0 million, proceeds of which will be used to repay a portion of the Senior Notes and pay fees and expenses incurred in connection with the Credit Facility Refinancing. Amendment No. 8 will become effective upon satisfaction of certain customary conditions and is expected to occur in early June 2015, although there is no assurance that such effectiveness will occur. Upon the effectiveness of Amendment No. 8, we anticipate that the floor for LIBOR loans will be reduced to 0.75% from 1.00%. See “Description of Indebtedness—Senior Secured Credit Facility.”

11.375% Senior Notes

In connection with a transaction in 2010 in which our previous owners sold a controlling stake in us, on June 15, 2010, we issued $645.0 million principal amount of 11.375% Senior Notes due on June 15, 2018. As a result of the 2012 Change in Control Transaction, a purchase accounting fair value adjustment increase of $124.2 million was allocated to the 11.375% Senior Notes . These notes were repaid in full on May 9, 2014, from the incremental proceeds borrowed on our senior secured credit facility resulting in a net gain of $45.8 million.

9.625% Senior Notes

In connection with the acquisition of TransUnion Intermediate, on March 21, 2012, TransUnion issued $600.0 million principal amount of 9.625% Senior Notes, in a private placement to certain investors. Pursuant to an exchange offer completed in October 2012, these notes were registered with the SEC. TransUnion is required to pay interest on the 9.625% Senior Notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case TransUnion will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes (such increase being referred to as “PIK,” or paid-in-kind interest) to the extent described in the indenture.

The indenture governing the 9.625% Senior Notes contains nonfinancial covenants that include restrictions on our ability to pay dividends or distributions, repurchase equity, prepay junior debt, make certain investments, incur additional debt, issue certain stock, incur liens on property, merge, consolidate or sell certain assets, enter into transactions with affiliates, and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to TransUnion. As of March 31, 2015, we were in compliance with all covenants under the indenture.

We intend to use proceeds from this offering and the New Term Loan Facility to redeem all of our outstanding 9.265% Senior Notes.

8.125% Senior Notes

On November 1, 2012, TransUnion issued $400.0 million principal amount of 8.125% Senior Notes at an offering price of 99.5% in a private placement to certain investors. The proceeds were used to pay a $373.8 million dividend to our shareholders and to pay various costs associated with issuing the debt and obtaining consents from our existing debt holders. Pursuant to an exchange offer completed in August 2013, these notes were registered with the SEC. TransUnion is required to pay interest on the 8.125% Senior Notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case TransUnion will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes to the extent described in the indenture.

The indenture governing the 8.125% Senior Notes and the nonfinancial covenants are substantially identical to those governing the 9.625% Senior Notes. As of March 31, 2015, we were in compliance with all covenants under the indenture.

We intend to use proceeds from this offering and the New Term Loan Facility to redeem all of our outstanding 8.125% Senior Notes.

Effect of certain debt covenants

A breach of any of the covenants under the agreements governing our debt could limit our ability to borrow funds under the Trans Union LLC senior secured revolving line of credit and could result in a default under the Trans Union LLC senior secured credit facility or the indentures governing the TransUnion senior unsecured PIK toggle notes. Upon the occurrence of an event of default under the Trans Union LLC senior secured credit facility or the indentures governing the TransUnion senior unsecured PIK toggle notes, the Trans Union LLC lenders, or the holders of the TransUnion senior unsecured PIK toggle notes, as the case may be, could elect to declare all amounts outstanding under the applicable indebtedness to be immediately due and payable, and the lenders could terminate all commitments to extend further credit under our senior secured credit facility. If we were unable to repay the amounts declared due, the lenders could proceed against any collateral granted to them to secure that indebtedness. We have pledged substantially all of the Trans Union LLC assets as collateral under the senior secured credit facility. If the lenders under the senior secured credit facility accelerate the repayment of borrowings, or the holders of the TransUnion senior unsecured PIK toggle notes accelerate repayment of the notes, we may not have sufficient assets to repay the debt due. See “Risk Factors.”

TransUnion’s ability to meet its liquidity needs or to pay dividends on its common stock depends on its subsidiaries’ earnings, the terms of their indebtedness, and other contractual restrictions. Trans Union LLC, the borrower under the senior secured credit facility, is not permitted to declare any dividend or make any other distribution, subject to certain exceptions including compliance with a fixed charge coverage ratio and a basket that depends on TransUnion Intermediate’s consolidated net income.

Our senior secured credit facility includes a senior secured net leverage ratio covenant which must be tested as a condition to incur additional indebtedness. The ratio must also be tested at the end of any fiscal quarter for which we have a line of credit borrowing outstanding in excess of 30% of the revolving credit commitment. As of March 31, 2015, this covenant, if it applied, would have required us to maintain a senior secured net leverage ratio on a pro forma basis equal to, or less than, 6.00-to-1. As of March 31, 2015, we were in compliance with our senior secured net leverage ratio covenant.

Under the covenants of the instruments governing our senior debt, TransUnion Intermediate is restricted from making certain distribution payments to TransUnion.

For additional information about our debt, see our consolidated financial statements and the related notes included in this prospectus.

Contractual Obligations

Consolidated future minimum payments for noncancelable operating leases, purchase obligations and debt repayments as of December 31, 2014, are payable as follows:

	Operating leases	Purchase obligations	Debt repayments(1)	Loan fees and interest payments(1)	Total
	(in millions)
2015	$12.8	$182.0	$74.0	$169.7	$438.5
2016	9.9	31.9	23.4	164.2	229.4
2017	7.0	11.1	19.4	170.7	208.2
2018	5.4	6.7	1,019.0	123.8	1,154.9
2019	5.0	1.1	19.0	83.9	109.0
Thereafter	11.8	2.5	1,790.7	108.8	1,913.8

Totals	$51.9	$235.3	$2,945.5	$821.1	$4,053.8

(1)	We intend to use the net proceeds from this offering and the New Term Loan Facility to redeem all of the outstanding 9.625% Senior Notes and all of the outstanding 8.125% Senior Notes at redemption prices equal to 100.0% and 102.031% of their face value, respectively, plus accrued and unpaid interest to, but not including, the redemption date. We estimate that this will reduce our annual interest expense by approximately $ million.

Purchase obligations to be repaid in 2015 include $106.5 million of trade accounts payable that were included in the consolidated balance sheet as of December 31, 2014. Purchase obligations include commitments for outsourcing services, royalties, data licenses, maintenance and other operating expenses. Loan fees and interest payments are estimates based on the interest rates in effect at December 31, 2014, and the contractual principal paydown schedule, excluding any excess cash flow prepayments that may be required. See our consolidated financial statements and the related notes included in this prospectus for additional information about our interest payments.

Off-Balance Sheet Arrangements

As of March 31, 2015, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Application of Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with GAAP. The notes to our consolidated financial statements include disclosures about our significant accounting policies. These accounting policies require us to make certain judgments and estimates in reporting our operating results and our assets and liabilities. The following paragraphs describe the accounting policies that require significant judgment and estimates due to inherent uncertainty or complexity.

Goodwill and Indefinite-Lived Intangibles

Due to the 2012 Change in Control Transaction, the value of goodwill increased significantly, as the excess of the purchase price paid for TransUnion Intermediate over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill and allocated to each of our reporting units.

As of December 31, 2014, our consolidated balance sheet included goodwill of $2,023.9 million. As of December 31, 2014, we had no other indefinite-lived intangible assets. We test goodwill and indefinite-lived intangible assets for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, if any, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded.

We use discounted cash flow techniques to determine the fair value of our reporting units, goodwill and other indefinite-lived intangibles. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows, exchange rates and an estimate of the appropriate discount rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operating plans reviewed by management and significant shareholders. The projections of future exchange rates were based on the current exchange rates at the time the projections were prepared. The estimated discount rates were based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis was prepared. We believe our current estimates of fair value are based on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates are, however, inherently uncertain, and estimates using different assumptions could result in significantly different results, and a potential impairment charge for one or more of our reporting units that could adversely affect our results of operations.

During 2014, 2013 and 2012, there were no impairments of goodwill or other indefinite-lived intangible assets. As of December 31, 2014, our estimates of fair value for each reporting unit exceeded the carrying amount of the corresponding reporting unit. The estimated fair value of our Latin America reporting unit exceeded its carrying amount by 5%. A 10% increase in the discount rate or a 10% decrease in the estimated cash flows of the reporting unit could not have resulted in an impairment in any reporting unit other than the Latin America reporting unit.

Long-Lived Depreciable and Amortizable Assets

In connection with the 2012 Change in Control Transaction, all long-lived depreciable and amortizable assets were recorded at fair value and the carrying value of certain fixed assets and all intangible assets increased significantly.

As of December 31, 2014, our consolidated balance sheet included fixed assets of $304.8 million, $181.4 million net of accumulated depreciation, and long-lived intangible assets of $2,347.4 million, $1,939.6 million net of accumulated amortization. We review long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet, and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. When a long-lived asset group is tested for recoverability, we also review depreciation estimates and methods. Any revision to the remaining useful life of a long-lived asset resulting from that review is also considered in developing estimates of future cash flows used to test the asset for recoverability. We typically use a discounted cash flow model when assessing the fair value of our asset groups. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows and an estimate of our discount rate.

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we use estimates of future cash flows to determine recoverability and base such estimates on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates, however, are inherently uncertain and estimates using different assumptions, or different valuation techniques, could result in significantly different results. During 2014, 2013 and 2012, there were no material impairment charges.

Legal Contingencies

As of December 31, 2014, our consolidated balance sheet included an accrual of $17.8 million for pending or anticipated claims of our operations. In the ordinary course of business, we are involved in various legal proceedings relating to our current or past business operations. In the ordinary course of business, we are also subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both form and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. We regularly review all litigation and regulatory matters to determine whether a loss is probable and, if probable, can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued and included in other current liabilities. We make a number of significant judgments and estimates related to these contingencies, including the likelihood that a liability has been incurred, and an estimate of that liability. See our consolidated financial statements and the related notes included in this prospectus for additional information about our legal contingencies.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of a contingency may differ significantly from what is expected.

Income Taxes

As of December 31, 2014, TransUnion’s consolidated balance sheet included current deferred tax assets of $51.2 million, noncurrent deferred tax liabilities of $676.8 million and unrecognized tax benefits of $0.3 million. Certain deferred tax assets (including net operating loss carryforwards) may be deducted from taxable income in computing our federal income tax liability. If, in the future, we undergo an ownership change as described in Section 382(g) of the United States Internal Revenue Code, our ability to recover such deferred tax assets may be limited. Additionally, we are required to record current and deferred tax expense, deferred tax assets and liabilities resulting from temporary differences, and unrecognized tax benefits for uncertain tax positions. We make certain judgments and estimates to determine the amounts recorded, including future tax rates, future taxable income, whether it is more likely than not a tax position will be sustained, and the amount of the unrecognized tax benefit to record.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of tax audits may differ significantly from what is expected.

Stock-Based Compensation

For the year ended December 31, 2014, we recorded $10.6 million of stock-based compensation expense. For the year ended December 31, 2013, we recorded $6.9 million of stock-based compensation expense. For the year ended December 31, 2012, we recorded $93.0 million of stock-based compensation expense, including $88.0 million in connection with the 2012 Change in Control Transaction. The fair value of each award was determined by various methods including independent valuations of our common stock based on discounted cash flow and selected comparable public company analysis, the Black-Scholes valuation model, and risk-neutral Monte Carlo valuation models. The various valuation models required management to make a number of significant assumptions, including the fair value of our stock, projections of future cash flows and an estimate of our cost of capital, volatility rates, expected life of awards and risk-free interest rates. We believe the determination of fair value was based on assumptions and estimates that are reasonable and consistent with what would be used by other marketplace participants to determine fair value. Valuations, however, are inherently uncertain and valuations using different assumptions and estimates, or different valuation techniques, could result in significantly different values. See our consolidated financial statements and the related notes included in this prospectus.

Recent Accounting Pronouncements

For information about recent accounting pronouncements and the potential impact on our consolidated financial statements, see the related notes to our consolidated financial statements included in this prospectus.

Quantitative And Qualitative Disclosures About Market Risk

In the normal course of business we are exposed to market risk, primarily from changes in variable interest rates and foreign currency exchange rates, which could impact our results of operations and financial position. We manage the exposure to this market risk through our regular operating and financing activities. We may use derivative financial instruments, such as foreign currency and interest rate hedges, but only as a risk management tool and not for speculative or trading purposes.

Interest Rate Risk

Our senior secured credit facility consists of a seven-year senior secured term loan (“term loan”) and a $190.0 million senior secured revolving line of credit (“revolving line of credit”). Interest rates on these borrowings are based, at Trans Union LLC’s election, on LIBOR or an alternate base rate, subject to a floor, plus an applicable margin based on the senior secured net leverage ratio. As of December 31, 2014, 65.7% of TransUnion’s outstanding debt was variable-rate debt. As of December 31, 2014, our variable-rate debt had a weighted-average interest rate of 3.99% and a weighted-average life of 6.20 years. For all of 2014, the variable rate on our senior secured term loan was below the floor, and a 10% change in the interest rate on that loan would not have changed our interest expense. During 2014, during the time the revolving line of credit had an outstanding balance, the variable rate was below the floor, and a 10% change in the interest rate on that loan would not have changed our interest expense.

On April 30, 2012, we entered into swap agreements that effectively fixed the interest payments on a portion of the term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we have designated as cash flow hedges, we pay a fixed rate of interest and receive a variable rate of interest equal to the greater of 1.50% or the 3-month LIBOR. The net amount to be paid or received has been and will continue to be recorded as an adjustment to interest expense. As a result of the April 9, 2014 credit facility amendment, the swaps were no longer expected to be highly effective and no longer qualify for hedge accounting. The total fair value of the swap instruments as of April 9, 2014 of $1.6 million was recorded in other liabilities in the consolidated balance sheet. The corresponding net of tax loss of $1.0 million was recorded in accumulated other comprehensive income and is being amortized to interest expense on a straight-line basis through December 29, 2017, the remaining life of the swaps. Changes in the fair value of the swaps after April 9, 2014, resulted in a loss of $0.3 million recorded in other income and expense for the year ended December 31, 2014.

The total notional amount of the swaps at December 31, 2014, was $412.5 million and is scheduled to decrease as scheduled principal payments are made on the term loan. The cash flows on the hedge instrument began on June 28, 2013, and we do not expect to elect a non-LIBOR loan or to pay down our term loan below the notional amount of the swaps in the next 12 months.

Based on the amount of outstanding variable-rate debt, we have a material exposure to interest rate risk. In the future our exposure to interest rate risk may change due to changes in the amount borrowed, changes in interest rates, or changes in the amount we have hedged. The amount of our outstanding debt, and the ratio of fixed-rate debt to variable-rate debt, can be expected to vary as a result of future business requirements, market conditions or other factors.

See “Liquidity and Capital Resources—Debt—Senior Secured Credit Facility” for additional information about interest rates on our debt.

Foreign Currency Exchange Rate Risk

A substantial majority of our revenue, expense and capital expenditure activities are transacted in U.S. dollars. However, we transact business in a number of foreign currencies, including the South African rand, Canadian dollar, Indian rupee and Brazilian real. We have minimal euro-based transactions. In reporting the results of our foreign operations, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies.

We are required to translate the assets and liabilities of our foreign subsidiaries that are measured in foreign currencies at the applicable period-end exchange rate in our consolidated balance sheets. We are required to translate revenue and expenses at the average exchange rates prevailing during the year in our consolidated statements of income. The resulting translation adjustment is included in other comprehensive income, as a component of stockholders’ equity. We include transactional foreign currency gains and losses in other income and expense in our consolidated statements of income.

In 2014, revenue from foreign operations was $255.5 million, and foreign operating income was $22.2 million. A 10% change in the value of the U.S. dollar relative to a basket of the currencies for all foreign countries in which we had operations during 2014 would have changed our revenue by $25.6 million and our operating income by $2.2 million.

A 10% change in the value of the U.S. dollar relative to a basket of currencies for all foreign countries in which we had operations would not have had a significant impact on our 2014 realized foreign currency transaction gains and losses.

BUSINESS

Overview

TransUnion is a leading global risk and information solutions provider to businesses and consumers. We provide consumer reports, risk scores, analytical services and decisioning capabilities to businesses. Businesses embed our solutions into their process workflows to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. Consumers use our solutions to view their credit profiles and access analytical tools that help them understand and manage their personal information and take precautions against identity theft. We are differentiated by our comprehensive and unique datasets, our next-generation technology and our analytics and decisioning capabilities, which enable us to deliver insights across the entire consumer lifecycle. We believe we are the largest provider of risk and information solutions in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data, which allows us to better predict behaviors, assess risk and address a broader set of business issues for our customers. We have deep domain expertise across a number of attractive industries, sometimes referred to as verticals, including financial services, insurance and healthcare. We have a global presence in over 30 countries across North America, Africa, Latin America and Asia.

Our addressable market includes the big data and analytics market, which continues to grow as companies around the world recognize the benefits of building an analytical enterprise where decisions are made based on data and insights, and as consumers recognize the importance that data and analytics play in their ability to procure goods and services and protect their identities. IDC estimates worldwide spending on big data and analytics services to be approximately $52 billion in 2014, growing at a projected compounded annual growth rate (“CAGR”) of approximately 15% from 2014 through 2018. There are several underlying trends supporting this market growth, including the creation of large amounts of data, advances in technology and analytics that enable data to be processed more quickly and efficiently to provide business insights, and growing demand for these business insights across industries and geographies. Leveraging our 47-year operating history and our established position as a leading provider of risk and information solutions, we have evolved our business by investing in a number of strategic initiatives, such as transitioning to the latest big data and analytics technologies, expanding the breadth and depth of our data, strengthening our analytics capabilities and enhancing our business processes. As a result, we believe we are well positioned to expand our share within the markets we currently serve and capitalize on the larger big data and analytics opportunity.

We believe that we have the capabilities and assets, including comprehensive and unique datasets, advanced technology and analytics to provide differentiated solutions to our customers. We have over 30 petabytes of data, growing at an average rate of over 25% each year since 2010, representing over one billion consumers globally. We obtain financial, credit, alternative credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from an average of 90,000 data sources, including financial institutions, private databases and public records repositories. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. Our next-generation technology allows us to quickly and efficiently integrate our data with our analytics and decisioning capabilities to create and deliver innovative solutions to our customers and to quickly adapt to changing customer needs. Our deep analytics expertise, which includes our people as well as tools such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enables businesses and consumers to gain better insights into their risk and financial data. Our decisioning capabilities, which are generally delivered on a software-as-a-service platform, allow businesses to interpret data and apply their specific qualifying criteria to make decisions and take actions. Collectively, our data, analytics and decisioning capabilities allow businesses to authenticate the identity of consumers, effectively determine the most relevant products for consumers, retain and cross-sell to existing consumers, identify and acquire new consumers and reduce loss from fraud. Similarly, our capabilities allow consumers to see how their credit profiles have changed over time, understand the impact of financial decisions on their credit scores and manage their personal information as well as to take precautions against identity theft.

We leverage our differentiated capabilities in order to serve a broad set of customers across multiple geographies and industry verticals. We have a global customer base of over 65,000 businesses and 35 million consumers. We offer our solutions to business customers in financial services, insurance, healthcare and other industries. Our customer base includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with nine of the ten largest banks, all of the top five credit card issuers, all of the top twenty-five auto lenders, fourteen of the fifteen auto insurance carriers, thousands of healthcare providers and federal, state and local government agencies. We have been successful in leveraging our brand, our expertise and our solutions in our global operations and have a leading presence in several high-growth international markets, including India, Hong Kong and Africa.

We believe we have an attractive business model that has highly recurring and diversified revenue streams, low capital requirements, significant operating leverage and strong and stable cash flows. The proprietary and embedded nature of our solutions and the integral role that we play in our customers’ decision-making processes have historically translated into high customer retention and revenue visibility. For example, our top ten financial institution customers have an average tenure of over ten years. We continue to demonstrate organic growth by further penetrating existing customers, innovating new solutions and gaining new customers. We have a diversified portfolio of businesses across our segments, reducing our exposure to cyclical trends in any particular industry or geography. We operate primarily on a contributory data model in which we typically obtain updated information at little or no cost and own most of our data. We augment this data with a growing set of public record and alternative data as we develop new solutions and expand into new industries and geographies. We also directly manage and control our technology, which provides us with an efficient cost structure and allows us to benefit from economies of scale. Additionally, our technology investments enable us to grow and expand our business with low incremental cost, providing significant operating leverage.

Our total revenues increased from $1,183.2 million for the year ended December 31, 2013 to $1,304.7 million for the year ended December 31, 2014, representing year-over-year growth of 10.3%. Our net losses attributable to the Company decreased from $17.3 million for the year ended December 31, 2013 to $12.5 million for the year ended December 31, 2014. Our Adjusted EBITDA increased from $408.5 million for the year ended December 31, 2013 to $451.6 million for the year ended December 31, 2014, representing year-over-year growth of 10.6%. Our total revenues increased from $303.4 million for the three months ended March 31, 2014 to $353.1 million for the three months ended March 31, 2015, representing year-over-year growth of 16.4% for the period. Our net losses attributable to the Company decreased from $14.7 million for the three months ended March 31, 2014 to $6.6 million for the three months ended March 31, 2015. Our Adjusted EBITDA increased from $95.3 million for the three months ended March 31, 2014 to $114.2 million for the three months ended March 31, 2015, representing year-over-year growth of 19.8% for the period. As of March 31, 2015, we had approximately $2,976.4 million of total indebtedness.

Our Evolution

Our business has a 47-year operating history and a long track record of providing risk and information solutions to businesses and consumers while continuing to innovate to meet their changing needs. Since our founding as a provider of regional credit reporting services, we have built a comprehensive database of U.S. consumers, which created a unique and highly valuable base to build solutions that span many industry verticals and customer processes. From this base, we expanded our operations by targeting new customers, industry verticals and geographies and also entering into the consumer space. We have strengthened our analytics and decisioning capabilities and acquired complementary datasets enabling us to enhance our solutions, diversify our revenue base and expand into high-growth verticals, such as healthcare and insurance. We have grown our global presence to over 30 countries, creating credit reporting agencies in new geographies and establishing strong international footholds from which we could expand into other emerging markets. We also expanded the reach of our consumer solutions by partnering with other market leaders and innovators.

As part of our continued evolution, we have invested in a number of strategic initiatives that we believe will allow us to cater to the growing demand for data and analytics, provide differentiated solutions and better serve our customers. These initiatives include:

•	Investing in our Technology: Technology is at the core of the solutions we provide to our customers. We have made significant investments since 2012 to modernize our infrastructure and to transition to the latest big data and analytics technologies which enable us to be quicker, more efficient and more cost-effective. Our next-generation technology enhances our ability to organize and handle high volumes of disparate data, improves delivery speeds, provides better availability and strengthens product development capabilities, while lowering our overall cost structure and allowing us to maintain our focus on information security. Our investment strategy has been to build capabilities and leverage them across multiple geographies and industry verticals.

•	Expanding our Data: We have continued to invest in the breadth and depth of our data. We introduced the concept of trended data to provide the trajectory of a consumer’s risk profile, used public records data to enhance the scope of business issues we can address and incorporated alternative data into our databases to better assess risk for banked and unbanked consumers. We believe we are the only provider of scale in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data. All of these initiatives improve the quality of our data, provide deeper insights into risk and allow us to create differentiated solutions for our customers.

•	Strengthening our Analytics Capabilities: We have strengthened our analytics capabilities by leveraging our next-generation technology and expanded data, utilizing more advanced tools and growing our analytics team. This has allowed us to create solutions that produce greater insights and more predictive results, which help our customers make better decisions. In addition, our strengthened analytics capabilities have shortened our time-to-market to create and deliver these solutions to our customers.

•	Broadening our Target Markets: We have grown our target markets by establishing a presence in attractive high-growth international markets such as India and the Philippines, entering new verticals such as government and investigative services in the United States and expanding the reach of our consumer offerings by partnering with traditional and emerging providers in new verticals. Our capabilities enable us to develop scalable products that we are able to deploy across new markets and verticals.

•	Enhancing our Business Processes and Capabilities: We have enhanced our business processes and capabilities to support our growth. We have hired additional industry experts, which has allowed us to create and sell new vertical-specific solutions that address our customers’ needs. Our global sales force effectiveness program reallocates our sales resources more effectively and increases our sales team’s coverage of customers across our target markets. In conjunction with our other initiatives, we have also recently refreshed our company brand to reinforce our global position as a trusted, consumer-friendly company.

We believe that our ongoing focus on evolving with the market and with our customers’ needs ensures continued improvement in our overall services to businesses and consumers. Leveraging our trusted brand, global scale and strong market position in the verticals we serve will allow us to capitalize on business opportunities worldwide and contribute to our long-term growth.

Our Market Opportunity

We believe there is a long-term trend of businesses and consumers using data and analytics to make more informed decisions and manage risk more effectively, resulting in a large and rapidly growing market. According to a September 2014 report from IDC, spending on business analytics services worldwide is projected to reach approximately $52 billion in 2014 and is projected to grow at a CAGR of approximately 15% from 2014 through 2018.

(1)	Numbers have been rounded

Source: IDC Worldwide Business Analytics Services 2014-2018 Forecast, September 2014

We believe there are several key trends in the global macroeconomic environment affecting the geographies and industry verticals we serve that will create increasing demand for our solutions:

•	Rapid Growth in Data Creation and Application: Larger and more diversified datasets are now assembled faster while the breadth of analytical applications and solutions has expanded. Companies are increasingly relying on business analytics and big data technologies to help process this data in a cost-efficient manner. In addition, non-traditional sources of structured and unstructured data have become important in deriving alternative metrics. The proliferation of smartphones and other mobile devices also generates enormous amounts of data tied to consumers, activities and locations. We believe that the demand for targeted data and sophisticated analytical solutions will continue to grow meaningfully as businesses seek real-time access to more granular views of consumer populations and more holistic views on individual consumers.

•	Advances in Technology and Analytics Unlocking the Value of Data: Ongoing advances in data collection, storage and analytics technology have contributed to the greater use and value of data and analytics in decision making. As businesses have gained the ability to rapidly aggregate and analyze data, they increasingly expect access to real-time data and analytics from their information providers as well as solutions that fully integrate into their workflows. We believe this has made sophisticated technology critical for gaining and retaining business in the risk and information services industry.

•	Greater Adoption of Big Data Solutions across New and Existing Verticals: With the proliferation of data, we believe companies across new and existing verticals recognize the value of risk information and analytical tools, particularly when tailored to their specific needs.

•	Financial Services Industry: The combination of increased regulatory capital, additional compliance costs and the overhang of legacy assets is pushing large segments of small-to-medium-sized business and consumer lending out of the banking sector, and resulting in the creation of new specialty finance companies, such as peer-to-peer lending platforms and online balance sheet lenders, which are actively filling the void. These technology-enabled lending platforms provide access to credit in a fast and efficient manner by utilizing sophisticated risk assessment tools that leverage data, such as behavioral data, transactional data and employment and credit information. At the same time, traditional financial services companies are also increasing the use of applications and data in order to address regulatory requirements, lower operating costs and better serve their customers.

•	Insurance Industry: As consumers increasingly obtain quotes from multiple insurers in an effort to lower their costs, insurers are trying to improve the accuracy of their risk assessments and initial quotes. For example, insurance carriers are using driver violation data to uncover offenses that will impact pricing earlier in the quoting process so consumers have a more accurate view of the premiums they will be charged.

•	Healthcare Industry: Greater patient financial responsibility, focus on cost management and regulatory supervision are driving healthcare providers to use data and related analytics tools to better manage their revenue cycle. For example, to reduce collection risks, healthcare providers seek information about their patients’ insurance coverage and ability to pay at the time of registration. In addition, insurance discovery tools are being utilized to optimize accounts receivable management, maximize collections and minimize uncompensated care

•	Increasing Lending Activity in Emerging International Markets: As economies in emerging markets continue to develop and mature, we believe there will continue to be favorable socio-economic trends, such as an increase in the size of the middle class and a significant increase in the use of financial services by under-served and under-banked consumers. In addition, credit penetration is relatively low in emerging markets when compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we estimate that less than 15% of the adult population in India is currently credit active. Furthermore, the widespread adoption and use of mobile phones in emerging markets have enabled greater levels of financial inclusion and access to banking and credit. We expect the populations in emerging markets to continue to become more credit active, resulting in increased demand for our services.

•	Increased Management and Monitoring of Personal Financial Information and Identity Protection by Consumers: Demand for consumer solutions is rising with higher consumer awareness of the importance and usage of their credit information, increased risk of identity theft due to data breaches and more readily available free credit information. The annual growth in the number of consumers subscribing to a credit monitoring or identity protection service has been almost 20% over the last several years. In addition, the proliferation of mobile devices has made data much more accessible, enabling consumers to manage their finances and monitor their information in real-time. We believe these trends will continue to fuel growth for our consumer business.

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Heightened Risk Environment and Compliance Requirements for Businesses:    The increasing number and complexity of regulations, including new capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act, make operations for businesses more challenging. The granularity of information required and the frequency and timeliness of data to fulfill compliance requirements have also increased significantly, placing an additional burden on companies’ reporting systems. Further, there is a heightened focus on reducing fraud and losses and protecting consumer privacy, particularly given the increasing threat of cybercriminals.

Our Competitive Strengths

Comprehensive and Unique Datasets

Our long operating history and leadership in the industry have allowed us to build comprehensive and unique data assets that would be difficult for a new market entrant to replicate. We have over 30 petabytes of data, growing at an average rate of over 25% each year since 2010, representing over one billion consumers globally. We obtain financial, credit, alternative credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from an average of 90,000 data sources, including financial institutions, private databases and public records repositories. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. We keep our data current by processing approximately 3.6 billion updates each month, and we continue to identify opportunities to acquire additional data. We believe that our data is unique and differentiates us from our competitors. We own several proprietary datasets such as consumer credit information, driver violation history, healthcare eligibility information, business data and rental payment history. Internationally, our data assets also encompass alternative data, such as the voter registry in India with over 750 million records and the vehicle information database in South Africa with over 18 million vehicle records. We have also acquired public record datasets, which are time consuming and difficult for others to obtain and associate with the correct person. We believe we are the only provider of scale in the United States to possess both nationwide consumer credit data and comprehensive, diverse public records data, which allows us to better predict behaviors, assess risk and address a broader set of business issues for our customers.

Next-generation Technology

Our transformation to next-generation technology allows us to continually improve our overall services to businesses and consumers and ensures that we are well positioned to differentiate our datasets and capabilities. We believe that our strategic initiative to build next-generation technology capabilities has resulted in increased throughput, improved data matching, greater efficiency, advanced platform flexibility and lower operating costs.

•	Powerful Big Data Capabilities: Our technology gives us the ability to process, organize and analyze high volumes of data across multiple operating systems, databases and file types as well as to deal with both structured and unstructured data that changes frequently. We process billions of transactions and trillions of data transformations on a daily basis.

•	Enhanced Linking and Matching: Because our data matching technology is able to interrelate data across disparate sources, industries and time periods, we believe that we are able to create differentiated datasets and provide our customers with comprehensive insights that allow them to better evaluate risk. For example, our TLOxp solution leverages these data matching capabilities across various datasets to identify and investigate relationships among people, assets, locations and businesses, allowing us to offer enhanced due diligence, threat assessment, identity authentication and fraud prevention and detection solutions.

•	Greater Efficiency: From ingestion of data to distribution of analytics and insights, our next-generation technology enables a faster time to market. For example, a portion of our platform now allows for data profiling, cleansing and ingestion of data at least ten times faster and can be done in a self-service approach by non-IT power users, allowing us to significantly reduce overall production times for new products.

•	Advanced Platform Flexibility: Our technology offers a high degree of flexibility, speed and customization of our solutions, via capabilities like graphical development and business rules environments, and allows easy integration with our customers’ workflows. We manage and control our technology instead of outsourcing it, which provides us with the flexibility to prioritize changes and to quickly implement any updates to our applications and solutions.

•	Lower Operating Costs: Our technology investments have lowered our overall cost to maintain and develop our systems, allowing us to redeploy significantly more resources to support revenue generating initiatives, such as vertical expansion and new product development.

Sophisticated and Flexible Analytics and Decisioning Capabilities

We have developed sophisticated and flexible analytics and decisioning capabilities by investing in technology, tools and people. Our technology allows us to quickly build sophisticated analytics and decisioning functionality that caters to our customers’ evolving needs. Our analysts leverage our next-generation technology and data matching capabilities to gain real-time access to our entire dataset across different data sources and run analyses across this data while remaining compliant with permitted data use. Our analysts are typically able to create data samples for model development, model validations and custom analyses in less than one day using self-serve data access. Our analysts are equipped with a diverse modeling and analytical toolkit, such as visualization and machine learning, which allows them to quickly build and deploy these capabilities. For example, our team was able to build a new loan consolidation model in our CreditVision solution in less than one day using our advanced tools, instead of a typical development time of four to five weeks with legacy tools and technology. We have an experienced analytics team with substantial industry experience, complemented by a deep knowledge of consumer credit data. Our team is highly qualified with advanced degrees or doctorates in statistics, math, finance or engineering, and is instrumental in understanding customer requirements, sourcing raw data and turning that data into solutions that provide insights and decisions to solve our customers’ problems.

Innovative and Differentiated Solutions

We consistently focus on innovation to develop new and enhanced solutions that meet the evolving needs of our customers. We believe our specialized data, analytics and decisioning services and collaborative approach with our customers differentiate us from our competitors. Our solutions are often scalable across different customers, geographies and verticals. Recent examples of our innovative and differentiated solutions include:

•	AdSurety: AdSurety is a digital marketing solution that allows our customers to identify an audience across a network of 135 million U.S. consumers, display personalized messages to that audience and measure the effect. The network leverages our offline-to-online matching technology, which increases reach with greater targeting certainty.

•	CreditView: CreditView is a first-to-market interactive dashboard that provides consumers with credit education and information in a comprehensive, user-friendly format. Consumers are able to easily see how their credit profiles have changed over time as well as simulate the impact of financial decisions on their credit score.

•	CreditVision: We continue to enhance our credit data by including new data fields, enriching values in existing data fields and expanding account history. Our enhanced credit data has been combined with hundreds of algorithms to produce CreditVision, a market-leading solution that provides greater granularity and evaluates consumer behavior patterns over time. This results in a more predictive view of the consumer, increases the total population of consumers who can effectively be scored and helps consumers gain improved pricing.

•	DecisionEdge: DecisionEdge is a software-as-a-service decisioning offering which allows businesses to identify and authenticate customers, interpret data and predictive model results, and apply customer-specific criteria to facilitate real-time, automated decisions at the point of consumer interaction.

•	Insurance Coverage Discovery: For our healthcare customers, we offer the Insurance Coverage Discovery solution, which enables the discovery of previously unidentified health insurance coverage to help our customers recover uncompensated care costs. Our proprietary technology identifies patient accounts covered by Medicaid, Supplemental Security Income, Medicare and TRICARE as well as commercial insurance benefits at the time of service and monitors an account for up to three years for retroactive eligibility that providers may have missed.

•	SmartMove: SmartMove allows independent landlords to screen applicants on a real-time basis by pushing the screening information of the individual renter to the landlord, based on the consent of the renter. The solution is delivered through our mobile channel and through our partners and provides independent landlords with convenient access to the same quality information provided to large property management firms.

•	TLOxp: TLOxp leverages our data matching capabilities across thousands of data sources to identify and investigate relationships among specific people, assets, locations and businesses. This allows us to offer enhanced due diligence, threat assessment, identity authentication and fraud prevention and detection solutions and to expand our solutions into new verticals such as government and law enforcement.

Deep and Specialized Industry Expertise

We have deep expertise in a number of attractive industry verticals including financial services, insurance and healthcare. Our expertise has allowed us to develop sophisticated vertical-specific solutions within these targeted industries that play an integral role in our customers’ decision-making processes and are often embedded into their workflows. Our team includes industry experts with significant experience in the verticals that we target and relationships with leading companies in those verticals. We also possess regulatory compliance expertise across the industries that we serve. Together, this provides us with a comprehensive understanding of business trends and insights for customers in these verticals, allowing us to build solutions that cater to these customers’ specific requirements. We have been able to apply our industry knowledge, data assets, technology and analytics capabilities to develop new solutions and revenue opportunities within key verticals. For example, in financial services, our differentiated position allowed us to anticipate the increased demand for alternative consumer lending providers such as peer-to-peer lending platforms, and we created solutions that catered to these emerging providers. In insurance, we partnered with a vehicle history data provider to launch a vehicle history score that helps insurance carriers further segment risk based on the attributes of a specific automobile. In healthcare, we developed a solution that allows healthcare providers to search for additional health insurance coverage and recover additional uncompensated care costs, lowering their overall cost of operation.

Leading Presence in Attractive International Markets

We have been operating internationally for over 30 years and have strong global brand recognition. We have strategically targeted attractive markets in both developed and emerging economies and have a diversified global presence in over 30 countries and a leading presence in several attractive international markets across North America, Africa, Latin America and Asia. We have local, senior management in many of our international markets, and we believe this provides us with deeper insights into these markets and stronger relationships with our customers. We have leveraged our brand, operating history, global footprint and technology infrastructure to establish new credit bureaus in several international markets, such as Canada in 1989, India in 2001 and the Philippines in 2011. Once established, our model is to expand the services we offer within these markets and then move into adjacent emerging markets. For example, we have used our operations in Hong Kong to expand into other ASEAN countries, and we have used our operations in South Africa to expand into neighboring African countries. In addition, we have been able to leverage our technology and experience from our U.S. operations to develop and grow our international operations. For example, we have expanded our CreditVision product into Canada and Hong Kong, expanded our interactive business in Hong Kong and South Africa and implemented DecisionEdge across more than 600 active solutions in over 10 countries.

Proven and Experienced Management Team

Our senior management team has a track record of strong performance and significant expertise in the markets we serve, with an average of over twenty years of industry experience. We continue to attract and retain experienced management talent for our businesses. Our team has deep knowledge of the data and analytics sector and expertise across the various industries that we serve. Our team has overseen our expansion into new industries and geographies while managing ongoing strategic initiatives, including our significant technology investments. As a result of the sustained focus of our management team, we have been successful in consistently driving growth, both organically and through acquiring and integrating businesses.

Our Growth Strategy

Enhance Underlying Data, Technology and Analytics Capabilities to Develop Innovative Solutions

As the demand for big data and analytics solutions grows across industries and geographies, we will continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and decisioning capabilities to provide innovative solutions that address this demand. As the needs of businesses and consumers evolve, we plan to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhanced our solutions with incremental data such as rental trade lines, additional contact data and auto asset data in order to address a broader set of customer requirements. Our recent technology investments have also reduced the time to market for new solutions, in certain instances from several weeks to a few days, which allow us to react quickly to customer requirements. We also intend to continue to take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors.

Further Penetrate Existing Industry Verticals with Current and New Solutions

We are a leading provider of risk and information solutions in several industry verticals today, including financial services, insurance and healthcare. We believe there is significant opportunity for further growth within these industries by expanding the number of customers to whom we sell our current solutions as well as by creating innovative new solutions that we can use to grow our presence in these industries. We focus on developing new solutions that address evolving customer needs within our industry verticals. For example, in the financial services vertical, we developed CreditVision, which provides customers with a time-based risk trend and increases the total eligible population of consumers. Similarly, in the insurance vertical, we introduced the DriverRisk solution that integrates with the Drivers History violation database to cost effectively identify drivers with ratable violations, resulting in unique insights into driver risk and reduced costs and higher returns for insurance carriers. In order to more effectively address these opportunities, we have redeployed and reallocated our sales resources to focus either on new customer opportunities or on selling additional services and solutions to existing customers. With our leading market positions, existing strong relationships in financial services, insurance and healthcare verticals and with our consumer partners, we believe we have the opportunity to further penetrate our existing customer base and capture a greater proportion of their spending across the consumer lifecycle.

Establish Positions in New, Adjacent Industry Verticals

In addition to increasing penetration in industries where we have a substantial presence, we also intend to create solutions that address customer needs in attractive new industries. Our strategy is to develop new solutions for a specific application, industry vertical or geography and then deploy them to other markets where they may be applicable. We believe that our capabilities allow us to quickly create and deliver solutions to new industries and geographies where information-based analytics and decisioning capabilities are currently underutilized. For example, our strong position in financial services and insurance verticals has allowed us to establish a presence in the healthcare vertical to capitalize on the increasing demand for data and analytics solutions. We have created innovative solutions that automate the insurance and payment processes at the beginning of the revenue cycle, help payers analyze claims-related data, facilitate performance reporting and help patients make informed decisions. Similarly, we are targeting other verticals such as government, rental screening and investigative services, where we see an opportunity to leverage our existing data, analytics and decisioning capabilities.

Expand our Presence in Attractive International Markets

We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. We have significant scale in some of the world’s fastest growing markets, which positions us well to take advantage of the favorable dynamics in these regions. We leverage solutions developed in the United States and deploy them to international markets, after localizing them to individual market requirements. For example, after launching CreditVision in the United States, we expanded our offerings with a similar solution in Canada and Hong Kong. In markets where we have established a presence in a particular vertical, we will expand further into adjacent verticals, such as insurance and consumer solutions. We intend to expand into new geographic markets by forming alliances with financial services institutions, industry associations and other local partners, and by pursuing strategic acquisitions. Across all our international expansion initiatives, we will continue to leverage our next-generation technology to drive speed to market, scale and differentiation.

Continue to Broaden Reach in Consumer Market through Direct and Indirect Channels

Growth in our consumer business has outpaced the market. We expect this trend to continue, due to a rising consumer appetite for information and increasing demand for our solutions from existing and new partners. We currently serve over 35 million consumers in the United States directly and through indirect channels. We recognized that more consumers could be reached through multiple channels and business models. Therefore, our strategy is to enable partners by providing them with data and analytics to support their services. Our growth plans focus both on increasing our own member base as well as expanding our reach through partnerships. For our direct consumers, we continually develop new products, features and services. We will also continue to improve the consumer experience with more user-friendly interfaces, better customer service, and education. For partners, we will leverage our flexible model, technology and innovative solutions to grow with new and existing customers and enter new industry verticals. We believe that partnerships not only enable us to build our own business quickly and effectively, but they also expand the market and provide us access to new consumer segments.

Pursue Strategic Acquisitions

We will continue to pursue acquisitions to accelerate growth within our existing businesses and diversify into new businesses. We are focused primarily on opportunities that are strategic to us, including opportunities that expand our geographic footprint, increase the breadth and depth of our datasets, enhance our services, provide us with industry expertise in our key verticals or deepen our presence in our international markets. For example, we expanded into new countries such as Brazil and Chile and enhanced our domestic healthcare offerings through various acquisitions. Other recent examples include our December 2013 acquisition of TLO’s assets, providing data solutions leveraging proprietary public records data for identity authentication, fraud prevention and debt recovery, our November 2014 acquisition of DHI, a provider of traffic violations and criminal court data, and our October 2014 acquisition of L2C, an innovator in predictive analytics using alternative data that is able to provide risk perspectives on non-traditional and non-credit active consumers. From time to time, we may also seek to increase our investments in foreign entities in which we hold a minority interest, as we did with CIBIL in India in 2014. We have a strong track record of integrating acquisitions and driving long-term value creation, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Segment Overview

We manage our business and report our financial results in three operating segments: USIS, International and Consumer Interactive. We also report expenses for Corporate, which provides shared services and conducts enterprise functions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 17 to our consolidated financial statements included elsewhere in this prospectus for further information about our segments.

USIS

USIS provides consumer reports, risk scores, analytical services and decisioning capabilities to businesses. These businesses use our services to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud.

USIS leverages our comprehensive data assets, data matching expertise and predictive analytics to develop and deliver solutions across multiple vertical markets.

•	Comprehensive Data Assets: Our credit database contains the name and address of substantially all of the U.S. credit-active population, a listing of their existing credit relationships and their timeliness in repaying debt obligations. The information in our database is voluntarily provided by thousands of credit-granting institutions and other data furnishers. We enhance our data assets with alternative credit sources such as rental payments and utility payments. We also actively source information from courts, government agencies and other public records including suits, liens, judgments, bankruptcies, professional licenses, real property, vehicle ownership, other assets, driver violations, criminal records and contact information. Our databases are updated, reviewed and monitored on a regular basis.

•	Data Matching Expertise: We have data matching capabilities and expertise that allow us to build and maintain comprehensive consumer credit profiles from disparate data sources, enhancing the value of our databases and resulting in better prediction of risk. We have also developed data fusion capabilities that allow us to interrelate relevant data and identify relationships among individuals, locations, assets and businesses across our datasets.

•	Predictive Analytics: Our predictive analytics capabilities allow us to analyze our proprietary datasets and provide insights to our customers to allow them to drive better business decisions. Our tools allow customers to investigate past behavior, reasonably predict the likelihood of future events and strategize actions based on those predictions. We have numerous tools such as predictive modeling and scoring, customer segmentation, benchmarking, forecasting, fraud modeling and campaign optimization, all of which caters to specific customer requirements. Our predictive analytics capabilities are developed by an analytics team with deep industry experience and a broad array of specialized qualifications.

Our core capabilities leverage our next-generation technology, which has a common code base and allows us to build solutions once and deploy them multiple times across different verticals. We use varying combinations of these core capabilities and provide services to our customers through three delivery platforms, which are Online Data Services, Marketing Services and Decision Services.

Online Data Services

Online Data Services encompass services delivered in real-time, using both credit and public record datasets. These services include credit reports and predictive scores delivered to qualified businesses to help them assess the risk of prospective consumers seeking to access credit or insurance. We also provide online reports that link public record datasets for qualified businesses that seek to locate consumers or specific assets, or investigate relationships among consumers, businesses and locations. Collectively, the reports, characteristics and scores, with variations tailored for specific industries, form the basis of Online Data Services. We also provide online services to help businesses manage fraud and authenticate a consumer’s identity when they initiate a new business relationship. Our fraud database, which is updated daily, contains data elements such as addresses and Social Security numbers from multiple sources that alert businesses to identities associated with known or suspected fraudulent activity. Additionally, we provide data to businesses to help them satisfy “know your customer” compliance requirements and to confirm an individual’s identity. Revenue from Online Data Services accounted for approximately 67% of our USIS revenue in 2014.

Marketing Services

Marketing Services help businesses proactively acquire new customers, cross-sell to existing customers and monitor and manage risk in their existing portfolios. We help our customers develop marketing lists of prospects via direct mail, web and mobile. Our databases are used by our customers to contact individuals to extend firm offers of credit or insurance. We provide portfolio review services, which are periodic reviews of our customers’ existing accounts, to help our customers develop cross-selling offers to their existing customers and monitor and manage risk in their existing consumer portfolios. We also provide trigger services which are daily notifications of changes to a consumer profile. Revenue from Marketing Services accounted for approximately 16% of our USIS revenue in 2014.

Decision Services

Decision Services, our software-as-a-service offerings, include a number of platforms that help businesses interpret data and predictive model results and apply their customer-specific criteria to facilitate real-time automated decisions at the time of customer interaction. Our customers use Decision Services to evaluate business risks and opportunities, including those associated with new consumer credit and checking accounts, insurance applications, account collection, patient registrations and apartment rental requests. Revenue from Decision Services accounted for approximately 17% of our USIS revenue in 2014.

These core capabilities and delivery platforms in our USIS segment allow us to serve a broad set of customers and business issues. We offer our services to customers in the financial services, insurance, healthcare and other industries. In financial services we serve nine of the top ten banks in all facets of the customer lifecycle from acquisition through account management to collections. For example, our customers use our CreditVision solutions, which is based on 30 months of time series data and delivered across all our platforms, to bring insight to the velocity and magnitude of change in consumer risk over time, allowing them to segment risk with greater precision. We also recently introduced AdSurety digital marketing capabilities that allow banks to deliver personalized messages on the Internet, increasing reach with measurable results. In insurance, fourteen of the top fifteen auto insurance carriers use TransUnion services to improve the speed and accuracy of quoting and underwriting policies, improving the consumer shopping experience and lowering costs for the carriers. We do this by providing pre-fill services that use our data assets to populate an application once basic identity information is supplied by the consumer, then use our driver violation data, insurance and asset risk scores, and fraud detection tools to provide a quote that is more consistent with the final premium than previous methods used. In healthcare, thousands of healthcare providers and over 1,000 hospitals use our revenue cycle management solutions to verify patients’ identity, check insurance eligibility and the patients’ capacity to pay, estimate patient payment amounts and if needed, qualify patients for federal, state and local entitlement programs.

International

The International segment provides services similar to our USIS segment to businesses in select regions outside the United States. Depending on the maturity of the credit economy in each country, services may include credit reports, analytics and decisioning services and other value-added risk management services. In addition, we have insurance, business and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered by our Consumer Interactive segment to help consumers proactively manage their personal finances. The two market groups in the International segment are as follows:

Developed Markets

We offer online data services, marketing services and decision services in Canada and Hong Kong. Revenue from these developed markets accounted for approximately 36% of our International revenue in 2014.

Canada:    We have operated in Canada since 1989 and are one of only two nationwide consumer reporting agencies in the Canadian market. We operate across multiple verticals in Canada with leading positions in insurance, collections and automotive and a growing presence in financial services. Our Canadian customer base encompasses some of the largest companies in their verticals, including two of the three largest banks, the top seven credit card issuers, seven of the top ten insurance companies and four of the top automotive manufacturers. We have recently grown our operations in Canada by acquiring new customers and we expect to continue to grow by introducing innovative new solutions, such as CreditVision and DecisionEdge, by increasing our presence with existing customers and by growing our market share with businesses and consumers.

Hong Kong:    We have had a majority ownership interest in the principal consumer credit reporting company in Hong Kong since 1998. We are a primary supplier of data and value-added solutions to the top ten banks in Hong Kong. Additionally, we use our established operations in Hong Kong as a base to expand into other emerging markets in the Asia Pacific region. We expect to continue to grow and transform the Hong Kong business by offering analytics, identity management, decisioning and consumer solutions.

Emerging Markets

Together with our unconsolidated subsidiaries, we also provide online data services, marketing services and decision services in emerging markets, such as South Africa, Brazil, India and other countries in the Africa, Latin America and Asia Pacific regions. Once credit databases are established in these markets, we can introduce services that have demonstrated success in developed markets. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain emerging markets where our major competitors have not, such as in India and the Philippines. We also believe that our presence in emerging markets helps foster the growth and development of economies in these markets, thereby resulting in an accelerated demand for credit information services and analytics. Revenue from emerging markets accounted for approximately 64% of our International revenue in 2014.

Africa:    We launched our operations in Africa by entering South Africa in 1993. We are highly diversified and serve a variety of industries through traditional consumer credit reporting services, insurance solutions, auto information solutions, commercial credit information services and consumer solutions in South Africa. We are a primary risk and information solutions provider in South Africa for the top four leading banks, the top ten retailers, the top seven dealer groups and the top five insurers. We manage the database of all personal claims, policy and vehicle information on behalf of the South African Insurance Association and offer innovative solutions throughout the policy lifecycle. Our extensive vehicle information database in South Africa, which has over 18 million vehicle records and includes unique vehicle identifier codes, differentiates us from other providers. Our leading presence in South Africa has allowed us to expand into surrounding countries including Kenya, Namibia, Swaziland, Botswana, Mozambique, Zambia, Rwanda, Malawi and Uganda. We intend to roll out our next-generation technology to our African operations, which will make us the only provider with a big data platform in Africa and will provide us with further competitive advantages.

Latin America:    We have been active in Latin America since 1985 when we entered the Puerto Rican market, and we have operations in several Central and South American countries, including a strong presence in the Dominican Republic and a 26% ownership interest in Trans Union de México, S.A., the primary credit reporting agency in Mexico. In Guatemala, we maintain a centralized database that services Guatemala, Honduras, Nicaragua and Costa Rica. We expanded our footprint in Latin America through our acquisition of majority interests in a Chilean credit reporting agency in 2010, a Brazilian decisioning services provider in 2011 and a Brazilian data enrichment and registry information services provider in 2013. In Brazil, which is our largest operation in Latin America, we are a leading provider in decisioning with over 100 customers and over 25 million transactions processed monthly across key industry verticals. Our customer base in Brazil includes three of the top four private banks, eighteen of the top twenty automotive insurance carriers, five of the top ten telecommunication companies and the largest Latin America online sales site. One of our differentiated capabilities in Brazil is our “data driver technology”, which allows us to access hundreds of public data sources, such as the Receita Federal (tax record information). We also own ZipCode, which is the most extensive alternative database in Brazil with information on over 190 million consumers and 29 million companies, and is a leading industry data source for collections and marketing.

India:    In 2003, we partnered with prominent Indian financial institutions to create CIBIL, the first consumer and business credit reporting agency in India. In 2014, we acquired a majority interest in CIBIL and now include their results in our consolidated financial statements. We are CIBIL’s sole technology, analytics and decision services provider for its consumer risk information services business. In the absence of a comprehensive national ID, we created an innovative matching algorithm that allowed us to create the most extensive consumer credit database in India. Our credit database includes information on over 200 million consumers and over 10 million business entities. In addition, we own or have access to several non-credit data sources that we use to enhance our solutions.

These include the national voters registry with over 750 million records and the national ID database with over 500 million records, as well as other sources such as the confirmed and suspected fraud registry, property registry and tax ID database. We offer a suite of risk and information solutions across the credit lifecycle for banks, telecommunication companies and insurance companies. Our suite of offerings includes analytics and decisioning solutions that enable our customers to make faster decisions. We are the primary risk and information solutions provider for financial institutions in India and our customers include all of the top fifteen private banks. We developed and launched the first generic credit score for India in 2007, which is the most widely used and adopted credit score across the financial services industry in India. In addition to our business solutions, we also offer online credit scores and reports to consumers and are in the process of building additional capabilities in the consumer interactive area.

Asia Pacific:    Our operations in Asia Pacific include markets such Thailand, Singapore, Malaysia, China and the Philippines. Asia Pacific is a growing market with increasing demand for credit driven by a rising middle class that offers significant growth potential in analytics and decisioning. Using Hong Kong as a base, we have leveraged our global intellectual property to expand to other countries in the Asia Pacific region. For example, we launched the first consumer credit reporting agency in the Philippines in 2011 in partnership with the top-five credit card issuers in that market. We leverage our global intellectual property to scale very quickly and our solutions are now used for lending decisions by over 25% of the major banks in the Philippines. We have built credit risk scores for the National Credit Bureau of Thailand, in which we have a 12% ownership interest, Credit Bureau of Singapore and Credit Bureau of Malaysia. We also have a presence in China, where we currently provide fraud and authentication solutions to financial institutions.

Consumer Interactive

Consumer Interactive offers solutions that help consumers manage their personal finances and take precautions against identity theft. Services in this segment include credit reports and scores, credit monitoring, fraud protection and resolution and financial management. Our products are provided through user friendly online and mobile interfaces and are supported by educational content and customer support. Our Consumer Interactive segment serves over 35 million consumers through both direct and indirect channels.

Direct:    We offer services directly to consumers, primarily on a subscription basis through websites and mobile applications. Product features include credit reports, credit scores and analysis, alerts to changes in credit information, debt analysis, identity protection services, insurance scores and the ability to restrict third-party access to a consumer’s TransUnion credit report. We complement these features with educational content that explains how credit and financial data is used in various industries to evaluate consumers and how a consumer’s financial choices impact this evaluation. Our integrated, data-driven marketing strategy spans multiple channels including television, paid search, online display and email, which allows us to acquire high quality consumers cost effectively.

Indirect:    We also offer our services to business partners who combine them with their own offerings and sell them to consumers and businesses in such areas as financial services, retail credit monitoring, identity protection and insurance. We have a broad suite of products and services that include many of the product features, educational content and customer support offered in our direct channel. We have taken a proactive and flexible partnership approach which has resulted in many long-standing relationships with other market leaders and innovators. We currently provide services to the largest providers of free credit information, the leading identity protection provider and the leading credit monitoring retailer. Through these partnerships, we have significantly expanded the overall market as well as the reach of our business.

Corporate

Corporate provides support services to each operating segment, holds investments and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are primarily enterprise-level costs and are administrative in nature.

Markets and Customers

We have a highly diversified customer base, with our largest customer accounting for approximately 3% of revenue in 2014 and 3% of revenue in 2013. Our top ten customers accounted for approximately 20% of revenue in 2014 and 20% of revenue in 2013. Our customers include companies across multiple industries, including financial services, insurance and healthcare. A substantial portion of our revenue is derived from companies in the financial services industry.

We have a presence in over 30 countries including the United States, South Africa, Brazil, Canada, Hong Kong, India, and other countries in Africa, Asia and Latin America. The following table summarizes our revenue based on the region where the revenue was earned:

	Approximate percent of consolidated revenue
	Three months ended March 31,	Twelve months ended December 31,
	2015	2014	2013	2012
United States	82%	80%	80%	79%
International	18%	20%	20%	21%

The following table summarizes our assets based on the segment in which such assets are held as of the dates shown below:

	Three months ended March 31, 2015	Twelve months ended December 31,
		2014	2013	2012
		(in millions)
U.S. Information Services	$2,925.0	$2,932.8	$2,894.7	$2,685.3
International	1,222.1	1,268.1	1,166.8	1,199.0
Consumer Interactive	275.6	268.8	268.3	271.9
Corporate	191.6	196.1	162.5	164.5

Total	$4,614.3	$4,665.8	$4,492.3	$4,320.7

We market our services primarily through our own sales force. We have dedicated sales teams for our largest customers focused by industry group and geography. These dedicated sales teams provide strategic account management and direct support to customers. We use shared sales teams to sell our services to mid-size customers. These sales teams are based in our headquarters office and in field offices strategically located throughout the United States and abroad. Smaller customers’ sales needs are serviced primarily through call centers. We also market our services through indirect channels such as resellers, who sell directly to businesses and consumers. Our interactive direct-to-consumer services are sold primarily through our website.

Seasonality

Seasonality in the USIS segment is correlated to volumes of online credit data purchased by our financial services and mortgage customers, and our sales have generally been higher during the second and third quarters. Seasonality in our International segment is driven by local economic conditions and relevant macroeconomic market trends. In our Consumer Interactive segment, demand for our products is usually higher in the first half of the year, impacted by seasonality and our advertising spend.

Competition

The market for our services is highly competitive. We primarily compete on the basis of differentiated solutions, datasets, analytics capabilities, ease of integration with our customers’ technology, stability of services, customer relationships, innovation and price. We believe that we compete favorably in each of these categories. Our competitors vary based on the business segment, industry vertical and geographical market that our solutions address.

In our USIS segment, our competition generally includes Equifax, Experian and LexisNexis, in addition to certain competitors whom we only compete with in specific verticals. For example, we compete with FICO in the financial services vertical, with Solera and Verisk in the insurance vertical, with Emdeon, IMS Health, Inovalon and Trizetto in the healthcare vertical and with LifeLock in the fraud solutions market.

In our International segment, we generally compete with Equifax and Experian directly or indirectly through their subsidiaries or investments. We also compete with other competitors that may focus on a particular vertical, country or region.

In our Consumer Interactive segment, we generally compete with Equifax, Experian, FICO and LifeLock as well as emerging businesses, some of whom offer free credit information.

In addition to these competitors, we also compete with a number of other companies that may offer niche solutions catering to more specific customer requirements.

We believe the services we provide to our customers reflect our understanding of our customers’ businesses, the depth and breadth of our data and the quality of our analytics and decisioning capabilities. By integrating our services into our customers’ workflows, we ensure efficiency, continuous improvement and long-lasting relationships.

Information Technology

Technology

The continuous operation of our information technology systems is fundamental to our business. Our information technology systems collect, refine, access, process, deliver and store the data that is used to provide our solutions. Customers connect to our systems using a number of different technologies, including secured internet connections, virtual private networks and dedicated network connections. Control and management of the technology that operates our business is critical to our success and to this end, we directly control and manage all of our technology and infrastructure. Our technology relies on several third-party best-of-breed solutions as well as proprietary software and tools which we integrate into our platforms. We control our technology and infrastructure, which allows us to prioritize any changes and control the roll-out of any upgrades or changes. We contract with various third-party providers to help us maintain and support our systems.

We have established technology Centers-of-Excellence that utilize similar tools and technology in order to provide scale and efficiency in modifying existing applications and developing new applications for our businesses. We deploy new development methodologies to enable rapid delivery of solutions and increase our speed-to-market. Our technology team includes both our own employees as well as additional resources from third-party providers.

We believe that our technology is at the core of our innovative solutions, and we have continued to invest in our technology to ensure our market leadership. We have recently made significant investments to transition our technology infrastructure to the latest big data and analytics technologies. We believe that our next-generation platform enables us to be quicker, more efficient and more cost-effective across each step of our process chain, including receiving, consolidating and updating data, implementing analytics and decisioning capabilities, creating innovative solutions, delivering those solutions to our customers and incorporating customer feedback. Our platform has significant scale and capacity and enables us to deliver high-quality solutions to our customers. Our next-generation technology infrastructure gives us the ability to organize and handle high volumes of disparate data, improves our delivery speeds, increases availability and enhances our product development capabilities, while at the same time lowering our overall cost structure.

Data Centers and Business Continuity

In order to create redundancy and increase resiliency, we utilize multiple data centers in all of our major markets. We generally employ similar technologies and infrastructures in each data center to enable the optimal sharing of technical resources across geographies.

We maintain a framework for business continuity that includes written policies requiring each business and operating unit to identify critical functions. Our businesses and operating units have processes in place that are designed to maintain such functions in case there is a disruptive event. We also have a specific disaster recovery plan that will take effect if critical infrastructure or systems fail or become disabled.

As part of our program, each business unit’s continuity plan is periodically updated and stored in a centralized database. These plans are monitored and reviewed by our compliance team. From time to time, our compliance team tests one or more of these plans using desktop exercises or in connection with actual events, for example during recent severe weather events in Chicago, Illinois. We also periodically test the state of preparedness of our most critical disaster recovery procedures. For our primary U.S. data center we have system redundancy plans that allow for the transfer of capacity in the event there is a failure of computer hardware or a loss of our primary telecommunications line or power source. We maintain a recovery site in Northlake, Illinois, which is designed to recover the majority of our operational capacity in a scenario which makes our primary data center inoperable.

Security

The security and protection of non-public consumer information is one of our highest priorities. We have a written information security program based on the ISO/IEC 27001:2013 standard with dedicated personnel charged with overseeing that program. Our information security program incorporates continuous improvement methodology and evaluates threats, industry events and asset values to help us appropriately adjust security controls. We employ a wide range of physical and technical safeguards that are designed to provide security around the collection, storage, use, access and delivery of information we have in our possession. These safeguards include firewalls, intrusion protection and monitoring, anti-virus and malware protection, vulnerability threat analysis, management and testing, advanced persistent threat monitoring, forensic tools, encryption technologies, data transmission standards, contractual provisions, customer credentialing, identity and access management, data loss, access and anomaly reports and training programs for associates. We, with other global financial services organizations, including U.S. nationwide consumer credit reporting companies, share cyber threat and attack information through our participation in the Financial Information Sharing and Analysis Council (“FS-ISAC”) and other forums that may be targeted at our industry to better understand and monitor our systems and our connectivity to our customers, as well as how specific solutions that were implemented to protect against such attacks are performing. We undergo SSAE 16 reviews annually, and several of our major customers routinely audit our security controls. We conduct an annual Payment Card Industry Data Security Standard (PCI-DSS) compliance program and remain PCI certified. Additionally, we also hire third parties to conduct independent information security assessments.

Intellectual Property and Licensing Agreements

Our intellectual property is a strategic advantage and protecting it is critical to our business. Because of the importance of our intellectual property, we treat our brand, software, technology, know-how, concepts and databases as proprietary. We attempt to protect our intellectual property rights under the trademark, copyright, patent, trade secret and other intellectual property laws of the United States and other countries, as well as through the use of licenses and contractual agreements, such as nondisclosure agreements. While we hold various patents, we do not rely primarily on patents to protect our core intellectual property. Through contractual arrangements, disclosure controls and continual associate training programs, our principal focus is to treat our key proprietary information and databases as trade secrets. Also, we have registered certain trademarks, trade names, service marks, logos, internet URLs and other marks of distinction in the United States and foreign countries, the most important of which is the trademark TransUnion name and logo. This trademark is used in connection with most of the services we sell and we believe it is a known mark in the industry.

We own proprietary software that we use to maintain our databases and to develop and deliver our services. We develop and maintain business-critical software that transforms data furnished by various sources into databases upon which our services are built. We also develop and maintain software to manage our consumer interactions, including providing disclosures and resolving disputes. In all business segments, we develop and maintain software applications that we use to deliver services to our customers, through a software-as-a-service model. In particular, we develop and maintain decisioning technology infrastructure that we host and integrate into our customers’ workflow systems to improve the efficiency of their operations.

We license certain data and other intellectual property to other companies on arms-length terms that are designed to protect our rights to our intellectual property. We generally use standard licensing agreements and do not provide our intellectual property to third parties without a nondisclosure and license agreement in place.

We also license certain intellectual property that is important for our business from third parties. For example, we license credit-scoring algorithms and the right to sell credit scores derived from those algorithms from third parties for a fee.

Employees

As of March 31, 2015, we employed approximately 4,100 employees throughout the world. Other than certain employees in Brazil, none of our employees is currently represented by a labor union or have terms of employment that are subject to a collective bargaining agreement. We consider our relationships with our employees to be good and have not experienced any work stoppages.

Properties

Our corporate headquarters and main data center are located in Chicago, Illinois, in an office building that we own. We also own a data center building in Hamilton, Ontario, Canada. As of March 31, 2015, we lease space in approximately 80 other locations, including office space and additional data centers. These locations are geographically dispersed to meet our sales and operating needs. We anticipate that suitable additional or alternative space will be available at commercially reasonably terms for future expansion.

Our History

TransUnion Corp. was spun-off from its parent, Marmon Holdings, Inc. (“Marmon”), in 2005 to the Pritzker family. On June 15, 2010, an affiliate of Madison Dearborn Partners, LLC, on behalf of certain of its investment funds, acquired 51.0% of our outstanding common stock from the Pritzker family and certain employee and director stockholders of TransUnion Corp. On April 30, 2012, TransUnion Corp. was acquired by TransUnion Holding Company, Inc., substantially all the common stock of which was and is owned by the Sponsors, and became TransUnion Holding Company, Inc.’s wholly-owned subsidiary. On March 26, 2015, TransUnion Holding Company, Inc. was renamed TransUnion and TransUnion Corp. was renamed TransUnion Intermediate Holdings, Inc.

Legal and Regulatory Matters

Compliance with legal and regulatory requirements is a top priority. Numerous laws govern the collection, protection, dissemination and use of the non-public personal information we have in our possession. These laws are enforced by federal, state and local regulatory agencies, foreign regulatory authorities and, in some instances, through private civil litigation.

We proactively manage our compliance with laws and regulations through a dedicated legal and compliance team that is generally locally sourced and tasked to ensure that enterprise standards are followed. To that end, we have legal and compliance personnel situated at business operations in the United States, Brazil, Canada, Hong Kong and South Africa. All such personnel report directly to the functional department leaders, who are located in our corporate offices in Chicago, Illinois. Through the legal and compliance functions, we provide training to our associates, monitor all material laws and regulations, routinely review internal processes to determine whether business practice changes are warranted, assist in the development of new services, and promote regular meetings with principal regulators and legislators to establish transparency of our operations and create a means to understand and react should any issues arise. In addition, as a controlled financial company of a U.S. bank holding company, we have committed to implement certain compliance programs as directed by that bank holding company pursuant to the Amended and Restated Major Stockholders’ Agreement (as later defined) entered into by the Company and our principal shareholders.

U.S. Data and Privacy Protection

Our U.S. operations are subject to numerous laws that regulate privacy, data security and the use of consumer credit or an individual’s healthcare information. Certain of these laws provide for civil and criminal penalties for the unauthorized release of, or access to, this protected information. The laws and regulations that affect our U.S. business include, but are not limited to, the following:

•

FCRA:    FCRA applies to consumer credit reporting agencies, including us, as well as data furnishers and users of consumer reports. FCRA promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes. FCRA limits what information may be reported by consumer reporting agencies, limits the distribution and use of consumer reports, establishes consumer rights to access and dispute their own credit files, requires consumer reporting agencies to make available to consumers a free annual credit report and imposes many other requirements on consumer reporting agencies, data furnishers and users of consumer report information. Violation of FCRA can result in civil and criminal penalties. The law contains an attorney fee shifting provision to provide an incentive to consumers to bring individual or class action lawsuits against a consumer reporting agency for violations of FCRA. Regulatory enforcement of FCRA is under the purview of the FTC, the CFPB and state attorneys general, acting alone or in concert with one another.

•	State Fair Credit Reporting Acts: Many states have enacted laws with requirements similar to FCRA. Some of these state laws impose additional, or more stringent, requirements than FCRA. FCRA preempts some of these state laws but the scope of preemption continues to be defined by the courts.

•	The Dodd-Frank Act: A central purpose of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) is to protect consumers from abusive financial services practices, and for other purposes.” An important new regulatory body created by Title X of the Dodd-Frank Act is the CFPB. The CFPB, through rulemaking, confirmed that the Company is subject to the examination and supervision of the CFPB, and such examinations began in 2012. In addition to transferring authority under certain existing laws to the CFPB and providing it with examination and supervisory authority, the Dodd-Frank Act also prohibits unfair or deceptive acts or practices (“UDAAP”) with respect to consumer finance and provides the CFPB with authority to enforce those provisions. The CFPB has stated that its UDAAP authority may allow it to find statutory violations even where a specific regulation does not prohibit the relevant conduct.

•	GLBA: The GLBA regulates the receipt, use and disclosure of non-public personal information of consumers that is held by financial institutions, including us. Several of our datasets are subject to GLBA provisions, including limitations on the use or disclosure of the underlying data and rules relating to the technological, physical and administrative safeguarding of non-public personal information. Violation of the GLBA can result in civil and criminal liability. Regulatory enforcement of the GLBA is under the purview of the FTC, the federal prudential banking regulators, the SEC and state attorneys general, acting alone or in concert with each other.

•	DPPA: The DPPA requires all states to safeguard certain personal information included in licensed drivers’ motor vehicle records from improper use or disclosure. Protected information includes the driver’s name, address, phone number, Social Security Number, driver identification number, photograph, height, weight, gender, age, certain medical or disability information and, in some states, fingerprints, but does not include information on vehicular accidents, driving violations and driver’s status. The DPPA limits the use of this information sourced from State departments of motor vehicles to certain specified purposes, and does not apply if a driver has consented to the release of their data. The DPPA imposes criminal fines for non-compliance and grants individuals a private right of action, including actual and punitive damages and attorneys’ fees. The DPPA provides a federal baseline of protections for individuals, and is only partially preemptive, meaning that except in a few narrow circumstances, state legislatures may pass laws to supplement the protections made by the DPPA. Many States are more restrictive than the federal law.

•	Data security breach laws: Most states have adopted data security breach laws that require notice be given to affected consumers in the event of a breach of personal information, and in some cases the provision of additional benefits such as free credit monitoring to affected individuals. Some of these laws require additional data protection measures over and above the GLBA data safeguarding requirements. If data within our system is compromised by a breach, we may be subject to provisions of various state security breach laws.

•	Identity theft laws: In order to help reduce the incidence of identity theft, most states and the District of Columbia have passed laws that give consumers the right to place a security freeze on their credit reports to prevent others from opening new accounts or obtaining new credit in their name. Generally, these state laws require us to respond to requests for a freeze within a certain period of time, to send certain notices or confirmations to consumers in connection with a security freeze and to unfreeze files upon request within a specified time period.

•	FTC Act: The FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices. We must comply with the FTC Act when we market our services, such as consumer credit monitoring services through our Consumer Interactive segment. The security measures we employ to safeguard the personal data of consumers could also be subject to the FTC Act, and failure to safeguard data adequately may subject us to regulatory scrutiny or enforcement action. There is no private right of action under the FTC Act.

•	The Credit Repair Organizations Act (“CROA”): CROA regulates companies that claim to be able to assist consumers in improving their credit standing. There have been efforts to apply CROA to credit monitoring services offered by consumer reporting agencies and others. CROA allows for a private right of action and permits consumers to recover all money paid for alleged “credit repair” services in the event of violation. We, and others in our industry, have settled purported consumer class actions alleging violations of CROA without admitting or denying liability.

•	The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009 (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (“HITECH”): HIPAA and HITECH require companies to implement reasonable safeguards to prevent intentional or unintentional misuse or wrongful disclosure of protected health information. In connection with receiving data from and providing services to healthcare providers, we may handle data subject to HIPAA and HITECH requirements. We obtain protected health information from healthcare providers and payers of healthcare claims that are subject to the privacy, security and transactional requirements imposed by HIPAA. We are frequently required to secure HIPAA-compliant “business associate” agreements with the providers and payers who supply data to us. As a business associate, we are obligated to limit our use and disclosure of health-related data to certain statutorily permitted purposes, HIPAA regulations, as outlined in our business associate agreements, and to preserve the confidentiality, integrity and availability of this data. HIPAA and HITECH also require, in certain circumstances, the reporting of breaches of protected health information to affected individuals and to the United States Department of Health and Human Services. A violation of any of the terms of a business associate agreement or noncompliance with HIPAA or HITECH data privacy or security requirements could result in administrative enforcement action and/or imposition of statutory penalties by the United States Department of Health and Human Services or a state Attorney General. HIPAA and HITECH requirements supplement but do not preempt state laws regulating the use and disclosure of health-related information; state law remedies, which can include a private right of action, remain available to individuals affected by an impermissible use or disclosure of health-related data.

We are also subject to federal and state laws that are generally applicable to any U.S. business with national or international operations, such as antitrust laws, the Foreign Corrupt Practices Act, the Americans with Disabilities Act, state unfair or deceptive practices act and various employment laws. We continuously monitor federal and state legislative and regulatory activities that involve credit reporting, data privacy and security to identify issues in order to remain in compliance with all applicable laws and regulations.

International Data and Privacy Protection

We are subject to data protection, privacy and consumer credit laws and regulations in the foreign countries where we conduct business. These laws and regulations include, but are not limited to, the following:

•

South Africa:    National Credit Act of 2005 (the “NCA”)—The NCA and its implementing regulations govern credit bureaus and consumer credit information. The NCA sets standards for filing, retaining and reporting consumer credit information. The Act also defines consumers’

rights with respect to accessing their own information and addresses the process for disputing information in a credit file. The NCA is enforced by The National Credit Regulator who has authority to supervise and examine credit bureaus.

•	Canada: Personal Information Protection and Electronic Documents Act of 2000 (“PIPEDA”)—The PIPEDA and substantially similar provincial laws govern how private sector organizations collect, use and disclose personal information in the course of commercial activities. The PIPEDA gives individuals the right to access and request correction of their personal information collected by such organizations. The PIPEDA requires compliance with the Canadian Standard Association Model Code for the Protection of Personal Information. Most Canadian provinces also have laws dealing with consumer reporting. These laws typically impose an obligation on credit reporting agencies to have reasonable processes in place to maintain the accuracy of the information, place limits on the disclosure of the information and give consumers the right to have access to, and challenge the accuracy of, the information.

•	India: Credit Information Companies Regulation Act of 2005 (“CICRA”)—The CICRA requires entities that collect and maintain personal credit information to ensure that it is complete, accurate and protected. Entities must adopt certain privacy principles in relation to collecting, processing, preserving, sharing and using credit information. In addition, India has privacy legislation that would allow individuals to sue for damages in the case of a data breach, if the entity negligently failed to implement “reasonable security practices and procedures” to protect personal data.

•	Hong Kong: Personal Data (Privacy) Ordinance (“PDPO”) and The Code of Practice on Consumer Credit Data (“COPCCD”)—The PDPO and the COPCCD regulate the operation of consumer credit reference agencies. They prescribe the methods and security controls under which credit providers and credit reference agencies may collect, access and manage credit data. In April 2011, the COPCCD was amended to permit credit providers to share limited positive mortgage payment data. In June 2012, the PDPO was amended to increase penalties and create criminal liabilities for repeat contravention of PDPO under which enforcement notices have been served.

We are also subject to various laws and regulations generally applicable to all businesses in the other countries where we operate.

Legal Proceedings

General

In addition to the matters described below, we are routinely named as defendants in, or parties to, various legal actions and proceedings relating to our current or past business operations. These actions generally assert claims for violations of federal or state credit reporting, consumer protection or privacy laws, or common law claims related to privacy, libel, slander or the unfair treatment of consumers, and may include claims for substantial or indeterminate compensatory or punitive damages, or injunctive relief, and may seek business practice changes. We believe that most of these claims are either without merit or we have valid defenses to the claims, and we vigorously defend these matters or seek non-monetary or small monetary settlements, if possible. However, due to the uncertainties inherent in litigation, we cannot predict the outcome of each claim in each instance.

In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we routinely receive requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our activities. See “—Legal and Regulatory Matters.”

In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of litigation and regulatory matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The actual costs of resolving litigation and regulatory matters, however, may be substantially higher than the amounts reserved for those matters, and an adverse outcome in certain of these matters could have a material adverse effect on our consolidated financial statements in particular quarterly or annual periods.

On a regular basis, we accrue reserves for litigation and regulatory matters based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See note 19 to our consolidated financial statements included elsewhere in this prospectus for additional information about these reserves. However, for certain of the matters described below, we are not able to reasonably estimate our exposure because damages have not been specified and (i) the proceedings are in early stages, (ii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iii) there is uncertainty as to the outcome of similar matters pending against our competitors, (iv) there are significant factual issues to be resolved, and/or (v) there are legal issues of a first impression being presented. However, for these matters we do not believe based on currently available information that the outcomes will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period.

To reduce our exposure to an unexpected significant monetary award resulting from an adverse judicial decision, we maintain insurance that we believe is appropriate and adequate based on our historical experience. We regularly advise our insurance carriers of the claims (threatened or pending) against us in the course of litigation and generally receive a reservation of rights letter from the carriers when such claims exceed applicable deductibles. We are not aware of any significant monetary claim that has been asserted against us in the course of pending litigation that would not have some level of coverage by insurance after the relevant deductible, if any, is met.

Bankruptcy Tradeline Litigation

In a matter captioned White, et al, v. Experian Information Solutions, Inc. (No. 05-cv-01070-DOC/MLG, filed in 2005 in the United States District Court for the Central District of California), plaintiffs sought class action status against Equifax, Experian and us in connection with the reporting of delinquent or charged-off consumer debt obligations on a consumer report after the consumer was discharged in a bankruptcy proceeding. The claims allege that each national consumer reporting company did not automatically update a consumer’s file after their discharge from bankruptcy and such non-action was a failure to employ reasonable procedures to assure maximum file accuracy, a requirement of FCRA.

Without admitting any wrongdoing, we have agreed to a settlement of this matter. On August 19, 2008, the Court approved an agreement whereby we and the other industry defendants voluntarily changed certain operational practices. These changes require us to update certain delinquent records when we learn, through the collection of public records, that the consumer has received an order of discharge in a bankruptcy proceeding. These business practice changes did not have a material adverse impact on our operations or those of our customers.

In 2009, we also agreed, with the other two defendants, to settle the monetary claims associated with this matter for $17.0 million each ($51.0 million in total), which amount will be distributed from a settlement fund to pay the class counsel’s attorney fees, all administration and notice costs of the fund to the purported class, and a variable damage amount to consumers within the class based on the level of harm the consumer is able to confirm. Our share of this settlement was fully covered by insurance. Final approval of this monetary settlement by the Court occurred in July 2011. Certain objecting plaintiffs appealed the Court’s final approval of the monetary settlement and, in April 2013, the United States Court of Appeals for the Ninth Circuit reversed the final approval order and remanded the matter to the District Court. The rationale provided by the United States Court of Appeals was not that the proposed settlement was unfair or defective, but that named class counsel and certain named plaintiffs did not adequately represent the interests of the class because of certain identified conflicts. Objecting counsel to the settlement has sought to become new class counsel and the District Court has denied this request. Objecting counsel is currently seeking an interlocutory appeal of this ruling to the United States Court of Appeals for the Ninth Circuit.

If the monetary settlement is not ultimately upheld, we expect to vigorously litigate this matter and to assert what we believe are valid defenses to the claims made by the plaintiffs. Regardless of what occurs next, we believe we have not violated any law, have valid defenses and are willing to aggressively litigate this matter. We do not believe any final resolution of this matter will have a material adverse effect on our financial condition.

OFAC Alert Service

As a result of a decision by the United States Third Circuit Court of Appeals in 2010 (Cortez v. Trans Union LLC), we modified one of our add-on services we offer to our business customers that was designed to alert our customer that the consumer, who was seeking to establish a business relationship with the customer, may potentially be on the Office of Foreign Assets Control, Specifically Designated National and Blocked Persons alert list (the “OFAC Alert”). The OFAC Alert service is meant to assist our customers with their compliance obligations in connection with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001.

In Ramirez v. Trans Union LLC, (No. 3:12-cv-00632-JSC, United States District Court for the Northern District of California) that was filed in 2012, the plaintiff has alleged that: the OFAC Alert service does not comply with the Cortez ruling; we have willfully violated FCRA and the corresponding California state-FCRA based on the Cortez ruling by continuing to offer the OFAC Alert service; and there are one or more classes of individuals who should be entitled to statutory damages (i.e., $100 to $5,000 per person) based on the allegedly willful violations. In addition to the Ramirez action, the same lawyers representing Ramirez (who also represented the plaintiff in Cortez) filed two additional alleged class actions in 2012 (Miller v. Trans Union, LLC, No. 12-1715-WJN, United States District Court for the Middle District of Pennsylvania; and Larson v. Trans Union, LLC, No. 12-5726-JSC, United States District Court for the Northern District of California) and one in 2014 (Amit Patel, et al. v. TransUnion LLC, TransUnion Rental Screening Solutions, Inc. and TransUnion Background Data Solutions, No. 14-cv-0522-LB, United States District Court for the Northern District of California) claiming that our process for disclosing OFAC information to consumers, or how we match OFAC information to a consumer’s name or other identifying information, violates FCRA and, in some instances, the corresponding California state-FCRA. In addition to the OFAC allegations, the plaintiff in the Patel action seeks to collapse all TransUnion FCRA regulated entities into a single entity. In July 2014, the Court in Ramirez certified a class of approximately 8,000 individuals solely for purposes of statutory damages if TransUnion is ultimately found to have willfully violated FCRA, and a sub-class of California residents solely for purposes of injunctive relief under the California Consumer Credit Reporting Agencies Act. While the Court noted that the plaintiff is not seeking any actual monetary damage, the class certification order was predicated on a disputed question of Ninth Circuit law (currently there is a conflict between the federal circuits) that is awaiting action by the United States Supreme Court. Class action certification proceedings are progressing with respect to the Miller and Larson actions. We intend to vigorously defend these matters as we believe we have acted in a lawful manner.

AG Investigations

In 2012, the Columbus Dispatch, a daily newspaper in Columbus, Ohio, published a series of four articles allegedly exposing improper or questionable practices by the three nationwide credit reporting agencies (the “NCRAs”), including us. As a result of these articles, the Attorney General of the State of Ohio initiated a multi-state Attorneys General investigation into certain practices of the NCRAs, which was commenced in late 2012. In connection with this effort, the Attorneys General for the State of New York and the State of Mississippi commenced separate investigations into the same matters being reviewed by the multi-state attorney general investigation. TransUnion and the other nationwide consumer reporting agencies have been engaged in active discussions with the multi-state group and with the New York Attorney General with respect to industry-wide initiatives addressing the concerns of the various Attorneys General. Based on discussions to date, we have estimated the potential impact on TransUnion associated with a proposed resolution of the multi-state and New York matters and accrued for this estimated potential impact in our year-end 2014 financial statements.

On March 9, 2015, the NCRAs, announced a National Consumer Assistance Plan that will enhance the NCRAs’ ability to collect complete and accurate consumer information and will provide consumers more transparency and a better experience interacting with credit bureaus about their credit reports. The plan was announced after cooperative discussions and an agreement with New York Attorney General Eric Schneiderman, and focuses on enhancements in two primary areas: consumer interaction with the NCRAs and data accuracy and quality. The National Consumer Assistance Plan will be implemented in phases over the next three years and 90 days.

On May 20, 2015, TransUnion, together with the other NCRAs, announced that the attorneys general of 31 states have agreed to join in the National Consumer Assistance Plan launched in March. With the exception of the financial payments the NCRAs are making to the attorneys general to cover the costs of their investigations, consumer education and other purposes, the settlement of the multi-state matter essentially adopts the National Consumer Assistance Plan as announced with the New York Attorney General in March.

On April 20, 2015, the Attorney General for the State of Mississippi filed an action in the Chancery Court of Jackson County Mississippi with respect to certain of the matters reviewed in its investigation. The complaint in State of Mississippi ex rel. Jim Hood, Attorney General of the State of Mississippi v. TransUnion Corp., Trans Union LLC and TransUnion Interactive, Inc. (No. 2015-0716-MLF) alleges that certain marketing practices with respect to credit monitoring services sold to Mississippi residents, and certain procedures used to ensure the accuracy of the information in the credit reports of Mississippi residents, constitute unfair and deceptive practices in violation of Mississippi law. We do not believe we have violated any law and intend to vigorously defend this matter.

With respect to all of the investigations, we do not believe we have violated any law and intend to vigorously defend any private claim that may result from any of these investigations.

Guatemala Amparo

A constitutional action (Amparo 01161-2013-00084-OF. 3o. Juzgado Decimo Primero de Primera Instancia del Ramo Civil del Departamento de Guatemala, Constituido en Tribunal de Amparo) was filed in Guatemala on February 1, 2013, against Trans Union Guatemala, S.A. and five other unrelated consumer data information companies by a Guatemalan government official (in his official capacity) alleging that TransUnion and the other entities are violating the fundamental rights of privacy, freedom of action, and right to work of Guatemalan citizens because they may collect and use personal information without obtaining the consent of the individual to which that information pertains. In July 2014, the amparo was granted with respect to the segment of our consumer database, if any, for which we have not obtained adequate consent from the individual consumer. We appealed that decision and, in February 2015, the Constitutional Court of Guatemala denied the appeal. We do not currently believe that compliance with the terms of the amparo will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Below is a list of our directors and executive officers who will be in the positions indicated below upon consummation of this offering, as well as their respective ages and positions and a brief account of the business experience of each of them.

Name	Age	Position
James M. Peck	52	Director, President and Chief Executive Officer
Samuel A. Hamood	46	Executive Vice President & Chief Financial Officer
John W. Blenke	59	Executive Vice President, Corporate General Counsel & Corporate Secretary
Christopher A. Cartwright	49	Executive Vice President—U.S. Information Services
John T. Danaher	50	Executive Vice President—Consumer Interactive
Gerald M. McCarthy, Jr.	46	Executive Vice President—Healthcare
David M. Neenan	49	Executive Vice President—International
George M. Awad	55	Director
Christopher Egan	38	Director
Gilbert H. Klemann*	36	Director
Siddharth N. (Bobby) Mehta	57	Director
Leo F. Mullin	72	Director, Chairman of the Board of Directors
Andrew Prozes	69	Director
Sumit Rajpal	39	Director
Steven M. Tadler	55	Director

*	Mr. Klemann is currently a director nominee and will be appointed as a director upon consummation of this offering.

James M. Peck joined the Company in December 2012 as President and Chief Executive Officer. Mr. Peck has more than 20 years of information management, global product development and engineering experience. From March 2004 through December 2012, Mr. Peck was Chief Executive Officer for the LexisNexis Risk Solutions business of Reed Elsevier, where he successfully integrated LexisNexis’ acquisitions of Seisint in 2004 and ChoicePoint in 2008. From 2001 through 2004, Mr. Peck was Senior Vice President and Chief Product Officer of the Global Electronic Product Development Organization for LexisNexis, where he was responsible for product development and online solutions to serve global markets. Prior to 2001, Mr. Peck was the Senior Vice President of Product Development with Celera Genomics, a bio-technology firm that sequenced the human genome. Prior to that, he spent a decade at LexisNexis in engineering and executive roles to manage and build information solutions.

Samuel A. Hamood joined the Company in February 2008. Since Mr. Hamood joined, he has served as Executive Vice President and Chief Financial Officer. From 2000 through January 2008, he held a variety of positions at Electronic Data Systems. From January 2007 to January 2008, he was the Chief Financial Officer for the U.S. Region. From April 2004 to December 2006, he was the Vice President of Investor Relations. From 2002 through March 2004, he was the Senior Director of Corporate Strategy and Planning. Prior to that, he spent six years with the Walt Disney Company in a variety of finance and strategy roles with increasing levels of responsibility. He also spent five years in the audit practice of Deloitte and Touche, LLP.

John W. Blenke joined the Company in May 2003. Since Mr. Blenke joined, he has served as the Executive Vice President, Corporate General Counsel and Corporate Secretary. From 1989 through April 2003, he held a variety of positions with Household International, Inc. (predecessor to HSBC North America), including most recently the Vice President of Corporate Law, where he managed the corporate legal functions responsible for mergers and acquisitions, corporate finance and consumer finance branch-based and wholesale lending.

Christopher A. Cartwright joined the Company in August 2013 as Executive Vice President—U.S. Information Services. From December 2010 through March 2013, he was the Chief Executive Officer of Decision Insight Information Group, a portfolio of independent businesses providing real property information, software and services to insurance, finance, legal and real estate professionals in the United States, Canada and Europe. From June 1997 through October 2010, he held a variety of positions at Wolters Kluwer, a global information services and workflow solutions company, where he led the business services and software division. Prior to Wolters Kluwer, he was Senior Vice President, Strategic Planning & Operations for Christie’s Inc. and Strategy Consultant for Coopers and Lybrand.

John T. Danaher joined the Company in November 2002 and is currently Executive Vice President—Consumer Interactive. Mr. Danaher has more than 25 years of financial services industry expertise and direct marketing experience and has served as the president of the consumer subsidiary of TransUnion since 2004. Prior to TransUnion, from 2001 to 2002, Mr. Danaher was Chief Operating Officer of TrueLink, Inc., which was acquired by TransUnion. Mr. Danaher joined TrueLink, Inc. from Citibank, where he held several roles including Vice President of E-Commerce, where he was responsible for planning and executing Citibank’s e-commerce strategy for home equity loan products. He also served in a variety of leadership roles in operations and technology.

Gerald M. McCarthy, Jr. joined the Company as Executive Vice President—Healthcare in July 2014. From January 2012 through June 2014, Mr. McCarthy was the Chief Strategy Officer of HealthMEDX, a leading software provider for long-term care, home care and rehabilitation organizations. Prior to joining HealthMEDX, Mr. McCarthy held a number of executive positions at McKesson Provider Technologies, including Senior Vice President, Product Management and Marketing from July 2007 to December 2011; Vice President, Physician Solutions from January 2005 to June 2007; Division Vice President of Sales, Clinical and Imaging Solutions from January 2004 to December 2005; and Clinical Solution Specialist from December 2001 to December 2003.

David M. Neenan joined the Company in September 2012 as Executive Vice President—International. From October 1998 through September 2012, he held a variety of positions at HSBC. From 2011 through August 2012, he served as the Global Chief Operations Officer for HSBC’s insurance division. From 2009 through 2011, he served as the Global Head of Sales and marketing for the insurance division. From July 2006 through 2008, he served as President and CEO of HSBC Finance, Canada.

George M. Awad has served as a director since November 2013. Mr. Awad created and is the principal of Gibraltar Capital Corporation, a wealth management and advisory firm providing investment and business advice to wealthy, internationally-based families. He is a highly accomplished executive with exceptional operating experience in running large, global businesses across the full suite of consumer financial services products, including senior leadership roles with GE Capital (1988-2006) and Citigroup, Inc. (2006-2011), with focus on domestic and global markets. Most recently, Mr. Awad served as CEO, Consumer Finance for Citigroup, with prior positions as CEO, North America Cards and CEO, Global Consumer Group EMEA.

Christopher Egan has served as a director since April 2012. Mr. Egan is a Managing Director at Advent, having joined the firm in 2000. He has co-led Advent’s investments in nine companies, including Equiniti, BondDesk Group, National Bankruptcy Services, Datek Online Holdings, CETIP, Sophis, RedPrairie, GFI Group and P2 Energy Group. Mr. Egan previously worked at UBS Warburg in the financial sponsors group. Mr. Egan also serves as a director on the board of P2 Energy Group.

Gilbert H. Klemann is currently a director nominee and will be appointed as a director upon consummation of this offering. Mr. Klemann is a Managing Director in the Merchant Banking Division (“GS MBD”) of Goldman, Sachs & Co., where he focuses on investments in financial services. He joined Goldman, Sachs & Co. in 2001 in the Investment Banking Division, rejoined in 2006 in the Merchant Banking Division and became a Managing Director in 2013. Mr. Klemann also serves as a director on the board of Safe-Guard Products International LLC.

Siddharth N. (Bobby) Mehta has served as a director since April 2012 and is the former President and Chief Executive Officer of TransUnion. He joined the Company in August 2007 and served as the President & Chief Executive Officer until December 31, 2012. From May 2007 through July 2007, he was a consultant to our board of directors. From 1998 through February 2007, he held a variety of positions with HSBC Finance Corporation and HSBC North America Holdings, Inc., including Chairman and Chief Executive Officer of HSBC Finance Corporation. He also serves on the board of directors of The Allstate Corporation, Piramal Enterprises Limited, DataCard Group, Avant Credit Corporation, The Chicago Public Education Fund, The Field Museum, the Myelin Repair Foundation and The Lab School.

Leo F. Mullin has served as a director since 2012. Mr. Mullin is a Senior Advisor, on a part-time basis, to GS MBD, including board service on companies in which GS MBD has invested. Mr. Mullin retired from Delta Airlines in May 2004, after having served as Chief Executive Officer of Delta since 1997 and Chairman since 1999. Delta Airlines subsequently filed for bankruptcy protection in September 2005. Mr. Mullin was Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. He was an executive of First Chicago Corporation, the nation’s tenth largest bank, from 1981 to 1995, serving as that company’s President and Chief Operating Officer from 1993 to 1995, and as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. He has also served as a senior vice president at Conrail for five years, and as a consultant with McKinsey and Company for nine years, the last three years as a partner. Mr. Mullin previously served as a Director of the publicly held company, Johnson & Johnson, from 1999 to April 2015, and currently serves as a Director of the publicly held companies ACE, Ltd. and Educational Management Corporation.

Andrew Prozes has served as a director since January 2014. Mr. Prozes currently serves as Executive Chairman of Alert Global Media Holdings, LLC and Scribestar Limited, and on the boards of Interactive Data Corporation, Asset International Inc. and Ethoca Limited. He also serves as a director and chairs the Compensation Committee for Cott Corporation. Mr. Prozes served as the Chief Executive Officer of LexisNexis and on the board of directors of Reed Elsevier PLC from 2000 until December 2010. Prior to joining Reed Elsevier, Mr. Prozes served as Executive Vice President and Chief Operating Officer of West Group, part of the Thomson Reuters Corporation, from 1997 to 2000. From 1988 to 1996, he served as President of Southam’s City Newspapers and was responsible for thirteen daily newspapers and Southam’s business information. Mr. Prozes is a past Chairman of The U.S. Information Industry Association and has served on the boards of the Information Technology Association of Canada and the Canadian Newspaper Association. He is also a board member of the National Executive Services Corporation and a board and Executive Committee member of The Atlantic Council in Washington, D.C.

Sumit Rajpal has served as a director since April 2012. Mr. Rajpal is a Managing Director in GS MBD, where he leads the financial services investment practice globally. He joined Goldman, Sachs & Co. in 2000 and became a Managing Director in 2007. Mr. Rajpal also serves as a director on the boards of Safe-Guard Products International LLC, Hastings Insurance Services Limited, ProSight Specialty Insurance Holdings, SKBHC Holdings, LLC (where he is an observer on the board), Enstar Group Limited and Ipreo Parent Holdco LLC.

Steven M. Tadler has served as a director since April 2012. Mr. Tadler is a Managing Partner at Advent, having joined the firm in 1985 and becoming Managing Director of the North American buyouts group in 1994. From 1997 to 2006, Mr. Tadler headed Advent’s European Operations. Mr. Tadler also serves as a director on the boards of Bojangles’, Inc., wTe Corporation, and Advent.

There are no family relationships among any of the Company’s directors and executive officers.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Upon consummation of this offering, our Board of Directors will consist of Messrs. Mullin, Awad, Egan, Mehta, Klemann, Prozes, Rajpal, Tadler and Peck. Following the completion of this offering, we expect (i) our Board to initially consist of                      directors,                      of whom will be independent and (ii) that there will be                      vacancies on the Board. In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors, with 3 directors in Class I (expected to be Messrs. Awad, Mehta and Prozes), 3 directors in Class II (expected to be Messrs. Klemann, Mullin and Tadler) and      directors in Class III (expected to be Messrs. Egan, Peck,                      and Rajpal). Once appointed, directors serve until they resign or are removed by the stockholders. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our Board of Directors considered the following important characteristics: (i) Mr. Egan and Mr. Tadler are representatives appointed by affiliates of Advent, one of our principal stockholders, and have significant financial, investment and operational experience from their involvement in Advent’s investment in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) Mr. Rajpal is, and Mr. Klemann will be, representatives appointed by affiliates of GS, one of our principal stockholders, and have significant financial, investment and operational experience from their involvement in GS’ investment in numerous portfolio companies and have played active roles in overseeing those businesses, (iii) Mr. Awad and Mr. Prozes each have had significant executive level experience throughout their careers in leading consumer financial services companies, (iv) Mr. Peck, our President and Chief Executive Officer, previously served as Chief Executive Officer for the risk solutions business of LexisNexis and (v) Mr. Mullin, Chairman of the Board of Directors, has extensive experience in large, multinational corporations, having served as Chief Executive Officer and Chairman of Delta Airlines, Vice Chairman of Unicom Corporation and President and Chief Operating Officer of First Chicago Corporation and (vi) Mr. Mehta previously served as our President and Chief Executive Officer and, in addition, previously held a variety of positions with HSBC North America Holdings, Inc., including Chairman and Chief Executive Officer of HSBC North America Holdings, Inc. and Chief Executive Officer of HSBC Finance Corporation.

Board Leadership Structure

Our Board of Directors is led by Mr. Mullin, our Non-Executive Chairman. We do not have a policy on whether the role of Chairman and Chief Executive Officer should be separate or combined. At this time, the Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time.

Role of Board in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit and Compliance Committee. The Audit and Compliance Committee represents the Board by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the oversight of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit and Compliance Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering, affiliates of the Sponsors will continue to beneficially own more than 50% of our common stock and voting power. As a result, (i) we expect that under the terms of the Major Stockholders’ Agreement, as amended, affiliates of the Sponsors will have agreed to vote for one another’s respective Board nominees (see “Certain Relationships and Related Party Transactions—Major Stockholders’ Agreement”) and (ii) we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors (although we expect our Board of Directors to determine that Messrs.                     qualify as independent directors under the corporate governance standards of the NYSE); and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the corporate governance rules of the NYSE.

Board Committees

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit and Compliance Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee.

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the Audit and Compliance, the Compensation, the Nomination and Corporate Governance and the Executive Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit will report functionally and administratively to our Chief Financial Officer and directly to the Audit and Compliance Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by the Sponsors.

Audit and Compliance Committee

Upon the completion of this offering, our Audit and Compliance Committee will consist of Messrs. Mehta (Chairman), Awad and Mullin. We expect our Board of Directors to determine that                     will qualify as independent directors under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. We expect new independent members will be placed on the Audit and Compliance Committee within one year of the completion of this offering so that all of our Audit and Compliance Committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under . Our Board of Directors has determined that                     qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit and Compliance Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring among other things, (1) the quality and integrity of our financial statements and our financial reporting and disclosure practices, (2) our compliance with applicable legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence and (4) the performance of our internal audit function.

We are amending the charter for the Audit and Compliance Committee to comply with the rules and regulations governing a public company. Upon completion of this offering, the amended Audit and Compliance Committee charter will be available on our website.

Compensation Committee

Upon the completion of this offering, our Compensation Committee will consist of Messrs. Prozes (Chairman), Tadler and Rajpal.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

We are amending the charter for the Compensation Committee to comply with the rules and regulations governing a public company. Upon completion of this offering, the amended Compensation Committee charter will be available on our website.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our Nominating and Corporate Governance Committee will consist of Messrs. Mullin (Chairman), Egan, Peck and Rajpal. The purpose of our Nominating and Corporate Governance Committee will be to assist our Board of Directors in discharging its responsibilities relating to (1) subject to the Amended and Restated Major Stockholders’ Agreement (as later defined), as applicable, identifying individuals qualified to become new Board members, consistent with criteria approved by the Board of Directors; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders; (3) subject to the Amended and Restated Major Stockholders’ Agreement (as later defined), as applicable, identifying Board members qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee; (4) reviewing and recommending to the Board of Directors corporate governance guidelines applicable to us; (5) overseeing the evaluation of the Board of Directors and management; and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our website upon completion of this offering.

Executive Committee

Upon the completion of this offering, our Executive Committee will consist of Messrs. Mullin (Chairman), Peck, Egan and Rajpal. The purpose of our Executive Committee will be to possess and exercise, during the intervals between meetings of the full Board of Directors, the powers and authority of the Board of Directors to the extent permitted by our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, any stockholders’ agreement then in effect and governing law. The Committee shall also perform such other duties as may be directed by the Board of Directors from time to time.

Our Board of Directors will adopt a written charter for the Executive Committee, which will be available on our website upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee are current or former officers or employees of our Company. We are parties to certain transactions with the Sponsors described in “Certain Relationship and Related Transactions” section of this prospectus.

Code of Business Conduct and Ethics

We are amending our Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer to comply with the rules and regulations governing a public company. Upon completion of this offering, our Code of Business Conduct and Ethics will be available on our website. Our Code of Business Conduct and Ethics will be a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Compensation Discussion and Analysis

The information contained in this “Compensation Discussion and Analysis” describes the material elements of compensation paid or awarded to our principal executive officer, principal financial officer and the other three most highly compensated executive officers (collectively, our “named executive officers” or “NEOs”) for the twelve months ended December 31, 2014.

For 2014 our named executive officers are:

•	Mr. James M. Peck—President and Chief Executive Officer

•	Mr. Samuel A. Hamood—Executive Vice President and Chief Financial Officer

•	Mr. Christopher A. Cartwright—Executive Vice President—U.S. Information Services

•	Mr. Gerald M. McCarthy, Jr.—Executive Vice President—Healthcare

•	Mr. John T. Danaher—Executive Vice President—Consumer Interactive

The specific amounts and material terms of such compensation paid, payable or awarded for 2014 to the named executive officers are disclosed under “—Executive Compensation—Summary Compensation Table—2014” and the subsequent tables and narrative. The Compensation Committee of the board of directors of TransUnion (the “Compensation Committee”) oversees the compensation program for our named executive officers.

Executive Summary

The Compensation Committee has adopted an executive compensation program that is intended to align the interests of our executives, stockholders and other stakeholders by rewarding executives for the achievement of strategic goals that successfully impact our operations and business results and, thereby, enhance stockholder value without encouraging excessive risk-taking. The primary components of our executive compensation program for the named executives are base salary, annual cash incentives, employee benefits (health and retirement) and long-term equity awards, which consist of stock options.

Key Compensation Elements

We provide named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. The Compensation Committee annually evaluates the performance of our NEOs and determines their base salaries and other compensation in light of our strategic goals and objectives, the available market information for their positions and the goals of our executive compensation program. Our CEO recommended, and the Compensation Committee approved, salary increases for Mr. Hamood and Mr. Danaher in 2014. The increases are described later in the section under “—2014 Compensation—Base Salary”. No other NEOs received an increase in their base salary for the twelve months ended December 31, 2014.

Our annual cash incentives are designed to reward executive officers based on individual performance (as measured against individual goals) and our overall financial results (as measured against financial targets). The incentive targets, which are set annually with the review and approval of the Compensation Committee, are intended to highlight key strategic priorities and financial metrics. The percentage of target total cash compensation for the NEOs approved by the Compensation Committee as performance-based pay (the annual incentive bonus) represented 50% of the total cash compensation for Mr. Peck and 47% on average for the other NEOs.

We have used stock options or restricted stock as a long-term incentive vehicle to create a strong alignment between management’s interests and those of our stockholders and other stakeholders. In connection with the sale of the Company on April 30, 2012, most executives received a stock option or restricted stock grant on August 1, 2012. NEOs that joined the Company after that initial grant were granted options upon their employment. In all cases, vesting in those options is based on the passage of time and attainment of certain pre-determined performance metrics, as discussed below under “—2014 Compensation—Long-Term Equity Plan.” In 2014, Mr. McCarthy received a stock option grant in connection with his employment (with the service vesting start date tied to his date of employment). Mr. Danaher also received a grant in 2014, the purpose of which was to better align his total equity awards with similar positions in the market. The service vesting start of the 2014 award began at the time of the grant, April 15, 2014. All stock option grants made in 2014 were made with the intention of providing equity compensation for approximately a five-year period of time.

Compensation Philosophy and Objectives

We design the compensation program for our NEOs to attract, motivate and retain the key executives who drive the success of our company. In connection therewith, the Compensation Committee has identified the following key components of our compensation philosophy, which are used to guide the Compensation Committee in making compensation decisions. The Compensation Committee evaluates these objectives on an annual basis to confirm the appropriateness of each objective in light of the overall corporate strategy and typical market practices.

•	Attract, motivate and retain highly experienced executives who are vital to our short- and long-term success, profitability and growth.

•	Create alignment with executives, our stockholders and our other stakeholders by rewarding executives for the achievement of strategic goals that successfully drive our strategy, operations and business performance and, thereby, enhance shareholder value.

•	Differentiate rewards based on actual individual performance while also rewarding executives for our overall results.

•	Discourage unnecessary and excessive risk-taking.

Role of Compensation Committee, Management and Compensation Consultant in Compensation Decisions

The Compensation Committee was created to provide stewardship over our compensation and benefit programs, including executive compensation and equity plans. Pursuant to its Charter, the Compensation Committee is responsible for overseeing our executive compensation program, developing and reviewing our executive compensation philosophy and approving decisions regarding executive compensation. As part of this responsibility, the Compensation Committee evaluates the performance of our President and Chief Executive Officer (the “CEO”) and determines his compensation in light of our strategic goals and objectives and the executive compensation program. The Compensation Committee also annually reviews and approves all compensation decisions affecting our executive officers who report directly to our CEO, including our named executive officers.

Additionally, the Compensation Committee performs the following functions in carrying out its responsibilities:

•	Reviews annually the components of our executive compensation programs to determine whether they are consistent with our compensation philosophy;

•	Reviews and approves corporate goals and objectives relevant to the CEO’s compensation, including annual performance objectives;

•	Recommends to the Board of Directors the creation or amendment of any compensation or employee benefit program which permits participation of the named executive officers or any other executive whose compensation is determined by the Compensation Committee; and

•	Reviews, approves, and monitors any employment, separation or change-in-control severance agreements.

The Compensation Committee is ultimately responsible for making the compensation decisions. However, in making its decisions, the Committee seeks and considers input from senior management and Meridian Compensation Partners, LLC (“Meridian”), an independent compensation consultant.

The executive officers play an important role in the compensation decision-making process because management has direct involvement with and in-depth knowledge of our business strategy, goals, and performance. Executive management regularly participates in the compensation decision-making process in the following specific respects:

•	The CEO reports to the Compensation Committee with respect to his evaluation of the performance of our senior executives, including the other named executive officers (other than the CEO). Together with the Executive Vice President of Human Resources, the CEO makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards;

•	The CEO develops recommended performance objectives and targets for our incentive compensation programs; and

•	The CEO and the Executive Vice President of Human Resources recommend long-term equity grants for executive officers, other than the CEO, as well as modifications to our employee benefit programs, for approval by the Compensation Committee.

Meridian’s engagement includes reviewing and advising on executive compensation matters principally related to the CEO, the executive officers, and outside directors. For 2014, Meridian assisted the Compensation Committee by (a) recommending a peer group for benchmarking purposes and (b) providing peer group data, including an analysis of total direct compensation (base salary, annual cash incentives and long-term equity awards). Meridian also assists the Compensation Committee in review of general market practices and management compensation proposals.

Market Analysis and Benchmarking

The Compensation Committee uses various tools and methods, such as benchmarking reports and tally sheets, to evaluate whether each named executive officer’s level of pay is appropriate. Base salary, annual bonus goals and long-term equity awards, which are reflected in these tally sheets, are each specifically designed to meet our compensation objectives.

Benchmarking

Percentile Goals

The Compensation Committee has approved the following target percentile for each pay component to support our compensation objectives.

Pay component	Target percentile of custom peer group
Base salary	50th Percentile
Target annual bonus	50th Percentile
Long-term equity	65th Percentile

We recognize the 50th percentile market value for cash compensation as a point of reference and not necessarily the definitive compensation level. Consequently, our NEOs’ compensation may be positioned at a level less than or greater than the target percentiles noted here based on time in position, experience and competitive pay objectives, as well as other factors.

The Compensation Committee has also determined that targeting the 65th percentile for long-term equity grants is appropriate to attract and retain the desired level of management talent, as well as aligning management incentives to focus on our long-term objectives, by having a greater percentage of pay aligned to longer term value creation.

Peer Group

The following peer group was approved by the Compensation Committee (the “Custom Peer Group”) in 2013 and again in 2014 to be used in reviewing and benchmarking the various 2014 pay components against the targeted percentiles above.

Acxiom Corporation	Experian Group Limited	Solera, Inc.
Cardtronics, Inc.	Fair Isaac Corporation	Synovus Financial Corporation
Convergys Corporation	Global Payments, Inc.	TeleTech Holdings, Inc.
CoreLogic, Inc.	IFC International, Inc.	Total System Services, Inc.
Deluxe Corporation	IHS, Inc.	Valassis Communications, Inc.
DST Systems, Inc.	Moody’s Corporation	Verisk Analytics, Inc.
The Dun & Bradstreet Corporation	On Assignment, Inc.
Equifax, Inc.	Paychex, Inc.

The median revenue of these companies was approximately $1.4 billion, compared with the Company’s 2014 revenue of $1.3 billion. The Custom Peer Group was selected to be representative of the business services, technology and financial services sectors in which we compete and participate. Criteria that were considered in order to properly select component companies for the Custom Peer Group are:

•	industry competitors;

•	labor market competitors;

•	competitors for capital; and

•	revenue size.

Use of Tally Sheets

In 2014, the Compensation Committee reviewed individual worksheets and corresponding tally sheets for each senior executive officer, including the named executive officers. These worksheets, which are prepared by management, provide a summary of the current and historical amounts of each component of pay. In 2014, the Committee did not recommend or approve changes to our named executive officers’ compensation based on its review of this information. Rather, the Committee reviewed the tally sheets as a tool to confirm that pay objectives continue to be aligned with the long-term interests of the stockholders and our other stakeholders.

Independence of the Compensation Consultant

Meridian performs services solely on behalf of the Compensation Committee and does not provide any other services to us. The Compensation Committee has assessed the independence of Meridian and concluded that no conflict of interest exists that would prevent Meridian from independently representing the Compensation Committee.

2014 Compensation

Base Salary

As described above, we provide each of the named executive officers with a base salary to compensate them for services rendered in their position during the year. Each year, the Compensation Committee evaluates the performance of the CEO and determines his base salary and other compensation in light of our goals and objectives and the executive compensation program. The Compensation Committee also reviews each other named executive officer’s base salary annually based on a recommendation from the CEO and in light of current market conditions, and adjusts the base salary where appropriate. The CEO generally recommends a base salary increase for the other named executive officers when supported by strong individual performance and/or executive promotion, or when supported by the external market data.

For 2014, the CEO recommended a base pay increase for two NEOs. Based upon Mr. Hamood’s expansion of responsibilities beyond that of CFO to include the management of our call center and shared services function, the Compensation Committee approved a $30,000 increase to his base salary. The Compensation Committee also approved increasing Mr. Danaher’s base salary by $40,000, with the goal of better aligning his salary to our comparators. Both of these base salary increases were effective February 22, 2014. The Compensation Committee did not increase the base salary for the CEO position since it fell within a reasonable range of the target percentile for the Custom Peer Group. For 2015, Mr. Danaher’s salary was increased by $50,000, with an effective date of January 1, 2015. This increase was granted to position his salary closer to the 50th percentile of our comparator group, which is our stated philosophy. Effective June 1, 2015, Mr. Peck’s base salary will be increased by $50,000 and Mr. Hamood’s base salary will be increased by $50,000. In approving the increase for Mr. Peck, the Compensation Committee took into account that his base salary had not been increased since joining the Company in 2012 and that the increase will bring his base salary better in line with our peer group. Mr. Hamood’s base salary increase was granted to better align his base salary with our peer group and in recognition of his role in our Company’s transformation over the last several years.

2014 Annual Bonus Plan

Annual bonus compensation is designed to reward executive officers based on actual individual performance and our overall financial results. Our overall financial performance is measured by our achievement of financial targets established under the annual incentive plan by the Compensation Committee. Additionally, individual and other qualitative goals are set to successfully drive our operations and business results to achieve the overall corporate strategy. All of the named executive officers participate in the annual incentive plan. Under the plan, the named executive officers are paid cash incentive awards to the extent we meet or exceed financial and non-financial performance goals set by the Compensation Committee at the beginning of each year. Under the annual incentive plan, each officer’s bonus is determined by multiplying his target bonus percentage by his annual salary as of the beginning of the year and then by multiplying this result by his percentage achievement with respect to his bonus targets and goals, so long as a threshold level of performance is achieved. Individual awards may then be adjusted by the Compensation Committee, based on a recommendation from the CEO. However, no adjustments were made in 2014.

Target bonus levels

Each executive is assigned a target bonus expressed as a percentage of their base pay at the beginning of the year. The target is determined by the Compensation Committee after consideration of several factors, including the individual executive’s duties and responsibilities and market data. The bonus targets for 2014 were set within a reasonable range of the target percentile for the Custom Peer Group. The following table illustrates the target bonus as a percentage of base pay for each named executive officer for the 2014 performance period.

Executive	2014 Target Bonus as Percent of Base Salary
Mr. Peck	100%
Mr. Hamood	90%
Mr. Cartwright	100%
Mr. McCarthy(1)	75%
Mr. Danaher	75%

(1)	Mr. McCarthy began his employment with TransUnion on July 1, 2014, and as a component of his employment offer from the Company, his target bonus (to be paid in 2015) will be 75% of his base salary in 2014, prorated based upon his employment date.

Objectives, weighting and potential payouts

Each executive’s individual goals and objectives vary based on their individual roles within our company. The following table defines the various financial and non-financial objectives that the Compensation Committee approved for the 2014 performance period. For each objective, the named executive officer has the opportunity to achieve a maximum of two times the individual weighting associated with that objective. If threshold performance is not achieved, no payment is made on that objective.

Objective	Definition
Further Adjusted Corporate EBITDA	Earnings before interest, taxes, depreciation and amortization, and other adjustments deemed by management and the board to be extraordinary for bonus plan purposes

Further Adjusted Corporate Revenue	The overall corporate revenues adjusted by management and the board for items deemed to be extraordinary for bonus plan purposes

Further Adjusted USIS EBITDA	Earnings before interest, taxes, depreciation and amortization, and other adjustments for bonus plan purposes for the USIS business

Further Adjusted USIS Revenue	The revenues and other adjustments for bonus plan purposes for the USIS business

Further Adjusted Healthcare EBITDA	Earnings before interest, taxes, depreciation and amortization, and other adjustments for bonus plan purposes for the Healthcare business

Further Adjusted Healthcare Revenue	The revenues and other adjustments for bonus plan purposes for the Healthcare business

Further Adjusted Consumer Interactive EBITDA	Earnings before interest, taxes, depreciation and amortization, and other adjustments for bonus plan purposes for the Consumer Interactive business

Further Adjusted Consumer Interactive Revenue	The revenues and other adjustments for bonus plan purposes for the Consumer Interactive business

Growth Strategy Initiatives	Projects that support the development of growth strategy initiatives, including business cases, action plans and specific, budgeted growth targets that are accretive in 2015 with a plan to additional growth in future years.

Major Project Deliverables	Ability to deliver specific tangible projects within a performance period

The objectives of Further Adjusted Corporate EBITDA and Further Adjusted Corporate Revenue were selected by the Compensation Committee to appropriately provide incentive rewards to executives based on achievement of corporate goals in the context of our overall corporate strategy. Similarly on a business level, Further Adjusted Corporate EBITDA and Further Adjusted Corporate Revenue were deemed to be the appropriate financial measures. The Compensation Committee set the performance measures in the table above at targets that were reasonably difficult to achieve given the business environment at the time the targets were established.

Mr. Peck recommended the use of non-financial objectives related to key projects as goals for the 2014 performance period. The Compensation Committee approved these goals because they were aligned to our corporate strategy and achievement of these goals was intended to aid in creating shareholder value. The goals were set in a manner that would ensure that, if delivered, they would significantly advance our strategic objectives. Each executive had a set of Growth Strategy Initiatives and/or Major Project Deliverables specifically tied to his ability to affect our corporate strategy. Additionally, stretch goals were designed to provide the executive the opportunity to achieve payouts for performance that exceeded 100% of these non-financial goals. The stretch goals were set to be attainable only with superior performance.

The following table is a summary of how each of the above objectives was weighted for each named executive officer and their actual achievement against each objective for the 2014 performance period. Each individual executive’s objective weightings are determined based on his specific roles, duties, and responsibilities. The various weightings are meant to reflect the influence that the executive’s performance may actually have on the metric. The Compensation Committee believes this strengthens the direct link between pay and performance.

Executive	Objective	Weighting	Achievement
Mr. Peck, President & Chief Executive Officer	Further Adjusted Corporate EBITDA	50%	146%
	Further Adjusted Corporate Revenue	20%	74%
	Growth Strategy Initiatives	30%	100%
Mr. Hamood, Executive Vice President & Chief Financial Officer	Further Adjusted Corporate EBITDA	50%	146%
	Further Adjusted Corporate Revenue	20%	74%
	Growth Strategy Initiatives	30%	100%
Mr. Cartwright, Executive Vice President U.S. Information Services	Further Adjusted Corporate EBITDA	20%	146%
	Further Adjusted USIS EBITDA	25%	82.5%
	Further Adjusted USIS Revenue	20%	54%
	Growth Strategy Initiatives	25%	100%
	Major Project Deliverables	10%	100%
Mr. McCarthy, Executive Vice President TransUnion Healthcare	Further Adjusted Corporate EBITDA	20%	146%
	Further Adjusted Healthcare EBITDA	25%	200%
	Further Adjusted Healthcare Revenue	20%	156%
	Growth Strategy Initiatives	25%	100%
	New Product Growth	5%	100%
	Acquisition Integration	5%	200%
Mr. Danaher, Executive Vice President Consumer Interactive	Further Adjusted Corporate EBITDA	20%	146%
	Further Adjusted Consumer Interactive EBITDA	25%	200%
	Further Adjusted Consumer Interactive Revenue	20%	200%
	Growth Strategy Initiatives	25%	200%
	Major Project Deliverables	10%	200%

Based upon the weightings above, each named executive officer had the ability to achieve 100% of his target bonus if target performance was achieved. However, a named executive officer’s actual bonus payout increased or decreased based on individual performance, and Company and specific business financial performance. The maximum bonus payout was 200% of target bonus and no bonus was payable if threshold performance was not met.

The following tables represent what the payout, as a percentage of target, would be if our financial performance was achieved at threshold, target, or maximum levels for two objectives: Further Adjusted Corporate EBITDA and Further Adjusted Corporate Revenue. No payout would result if performance was below threshold levels. The tables include the dollar amount that was required for achievement at each level in 2014.

Further Adjusted Corporate EBITDA (dollars in millions)

Threshold			Target			Maximum
Further Adjusted Corporate EBITDA	Performance Against Target	Payout	Further Adjusted Corporate EBITDA	Performance Against Target	Payout	Further Adjusted Corporate EBITDA	Performance Against Target	Payout
$ 426.6	96.5%	12.5%	$442.0	100%	100%	$464.1	105%	200%

Further Adjusted Corporate Revenue (dollars in millions)

Threshold			Target			Maximum
Further Adjusted Corporate Revenue	Performance Against Target	Payout	Further Adjusted Corporate Revenue	Performance Against Target	Payout	Further Adjusted Corporate Revenue	Performance Against Target	Payout
$1,306.6	97.5%	50%	$1,340.1	100%	100%	$1,373.6	102.5%	200%

The Compensation Committee’s intent with establishing both the financial and non-financial goals and target percentages is to provide a comparable level of difficulty in achieving the goals and receiving annual incentive awards for each named executive officer annually. However, payment of annual incentives will vary from year to year and may or may not be consistent with historical payment trends.

Twelve Months Ended December 31, 2014 Company Performance

For the year ended December 31, 2014, TransUnion reported Further Adjusted Corporate EBITDA, as defined in the “Objectives, weighting and potential payouts” table included above under the description of our 2014 Annual Bonus Plan, of $452.4 million on Further Adjusted Corporate Revenue, as defined in the “Objectives, weighting and potential payouts” table, of $1,322.4 million compared with Further Adjusted Corporate EBITDA of $418.3 million on Further Adjusted Corporate Revenue of $1,202.6 million for the year ended December 31, 2013, an increase of 8.2% in Further Adjusted Corporate EBITDA and 10.0% in Further Adjusted Corporate Revenue. While we achieved our EBITDA target, and despite Further Adjusted Corporate Revenue growth of 10.0%, we did not achieve our revenue target in 2014 as set by the Compensation Committee. However, Further Adjusted Corporate Revenue was achieved at a level above the threshold level of performance.

U.S. Information Services (“USIS”) reported Further Adjusted USIS EBITDA, as defined in the “Objectives, weighting and potential payouts” table included above under the description of our 2014 Annual Bonus Plan, of $347.9 million on $740.1 million of Further Adjusted USIS Revenue, the Healthcare business reported Further Adjusted Healthcare EBITDA, as defined in the “Objectives, weighting and potential payouts” table included above of $37.6 million on $81.0 million of Further Adjusted Healthcare

Revenue and the Consumer Interactive business reported Further Adjusted Consumer Interactive EBITDA, as defined in the “Objectives, weighting and potential payouts” table included above of $90.3 million on $230.6 million of Further Adjusted Consumer Interactive Revenue.

As a result of this financial performance and achievement of non-financial corporate objectives, our named executives achieved annual cash incentives of 96% to 189% of their target opportunities.

Actual Payout Under 2014 Annual Bonus Plan

At the end of the performance period, Mr. Peck evaluated each of the named executive officers in conjunction with the individual’s own self-evaluation. Based on Mr. Peck’s evaluation, with input from others including the named executive officer, Mr. Peck rated the executive’s individual objectives against the executive’s performance goals. Based on this assessment, Mr. Peck recommended to the Compensation Committee a performance evaluation rating, as a percentage of total qualified goal bonus opportunity, for each executive. Additionally, the Compensation Committee reviewed Mr. Peck’s performance and determined a level of performance against his qualitative performance goals.

Taking into account the financial performance results and Mr. Peck’s evaluation and recommendation, the Compensation Committee met in February 2015 to set and approve annual bonus payments to each of the named executive officers and evaluate Mr. Peck’s 2014 performance. In February 2015, the Compensation Committee approved annual bonus payments to the named executive officers ranging from 96% to 189% of the named executive officers’ target opportunity based upon 2014 performance. The annual bonus payments were paid in February 2015. The payouts are also reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

All of our named executive officers had financial goals related to our overall consolidated Further Adjusted Corporate EBITDA. The following describes the additional goals and performance results for each of our NEOs.

Mr. Peck’s annual incentive payout was $1,060,200, or 118% of his target award. Mr. Peck received a bonus based upon Further Adjusted Corporate EBITDA, Further Adjusted Corporate Revenue and delivering EBITDA growth strategy plans for 2015 and 2016, which he was deemed to have attained the target for that goal.

Mr. Hamood’s annual incentive payout was $530,100, or 118% of his target award. Mr. Hamood had financial goals related to our overall consolidated Further Adjusted Corporate EBITDA, Further Adjusted Corporate Revenue performance and delivering EBITDA growth in line with our strategic plans for 2015 and 2016. Embedded in our 2015 and 2016 plans were Growth Strategy Initiatives related to executing on key M&A deals, and the closure of one call center and migration of responsibilities to another. Mr. Hamood was deemed to have met these goals by successfully delivering a growth strategy plan with business cases and monitoring processes and was paid at 100% of the target payout. In addition, the CEO recommended, and the Compensation Committee approved, a $50,000 discretionary bonus for Mr. Hamood based upon his contributions throughout the year on various initiatives, which was paid with the bonus payment in February 2015.

Mr. Cartwright’s annual incentive payout was $669,375, or 96% of his target award. Mr. Cartwright had additional financial goals related to Further Adjusted USIS EBITDA and Further Adjusted USIS Revenue. The threshold for the Further Adjusted USIS EBITDA target was exceeded and as a result, he achieved 82.5% of the targeted payout for this goal. Mr. Cartwright also exceeded the threshold target for Further Adjusted USIS Revenue and therefore received 54% of the targeted payout for this goal. It was also determined that Mr. Cartwright achieved the Growth Strategy Initiatives set for USIS and therefore that goal was paid at 100%. In addition, Mr. Cartwright achieved his goal of successfully integrating an acquisition and delivering upon a goal related to human capital. For those efforts, he was paid at target for Major Project Deliverables.

Mr. McCarthy’s annual incentive payout was $240,640, or 150% of his target award, which was pro-rated based upon his employment date. Mr. McCarthy had additional financial goals related to Further Adjusted Healthcare EBITDA and Further Adjusted Healthcare Revenue. The threshold Further Adjusted Healthcare EBITDA target was exceeded and as a result, Mr. McCarthy achieved 200% of the targeted payout for this goal. The threshold target was also exceeded for Further Adjusted Healthcare Revenue and therefore Mr. McCarthy received 156% of the targeted payout for this goal. It was determined that Mr. McCarthy achieved the Growth Strategy and New Product Growth targets, and therefore was paid at target for these goals. Mr. McCarthy exceeded his goal of successfully integrating an acquisition and delivering on its business case. For those efforts, he was paid the maximum for that goal.

Mr. Danaher’s annual incentive payout was $496,650, or 189% of his target award. Mr. Danaher had additional financial goals related to Further Adjusted Consumer Interactive EBITDA and Further Adjusted Consumer Interactive Revenue. The threshold for the Further Adjusted Consumer Interactive EBITDA target was exceeded and as a result, he achieved 200% of the targeted payout for this goal. Mr. Danaher also exceeded the target for Further Adjusted Consumer Interactive Revenue and therefore received 200% of the targeted payout for this goal. It was also determined that Mr. Danaher exceeded the Growth Strategy Initiatives set for Consumer Interactive and therefore that goal was paid at 200%. In addition, Mr. Danaher exceeded his goal of implementing new approaches to improve direct-to-consumer growth and upgrading key talent. For those efforts, he was paid at maximum for these goals.

Long-Term Equity Plan

Stock Option Grants

Stock options align the interests of our named executive officers with those of stockholders because the options only have value if the price of our stock increases after the options are granted. In general, we have granted stock options to the NEOs with the intention of providing equity compensation for approximately a five-year period of time.

In connection with the 2012 Change in Control Transaction, on August 1, 2012, Mr. Hamood and Mr. Danaher received a stock option grant. Messrs. Peck, Cartwright and McCarthy received their respective grants upon joining us. These grants were the results of negotiations between management, GS and Advent (in connection with the 2012 Change in Control Transaction), or as negotiated at time of hire and approved by the Compensation Committee, and are designed to reward executives for increasing shareholder and stakeholder value, by providing them an incentive to keep focused on our long-term value. Mr. McCarthy received a grant in 2014, in connection with his employment with TransUnion, and Mr. Danaher received a grant to align him with our comparators. Beyond these two individuals, no other NEO received a grant in 2014.

Forty percent (40%) of each option grant to an NEO is subject to time-based vesting and shall vest as follows: twenty percent (20%) shall vest on the later of the first anniversary date of the 2012 Change in Control Transaction or on the first anniversary of the NEO’s hire date. Thereafter, five percent (5%) shall vest on the last day of each subsequent full calendar quarter until all the time-vested options have vested. For Mr. Hamood’s and Mr. Danaher’s 2012 grants, the first anniversary was April 30, 2013. For Messrs. Peck, Cartwright and McCarthy, the first anniversary was or will be December 31, 2013, August 19, 2014 and July 1, 2015, respectively. For Mr. Danaher’s 2014 grant, the first anniversary was April 15, 2015. The remaining sixty percent (60%) of the options are subject to performance-based vesting. The options will vest according to the time vesting schedule set forth above and upon the attainment of performance criteria as defined in the Stock Option Agreement.

For Messrs. Peck, Hamood and Danaher, the option exercise price equals the per share price in the 2012 Change in Control Transaction, as adjusted for a November 1, 2012 dividend payment to stockholders, which the Board determined to be fair market value. Mr. Cartwright’s, Mr. McCarthy’s and Mr. Danaher’s (his 2014 grant) exercise price was equal to the fair market value of the Company’s common stock as of the date of their respective grants. All options granted to our NEOs’ expire ten years from the date of the grant.

Management’s Stock Ownership Requirements

In connection with the 2012 Change in Control Transaction, any named executive officer (who was employed by us at the time of the transaction) was required by GS and Advent to roll over a portion of their option proceeds and common stock holdings, which would otherwise have been cashed out, into shares of TransUnion common stock. Mr. Hamood rolled-over a value equal to approximately 30% of his after-tax proceeds received in the 2012 Change in Control Transaction. As a component of Mr. Peck’s employment agreement, Mr. Peck purchased $1.325 million of common stock in TransUnion on December 31, 2012 and an additional $0.175 million on March 26, 2013. In addition, as a component of Mr. Cartwright’s employment offer, Mr. Cartwright purchased $1.0 million of common stock in TransUnion. This required equity rollover and the stock purchases were intended to further align management with stockholder and other stakeholder interests.

Executive Benefits and Perquisites

The named executive officers do not receive any additional benefits or perquisites beyond what is provided on a broad basis, other than the opportunity to participate in a self-directed deferred compensation program designed to defer currently earned compensation to enhance payments made to the executive upon their retirement or termination from the Company. Providing any other additional benefits or perquisites would not support our compensation philosophy.

Retirement Plan

We maintain a broad-based 401(k) savings and retirement plan (the “401(k) Plan”) in which all associates, including the named executive officers, may participate. The Internal Revenue Code of 1986, as amended (the “Code”) places certain limits on the amount of contributions that may be made by and on behalf of the named executive officers to the 401(k) Plan. To extend the named executive officers’ retirement benefit beyond the contribution limits set under the Code, we created the Nonqualified Retirement and 401(k) Supplemental Plan (the “Supplemental Plan”). Under the Supplemental Plan, each named executive officer may defer all or some portion of their cash compensation that the executive officer was not otherwise permitted to defer under the 401(k) Plan to provide additional retirement savings. We make a matching contribution to the Supplemental Plan consistent with our 401(k) matching contributions. Additionally, similar to the 401(k) Plan, the Compensation Committee may authorize us to make a discretionary contribution on behalf of the named executive officers to the Supplemental Plan at the end of the year.

Employment Agreement with Mr. Peck

Mr. Peck entered into an employment agreement with the Company which reflected his agreement to become CEO effective as of December 31, 2012. The initial term of the agreement expires on December 31, 2015, but will continue to renew automatically for twelve-month intervals, unless either party to the agreement provides notice of non-renewal at least 180 days before the day that would be the last day of the agreement.

Mr. Peck’s agreement provides a minimum base salary, the eligibility to participate in our annual incentive plan for executive officers, a sign-on bonus and payment for expenses associated with his relocation. In addition, the agreement provides for severance provisions, which are identical to those provided to the other named executive officers. The severance provisions are discussed under “2014 Compensation—Severance and Change-in-Control Compensation.”

The agreement includes confidentiality and nonsolicitation provisions intended to protect our interests. The specifics of the compensation provided under Mr. Peck’s employment agreement are detailed in the narrative accompanying “—Executive Compensation—Payments Upon Termination or Change-in-Control—2014.”

Severance and Change-in-Control Compensation

In connection with the 2012 Change in Control Transaction or upon employment, and as required by and negotiated with our owners, select named executive officers, other than Mr. Peck, continued or entered into a Severance and Restrictive Covenant Agreement (the “Severance Agreement”). These Severance Agreements are designed to maximize retention of the named executive officers. The terms of the Severance Agreements are summarized under “—Executive Compensation—Payments Upon Termination or Change-in-Control—2014” and the accompanying narrative.

Federal Income Tax Considerations

We have not been subject to the federal income tax provisions of Code Section 162(m). Therefore, we have not made compensation decisions based on the deductibility limitations of the compensation under this section of the Code. Although the Compensation Committee will strive to have all compensation be deemed deductible, deductibility does not drive the compensation decisions for our executive team.

Risk Assessment in Compensation Programs

We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through appropriate risk taking. The following elements have been incorporated in our programs available for our named executive officers:

•	A Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of salary, annual cash incentives and long-term equity awards, representing a mix that is not overly weighted toward short-term cash incentives.

•	Multiple Performance Factors—Our incentive compensation plans use both company-wide metrics and individual performance, which encourage focus on the achievement of objectives for the overall benefit of the company:

•	The annual cash incentive is dependent on multiple performance metrics including Further Adjusted Corporate EBITDA and Further Adjusted Corporate Revenue, as well as individual goals related to specific strategic or operational objectives.

•	The option grants vest over a five-year period of time, complementing our annual cash based incentives.

•	Capped Incentive Awards—Annual incentive awards are capped at 200% of target.

•	Stock Ownership—Each named executive officer employed by us prior to 2014 has purchased a significant amount of our common stock in connection with their status as a senior executive officer of the Company. We believe this ownership aligns the interests of our executive officers with the long-term interests of stockholders and other stakeholders.

Based on these factors, the Compensation Committee, in consultation with management and Meridian, concluded that our compensation programs are appropriate for our industry and do not create risks that are reasonably likely to have a material adverse effect on TransUnion.

Compensation Committee Report

The Compensation Committee of the Board of Directors of TransUnion has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Prospectus.

Steven Tadler, Chairperson

Sumit Rajpal, Committee Member

Andrew Prozes, Committee Member

Executive Compensation

Summary Compensation Table—2014

The following table presents information regarding the annual compensation for services to us, in all capacities, of our named executive officers. The amounts in the “Stock Awards” and “Option Awards” and “Non-Equity Incentive Plan Compensation” columns are further explained in the narrative following “—Grants of Plan-Based Awards—2014.”

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
James M. Peck(5)	2014	900,000	—	—	—	1,060,200	—	221,995	2,182,195
President & CEO	2013	865,385	2,100,000	—	—	900,000	—	81,998	3,947,383
	2012	—	2,100,000	—	5,455,415	—	—	—	7,555,415

Samuel A. Hamood(6)	2014	494,231	50,000	—	—	530,100	—	77,705	1,152,036
Executive Vice	2013	470,000	—	—	—	352,500	—	77,726	900,226
President & Chief Financial Officer	2012	466,154	—	—	1,554,328	687,375	—	69,744	2,777,601

Christopher A. Cartwright(7)	2014	700,000	—	—	—	669,375	—	1,190,804	2,560,179
Executive Vice President, U.S. Information Services	2013	228,846	2,231,408	—	3,168,720	209,344	—	26,381	5,864,699

Gerald M. McCarthy, Jr.(8)	2014	194,519	—	—	1,719,549	240,640	—	135	2,155,216
Executive Vice President, Healthcare

John T. Danaher	2014	342,281	—	—	380,188	496,650	—	18,752	1,237,871
Executive Vice President, Consumer Interactive	2013	307,293	—	—	—	176,806	—	18,210	502,309
	2012	286,870	—	—	477,033	237,322	—	17,860	1,019,085

(1)	The amounts shown in this column represent annual base salary. These amounts are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.

(2)	The amounts shown in this column represent the aggregate grant date “fair value” of option awards granted to the NEO during 2014 and, where applicable, the incremental “fair value” of the subsequent modification computed in accordance with (ASC) Topic 718, Compensation—Stock Compensation. Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following the “—Grants of Plan-Based Awards” table below.
(3)	The amounts shown in this column represent amounts paid under the Annual Incentive Plan for the year shown and are paid at the beginning of the following year. Amounts shown are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.
(4)	Information regarding the amounts shown in this column can be found in the “Detailed Analysis of ‘All Other Compensation’ Column” table and accompanying narrative to that table.
(5)	Mr. Peck joined us on December 31, 2012 and therefore received no base salary for 2012. Per his employment agreement, Mr. Peck was paid a base salary of $900,000 in both 2013 and 2014, but due to his start date and the timing of payroll processing cycles, the actual amount he received was $34,615 less in 2013 than in 2014.
(6)	In addition to Mr. Hamood’s Annual Incentive Plan payout, he was paid a discretionary bonus based upon his contributions throughout the year.
(7)	Mr. Cartwright joined us on August 19, 2013 and thus his annual base salary of $700,000 was prorated based upon his start date.
(8)	Mr. McCarthy joined us on July 1, 2014 and thus his annual base salary of $425,000 was prorated based upon his start date.

Detailed Analysis of “All Other Compensation” Column

Name	Company Match & Retirement Contribution to Qualified 401(k) Savings Plan(1) ($)	Company Match & Retirement Contribution to Non-Qualified Retirement Plan(2) ($)	Group Term Life Imputed Income(3) ($)	Payment & gross-up on Medicare Tax related to contributions into Non- Qualified Retirement Plan(4) ($)	Company Contributions to Charitable Matching Program(5) ($)	Company Reimbursed Relocation Expenses(6) ($)	Total ($)
James M. Peck	18,200	42,730	552	1,713	—	158,800	221,995
Samuel A. Hamood	18,200	56,582	360	938	1,625	—	77,705
Christopher A. Cartwright	18,200	66,158	360	1,975	—	1,104,111	1,190,804
Gerald M. McCarthy, Jr.	—	—	135	—	—	—	135
John T. Danaher	18,200	—	552	—	—	—	18,752

(1)	For 2014, we matched 100% of the first 3% and 50% of the next 2% percent of recognizable compensation (subject to the 2014 Internal Revenue Code limit of $260,000) contributed on a pre-tax basis to the tax-qualified TransUnion 401(k) & Savings Plan. Additionally, in 2014, we made a discretionary 3% retirement contribution of recognizable 2013 compensation, as shown above, to the TransUnion 401(k) & Savings Plan.
(2)	For recognized compensation above the Internal Revenue Code limit of $260,000, we matched 100% of the first 3% and 50% of the next 2% contributed on a pre-tax basis to the TransUnion Retirement and 401(k) Supplemental Plan. Additionally, in 2014 for the 2013 plan year, we made a discretionary 3% retirement contribution of recognizable compensation to the TransUnion Retirement and 401(k) Supplemental Plan.
(3)

We provide life insurance to all full time employees in an amount equal to their annual salary, up to a maximum of $250,000. Internal Revenue Code Section 79 provides an exclusion for the first $50,000 of group-term life insurance coverage provided under a policy carried directly or indirectly by an employer. The table notes the imputed cost of coverage in excess of $50,000, which is based on the named executive officer’s age and coverage they receive.
(4)	Executive contributions made into the non-qualified deferred compensation plan are subject to Medicare tax at a rate of 1.45% (2.35% with the Medicare surcharge). We provide this payment on behalf of the NEO and since the amount paid on behalf of the NEO is taxable to the executive, we “gross up” that payment to cover the tax.
(5)	We provide a dollar for dollar match on all recognized charitable contributions made by all employees, up to a maximum match of $2,000 per calendar year.
(6)	The Company reimbursed Mr. Peck and Mr. Cartwright for all qualified expenses associated with their respective relocations. In addition, the Company provides a tax gross-up on all reimbursed relocation expenses that otherwise would be taxable to the employee.

Grants of Plan-Based Awards—2014

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Grant Date	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
	Threshold ($)	Target ($)	Maximum ($)
James M. Peck	281,250	900,000	1,800,000
Samuel A. Hamood	140,625	450,000	900,000
Christopher Cartwright	231,875	700,000	1,400,000
Gerald M. McCarthy, Jr.(4)	53,000	160,000	320,000	7/1/2014	186,300	17.40	1,719,549
John T. Danaher	86,953	262,500	525,000	4/15/2014	64,790	11.42	380,188

(1)	Reflects payment opportunities for the twelve months ended December 31, 2014 under the Annual Bonus Plan described above under “2014 Annual Bonus Plan.” The Annual Bonus Plan is an annual cash incentive opportunity. The threshold amount is the lowest payment opportunity reflecting the lowest level of performance described by the plan (12.5% of target payout opportunity for any corporate or business Further Adjusted EBITDA measure, 50% of target payout opportunity for any corporate or business Further Adjusted Revenue measure and 50% of target payout opportunity for an individual performance measure). The target amount reflects a 100% payout of target opportunity if both Company and individual performance are at target levels. The maximum reflects 200% payout of target opportunity, payable only upon maximum achievement of all payout components, both financial and individual goals. These amounts are based on the individual’s current salary and position (prorated for employment date). There is no minimum payment. EBITDA, as Further Adjusted for bonus plan purposes, was $452.4 million for 2014, resulting in a payout of 146% of target performance since the actual results exceeded targeted performance. Our Further Adjusted Revenue was approximately 98.7% of 2014’s plan, which resulted in a payout of 74% of target performance.
(2)	Reflects nonqualified stock options granted during 2014 under the TransUnion Holding Company, Inc. 2012 Management Equity Plan. The size of the equity award granted to Mr. McCarthy was negotiated as a component of his employment offer. The award to Mr. McCarthy was based on external market data and his overall compensation opportunity prior to joining us. The grant to Mr. Danaher was to align him more favorably to our comparator group when added to the grant he received in 2012. The Compensation committee approved the awards, as well as Mr. McCarthy’s base salary and target bonus, as a component of his employment offer. The vesting provisions of each award have been described above in the Long Term Equity Plan—Stock Option Grants.
(3)	The amounts shown in this column represent the aggregate grant date “fair value” of option awards granted to the NEO during 2014. For assumptions used in determining these values, see note 15 to our consolidated financial statements included elsewhere in this prospectus.

(4)	The non-equity incentive plan award was prorated based upon Mr. McCarthy’s start date with the Company of July 1, 2014.

Outstanding Equity Awards at Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
James M. Peck	221,878	1,164,857		$6.65	12/31/2022
Samuel A. Hamood	60,292	241,168		$6.65	8/1/2022
Christopher A. Cartwright	54,000	486,000		$11.42	8/27/2023
Gerald M. McCarthy, Jr.	—	186,300		$17.40	7/1/2024
John T. Danaher	18,504	74,016		$6.65	8/1/2022
	—	64,790		$11.42	4/15/2024

(1)	Forty percent (40%) of the options are time vested options and shall vest as follows: twenty percent (20%) shall generally vest on the later of the first anniversary of the award date, or on the first anniversary of the NEO’s hire date. Thereafter, five percent (5%) shall vest on the last day of each subsequent full calendar quarter until all the time vested options have vested. For Mr. Hamood’s and Mr. Danaher’s 2012 awards, the first anniversary was April 30, 2013. For Messrs. Peck, Cartwright and McCarthy, the first anniversary was or will be December 31, 2013, August 19, 2014 and July 1, 2015, respectively. For Mr. Danaher’s 2014 award, the first anniversary was April 15, 2015. The remaining sixty percent (60%) of the options are performance based options and will vest according to the time vesting schedule set forth above and upon attainment of performance criteria as defined in the Stock Option Agreement.
(2)	For Messrs. Peck, Hamood and Danaher, the option exercise price equals the per share price in the 2012 Change in Control transaction, as adjusted for a November 1, 2012, dividend payment to stockholders, which the Board determined to be fair market value. Mr. Cartwright’s, Mr. McCarthy’s grant exercise price was equal to the fair market value of the Company’s common stock as of the date of their respective grants, as was Mr. Danaher’s 2014 award.

Options Exercised and Stock Vested

The following table sets forth information regarding the exercise of any time-based vested options by payment made to the named executive officers during 2014. However, no options were exercised by the NEOs during the twelve months ended December 31, 2014.

	Option Awards		Stock Awards
Name	Number of Shares Converted (#)	Value Realized On Conversion(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James M. Peck	—	—	—	—
Samuel A. Hamood	—	—	—	—
Christopher Cartwright	—	—	—	—
Gerald M. McCarthy, Jr.	—	—	—	—
John T. Danaher	—	—	—	—

(1)	Represents the difference between the exercise price of the stock options and the fair market value at time of exercise.

Nonqualified Deferred Compensation

Name	Executive Contributions in 2014(1)	Registrant Contributions in 2014(2)	Aggregate Earnings in 2014(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2014
James M. Peck	$88,269	$42,730	$6,946	$—	$168,465
Samuel A. Hamood	33,375	56,582	33,627	—	596,988
Christopher A. Cartwright	219,488	66,158	10,253	—	295,899
Gerald M. McCarthy, Jr.	—	—	—	—	—
John T. Danaher	—	—	—	—	—

(1)	Includes amounts reflected under “Salary” and “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above for 2014.
(2)	Amounts included in this column are reflected under “All Other Compensation” in the Summary Compensation Table for 2014.
(3)	Amounts included in this column do not constitute above-market or preferential earnings and accordingly such amounts are not reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table for 2014. Each NEO self-directs the investment of their non-qualified deferred compensation plan account balance into one or more of the available investment funds. Consequently, the value of an NEO’s plan account balance may go up or down based on the performance of the selected investment funds.

Deferred Compensation Plan

This nonqualified plan is a tax deferred compensation program for a limited number of executives, including the named executive officers, and provides a favorable tax vehicle for deferring cash compensation (base salary and annual incentive payments). Pursuant to the plan, the NEO is able to defer up to 100% of cash compensation received. Amounts deferred are self-directed into one or more of the available investment funds and are credited with gains or losses of the various funds selected by the participant. The plan does not offer any above-market rate of return to the NEO. Upon termination of employment, amounts deferred are paid, at the participant’s option, either in a lump sum or in annual installments over a period of either 5 or 10 years. Executives are not permitted to take loans from the account. We contribute a match equal to 100% of the first 3% and 50% on the next 2% of the executive’s contributions. Additionally, in 2014, the Compensation Committee approved a discretionary retirement contribution of an additional 3% of qualified 2013 earnings. Assets in this plan are held in a rabbi trust.

Payments upon Termination and Change-in-Control—2014

The following charts illustrate benefits that the named executive officers would receive upon the occurrence of certain separation scenarios, which are assumed to occur on December 31, 2014. No special payments are made upon resignation or retirement, and the named executive officers are not entitled to increased severance payments in the event they are terminated in connection with a change of control. In addition, we do not provide for any gross-up provision on severance payments. Descriptions of the provisions that govern these benefits are set forth following the charts.

Separation(1)

James M. Peck(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	2,700,000			2,700,000
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,172			26,172
Life Insurance Payout(5)		250,000
Disability Payments(6)			1,920,000

Total	2,761,172	250,000	1,920,000	2,761,172

(1)	The table excludes (a) any amounts accrued through December 31, 2014, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2014, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	If Mr. Peck is terminated without Cause or he resigns for Good Reason (both defined in the Peck Employment Agreement), he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the target bonus under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	If Mr. Peck is terminated without Cause or he resigns for Good Reason (both defined in the Peck Employment Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months. This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2015 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers, that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2014 (a) assuming full disability at December 31, 2014 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Samuel A. Hamood(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,449,450			1,449,450
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,542			26,542
Life Insurance Payout(5)		250,000
Disability Payments(6)			2,652,000

Total	1,510,992	250,000	2,652,000	1,510,992

(1)	The table excludes (a) any amounts accrued through December 31, 2014, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2014, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. Hamood entered into a Severance and Restrictive Covenant Agreement on June 15, 2010 (the “Hamood Severance Agreement”), which was assumed by the new ownership on April 30, 2012. If Mr. Hamood is terminated without Cause or he resigns for Good Reason (both defined in the Hamood Severance Agreement), he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	If Mr. Hamood is terminated without Cause or he resigns for Good Reason (both defined in the Hamood Severance Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months. This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2015 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers, that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2014 (a) assuming full disability at December 31, 2014 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Christopher A. Cartwright(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,709,039			1,709,039
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,542			26,542
Life Insurance Payout(5)		250,000
Disability Payments(6)			2,232,000

Total	1,770,581	250,000	2,232,000	1,770,581

(1)	The table excludes (a) any amounts accrued through December 31, 2014, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2014, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)

Mr. Cartwright entered into a Severance and Restrictive Covenant Agreement on August 19, 2013 (the “Cartwright Severance Agreement”). If Mr. Cartwright is terminated without Cause or he resigns for Good Reason (both defined in the Cartwright Severance Agreement), he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	If Mr. Cartwright is terminated without Cause or he resigns for Good Reason (both defined in the Cartwright Severance Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months. This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2015 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers, that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2014, (a) assuming full disability at December 31, 2014, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Gerald M. McCarthy, Jr.(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	998,460			998,460
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,542			26,542
Life Insurance Payout(5)		250,000
Disability Payments(6)			2,796,000

Total	1,060,002	250,000	2,796,000	1,060,002

(1)	The table excludes (a) any amounts accrued through December 31, 2014, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2014, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. McCarthy entered into a Severance and Restrictive Covenant Agreement on March 23, 2015 (the “McCarthy Severance Agreement”). If Mr. McCarthy is terminated without Cause or he resigns for Good Reason (both defined in the McCarthy Severance Agreement), he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan, or if covered termination occurs prior to two years of actual bonuses, an amount equal to the prior year’s bonus. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	If Mr. McCarthy is terminated without Cause or he resigns for Good Reason, he receives a lump sum amount equal to COBRA premiums for 18 months. This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2015 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers, that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2014, (a) assuming full disability at December 31, 2014, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

John T. Danaher(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,105,092			1,105,092
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,542			26,542
Life Insurance Payout(5)		250,000
Disability Payments(6)			2,088,000

Total	1,166,634	250,000	2,088,000	1,166,634

(1)	The table excludes (a) any amounts accrued through December 31, 2014, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2014, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. Danaher entered into a Severance and Restrictive Covenant Agreement on March 23, 2015 (the “Danaher Severance Agreement”). If Mr. Danaher is terminated without Cause or he resigns for Good Reason (both defined in the Danaher Severance Agreement), he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	If Mr. Danaher is terminated without Cause or he resigns for Good Reason, he receives a lump sum amount equal to COBRA premiums for 18 months. This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2015 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers, that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2014, (a) assuming full disability at December 31, 2014, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Compensation Arrangements to be Adopted In Connection with This Offering

2015 Omnibus Incentive Plan

In connection with this offering, our board of directors expects to adopt, and our stockholders expect to approve, the 2015 Omnibus Incentive Plan prior to the completion of the offering.

Purpose

The purpose of the 2015 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby current or prospective directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The 2015 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the board of directors (as applicable, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2015 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2015 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2015 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2015 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2015 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2015 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2015 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2015 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2015 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the 2015 Omnibus Incentive Plan

The 2015 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2015 Omnibus Incentive Plan is                 . Of this amount, the maximum number of shares for which incentive stock options may be granted is                 ; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is                 ; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is                  (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $                 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $                . Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the 2015 Omnibus Incentive Plan, unless the shares are surrendered after the termination of the 2015 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under the 2015 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under the 2015 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options under the 2015 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2015 Omnibus Incentive Plan; provided that all stock options granted under the 2015 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2015 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (3) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the 2015 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the numbers of shares of common stock covered by the stock appreciation right, less an amount equal to any statutory withholding amounts or taxes required to be withheld. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in tandem with or in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2015 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including without limitation the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards and other Cash-Based Awards

The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), and other awards denominated in cash, including, without limitation, cash bonuses, under the 2015 Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and will be set forth in the 2015 Omnibus Incentive Plan. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards

Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; and (10) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2015 Omnibus Incentive Plan.

Effect of Certain Events on 2015 Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2015 Omnibus Incentive Plan), or (b) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations or other requirements that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (an “adjustment event”) the Committee shall, in respect of any such adjustment event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (i) the share limits applicable under the 2015 Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (ii) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2015 Omnibus Incentive Plan and (iii) the terms of any outstanding award, including, without limitation, (A) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (B) the exercise price or strike price with respect to any award or (C) any applicable performance measures.

In connection with any adjustment event, the committee may, in its discretion, provide for any one or more of the following: (i) providing for (A) a substitution or assumption of awards (which we refer to as “successor awards”), (B) accelerating the exercisability of, lapse of restrictions on, or termination of, awards or (C) providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

In the event of (a) any sale, transfer, disposition, or other transaction which results in an award holder ceasing to provide services to us or any of our affiliates, or (b) a change in control, unless otherwise provided for under the terms of an award granted under the 2015 Omnibus Incentive Plan: (i) any successor awards issued in connection with such transaction will become fully vested and exercisable (to the extent applicable) upon specified qualifying terminations of the award holder’s employment following such transaction; (ii) with respect to any unvested performance-vesting awards, satisfaction of performance criteria will be measured based on actual performance through such event (or if performance levels cannot be measured, such criteria will be deemed to have been satisfied at target levels), and a successor award may be granted in respect of the vested portion of such awards.

Nontransferability of Awards

An award will not be transferable or assignable by a participant (including, without limitation, except as may be prohibited by applicable law, pursuant to a domestic relations order) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue, or terminate the 2015 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the 2015 Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the 2015 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the 2015 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the 2015 Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents shall be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture, Other Detrimental Activity

All awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with any clawback, forfeiture, or other similar policy adopted by the board or committee, and applicable law. In addition, to the extent a participant receives any amount in excess of what the participant should have received under the terms of an award (including by reason of a financial restatement, mistake in calculations, or other administrative error) the committee may require the participant to repay any such excess amount.

If the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, as determined by the Committee in its sole discretion, the committee may cancel any or all of such participant’s outstanding awards, or require the participant to forfeit any gain realized on the vesting or exercise of such award, and must repay any such gain to us.

Summary of 2015 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors (our “board”) intends to adopt, and we expect our stockholders to approve, our 2015 Employee Stock Purchase Plan (the “ESPP”). We believe that allowing our employees to participate in the ESPP provides them with an opportunity to share in our future success by acquiring shares of our common stock.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Authorized shares. A total of                      shares of our common stock will be made available for sale.

Plan administration. Two or more individuals appointed by our board (the “plan administrator”) will administer the ESPP, provided that, notwithstanding such an appointment, our board can take any action that the plan administrator is permitted to exercise pursuant to the ESPP. The plan administrator will have full and plenary authority, subject to the provisions of the ESPP, to (1) promulgate such rules and regulations as it deems necessary for the proper administration of the ESPP, (2) interpret the provisions and supervise the administration of the ESPP, and (3) take all action in connection therewith or in relation thereto as it deems advisable.

Eligibility. Generally, all of our employees are eligible to participate in the ESPP if they are employed by us, or any participating affiliate, and have completed at least six (6) months of service with us or any participating affiliate, except (1) employees who are not employed by us or an affiliate prior to the beginning of an offering period or prior to such other time period specified by the plan administrator, (ii) individuals who provide services to us or an affiliate as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes, and (iii) employees who reside in countries for whom such employees’ participation in the ESPP would result in a violation under any corporate or securities laws of such country of residence.

Offering periods. The ESPP will be intended to qualify under Section 423 of the Code and will generally provide for six (6) month offering periods commencing on the first trading day after each January 1 and July 1, as determined by the plan administrator. The first offering period is expected to commence on January 1, 2016.

Contributions. The ESPP will permit participants to purchase shares of common stock through payroll deductions from eligible compensation in an amount selected by participants. Eligible compensation includes a participant’s base straight-time gross earnings, exclusive of payments for overtime, incentive compensation, commissions, incentive payments, premiums, bonuses, stock or other equity-based compensation, and any other special remuneration to participants during an applicable offering period. Following the start of the offering period, a participant may withdraw from the offering but may not otherwise change his or her level of payroll deduction with respect to such offering. A participant may not make any separate cash payment into his or her ESPP account.

Exercise of purchase right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period. The purchase price of the shares, or the methodology for determination of the purchase price, will be determined by the plan administrator not less than                      days prior to the commencement of any offering period, but will in no event be less than the lesser of eighty-five percent (85%) of the fair market value of our common stock on either of (1) the commencement date of the applicable offering period, or (2) the end date of a given offering period (or, in the event that the plan administrator shortens the applicable offering period in progress, a new purchase date, as applicable). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Change in control. In the event of a change in control, as defined under the ESPP, our board may take any action it deems necessary or desirable with respect to the ESPP, including terminating the ESPP and returning all contributions, establishing a new purchase date to occur prior to the date of the proposed change in control, or providing that each outstanding option will be assumed or substituted by the successor corporation.

Amendment; termination. Our board can terminate the ESPP at any time and for any reason. The ESPP will also terminate by its own terms upon the earlier of (1) the issuance of all of the shares of our stock available for issuance under the ESPP, or (2) the tenth (10th) anniversary of the ESPP’s approval by our board.

Director Compensation

The following tables and narrative footnotes discuss the compensation earned by our directors who are not employed by TransUnion, either of the Sponsors or any of the Sponsors’ respective affiliates (each, an “unaffiliated director”). Messrs. Egan, Mullin, Klemann, Rajpal and Tadler will not be considered unaffiliated directors because of their relationships with our Sponsors, which hold significant interests in TransUnion, and, accordingly, received no compensation for their service on the Board of Directors in 2014. See “Management—Board of Directors.” Mr. Peck is not included in the table below because, as President and Chief Executive Officer, disclosure in respect of his compensation is presented in the Summary Compensation Table. Mr. Peck does not receive any additional compensation for his service on the Board of Directors.

In 2014, annualized compensation rates for the unaffiliated directors related to service on our Board of Directors and Committees were as follows:

Board of Directors
Annual Retainer	$85,000
Audit and Compliance Committee
Audit and Compliance Committee Chair	$10,000
Audit and Compliance Committee Member	$—
Compensation Committee
Compensation Committee Chair	$5,000
Compensation Committee Member	$—

In addition, our unaffiliated directors receive stock options pursuant to the 2012 Management Equity Plan, which vest pro rata over a five-year period (or such shorter term as may be set by the Compensation Committee) and have such other terms and conditions as the Compensation Committee may specify.

Total compensation paid to our unaffiliated directors in 2014 is shown in the table below. Annual retainer amounts are prorated based on dates of service for newly-appointed unaffiliated directors.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
George M. Awad(1)	$106,250	$—	$—	$—	$—	$—	$106,250
Siddharth N. (Bobby) Mehta(2)	85,000	—	—	—	—	150,000	235,000
Andrew Prozes(3)	85,000	—	201,192	—	—	—	286,192

(1)	Mr. Awad was appointed to the Board of Directors on November 11, 2013. Fees paid in cash in 2014 include $21,250 earned in 2013.
(2)	In connection with his resignation as President and Chief Executive Officer of the Company, Mr. Mehta, a director of the Company, entered into a Consulting Agreement with TransUnion pursuant to which Mr. Mehta provides advice and consultation to assist Mr. Peck in the transition of duties as Chief Executive Officer and to Mr. Peck and the Board of Directors with respect to the Company’s strategic operating plan and strategic opportunities or transactions considered by the Company from time to time. Pursuant to the terms of the agreement, Mr. Mehta receives a consulting services fee of $150,000 on or before January 10 of each year during the term of the agreement. Either party may terminate the agreement by providing notice of non-renewal at least sixty (60) days prior to the end of the then-current term.
(3)	Mr. Prozes was appointed to the Board of Directors on January 28, 2014. Mr. Prozes received 32,398 stock options during 2014 with an aggregate grant date fair value of $201,192. All of the options were outstanding at December 31, 2014.

Business Expenses

Our directors are reimbursed for their business expenses related to their attendance at our meetings, including room, meals and transportation to and from Board and committee meetings. On rare occasions, a director’s spouse may accompany a director when traveling on TransUnion business.

Director and Officer Liability (or D&O) Insurance

D&O insurance insures our individual directors and officers against certain losses that they are legally required to bear as a result of their actions while performing duties on our behalf. Our D&O insurance policy does not break out the premium for directors versus officers and, therefore, a dollar amount cannot be assigned to the coverage provided for individual directors.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of our common stock as of March 31, 2015, by (1) each individual or entity known by us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each member or nominee of our board of directors, (3) each of our named executive officers and (4) all of the members of our board of directors and our executive officers as a group. The information presented in the below and the accompanying footnotes do not reflect the             -for-one stock split to be completed prior to this offering. We had 111,000,786 shares of our common stock outstanding as of March 31, 2015, which were owned by 101 holders of record.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 111,000,786 shares of our common stock beneficially outstanding as of March 31, 2015 and                     outstanding following this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o TransUnion, 555 West Adams Street, Chicago, Illinois, 60661.

	Common Stock Beneficially Owned Prior to this Offering		Common Stock Beneficially Owned After this Offering
			Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full(1)
Name of Beneficial Owner	Number	%	Number	%	Number	%
Investment funds affiliated with Advent International Corporation(2)	54,280,076	48.9%
Investment funds affiliated with The Goldman Sachs Group, Inc.(3)	54,280,076	48.9%
George M. Awad	40,498	*
Christopher Egan(4)	—	—
Gilbert H. Klemann(3)(5)	54,280,076	48.9%
Siddharth N. (Bobby) Mehta(6)	315,556	*
Leo F. Mullin(7)	39,193	*
Andrew Prozes	50,262	*
Sumit Rajpal(3)(8)	54,280,076	48.9%
Steven M. Tadler(9)	—	—
James M. Peck(10)	574,388	*
Samuel A. Hamood(11)	196,970	*
Christopher A. Cartwright(12)	203,395	*
Gerald M. McCarthy, Jr.(13)	11,494	*
John T. Danaher(14)	33,135	*
David M. Neenan(15)	318,124	*
John W. Blenke(16)	104,513	*
All Directors and Executive Officers as a Group (15 persons)	1,887,528	1.7%

*	Less than 1%.
(1)	The underwriters have the option to purchase up to an additional shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.
(2)

The funds managed by Advent International Corporation own 100% of Advent TransUnion Acquisition Limited Partnership, which in turn owns 49.4% of TransUnion Intermediate, for a 49.4% indirect ownership for the funds managed by Advent International Corporation. This 49.4% indirect ownership consists of 23,925,541.40 shares indirectly owned by Advent International GPE VI Limited Partnership, 15,333,825.79 shares indirectly owned by Advent International GPE VI-A Limited Partnership, 1,209,566.02 shares indirectly owned by Advent International GPE VI-B Limited Partnership, 1,231,262.28 shares indirectly owned by Advent International GPE VI-C Limited Partnership, 1,079,388.51 shares indirectly owned by Advent International GPE VI-D Limited Partnership, 2,972,386.46 shares indirectly owned by Advent International GPE VI-E Limited Partnership, 4,507,396.26 shares indirectly owned by Advent International GPE VI-F Limited Partnership, 2,836,784.89 shares indirectly owned by Advent International GPE VI-G Limited Partnership, 878,698.19 shares indirectly owned by Advent Partners GPE VI 2008 Limited Partnership, 32,544.38 shares indirectly owned by Advent Partners GPE VI 2009 Limited Partnership, 75,936.88 shares indirectly owned by Advent Partners GPE VI 2010 Limited Partnership, 75,936.88 shares indirectly owned by Advent Partners GPE VI-A Limited Partnership and 81,360.94 shares indirectly owned by Advent Partners GPE VI-A 2010 Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of GPE VI GP Limited Partnership and GPE VI GP (Delaware) Limited Partnership. GPE VI GP Limited Partnership is the general partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) is the general partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A Limited Partnership and Advent Partners GPE VI-A 2010 Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of any shares held by them. With respect to any shares of common stock of the Company held by the funds managed by Advent International Corporation, a group of individuals currently composed of David M. Mussafer, Steven M. Tadler and David M. McKenna, none of whom have individual voting or investment power, exercises voting and investment power over any shares beneficially owned by Advent International Corporation. Each of Mr. Mussafer, Mr. Tadler and Mr. McKenna disclaims beneficial ownership of any shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. In addition, Harry Gambill, an Industry Advisor for Advent International Corporation, holds 39,447.02 shares of common stock. Through a written agreement with Mr. Gambill, Advent International Corporation has sole voting power and, at times, investment power over these shares. The shares reported in the table above do not include shares held by members of management of the Company which are subject to an agreement pursuant to which the management stockholders have appointed the Company as their attorney-in-fact to vote, provide a written consent or take any other action with respect to all matters with respect to such shares in the same proportion as shares held by the investment funds affiliated with Advent International Corporation. Advent International Corporation and its affiliated funds disclaim beneficial ownership of all such shares. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.

(3)	Shares shown as beneficially owned by investment funds affiliated with The Goldman Sachs Group, Inc. reflect an aggregate of the following record ownership: (i) 21,182,997 shares held by GS Capital Partners VI Fund, L.P.; (ii) 5,824,963 shares held by GS Capital Partners VI Parallel, L.P.; and (iii) 27,272,116 shares held by Spartan Shield Holdings. GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holdings, L.P., Bridge Street 2012 Holdings, L.P. and Opportunity Partners Offshore-B Co-Invest AIV, L.P. (together with GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Parallel, L.P., the “Goldman Sachs Funds”) own partnership interests of Spartan Shield Holdings. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Spartan Shield Holdings because (i) the Goldman Sachs Funds, of which affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager, share voting and investment power with certain of its respective affiliates and (ii) the Goldman Sachs Funds control Spartan Shield Holdings and have the power to vote or dispose of all of the common stock of the company owned by Spartan Shield Holdings. Shares of common stock that may be deemed to be beneficially owned by the Goldman Sachs Funds that correspond to the Goldman Sachs Funds’ partnership interests of Spartan Shield Holdings consist of: (1) 17,619,272 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Offshore Fund, L.P., (2) 752,844 shares of common stock deemed to be beneficially owned by GS Capital Partners VI GmbH & Co. KG, (3) 650,000 shares of common stock deemed to be beneficially owned by MBD 2011 Holdings, L.P., (4) 750,000 shares of common stock deemed to be beneficially owned by Bridge Street 2012 Holdings, L.P., and (5) 7,500,000 shares of common stock deemed to be beneficially owned by Opportunity Partners Offshore-B Co-Invest AIV, L.P. Each of Mr. Gilbert H. Klemann and Mr. Sumit Rajpal is a Managing Director in the Merchant Banking Division of Goldman, Sachs & Co., and therefore each of Messrs. Klemann (upon his appointment as director) and Rajpal may be deemed to have beneficial ownership of the shares held by the Goldman Sachs Funds. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Messrs. Klemann (upon his appointment as director) and Rajpal each disclaim beneficial ownership of the shares of common stock owned directly or indirectly by Spartan Shield Holdings and the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. The shares reported in the table above do not include shares held by members of management of the Company which are subject to an agreement pursuant to which the management stockholders have appointed the Company as their attorney-in-fact to vote, provide a written consent or take any other action with respect to all matters with respect to such shares in the same proportion as shares held by the Goldman Sachs Funds. The Goldman Sachs Funds and its affiliated funds disclaim beneficial ownership of all such shares. The address of the Goldman Sachs Funds, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 200 West Street, New York, NY 10282.
(4)	Christopher Egan is a managing director at Advent International Corporation and may be deemed to beneficially own the shares held by the funds managed by Advent. Mr. Egan disclaims beneficial ownership of the shares of the common stock held by such funds, except to the extent of his pecuniary interest therein. Mr. Egan holds no shares directly. The address of Mr. Egan is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(5)	Gilbert H. Klemann is a managing director of Goldman, Sachs & Co. As such, upon Mr. Klemann’s appointment and consummation of this offering, he may be deemed to have shared voting and investment power over, and therefore, may be deemed to beneficially own, shares of common stock of the Company owned by the Goldman Sachs Funds and Spartan Shield Holdings. Mr. Klemann will disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any. Mr. Klemann will hold no shares directly. The address of Mr. Klemann is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

(6)	Represents 297,955 shares of common stock held of record and 17,601 options exercisable within 60 days.
(7)	Leo F. Mullin is a senior advisor, on a part-time basis, to the Merchant Banking Division of Goldman, Sachs & Co. The address of Mr. Mullin is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(8)	Sumit Rajpal is a managing director of Goldman, Sachs & Co. As such, Mr. Rajpal may be deemed to have shared voting and investment power over, and therefore, may be deemed to beneficially own, shares of common stock of the Company owned by the Goldman Sachs Funds and Spartan Shield Holdings. Mr. Rajpal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any. Mr. Rajpal holds no shares directly. The address of Mr. Rajpal is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(9)	Steven M. Tadler is a managing partner at Advent International Corporation and may be deemed to beneficially own the shares held by the funds managed by Advent. Mr. Tadler disclaims beneficial ownership of the shares of common stock held by such funds, except to the extent of his pecuniary interest therein, if any. Mr. Tadler holds no shares directly. Mr. Tadler’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(10)	Represents 297,040 shares of common stock held of record and 277,348 options exercisable within 60 days.
(11)	Represents 124,620 shares of common stock held of record and 72,350 options exercisable within 60 days.
(12)	Represents 127,795 shares of common stock held of record and 75,600 options exercisable within 60 days.
(13)	Represents 11,494 shares of common stock held of record.
(14)	Represents 24,251 shares of common stock held of record and 8,884 options exercisable within 60 days.
(15)	Represents 293,451 shares of common stock held of record and 24,673 options exercisable within 60 days.
(16)	Represents 104,513 shares of common stock held of record, including 25,082 unvested restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transaction Policy

Our Board of Directors has adopted a written Related Person Transaction Policy, which provides that any “Related Person Transaction” must be reviewed and approved or ratified in accordance with specified procedures. The term “Related Person Transaction” includes any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, in which (1) the aggregate dollar amount involved exceeds $120,000 in any fiscal year, (2) the Company is, or is proposed to be, a participant, and (3) any person who is or was (since the beginning of the last fiscal year) a director, a nominee for director, an executive officer or a beneficial owner of more than five percent of any class of the Company’s voting securities, or a member of the immediate family of any such person, had, has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

The policy requires each director, nominee and executive officer to notify the general counsel in writing of any Related Person Transaction in which the director, nominee, executive officer or an immediate family member has or will have an interest and to provide specified details of the transaction. The general counsel will deliver a copy of the notice to the Audit and Compliance Committee. The Audit and Compliance Committee will review the material facts of each proposed Related Person Transaction and approve, ratify or disapprove the transaction.

The vote of a majority of disinterested members of the Audit and Compliance Committee is required for the approval or ratification of any Related Person Transaction. The Audit and Compliance Committee may approve or ratify a Related Person Transaction if the Audit and Compliance Committee determines, in its business judgment, based on the review of all available information, that the transaction is fair and reasonable to the Company, that there is a business or corporate interest supporting the Related Person Transaction, and that the Related Person Transaction is in the best interests of the Company. In making this determination, the Audit and Compliance Committee will consider, among other things, (i) the business or corporate purpose of the transaction, (ii) whether the transaction is entered into on an arms-length basis and on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (iii) whether the interest of the director, nominee, executive officer, beneficial owner or family member in the transaction is material, (iv) whether the transaction would impair the independence of the director or executive officer (v) whether the transaction would otherwise present an improper conflict of interest and (vi) whether the transaction would violate any law or regulation applicable to the Company or any provision of the Company’s Code of Business Conduct. The policy also contains categories of preapproved transactions that the Board has identified as not having a significant potential for an actual or potential conflict of interest or improper benefit.

In any case where the Audit and Compliance Committee determines not to approve or ratify a Related Person Transaction, the matter will be referred to the General Counsel for review and consultation regarding the appropriate disposition of such transaction, arrangement or relationship including, but not limited to, termination of the transaction, rescission or modification of the transaction in a manner that would permit it to be ratified and approved.

Registration Rights Agreement

In connection with the 2012 Change in Control Transaction, we entered into a registration rights agreement (the “Registration Rights Agreement”) with certain affiliates of the Sponsors and certain members of management. This Registration Rights Agreement provides the Sponsors an unlimited number of “demand” registrations, which require us to register shares of our common stock under the Securities Act of 1933, as amended (the “Securities Act”), held by the Sponsors and, if requested, to maintain a shelf registration statement effective with respect to such shares. Each of the Sponsors and members of management party to the Registration Rights Agreement is also entitled to customary “piggyback” registration rights and entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The Registration Rights Agreement also provides that we will pay certain expenses relating to such registrations and indemnify the Sponsors and the members of management party thereto against certain liabilities which may arise under the Securities Act.

Major Stockholders’ Agreement

In connection with the 2012 Change in Control Transaction, we, GS (as later defined) and Advent (as later defined) entered into a major stockholders’ agreement, as amended on each of January 28, 2014 and January 1, 2015 (the “Major Stockholders’ Agreement”). The Major Stockholders’ Agreement will be amended in connection with this offering (the “Amended and Restated Major Stockholders’ Agreement”). The following is a description of the Amended and Restated Major Stockholders’ Agreement as will be in effect upon the consumation of the offering:

Board of Directors

The Amended and Restated Major Stockholders’ Agreement will, among other things, provide that two directors shall be designated for election to the board of directors by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., Spartan Shield Holdings, GS Capital Partners Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holding, L.P. and Opportunity Partners Offshore-B Co-Invest AIV, L.P. (collectively, “GS”) or their affiliates and two directors shall be designated for election to the board of directors by Advent-TransUnion Acquisition Limited Partnership (“Advent” and, together with GS, the “Sponsors”) or its affiliates (so long as neither of GS nor Advent have transferred more than 75% of their initial ownership interest in the Company). If either Sponsor transfers more than 75% of their respective initial ownership interests in the Company, then such Sponsor shall only be entitled to designate for election one director; and if either Sponsor transfers more than 90% of their respective initial ownership interest in the Company, then that Sponsor shall not be entitled to designate any directors for election. Moreover, the Amended and Restated Major Stockholders’ Agreement provides that GS is entitled to appoint Messrs. Rajpal and Klemann as Class III and Class II directors, respectively, and Advent is entitled to appoint Messrs. Egan and Tadler as Class III and Class II directors, respectively. Additionally, so long as the GS Capital Partners VI Parallel, L.P. beneficially owns at least 5% of its initial ownership interest in the Company, it is permitted to designate for election one non-voting observer to our board of directors and any committee thereof. See “Management.” The current size of our board of directors is eleven directors. Upon consummation of this offering, there will be                      vacancies on the board of directors.

Additional Matters

Additionally, because of The Goldman Sachs Group, Inc.’s status as a bank holding company and election to be treated as a financial holding company under the BHC Act, we have agreed to be subject to certain covenants in the Amended and Restated Major Stockholders’ Agreement for the benefit of The Goldman Sachs Group, Inc. that are intended to facilitate compliance with the BHC Act. In particular, The Goldman Sachs Group, Inc. has rights to conduct audits on, and access certain information of, us and has certain rights to review the policies and procedures that we implement to comply with the laws and regulations that relate to our activities. In addition, we are obligated to provide The Goldman Sachs Group, Inc. with notice of certain events and business activities and cooperate with The Goldman Sachs Group, Inc. to mitigate potential adverse consequences resulting therefrom, as well as seek consent from them prior to expanding the nature of our activities. These covenants will remain in effect as long as the Federal Reserve deems us to be a “subsidiary” of The Goldman Sachs Group, Inc. under the BHC Act.

The Amended and Restated Major Stockholders’ Agreement also requires each of GS and Advent to consult with one another regarding the transfer of their equity securities of the Company, so long as either of them own at least 20% of its initial ownership interest in the Company.

Stockholders’ Agreement

We, the Sponsors, members of our management or of TransUnion Intermediate’s management and certain other of our “key” employees are party to a stockholders’ agreement (the “Stockholders’ Agreement”). This agreement restricts employee holders (including management) of our equity securities from transferring those securities, or shares of our equity securities received by such employee holders upon exercise of options or other awards received pursuant to our equity incentive plan, prior to our first underwritten public offering of our equity securities, including the offering of securities in this proposed offering, subject to certain exceptions. Following completion of this offering, such employee holders may transfer our equity securities that they hold, subject to certain volume and other limitations. The Stockholders’ Agreement also gives us and the Sponsors customary “drag-along” rights in connection with a change of control transaction, which rights, as discussed under “—Major Stockholders’ Agreement” above, will terminate upon completion of this offering, unless amended by the Amended and Restated Major Stockholders’ Agreement. In addition, the Stockholders’ Agreement provides employee holders certain “tag-along” rights to participate on a pro rata basis with the Sponsors in certain transfers or sales of our equity securities that the Sponsors effect; the employee holders may not participate in this proposed offering. Additionally, until the date on the earliest to occur of the lapse of the lock-up restrictions entered into in connection with this proposed offering, assuming such offering is successful, or a change in control transaction, upon the termination of employment of an employee holder for any reason, we have the right, but not the obligation, to purchase all or a portion of such employee holder’s shares of our equity securities for a specified period of time and for a specified price or to assign such repurchase right to the Sponsors; moreover, each employee holder has appointed us as its attorney-in-fact and proxy to vote, provide a written consent or take any other action with respect to all matters in the same proportion as our shares held by the Sponsors or their affiliates are voted on with respect to all such matters.

Consulting Agreements

In connection with the 2012 Change in Control Transaction, TransUnion, GS and Advent entered into a Consulting Agreement, dated April 30, 2012 (the “Sponsor Consulting Agreement”). Upon the completion of an initial public offering of our equity securities, such as this proposed offering, the Sponsor Consulting Agreement automatically terminates. In the event of such a termination, we are required to pay in cash to each of GS and Advent all unpaid advisory fees, as described below, payable to GS and Advent, respectively, under the Sponsor Consulting Agreement and all expenses due under the Sponsor Consulting Agreement to each of GS and Advent with respect to periods prior to the termination date.

Pursuant to the terms of the agreement, GS and Advent receive an annual advisory fee of $250,000 each, increasing 5% annually, in exchange for services provided, including (i) general executive and management services; (ii) identification, support, negotiation and analysis of acquisitions and dispositions; (iii) support, negotiation and analysis of financing alternatives, including in connection with acquisitions, capital expenditures and refinancing of existing debt; (iv) finance functions, including assistance in the preparation of financial projections and monitoring of compliance with financing agreements; (v) human resources functions, including searching and recruiting of executives; and (vi) other services as mutually agreed upon. During 2012, 2013 and 2014, GS and Advent each provided consulting services to TransUnion totaling $125,000, $262,500 and $262,500, respectively.

In connection with his resignation as President and Chief Executive Officer of the Company, TransUnion and Siddharth N. (Bobby) Mehta, a director of the Company, entered into a Consulting Agreement, dated December 6, 2012 (the “Mehta Consulting Agreement” and, together with the Sponsor Consulting Agreement, the “Consulting Agreements”), pursuant to which Mr. Mehta provides advice and consultation to assist Mr. Peck in the transition of duties as Chief Executive Officer and to Mr. Peck and the Board of Directors with respect to the Company’s strategic operating plan and strategic opportunities or transactions considered by the Company from time to time. Pursuant to the terms of the agreement, Mr. Mehta receives a consulting services fee of $150,000 on or before January 10th of each year during the term of the agreement. Either party may terminate the agreement by providing notice of non-renewal at least sixty (60) days prior to the end of the then-current term.

The Consulting Agreements were entered into prior to the adoption of the Related Person Transaction Policy and were approved by the Company’s Board of Directors.

Directed Share Program

At our request, the underwriters have reserved up to             shares of common stock, or approximately 5% of the shares being offered by us pursuant to this prospectus, for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Debt and Interest Expense

As of March 31, 2015, December 31, 2014 and December 31, 2013, interest accrued on debt to related parties was less than $0.1 million, less than $0.1 million and $0, respectively, and was recorded within other current liabilities in the consolidated balance sheets. As of March 31, 2015, December 31, 2014 and December 31, 2013, $17.9 million, $10.5 million and $0, respectively, of our senior secured revolving credit facility was owed to affiliates of GS. Related party interest paid to affiliates of GS for the three months ended March 31, 2015 twelve months ended December 31, 2014 and December 31, 2013 was less than $0.1 million for each period.

The Change in Control Transaction

On April 30, 2012, we were acquired by the Sponsors in the 2012 Change in Control Transaction. The series of transactions comprising the 2012 Change in Control transaction included an equity contribution by the Sponsors to us of $1,093.2 million, as a result of which the Sponsors became our controlling shareholders. In connection with the 2012 Change in Control Transaction, affiliates of GS were paid $8.1 million in underwriting fees and $0.6 million in bridge commitment fees.

Financing Transactions

On November 1 2012, we issued $400.0 million of 8.125%/8.875% Senior PIK Toggle Notes, the proceeds of which were primarily used to pay a dividend to the Sponsors. In connection with such financing transaction, affiliates of GS were paid $4.2 million in underwriting fees and $0.5 million in consent solicitation agent fees.

On April 9, 2014, we refinanced and amended our senior secured credit facility, which resulted in an increase of the outstanding term loan and other changes to such facility. In connection with such refinancing transaction, affiliates of GS were paid $4.1 million in term loan arrangement fees and $0.4 million in revolver arrangement fees.

Management Stock Sales and Repurchases

On December 21, 2012, the Company issued an aggregate of 225,563 shares of common stock to David M. Neenan, an executive officer of the Company, at a purchase price of $6.65 per share.

On December 31, 2012, the Company issued an aggregate 199,237 shares of common stock to James M. Peck, the President and Chief Executive Officer of the Company.

On January 7, 2013, the Company purchased an aggregate 297,955 shares of common stock from Siddharth N. (Bobby) Mehta, the former President and Chief Executive Officer of the Company, at a purchase price of $6.65 per share. On August 28, 2013, the Company purchased an aggregate 76,213 shares of common stock from Mark Marinko, a former executive officer, at a purchase price of $11.42 per share. On October 14, 2013, the Company purchased an aggregate 33,410 shares of common stock from Jeff Hellinga, a former executive officer, at a purchase price of $11.42 per share. All such purchases were made pursuant to the terms of the Stockholders’ Agreement.

On March 26, 2013, as a component of James M. Peck’s employment agreement, Mr. Peck purchased an additional 26,326 shares of common stock at a purchase price of $6.65 per share.

On August 30, 2013, as a component of Christopher Cartwright’s employment offer, Mr. Cartwright purchased 87,566 shares of common stock at a purchase price of $11.42 per share. Mr. Cartwright is an executive officer of the Company.

On March 19, 2014, Andy Prozes, a Director of the Company, purchased 43,782 shares of common stock at a purchase price of $11.42 per share.

On March 31, 2014, as a component of James M. Peck’s employment agreement, Mr. Peck purchased an additional 9,906 shares of common stock at a purchase price of $11.42 per share.

On April 11, 2014, George Awad, a director of the Company, purchased 32,398 shares of common stock at a purchase price of $11.42 per share.

On April 24, 2014 and October 1, 2014, David M. Neenan, an executive officer of the Company, exercised options to purchase a total of 18,504 shares of common stock at a purchase price of $6.65 per share.

In October of 2014, the following executive officers of the Company purchased common stock at a purchase price of $17.40 under a one-time management stock purchase plan: James M. Peck, 51,724 shares; Gerald M. McCarthy Jr., 11,494 shares; Christopher A. Cartwright, 40,229 shares; Samuel A. Hamood, 21,982 shares; John T. Danaher, 5,747 shares; and David M. Neenan, 24,712 shares.

On December 30, 2014, Mary Krupka, a former executive officer of the Company, exercised options to purchase 17,024 shares of common stock at a purchase price of $6.65 per share.

On February 6, 2015, Leo F. Mullin, a director of the Company, purchased 14,367 shares of common stock at a purchase price of $17.40 per share.

On February 25, 2015, as a component of James M. Peck’s employment agreement, Mr. Peck purchased 9,847 shares of common stock at a purchase price of $17.40 per share

On March 4, 2015, John T. Danaher, an executive officer of the Company, exercised options to purchase 18,504 shares of common stock at $6.65 per share.

On April 7, 2015, David M. Neenan, an executive officer of the Company, exercised options to purchase 24,673 shares of common stock at $6.65 per share.

On April 29, 2015, James M. Peck, the President and Chief Executive Officer of the Company, exercised options to purchase 124,806 shares of common stock at $6.65 per share.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

In June 2010, Trans Union LLC entered into its senior secured credit facility. On April 9, 2014, Trans Union LLC refinanced and amended the senior secured credit facility, which resulted in an increase of the outstanding term loan from $1,120.5 million to $1,900.0 million, reduced the interest rate floor and margins, reduced the amount available under the revolving line of credit from $210.0 million to $190.0 million, extended the maturity dates, and changed certain covenant requirements. The additional borrowings were used in part to repay all amounts outstanding under the existing revolving line of credit and pay fees and expenses associated with the refinancing transaction. The remaining borrowings were used to redeem our 11.375% Senior Notes.

As of March 31, 2015 the senior secured credit facility consisted of:

•	a $1,900.0 million senior secured term loan maturing on April 9, 2021; and

•	a $190.0 million senior secured revolving credit facility maturing on April 9, 2019, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, Trans Union LLC may request additional tranches of term loans or increases to the senior secured revolving credit facility in an aggregate amount up to a minimum of $450.0 million, plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

Trans Union LLC is the borrower under this facility. All borrowings under the senior secured credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Our subsidiary, Trans Union LLC, intends to enter into Amendment No. 8 to our senior secured credit facility prior to consummation of this offering that will (a) refinance our existing $1,881.1 million aggregate principal amount senior secured term loan with a new senior secured term loan in the same amount with lower pricing and (b) include other amendments to our senior secured credit facility to permit Amendment No. 9 to be entered into substantially concurrently with, and conditioned upon, the closing of this offering that will: (i) refinance our existing $190.0 million senior secured revolving credit facility with a new senior secured revolving credit facility in an amount up to $210.0 million, proceeds of which may be used for working capital and general corporate purposes and (ii) allow for the five-year New Term Loan Facility in an aggregate principal amount of up to $350.0 million, proceeds of which will be used to repay a portion of the Senior Notes and pay fees and expenses incurred in connection with the Credit Facility Refinancing. Amendment No. 8 will become effective upon satisfaction of certain customary conditions and is expected to occur in early June 2015, although there is no assurance that such effectiveness will occur. Upon the effectiveness of Amendment No. 8, we anticipate that the floor for LIBOR loans will be reduced to 0.75% from 1.00%. See “Summary—Recent Developments”.

Interest and Fees

Interest rates on borrowings under the senior secured credit facility are based, at our election, on LIBOR or an alternate base rate. The interest rate is subject to a floor of 1.00% for LIBOR loans and 2.00% for alternate base rate loans, plus an applicable margin of between 2.75% and 3.00% for LIBOR loans and 1.75% and 2.00% for base rate loans, based on the senior secured net leverage ratio. The alternate base rate is the highest of (a) the Federal Funds Rate plus 1/2 of 1.00%, (b) the Prime Lending Rate at such time and (c) LIBOR for an Interest Period of one month commencing on such day plus 1.00% per annum.

Upon the effectiveness of the eighth amendment to the senior secured credit facility, we anticipate that the floor for LIBOR loans will be reduced to 0.75% from 1.00%.

Any incremental term facility may have a different interest rate, provided that the interest rate of the incremental term facility, other than with respect to unsecured and junior lien incremental facilities, cannot exceed the interest rate on the existing senior secured term loan by greater than 0.50% without a corresponding increase in the senior secured term loan interest rate.

Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans.

In addition, Trans Union LLC is required to pay each lender a commitment fee quarterly and equal to 0.50% or 0.375% of the unused portion of the revolving line of credit, based on the senior secured net leverage ratio. Trans Union LLC is required to pay letter of credit fees equal to the applicable margin of LIBOR loans to be shared proportionately by the lenders as well as a fronting fee to be paid to the letter of credit issuer for its own account.

Prepayments

Subject to exceptions, the senior secured credit facility requires mandatory prepayments of senior secured term loans in amounts equal to:

•	between 0% and 50% of the prior year’s excess cash flows with such percentage determined based on the senior secured net leverage ratio for such prior year, each as defined in the senior secured credit facility;

•	100% of the net cash proceeds from asset sales and insurance recovery and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds from certain incurrences of debt.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts, with a 1% prepayment premium until the first anniversary of the amendment and extension (payable upon a repricing transaction whereby the senior secured credit facility is either refinanced or amended to reduce the effective yield of such indebtedness) and without premium or penalty thereafter, other than customary breakage costs with respect to LIBOR rate loans.

Amortization of Principal

The Trans Union LLC senior secured credit facility requires scheduled quarterly payments on the senior secured term loans equal to 0.25% of the aggregate principal amount of senior secured term loans outstanding, with the balance paid at maturity.

Collateral and Guarantors

The Trans Union LLC senior secured credit facility is guaranteed by TransUnion Intermediate and certain of its current and future domestic wholly-owned subsidiaries, and is secured by a perfected security interest in certain of Trans Union LLC’s existing and future property and assets and by a pledge of the capital stock of Trans Union LLC and its domestic subsidiaries and up to 65% of the capital stock of certain of its foreign subsidiaries.

Restrictive Covenants and Other Matters

As a condition to borrowing and as of the end of any fiscal quarter for which Trans Union LLC has borrowings outstanding under the senior secured revolving credit facility, the senior secured credit facility requires that Trans Union LLC has a senior secured net leverage ratio equal to or less than 6.0 to 1.0 calculated on a pro forma basis. In addition, the senior secured credit facility includes negative covenants, subject to significant exceptions, restricting or limiting Trans Union LLC’s ability and the ability of Trans Union LLC’s restricted subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness;

•	amend or otherwise alter the terms of certain of our indebtedness;

•	enter into agreements limiting subsidiary distributions;

•	sell assets (including sale-leaseback transactions);

•	conduct transactions with affiliates;

•	change the business that we conduct;

•	issue disqualified equity interests;

•	change its fiscal year; and

•	enter into any agreement containing a restriction that limits the ability to grant liens in favor of the lenders under the senior secured credit facility.

The senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or material security document supporting the senior secured credit facility to be in full force and effect. If such an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facility and all actions permitted to be taken by a secured creditor.

Indentures

General

On March 21, 2012, we issued $600.0 million of the 9.625% Senior Notes to partially fund the 2012 Change in Control Transaction. On November 1, 2012, we issued $400.0 million of the 8.125% Senior Notes, the proceeds of which were primarily used to pay a dividend to our shareholders.

As of March 31, 2015 we had outstanding $600.0 million of the 9.625% Senior Notes and $400.0 million of the 8.125% Senior Notes.

Interest on the Senior Notes is payable semi-annually.

The Senior Notes are our senior unsecured obligations and:

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; and

•	are effectively subordinated in right of payment to all existing and future secured debt (including obligations under the Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the Senior Notes.

We intend to use proceeds from this offering and the New Term Loan Facility to redeem all of our outstanding Senior Notes at the redemption prices listed below under “—Optional Redemption.” If the proceeds raised from this offering and the New Term Loan Facility are insufficient to redeem the full amount of the Senior Notes, we may only redeem a portion of the Senior Notes. See “Use of Proceeds.”

Covenants

The indentures governing the Senior Notes contain a number of significant covenants that, among other things, restrict our ability to dispose of certain assets, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

These covenants are subject to a number of important limitations and exceptions. During any period in which the Senior Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s and no default has occurred and is continuing under the indenture governing the Senior Notes, we will not be subject to many of the covenants.

Optional Redemption

We may redeem the 9.625% Senior Notes and the 8.125% Senior Notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on the dates indicated below:

9.625% Senior Notes

Year	Percentage
June 15, 2014	104.8125%
June 15, 2015 and thereafter	100.000%

8.125% Senior Notes

Year	Percentage
June 15, 2014	104.063%
June 15, 2015	102.031%
June 15, 2016 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control, we will be required to offer to repurchase some or all of the Senior Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest (as defined in the indentures), if any, to the repurchase date.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Upon the consummation of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

In connection with this offering, we will amend and restate our certificate of incorporation.

Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that the Sponsors and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, at any time when GS beneficially owns, in the aggregate, at least 20% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of the stockholders of the Company for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the chairman of the Board of Directors at the request of GS, and at any time when Advent beneficially owns at least 20% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of the stockholders of the Company for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the chairman of the Board of Directors at the request of Advent. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the Sponsors and their affiliates so long as the Major Stockholders’ Agreement, as amended, remains in effect. See “Certain Relationships and Related Party Transactions—Major Stockholders’ Agreement.” These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Sponsors and their affiliates beneficially own, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Additionally, our amended and restated certificate of incorporation provides that any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the provisions in our amended and restated certificate of incorporation regarding stockholder action by written consent may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. An action against or on behalf of any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum selection provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum selection provisions in other companies’ certificates of incorporation and bylaws, respectively, has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, each of the Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

An application has been made to list our common stock on the NYSE under the symbol “TRU.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.”

Upon the consummation of this offering, we will have                      shares of common stock outstanding, or                      shares, if the underwriters exercise in full their option to purchase additional shares. Of these shares, only                      shares of common stock (or                      shares if the underwriters exercise in full their option to purchase additional shares) sold in this offering by us will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). In addition, options to purchase an aggregate of approximately                     shares of our common stock will be outstanding as of the closing of this offering. Of these options,                      will have vested at or prior to the closing of this offering,                      will vest over the next 3 years and                      will vest subject to performance conditions. The                      shares of common stock held by the Sponsors, certain of our directors and officers and other existing stockholders after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition, to the extent such other existing stockholders are otherwise permitted to sell their shares, they may not reduce their relative ownership of our shares at a faster rate than the Sponsors’ reduction of their relative ownership. Furthermore,                      shares of common stock will be authorized and reserved for issuance in relation to potential future awards under the 2015 Omnibus Incentive Plan to be adopted in connection with this offering, and             shares of common stock will be authorized and reserved for issuance under the Employee Stock Purchase Plan to be adopted in connection with this offering.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering or ( shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering and during a period when we were not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting (Conflicts of Interest)” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors and the holders of substantially all of our common stock prior to this offering have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on (and including) the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting (Conflicts of Interest).”

Registration Rights

Pursuant to a Registration Rights Agreement, we have granted the Sponsors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and we have granted the Sponsors and certain members of management piggyback registration rights providing them the right to have us include the shares of our common stock they own in any registration by the Company. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under the 2015 Omnibus Incentive Plan and the Employee Stock Purchase Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

CERTAIN UNITED STATES FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could affect the accuracy of the statements and conclusions set forth in this summary. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. This discussion also does not address any tax consequences arising under the Medicare contribution tax on net investment income. Except where noted, this summary deals only with common stock that is held as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, it does not address all United States federal income tax consequences relevant to a non-U.S. holder subject to special treatment under the United States federal income tax laws (including United States expatriates, “controlled foreign corporations,” “passive foreign investment companies” or partnerships or other pass-through entities for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

As described in the section entitled “Dividend Policy,” we do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete an Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable documentation) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may be subject to the branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point immediately above, we believe we are not and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker generally will not be subject to information reporting or backup withholding. However, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Drexel Hamilton, LLC
Evercore Group L.L.C.
Loop Capital Markets LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and the selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management, the consideration of the above factors in relation to market valuation of companies in related businesses, information in this prospectus and otherwise available to the representatives, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us.

An application has been made to list the common stock on the NYSE under the symbol “TRU”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction where any such offer or a solicitation is unlawful.

Directed Share Program

At our request, the underwriters have reserved up to                 shares of common stock, or approximately 5% of the shares being offered by us pursuant to this prospectus, for sale at the initial public offering price to our directors, officers and employees and certain other persons associated with us, as designated by us. The sales will be made by                                                                                           , through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Because Goldman, Sachs & Co. is an underwriter and its affiliates collectively own in excess of 10% of our issued and outstanding common stock, Goldman, Sachs & Co. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority.

Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence in respect thereto, subject to certain exceptions which are not applicable here.                  will serve as a qualified independent underwriter within the meaning of Rule 5121 in connection with this offering.                  will not receive any additional compensation for acting as a qualified independent underwriter. In addition, no underwriter with a conflict of interest will confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts. We have agreed to indemnify                  against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of TransUnion as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 and the period from February 15, 2012 (the date of inception) through December 31, 2012 and the consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows of TransUnion Holding Intermediate Holding, Inc. (Predecessor) for the period from January 1, 2012 through April 30, 2012 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial position of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary at December 31, 2014 and 2013, and the consolidated result of their operations and their cash flows for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Mancera, S.C., a member practice of Ernst and Young Global Limited, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Credit Information Bureau (India) Limited as of and for the year ended March 31, 2013, included in this Prospectus, have been audited by Deloitte Haskins & Sells, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

Upon the effectiveness of the registration statement and as a result of our stock being traded on the NYSE, we will be subject to the informational requirements of the Exchange Act and the listing requirements of the NYSE. In accordance with the Exchange Act and the NYSE, we will file annual, quarterly and special reports, proxy and information statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate web site under the heading “Investors,” at http://www.transunion.com. The information we file with the SEC or contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

TRANSUNION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Audited Consolidated Financial Statements of TransUnion and Subsidiaries
Management’s Report on Financial Statements and Assessment of Internal Control over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm (Ernst & Young LLP)	F-3
Consolidated Balance Sheets at December 31, 2014 and December 31, 2013	F-4
Consolidated Statements of Income for the twelve months ended December 31, 2014 and December 31, 2013, the period from inception through December 31, 2012, and the four months ended April 30, 2012	F-5

Consolidated Statements of Comprehensive Income for the twelve months ended December 31, 2014 and December  31, 2013, the period from inception through December 31, 2012, and the four months ended April 30, 2012

F-6
Consolidated Statements of Cash Flows for the twelve months ended December 31, 2014 and December 31, 2013, the period from inception through December 31, 2012, and the four months ended April 30, 2012	F-7
Consolidated Statements of Stockholders’ Equity	F-9
Notes to Consolidated Financial Statements	F-10

Unaudited Consolidated Financial Statements of TransUnion and Subsidiaries
Consolidated Balance Sheets at March 31, 2015 and December 31, 2014	F-43
Consolidated Statements of Income for the three months ended March 31, 2015 and March 31, 2014	F-44
Consolidated Statements of Comprehensive Income for the three months ended March 31, 2015 and March 31, 2014	F-45
Consolidated Statements of Cash Flows for the three months ended March 31, 2015 and March 31, 2014	F-46
Consolidated Statements of Stockholders’ Equity	F-47
Notes to Consolidated Financial Statements	F-48

Audited Consolidated Financial Statements of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary
Report of Independent Registered Public Accounting Firm (Mancera, S.C.)	F-58
Consolidated Statements of Financial Position at December 31, 2014 and December 31, 2013	F-59
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 December 31, 2013 and December 31, 2012	F-60
Consolidated Statements of Changes in Equity for the years ended December 31, 2014 December 31, 2013 and December 31, 2012	F-61
Consolidated Statements of Cash Flows for the years ended December 31, 2014 December 31, 2013 and December 31, 2012	F-62
Notes to Consolidated Financial Statements	F-63

Unaudited Financial Statements of Credit Information Bureau (India) Limited
Balance Sheets as at March 31, 2014 and March 31, 2013	F-83
Statements of Profit and Loss for the years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-84
Cash Flow Statement for the years ended March 31, 2014, March 31, 2013 and March 31, 2012	F-85
Notes to Financial Statements	F-86

Audited Financial Statements of Credit Information Bureau (India) Limited
Independent Auditors’ Report (Deloitte Haskins & Sells)	F-105
Balance Sheet as at March 31, 2013 and March 31, 2012	F-107
Statements of Profit and Loss for the years ended March 31, 2013, March 31, 2012 and March 31, 2011	F-108
Cash Flow for the years ended March 31, 2013, March 31, 2012 and March 31, 2011	F-109
Notes to Financial Statements	F-111

MANAGEMENT’S REPORT ON FINANCIAL STATEMENTS AND ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

Management of TransUnion is responsible for the preparation of the TransUnion financial information included in this registration Statement on Form S-1. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

Assessment of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. TransUnion’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of TransUnion;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures of TransUnion are being made only in accordance with the authorizations of management and directors of TransUnion; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations in any control, no matter how well designed, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of TransUnion’s internal control over financial reporting as of December 31, 2014. Management based this assessment on the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework as issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Management’s assessment included an evaluation of the design of TransUnion’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit and Compliance Committee of TransUnion’s Board of Directors.

Based on this assessment, management determined that, as of December 31, 2014, TransUnion’s internal control over financial reporting was effective.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TransUnion

We have audited the accompanying consolidated balance sheets of TransUnion and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2014 and the period from February 15, 2012 (the date of inception) through December 31, 2012 and the consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of TransUnion Intermediate Holdings, Inc. (Predecessor) for the period from January 1, 2012 through April 30, 2012. Our audit also included the financial statement schedules listed in the Index at Item 15 to the consolidated financial statements. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransUnion and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 and the period from February 15, 2012 (the date of inception) through December 31, 2012 and the results of operations and cash flows of TransUnion Intermediate Holdings, Inc. (Predecessor) for the period from January 1, 2012 through April 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, IL
March 30, 2015

TRANSUNION AND SUBSIDIARIES

Consolidated Balance Sheets

	Successor
	December 31, 2014	December 31, 2013
	(in millions, except per share data)
Assets
Current assets:
Cash and cash equivalents	$77.9	$111.2
Trade accounts receivable, net of allowance of $2.4 and $0.7	200.4	165.0
Other current assets	122.7	73.5

Total current assets	401.0	349.7

Property, plant and equipment, net of accumulated depreciation and amortization of $123.4 and $70.2	181.4	150.4
Goodwill	2,023.9	1,909.7
Other intangibles, net of accumulated amortization of $407.8 and $227.5	1,939.6	1,934.0
Other assets	119.9	148.5

Total assets	$4,665.8	$4,492.3

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$106.5	$100.3
Short-term debt and current portion of long-term debt	74.0	13.8
Other current liabilities	149.4	133.5

Total current liabilities	329.9	247.6

Long-term debt	2,865.9	2,853.1
Deferred taxes	676.8	636.9
Other liabilities	22.1	22.6

Total liabilities	3,894.7	3,760.2

Redeemable noncontrolling interests	23.4	17.6

Stockholders’ equity:
Common stock, $0.01 par value; 200.0 million shares authorized at December 31, 2014 and December 31, 2013, 111.4 million and 110.7 million shares issued as of December 31, 2014 and December 31, 2013, respectively; and 110.9 million and 110.2 million shares outstanding as of December 31, 2014 and December 31, 2013, respectively	1.1	1.1
Additional paid-in capital	1,138.0	1,121.8
Treasury stock at cost; 0.5 million shares at December 31, 2014 and December 31, 2013	(4.3)	(4.1)
Accumulated deficit	(430.2)	(417.7)
Accumulated other comprehensive income (loss)	(117.5)	(73.2)

Total TransUnion stockholders’ equity	587.1	627.9
Noncontrolling interests	160.6	86.6

Total stockholders’ equity	747.7	714.5

Total liabilities and stockholders’ equity	$4,665.8	$4,492.3

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Income

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions, except per share data)
Revenue	$1,304.7	$1,183.2	$767.0	$373.0

Operating expenses
Cost of services (exclusive of depreciation and amortization below)	499.1	472.4	298.2	172.0
Selling, general and administrative	436.0	354.8	212.6	172.0
Depreciation and amortization	241.2	186.8	115.0	29.2

Total operating expenses	1,176.3	1,014.0	625.8	373.2

Operating income (loss)	128.4	169.2	141.2	(0.2)

Non-operating income and expense
Interest expense	(190.0)	(197.6)	(125.0)	(40.5)
Interest income	3.3	1.7	0.8	0.6
Earnings from equity method investments	12.5	13.7	8.0	4.1
Other income and (expense), net	44.0	(12.9)	(22.3)	(27.9)

Total non-operating income and expense	(130.2)	(195.1)	(138.5)	(63.7)

Income (loss) before income taxes	(1.8)	(25.9)	2.7	(63.9)

(Provision) benefit for income taxes	(2.6)	(2.3)	(6.6)	11.5

Net loss	(4.4)	(28.2)	(3.9)	(52.4)
Less: net income attributable to noncontrolling interests	(8.1)	(6.9)	(4.9)	(2.5)

Net loss attributable to TransUnion	$(12.5)	$(35.1)	$(8.8)	$(54.9)

Earnings per share:
Basic	$(0.11)	$(0.32)	$(0.08)	$(1.84)

Diluted	$(0.11)	$(0.32)	$(0.08)	$(1.84)

Weighted average shares outstanding:
Basic	110.5	109.9	109.7	29.8

Diluted	110.5	109.9	109.7	29.8

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Net loss	$(4.4)	$(28.2)	$(3.9)	$(52.4)

Other comprehensive income (loss):
Foreign currency translation:
Foreign currency translation adjustment	(58.9)	(59.6)	(24.2)	2.5
Benefit for income taxes	5.2	3.2	1.5	—

Foreign currency translation, net	(53.7)	(56.4)	(22.7)	2.5
Interest rate swaps:
Net unrealized gain (loss)	(0.6)	4.8	(5.9)	—
Amortization of accumulated loss	0.3	—	—	—
Benefit (provision) for income taxes	0.1	(1.8)	2.2	—

Interest rate swaps, net	(0.2)	3.0	(3.7)	—
Available-for-sale securities:
Net unrealized gain	0.2	—	—	—
Provision for income taxes	(0.1)	—	—	—

Available-for-sale securities, net	0.1	—	—	—

Total other comprehensive income (loss), net of tax	(53.8)	(53.4)	(26.4)	2.5

Comprehensive loss	(58.2)	(81.6)	(30.3)	(49.9)
Less: comprehensive income (loss) attributable to noncontrolling interests	1.5	(2.3)	(2.9)	(2.8)

Comprehensive loss attributable to TransUnion	$(56.7)	$(83.9)	$(33.2)	$(52.7)

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Cash flows from operating activities:
Net loss	$(4.4)	$(28.2)	$(3.9)	$(52.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	241.2	186.8	115.0	29.2
Net gain on 2014 Refinancing Transaction	(33.1)	—	—	—
Gain on fair value adjustment of cost and equity method investment	(22.2)	—	—	—
Impairment of cost method investment	4.1	—	—	—
Amortization and loss on fair value of interest rate swaps	0.6	—	—	—
Equity in net income of affiliates, net of dividends	(3.3)	(3.6)	1.3	(3.7)
Deferred taxes	(20.8)	(16.2)	(5.1)	(18.3)
Amortization of senior notes purchase accounting fair value adjustment and note discount	(5.8)	(17.1)	(10.8)	—
(Gains) / losses on sale of other assets	—	(1.0)	—	0.1
Amortization of deferred financing fees	7.3	8.2	2.1	3.9
Stock-based compensation	8.0	6.3	2.7	2.0
Provision (reduction) for losses on trade accounts receivable	3.2	0.8	(1.9)	3.1
Change in control transaction fees	—	—	—	20.9
Other	1.3	(0.9)	2.6	(0.7)
Changes in assets and liabilities:
Trade accounts receivable	(36.3)	(3.1)	(1.0)	(24.7)
Other current and long-term assets	2.0	(8.6)	(78.8)	1.5
Trade accounts payable	6.1	5.9	(0.8)	1.6
Other current and long-term liabilities	6.4	14.1	25.6	89.9

Cash provided by operating activities	154.3	143.4	47.0	52.4
Cash flows from investing activities:
Capital expenditures	(155.2)	(81.7)	(48.8)	(20.4)
Proceeds from sale of trading securities	1.5	4.4	—	1.1
Purchases of trading securities	(2.1)	(1.8)	(0.5)	(1.1)
Proceeds from sale of other investments	9.7	—	—	—
Purchases of other investments	(15.1)	—	—	—
Acquisition of TransUnion Intermediate Holdings, Inc., net of cash acquired	—	—	(1,485.9)	—
Proceeds from sale of other assets	1.0	4.3	—	—
Acquisitions and purchases of noncontrolling interests, net of cash acquired	(119.9)	(282.3)	(14.2)	(0.1)
Acquisition-related deposits, net	4.1	(10.0)	3.7	—
Other	—	0.1	(1.4)	0.9

Cash used in investing activities	(276.0)	(367.0)	(1,547.1)	(19.6)

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Cash Flows—Continued

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Cash flows from financing activities:
Proceeds from senior secured term loan	1,895.3	1,133.4	—	—
Extinguishment of senior secured term loan	(1,120.5)	(923.4)	—	—
Extinguishment of 11.375% senior unsecured notes	(645.0)	—	—	—
Proceeds from revolving line of credit	78.5	65.0	—	—
Payment on revolving line of credit	(28.5)	(65.0)	—	—
Proceeds from 9.625% notes	—	—	600.0	—
Proceeds from 8.125% notes	—	—	398.0	—
Repayments of debt	(25.6)	(11.9)	(17.2)	(14.6)
Debt financing fees (2014 fees include prepayment premium on early termination of 11.375% notes)	(61.5)	(5.2)	(41.3)	(6.1)
Change in control transaction fees	—	—	—	(20.9)
Proceeds from issuance of common stock and exercise of stock options	9.6	5.8	1,097.3	—
Treasury stock purchases	(0.2)	(3.4)	(0.7)	(1.3)
Distribution of merger consideration	—	—	—	(1.3)
Dividends	—	—	(373.8)	—
Distributions to noncontrolling interests	(10.4)	(8.0)	(7.2)	(0.4)
Other	0.2	—	—	(0.4)

Cash provided by (used in) financing activities	91.9	187.3	1,655.1	(45.0)
Effect of exchange rate changes on cash and cash equivalents	(3.5)	(6.8)	(0.7)	0.8

Net change in cash and cash equivalents	(33.3)	(43.1)	154.3	(11.4)
Cash and cash equivalents, beginning of period	111.2	154.3	—	107.8

Cash and cash equivalents, end of period	$77.9	$111.2	$154.3	$96.4

Noncash investing activities:
Property and equipment acquired through capital lease obligations	$—	$2.0	$—	$—
Noncash financing activities:
Finance arrangements	$12.9	$—	$—	$—
Exchange of TransUnion common stock for ownership interest in TransUnion Intermediate Holdings, Inc.	$—	$—	$10.4	$—
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$191.0	$211.8	$140.4	$12.7
Income taxes, net of refunds	25.2	23.3	14.9	5.6

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Common Stock		Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interests	Total	Redeemable Non- controlling Interests
	Shares	Amount
	(in millions)
Predecessor balance, December 31, 2011	29.8	$0.3	$893.9	$(0.2)	$(1,739.0)	$(3.6)	$24.2	$(824.4)	$—
Net income (loss)	—	—	—	—	(54.9)	—	2.5	(52.4)	—
Other comprehensive income	—	—	—	—	—	2.2	0.3	2.5	—
Stock-based compensation	—	—	2.0	—	—	—	—	2.0	—
Exercise of stock options	—	—	0.1	—	—	—	—	0.1	—
Impact of share-based awards modification	—	—	(3.3)	—	—	—	—	(3.3)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(0.4)	(0.4)	—
Treasury stock purchased	—	—	—	(1.3)	—	—	—	(1.3)	—
Effects of merger transaction	—	—	—	—	(0.4)	—	—	(0.4)	—

Predecessor balance, April 30, 2012	29.8	$0.3	$892.7	$(1.5)	$(1,794.3)	$(1.4)	$26.6	$(877.6)	$—

Successor balance, February 15, 2012 (inception)	—	$—	$—	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	—	—	(8.8)	—	4.9	(3.9)	—
Other comprehensive loss	—	—	—	—	—	(24.4)	(2.0)	(26.4)	—
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	—	26.6	26.6	—
Purchase accounting adjustments related to acquisition of TransUnion Intermediate Holdings, Inc.	—	—	—	—	—	—	87.0	87.0	(0.3)
Reclassification of redeemable non-controlling interests	—	—	—	—	—	—	(17.9)	(17.9)	17.9
Acquisition of Africa subsidiary	—	—	—	—	—	—	1.9	1.9	—
Additional acquisition price for Brazil subsidiary	—	—	—	—	—	—	—	—	0.4
Distributions to noncontrolling interests	—	—	—	—	—	—	(7.2)	(7.2)	—
Purchase of noncontrolling interests	—	—	0.1	—	—	—	—	0.1	(3.3)
Dividends	—	—	—	—	(373.8)	—	—	(373.8)	—
Stock-based compensation	—	—	2.7	—	—	—	—	2.7	—
Issuance of stock	110.2	1.1	1,106.6	—	—	—	—	1,107.7	—
Treasury stock purchased	(0.1)	—	—	(0.7)	—	—	—	(0.7)	—

Successor balance December 31, 2012	110.1	$1.1	$1,109.4	$(0.7)	$(382.6)	$(24.4)	$93.3	$796.1	$14.7

Net income (loss)	—	$—	$—	$—	$(35.1)	$—	$6.8	$(28.3)	$0.1
Other comprehensive loss	—	—	—	—	—	(48.8)	(1.9)	(50.7)	(2.7)
Acquisition of Brazil subsidiary	—	—	—	—	—	—	—	—	7.6
Distributions to noncontrolling interests	—	—	—	—	—	—	(7.8)	(7.8)	(0.2)
Purchase of noncontrolling interests	—	—	0.3	—	—	—	—	0.3	(1.9)
Stock-based compensation	—	—	6.3	—	—	—	—	6.3	—
Issuance of stock	0.4	—	5.2	—	—	—	—	5.2	—
Exercise of stock options	0.1	—	0.6	—	—	—	—	0.6	—
Treasury stock purchased	(0.4)	—	—	(3.4)	—	—	—	(3.4)	—
Purchase accounting adjustments related to acquisition of TransUnion Intermediate Holdings, Inc. subsidiaries	—	—	—	—	—	—	(3.3)	(3.3)	—
Disposal of noncontrolling interests	—	—	—	—	—	—	(0.6)	(0.6)	—
Stockholder contribution	—	—	—	—	—	—	0.1	0.1	—

Successor balance December 31, 2013	110.2	$1.1	$1,121.8	$(4.1)	$(417.7)	$(73.2)	$86.6	$714.5	$17.6

Net income (loss)	—	$—	$—	$—	$(12.5)	$—	$8.4	$(4.1)	$(0.3)
Other comprehensive loss	—	—	—	—	—	(44.3)	(7.5)	(51.8)	(2.0)
Establishment of noncontrolling and redeemable noncontrolling interests	—	—	—	—	—	—	85.1	85.1	8.4
Distributions to noncontrolling interests	—	—	—	—	—	—	(10.1)	(10.1)	(0.3)
Purchase of noncontrolling interests	—	—	(1.4)	—	—	—	(2.0)	(3.4)	—
Stockholder contribution from noncontrolling interests	—	—	—	—	—	—	0.1	0.1	—
Stock-based compensation	—	—	8.0	—	—	—	—	8.0	—
Issuance of stock	0.5	—	8.5	—	—	—	—	8.5	—
Exercise of stock options	0.2	—	1.1	—	—	—	—	1.1	—
Treasury stock purchased	—	—	—	(0.2)	—	—	—	(0.2)	—

Successor balance December 31, 2014	110.9	$1.1	$1,138.0	$(4.3)	$(430.2)	$(117.5)	$160.6	$747.7	$23.4

See accompanying notes to consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2014, 2013, and 2012

1. Significant Accounting and Reporting Policies

Description of Business

TransUnion is a leading global risk and information solutions provider. Our mission is to help people worldwide access opportunities that lead to a higher quality of life. We accomplish this by helping businesses optimize their risk-based decisions and by enabling consumers to better understand and manage their personal information. Businesses embed our solutions into their process workflows to manage risk and to drive better business outcomes. Consumers use our solutions to view their credit profiles and access analytical tools that help them understand and manage their personal information and take precautions against identity theft. We have deep domain expertise across a number of attractive industry verticals, including financial services, insurance and healthcare, as well as a global presence in over 30 countries across North America, Africa, Latin America and Asia.

We obtain financial, credit, alternative credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from over 90,000 data sources, including financial institutions, private databases and public records repositories. We refine, standardize and enhance this data using sophisticated algorithms to create proprietary databases. Our deep analytics expertise, which includes our people as well as tools such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enables businesses and consumers to gain better insights into their risk and financial data. Our decisioning capability, which is generally delivered on a software-as-a-service platform, allows businesses to interpret data and apply their specific qualifying criteria to make decisions and take action with their customers. Collectively, our data, analytics and decisioning capabilities allow businesses to authenticate the identity of consumers, effectively determine the most relevant products for consumers, retain and cross-sell to existing consumers, identify and acquire new consumers and reduce loss from fraud. Similarly, our capabilities allow consumers to see how their credit profiles have changed over time, understand the impact of financial decisions on their credit score and manage their personal information as well as to take precautions against identity theft.

Basis of Presentation

The accompanying consolidated financial statements of TransUnion and subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the periods presented. All significant intercompany transactions and balances have been eliminated.

TransUnion Holding Company, Inc. was formed on February 15, 2012, as a vehicle to acquire TransUnion Corp. on April 30, 2012. On March 26, 2015, TransUnion Holding Company, Inc. was renamed TransUnion and TransUnion Corp. was renamed TransUnion Intermediate Holdings, Inc. (“TransUnion Intermediate”). The historical financial statements and information are presented on a Successor and Predecessor basis. The historical financial information for TransUnion Intermediate reflects the consolidated results of TransUnion Intermediate and its subsidiaries prior to the 2012 Change in Control Transaction (the “Predecessor”). The historical financial information for TransUnion reflects the stand-alone results of its operations from its date of inception and the consolidated results of TransUnion Intermediate and its subsidiaries after April 30, 2012 (the “Successor”).

Unless the context indicates otherwise, any reference in this report to “TransUnion,” the “Company,” “we,” “us,” and “our” refers to TransUnion with its direct and indirect subsidiaries, including TransUnion Intermediate, or to TransUnion Intermediate and its subsidiaries for periods prior to the forming of TransUnion.

2012 Change in Control Transaction

TransUnion was formed by affiliates of Advent International Corporation (“Advent”) and Goldman, Sachs & Co. (“GS”) on February 15, 2012, as a vehicle to acquire 100% of the outstanding common stock of TransUnion Intermediate. On April 30, 2012, pursuant to an Agreement and Plan of Merger, TransUnion acquired TransUnion Intermediate. To partially fund the acquisition, TransUnion issued $600.0 million aggregate principal amount of 9.625%/10.375% senior PIK toggle notes due 2018 (9.625% notes). We refer to these transactions collectively as the “2012 Change in Control Transaction.”

The 2012 Change in Control Transaction was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, with the basis of the assets acquired and liabilities assumed recorded at fair value to reflect the purchase price.

Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management, and when appropriate, recognized or disclosed in the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements of TransUnion include the accounts of TransUnion and all of its majority-owned or controlled subsidiaries. Investments in unconsolidated entities in which the Company has at least a 20% ownership interest, or where it is able to exercise significant influence, are accounted for using the equity method. Nonmarketable investments in unconsolidated entities in which the Company has less than a 20% ownership interest, or where it is not able to exercise significant influence, are accounted for using the cost method and periodically reviewed for impairment.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in accordance with GAAP requires management to make estimates and judgments that affect the amounts reported. We believe that the estimates used in preparation of the accompanying consolidated financial statements are reasonable, based upon information available to management at this time. These estimates and judgments affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the amounts of revenue and expense during the reporting period. Estimates are inherently uncertain and actual results could differ materially from the estimated amounts.

Change in Accounting Estimate

Effective July 1, 2014, we revised the remaining useful lives of certain internal use software, equipment, leasehold improvement and corporate headquarters facility assets to align with the expected completion dates of our strategic initiatives to transform our technology infrastructure and corporate headquarters facility. As a result, depreciation and amortization expense increased by $17.5 million. The impact of this change decreased net income attributable to TransUnion by $11.2 million, or $0.10 per share.

Reclassifications

We have reclassified certain items, which are not material, that are presented in our prior period consolidated financial statements to conform to the current year’s presentation.

Segments

We manage our business and report our financial results in three operating segments: U.S. Information Services (“USIS”); International; and Consumer Interactive (formerly “Interactive”). We also report expenses for Corporate, which provides support services to each operating segment. Details of our segment results are discussed in Note 17, “Operating Segments.”

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the pricing is fixed or determinable and the collectability is reasonably assured. For multiple element arrangements, we separate deliverables into units of accounting and recognize revenue for each unit of accounting based on evidence of each unit’s relative selling price to the total arrangement consideration, assuming all other revenue recognition criteria have been met.

A significant portion of our revenue is derived from providing information services to our customers. This revenue is recognized when services are provided, assuming all criteria for revenue recognition are met. A smaller portion of our revenue relates to subscription-based contracts where a customer pays a predetermined fee for a predetermined, or unlimited, number of transactions or services during the subscription period. Revenue related to subscription-based contracts having a preset number of transactions is recognized as the services are provided, using an effective transaction rate as the actual transactions are completed. Any remaining revenue related to unfulfilled units is not recognized until the end of the related contract’s subscription period. Revenue related to subscription-based contracts having an unlimited volume is recognized straight-line over the contract term.

Deferred revenue generally consists of amounts billed in excess of revenue recognized for the sale of data services, subscriptions and set up fees. Deferred revenue is included in other current liabilities.

Costs of Services

Costs of services include data acquisition and royalty fees, personnel costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses, research and development costs and occupancy costs associated with the facilities where these functions are performed.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions. Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2014 and December 31, 2013, and from the date of inception through December 31, 2012, were $31.3 million, $32.3 million and $19.2 million, respectively. Advertising costs of TransUnion Intermediate Predecessor for the four months ended April 30, 2012 were $15.5 million.

Stock-Based Compensation

Compensation expense for all stock-based compensation awards is determined using the grant date fair value and includes an estimate for expected forfeitures. Expense is recognized on a straight-line basis over the requisite service period of the award, which is generally equal to the vesting period. The details of our stock-based compensation program are discussed in Note 15, “Stock-Based Compensation.”

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by current enacted tax rates. The effect of a tax rate change on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the change. We periodically assess the recoverability of our deferred tax assets, and a valuation allowance is recorded against deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 14, “Income Taxes,” for additional information.

Foreign Currency Translation

The functional currency for each of our foreign subsidiaries is generally that subsidiary’s local currency. We translate the assets and liabilities of foreign subsidiaries at the year-end exchange rate, and translate revenues and expenses at the monthly average rates during the year. We record the resulting translation adjustment as a component of other comprehensive income in stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The exchange rate loss for the years ended December 31, 2014 and December 31, 2013, was $1.1 million and $0.8 million respectively. The exchange rate gain from the date of inception through December 31, 2012 was less than $0.1 million. The exchange rate gain of TransUnion Intermediate Predecessor for the four months ended April 30, 2012 was $0.2 million.

Cash and Cash Equivalents

We consider investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on our historical write-off experience, analysis of the aging of outstanding receivables, customer payment patterns and the establishment of specific reserves for customers in adverse financial condition or for existing contractual disputes. Adjustments to the allowance are recorded as a bad debt expense in selling, general and administrative expenses. Trade receivables are written off against the allowance when they are determined to be no longer collectible. We reassess the adequacy of the allowance for doubtful accounts each reporting period.

Long-Lived Assets

Property, Plant, Equipment and Intangibles

Property, plant and equipment was adjusted to fair value on the date of the 2012 Change in Control Transaction. All subsequent purchases of property, plant and equipment have been recorded at cost. Property, plant and equipment is depreciated primarily using the straight-line method over the estimated useful lives of the assets. Buildings and building improvements are generally depreciated over twenty years. Computer equipment and purchased software are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Other assets are depreciated over five to seven years. Intangibles, other than indefinite-lived intangibles, are amortized using the straight-line method over their economic life, generally three to forty years. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. See Note 2, “Change in Control Transaction,” Note 5, “Property, Plant and Equipment,” and Note 7, “Intangible Assets,” for additional information about these assets.

Internal Use Software

We monitor the activities of each of our internal use software and system development projects and analyze the associated costs, making an appropriate distinction between costs to be expensed and costs to be capitalized. Costs incurred during the preliminary project stage are expensed as incurred. Many of the costs incurred during the application development stage are capitalized, including costs of software design and configuration, development of interfaces, coding, testing and installation of the software. Once the software is ready for its intended use, it is amortized on a straight-line basis over its useful life, generally three to seven years.

Impairment of Long-Lived Assets

We review long-lived assets that are subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. No significant impairment charges were recorded during 2014, 2013, or 2012.

Marketable Securities

We classify our investments in debt and equity securities in accordance with our intent and ability to hold the investments. Held-to-maturity securities are carried at amortized cost, which approximates fair value, and are classified as either short-term or long-term investments based on the contractual maturity date. Earnings from these securities are reported as a component of interest income. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income. Trading securities are carried at fair value, with unrealized gains and losses included in income.

At December 31, 2014 and 2013, the Company’s marketable securities consisted of trading securities and available-for-sale securities. The trading securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. The available-for-sale securities relate to foreign exchange-traded corporate bonds. There were no significant realized or unrealized gains or losses for these securities for any of the periods presented. We follow fair value guidance to measure the fair value of our financial assets as further described in Note 16, “Fair Value.”

We periodically review our marketable securities to determine if there is an other-than-temporary impairment on any security. If it is determined that an other-than-temporary decline in value exists, we write down the investment to its market value and record the related impairment loss in other income. There were no other-than-temporary impairments of marketable securities in 2014, 2013, or 2012.

Goodwill and Other Indefinite-Lived Intangibles

Goodwill and other indefinite-lived intangible assets are allocated to various reporting units, which are an operating segment or one level below an operating segment. We test goodwill and indefinite-lived intangible assets for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded. We use discounted cash flow techniques to determine the fair value of our reporting units and other indefinite-lived intangibles. See Note 6, “Goodwill,” and Note 7, “Intangible Assets,” for additional information about these assets.

Benefit Plans

We maintain a 401(k) defined contribution profit sharing plan for eligible employees. We provide a partial matching contribution and a discretionary contribution based on a fixed percentage of a participant’s eligible compensation. Contributions to this plan for the years ended December 31, 2014 and December 31, 2013, and from the date of inception through December 31, 2012, were $14.1 million, $12.4 million and $6.9 million, respectively. Contributions to this plan by TransUnion Intermediate Predecessor for the four months ended April 30, 2012, were $4.8 million. We also maintain a nonqualified deferred compensation plan for certain key employees. The deferred compensation plan contains both employee deferred compensation and company contributions. These investments are held in the TransUnion Rabbi Trust, and are included in marketable securities in the consolidated balance sheets. The assets held in the Rabbi Trust are for the benefit of the participants in the deferred compensation plan, but are available to our general creditors in the case of our insolvency. The liability for amounts due to these participants is included in other current liabilities and other liabilities in the consolidated balance sheets.

Recently Adopted Accounting Pronouncements

On July 18, 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. ASU No. 2013-11 provides guidance on the presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses or tax credit carryforwards exist. ASU No. 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. This guidance was adopted by the Company effective January 1, 2014, and did not result in a material change in the Company’s consolidated financial statements. See Note 14, “Income Taxes,” for further details regarding the impact of this adoption.

Recent Accounting Pronouncement Not Yet Adopted

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This comprehensive guidance will replace all existing revenue recognition guidance and is effective for annual reporting periods beginning after December 15, 2016, and interim periods therein. We are currently assessing the impact this guidance will have on our consolidated financial statements once it is adopted.

On June 19, 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This update clarifies the accounting for share-based awards with performance targets and is effective for years beginning after December 15, 2015. We are currently assessing the impact this guidance will have on our consolidated financial statements.

2. Change in Control Transaction

2012 Change in Control Transaction

On April 30, 2012, TransUnion Intermediate was acquired by affiliates of Advent and GS for the aggregate purchase price of $1,592.7 plus the assumption of existing debt. As a result, TransUnion Intermediate became a wholly-owned subsidiary of TransUnion In connection with the acquisition, all existing stockholders of TransUnion Intermediate received cash consideration for their shares and all existing option holders received cash consideration based on the value of their options. To partially fund the acquisition, TransUnion issued $600.0 million aggregate principal amount of the 9.625% notes. At the time of the transaction, TransUnion was owned 49.5% by affiliates of Advent, 49.5% by affiliates of GS and 1% by members of management.

Purchase Price Allocation

The fair value of identifiable intangible assets acquired and liabilities assumed was based on many factors including an analysis of historical financial performance and estimates of future performance, and was determined using analytical approaches appropriate to the facts and circumstances, including discounted cash flow and market-based approaches. The allocation of the purchase price to the identifiable assets acquired and liabilities assumed as of April 30, 2012, consisted of the following:

Fair Value
(in millions)
Trade accounts receivable	$162.4
Property and equipment	112.9
Identifiable intangible assets	1,986.4
Goodwill(1)	1,794.8
All other assets	302.3

Total assets acquired	$4,358.8
Existing debt (including fair value adjustment)	(1,710.8)
All other liabilities	(945.4)
Noncontrolling interests	(109.9)

Net assets of acquired company	$1,592.7

(1)	For tax purposes, $128.8 million of goodwill is tax deductible.

The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The purchase price of TransUnion Intermediate exceeded the fair value of the net assets acquired due primarily to growth opportunities and operational efficiencies.

Identifiable Intangible Assets

The fair values of the intangible assets acquired consisted of the following:

	Fair Value	Estimated Useful Life
	(in millions)
Database and credit files	$765.0	15 years
Technology and software	364.6	7 years
Trade names and trademarks	546.1	40 years
Customer relationships	308.0	20 years
Other	2.7	5 years

Total identifiable intangible assets	$1,986.4

The weighted-average useful life of identifiable intangible assets is approximately 21 years.

Acquisition Costs

The Company incurred $36.5 million of acquisition-related costs, including investment banker fees, legal fees, due diligence and other external costs recorded in other income and expense. Of this total, $15.6 million was incurred by the Successor and $20.9 million was incurred by the Predecessor. The Predecessor also incurred $2.7 million of loan fees for a bridge loan prior to the date of acquisition.

3. Business Combinations

TLO

On December 16, 2013, we acquired a 100% ownership interest in certain net assets of TLO, LLC (“TLO”) for $153.4 million in cash. TLO provides data solutions for identity authentication, fraud prevention, and debt recovery. The results of operations of this business have been included as part of the USIS segment in the accompanying consolidated statements of income since the date of acquisition.

Purchase Price Allocation

The fair value of the assets acquired and liabilities assumed consisted of the following:

Fair Value
(in millions)
Other current assets	$0.3
Property and equipment	6.8
Identifiable intangible assets	83.1
Goodwill(1)	69.2

Total assets acquired	$159.4
Total liabilities assumed	(6.0)

Net assets of acquired company	$153.4

(1)	All of the goodwill is deductible for tax purposes.

The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The purchase price of TLO exceeded the fair value of the net assets acquired due primarily to growth opportunities, synergies associated with its internal use software and our existing customer base and brand name, and other technological and operational synergies. Goodwill has been allocated to the USIS segment.

Identifiable Intangible Assets

The fair values of the intangible assets acquired consisted of the following:

	Fair Value	Estimated Useful Life
	(in millions)
Technology and software	$45.8	7 years
Trade names and trademarks	13.2	20 years
Customer relationships	24.1	15 years

Total identifiable intangible assets	$83.1

The weighted-average useful life of identifiable intangible assets is approximately 11 years.

Acquisition Costs

During 2013, the Company incurred $3.7 million of acquisition-related costs for TLO, including banking fees, legal fees, due diligence and other external costs, which were expensed and recorded in other income and expense in the fourth quarter of 2013. Additional TLO acquisition-related costs of $0.5 million were incurred and expensed during 2014.

DHI

On November 12, 2014, we acquired an 87.5% ownership interest in Drivers History Information Sales, LLC (“DHI”). DHI provides traffic violations and criminal court data. The results of operations of DHI, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of acquisition.

L2C

On October 17, 2014, we increased our equity interest in L2C, Inc. (“L2C”) from 11.6% to 100%. L2C provides predictive analytics using alternative data. The results of operations of L2C, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date we obtained control.

CIBIL

During 2014, we increased our equity interest in Credit Information Bureau (India) Limited (“CIBIL”) from 27.5% to 55.0%. This additional purchase gave us control and resulted in our consolidation of CIBIL. CIBIL’s results of operations, which are not material, are included as part of our International segment in our consolidated statements of income since May 21, 2014, the date we obtained control. See note 9, “Investments in Affiliated Companies,” for additional information.

eScan

On September 4, 2013, we acquired 100% ownership of e-Scan Data Systems, Inc. (“eScan”), a business that provides services to healthcare providers to capture uncompensated care costs in their revenue management programs. This acquisition is in line with our strategic objective to invest in the growing healthcare industry. The results of operations of eScan, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of the acquisition.

ZipCode

On March 1, 2013, we acquired 80% ownership in Data Solutions Serviços de Informática Ltda. (“ZipCode”), a Brazilian company that provides data enrichment and registry information services. This acquisition is in line with our strategic objective to invest in growing international regions. The results of operations of ZipCode, which are not material, have been included as part of our International segment in our consolidated statements of income since the date of the acquisition.

4. Other Current Assets

Other current assets consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Deferred income tax assets	$51.2	$22.1
Prepaid expenses	43.4	34.9
Other investments	8.8	—
Deferred financing fees	8.2	6.8
Marketable securities	3.0	—
Income taxes receivable	2.8	6.8
Other	5.3	2.9

Total other current assets	$122.7	$73.5

Other investments are foreign non-negotiable certificates of deposit that we acquired with CIBIL. The majority of these certificates of deposits are in denominations of greater than $0.1 million. As of December 31, 2014, these investments were recorded at their carrying value.

5. Property, Plant and Equipment

Property, plant and equipment, including those acquired by capital lease, consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Computer equipment and furniture	$153.1	$107.8
Building and building improvements	89.0	64.3
Purchased software	59.5	45.3
Land	3.2	3.2

Total cost of property, plant and equipment	304.8	220.6
Less: accumulated depreciation	(123.4)	(70.2)

Total property, plant and equipment, net of accumulated depreciation	$181.4	$150.4

Depreciation expense, including depreciation of assets recorded under capital leases, for the years ended December 31, 2014 and December 31, 2013, and from the date of inception through December 31, 2012, was $56.7 million, $44.0 million and $26.7 million, respectively. Depreciation expense for the Predecessor four months ended April 30, 2012, was $12.4 million.

6. Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis, in the fourth quarter, or on an interim basis if changes in circumstances could reduce the fair value of a reporting unit below its carrying value. Our reporting units are consistent with our operating segments for the U.S. Information Services and Consumer Interactive segments. The reporting units for our International segment are the geographic regions of Africa, Canada, Latin America and Asia.

Our impairment tests are performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic factors and future profitability. Goodwill impairment tests performed during 2014, 2013 and 2012 resulted in no impairment. At December 31, 2014, there was no accumulated goodwill impairment loss.

As a result of the 2012 Change in Control Transaction, the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. See Note 2, “2012 Change in Control Transaction.”

Goodwill allocated to our segments as of December 31, 2014, December 31, 2013, and December 31, 2012, and the changes in the carrying amount of goodwill during those periods consisted of the following:

	USIS	International	Consumer Interactive	Total
	(in millions)
Balance, December 31, 2012	$1,135.3	$532.1	$136.8	$1,804.2
Purchase accounting adjustments	(4.7)	(3.8)	(0.6)	(9.1)
Acquisitions	125.9	25.4	—	151.3
Tax deductible goodwill adjustment	—	(2.1)	—	(2.1)
Foreign exchange rate adjustment	—	(33.9)	—	(33.9)
Sale of Africa subsidiary	—	(0.7)	—	(0.7)

Balance, December 31, 2013	$1,256.5	$517.0	$136.2	$1,909.7
Purchase accounting adjustments	10.3	—	—	10.3
Acquisitions	40.8	92.9	—	133.7
Foreign exchange rate adjustment	—	(29.8)	—	(29.8)

Balance, December 31, 2014	$1,307.6	$580.1	$136.2	$2,023.9

As of December 31, 2014, our estimates of fair value for each reporting unit exceeded the carrying amount of the corresponding reporting unit. The estimated fair value of our Latin America reporting unit exceeded its carrying amount by 5%. A 10% increase in the discount rate or a 10% decrease in the estimated cash flows of the reporting unit could not have resulted in an impairment in any reporting unit other than the Latin America reporting unit.

See Note 2, “Change in Control Transaction,” and Note 3, “Business Combinations,” for information on our purchase accounting adjustments and business acquisitions.

7. Intangible Assets

Intangible assets are initially recorded at their acquisition cost, or fair value if acquired as part of a business combination, and amortized over their estimated useful lives. Increases to the gross amount of intangible assets during 2014 included expenditures to develop internal use software and increases due to business acquisitions, partially offset by the impact of foreign exchange rate adjustments.

Intangible assets consisted of the following:

	December 31, 2014			December 31, 2013
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Database and credit files	$801.3	$(135.8)	$665.5	$761.8	$(84.3)	$677.5
Internal use software	580.0	(187.3)	392.7	510.4	(94.7)	415.7
Customer relationships	392.4	(46.0)	346.4	336.1	(25.8)	310.3
Trademarks, copyrights and patents	571.5	(37.9)	533.6	550.7	(22.2)	528.5
Noncompete and other agreements	2.2	(0.8)	1.4	2.5	(0.5)	2.0

Total intangible assets	$2,347.4	$(407.8)	$1,939.6	$2,161.5	$(227.5)	$1,934.0

All amortizable intangibles are amortized on a straight-line basis over their estimated useful lives. Database and credit files are amortized over a twelve- to fifteen-year period. Internal use software is amortized over a three- to seven-year period. Customer relationships are amortized over a ten- to twenty-year period. Trademarks are generally amortized over a forty-year period. Copyrights, patents, noncompete and other agreements are amortized over varying periods based on their estimated economic life. The increase in gross intangible assets is primarily a result of business acquisitions during 2014. See Note 3, “Business Combinations,” for information on our business acquisitions.

Amortization expense related to intangible assets for the years ended December 31, 2014 and 2013, and from inception through December 31, 2012, was $184.5 million, $142.8 million, and $88.3 million, respectively. Amortization expense for the Predecessor four months ended April 30, 2012, was $16.8 million.

Estimated future amortization expense related to purchased intangible assets at December 31, 2014, is as follows:

Annual Amortization Expense
(in millions)
2015	$214.3
2016	180.1
2017	146.2
2018	134.0
2019	115.6
Thereafter	1,149.4

Total future amortization expense	$1,939.6

8. Other Assets

Other assets consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Investments in affiliated companies	$52.8	$92.4
Deferred financing fees	25.8	29.7
Other investments	18.8	—
Deposits	11.5	15.8
Marketable securities	10.9	9.9
Other	0.1	0.7

Total other assets	$119.9	$148.5

The decrease in investments in affiliated companies was primarily due to our acquisition of a controlling equity interest in CIBIL, which we now consolidate. Other investments include foreign non-negotiable certificates of deposit that we acquired with CIBIL. The majority of these certificates of deposits are in denominations of greater than $0.1 million. As of December 31, 2014, these investments are recorded at their carrying value. See Note 3, “Business Combinations,” and Note 9, “Investments in Affiliated Companies,” for additional information regarding the CIBIL acquisition.

9. Investments in Affiliated Companies

Investments in affiliated companies represent our investment in non-consolidated domestic and foreign entities. These entities are in businesses similar to ours, such as credit reporting, credit scoring and credit monitoring services. These investments are included in other assets in the consolidated balance sheets.

We use the equity method to account for investments in affiliates where we have at least a 20% ownership interest or where we are able to exercise significant influence. For these investments, we adjust the carrying value for our proportionate share of the affiliates’ earnings, losses and distributions, as well as for purchases and sales of our ownership interest.

We use the cost method to account for nonmarketable investments in affiliates where we have less than a 20% ownership interest or where we are not able to exercise significant influence. For these investments, we adjust the carrying value for purchases and sales of our ownership interests.

For all investments, we adjust the carrying value if we determine that an other-than-temporary impairment has occurred. During 2014, we incurred a loss of $4.1 million recorded in our USIS segment on a cost method investment that was liquidated. The loss was included in other income and expense in the consolidated statements of income. We had no impairments of investments in affiliated companies during 2013 or 2012.

Investments in affiliated companies consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Trans Union de México, S.A. (25.69% ownership interest)	$45.0	$50.0
Credit Information Bureau (India) Ltd. (“CIBIL”, 27.5% ownership interest in 2013)	—	28.4
All other equity method investments	6.9	6.1

Total equity method investments	$51.9	$84.5
Total cost method investments	0.9	7.9

Total investments in affiliated companies	$52.8	$92.4

These balances are included in other assets in the consolidated balance sheets.

During 2014, we increased our equity interest in CIBIL to 55.0%, obtained control and began consolidating results of operations of CIBIL as part of our International segment. As a result, CIBIL is no longer an equity method investment.

We remeasured our previously held equity interest in CIBIL at fair value as of the date we obtained control in accordance with the accounting guidance for acquisitions achieved in stages. As a result, we recognized a gain of $21.7 million in other income and expense in the second quarter of 2014.

Earnings from equity method investments, which are included in other non-operating income and expense, and dividends received from equity method investments consisted of the following:

	Successor			Predecessor
	Twelve Months Ended December, 2014	Twelve Months Ended December, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Earnings from equity method investments	$12.5	$13.7	$8.0	$4.1
Dividends received from equity method investments	$9.2	$10.1	$9.3	$0.4

Under SEC Regulation S-X, Rule 4-08(g), our investment in Trans Union de México, S.A. is considered a significant equity method investment. The summarized financial information and earnings for our equity method investments as required by SEC Regulation S-X, Rule 1-02(bb)(i) and (ii) consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Current assets	$57.8	$83.0
Noncurrent assets	$14.7	$24.6
Current liabilities	$18.0	$26.3
Noncurrent liabilities	$0.1	$1.4

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Revenue	$124.9	$132.6	$82.4	$40.9
Operating income	$55.7	$57.7	$34.4	$16.9
Income from continuing operations	$43.9	$48.2	$28.6	$14.1
Net income	$43.9	$48.2	$28.6	$14.1

Dividends received from cost method investments were $0.8 million, $0.7 million, and $0.6 million in 2014 and 2013 and from the date of inception through December 31, 2012, respectively. We received no dividends from cost method investments for the four months ended April 30, 2012. Dividends received from cost method investments have been included in other income and expense.

10. Other Current Liabilities

Other current liabilities consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Accrued payroll	$71.5	$63.7
Accrued interest	20.5	23.1
Accrued legal and regulatory	17.8	13.8
Accrued employee benefits	13.0	9.6
Deferred revenue	8.6	9.1
Other	18.0	14.2

Total other current liabilities	$149.4	$133.5

11. Other Liabilities

Other liabilities consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Retirement benefits	$10.8	$10.4
Unrecognized tax benefits	0.3	4.6
Other	11.0	7.6

Total other liabilities	$22.1	$22.6

12. Debt

Debt outstanding consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Senior secured term loan, payable in quarterly installments through April 9, 2021, including variable interest (4.00% at December 31, 2014) at LIBOR or alternate base rate, plus applicable margin, including original discount (premium) of $4.3 million and $(0.2) million at December 31, 2014, and December 31, 2013, respectively	$1,881.5	$1,123.5
Senior secured revolving line of credit, due on April 9, 2019, variable interest (3.75% at December 31, 2014) at LIBOR or alternate base rate, plus applicable margin	50.0	—
11.375% notes—Senior notes, principal due June 15, 2018, (paid in full in May 2014) semi-annual interest payments, 11.375% fixed interest per annum, including unamortized fair value adjustment of $95.9 million as of December 31, 2013	—	740.9
9.625% notes—Senior unsecured PIK toggle notes, principal due June 15, 2018, semi-annual interest payments, 9.625% fixed interest per annum	600.0	600.0
8.125% notes—Senior unsecured PIK toggle notes, principal due June 15, 2018, semi-annual interest payments, 8.125% fixed interest per annum, including original issuance discount of $1.3 million and $1.7 million at December 31, 2014, and December 31, 2013, respectively	398.7	398.3
Other notes payable	7.4	—
Capital lease obligations	2.3	4.2

Total debt	$2,939.9	$2,866.9
Less short-term debt and current portion of long-term debt	(74.0)	(13.8)

Total long-term debt	$2,865.9	$2,853.1

Excluding potential additional principal payments due on the senior secured credit facility based on excess cash flows of the prior year, scheduled future maturities of total debt at December 31, 2014, was as follows:

(in millions)
2015	$74.0
2016	23.4
2017	19.4
2018	1,019.0
2019	19.0
Thereafter	1,790.7
Unamortized premiums and discounts on notes	(5.6)

Total	$2,939.9

Senior Secured Credit Facility

On June 15, 2010, the Company entered into a senior secured credit facility with various lenders. The credit facility consists of a senior secured term loan and a senior secured revolving line of credit. On April 9, 2014, we refinanced and amended the senior secured credit facility. The refinancing resulted in an increase in the outstanding senior secured term loan from $1,120.5 million to $1,900.0 million. The amendment, among other things, reduced the interest rate floor and margins, reduced the amount available under the senior secured revolving line of credit from $210.0 million to $190.0 million, extended the maturity dates, and changed certain covenant requirements. The additional borrowings were used in part to repay all amounts outstanding under the existing senior secured revolving line of credit and pay fees and expenses associated with the refinancing transaction. On May 9, 2014, the remaining borrowings were used to redeem the entire $645.0 million outstanding balance of the 11.375% notes issued by Trans Union LLC and its wholly-owned subsidiary, TransUnion Financing Corporation, including a prepayment premium and unpaid accrued interest through June 15, 2014. We refer to these transactions collectively as the “2014 Refinancing Transaction.” The early redemption of the 11.375% notes resulted in a net gain of $45.8 million recorded in other income and expense in the consolidated statements of income consisting of the unamortized 2012 Change in Control Transaction fair value increase in the notes of $89.4 million less an early redemption premium and other costs totaling $43.6 million. The senior secured credit facility refinancing resulted in $12.7 million of refinancing fees and other net costs expensed and recorded in other income and expense in the consolidated statements of income.

Interest rates on the refinanced senior secured term loan are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.75% or 3.00% depending on our senior secured net leverage ratio. Under the refinanced senior secured term loan, the Company is required to make principal payments of 0.25% of the refinanced original principal balance at the end of each quarter, with the remaining balance due April 9, 2021. The Company will also be required to make additional payments beginning in 2015 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year.

During the fourth quarter of 2014, the Company borrowed $50.0 million against the senior secured revolving line of credit to partially fund acquisitions. As of December 31, 2014, the entire $50.0 million borrowed against the senior secured revolving line of credit remained outstanding.

Interest rates on the refinanced senior secured revolving line of credit are based on LIBOR unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.50% or 2.75% depending on our senior secured net leverage ratio. There is a 0.375% or 0.50% annual commitment fee, depending on our senior secured net leverage ratio, payable quarterly based on the undrawn portion of the senior secured revolving line of credit. The commitment under the senior secured revolving line of credit expires on April 9, 2019.

With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The senior secured credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all of the loan covenants.

On April 30, 2012, we entered into swap agreements that effectively fixed the interest payments on a portion of the then existing senior secured term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we had designated as cash flow hedges, we pay a fixed rate of interest of 2.033% and receive a variable rate of interest equal to the greater of 1.50% or the three-month LIBOR. The net amount paid or received was recorded as an adjustment to interest expense. As a result of the April 9, 2014, senior secured credit facility amendment, the swaps were no longer expected to be highly effective and no longer qualify for hedge accounting. The total fair value of the swap instruments as of April 9, 2014, of $1.6 million was recorded in other liabilities in the consolidated balance sheet. The corresponding net of tax loss of $1.0 million was recorded in accumulated other comprehensive income and is being amortized to interest expense on a straight-line basis through December 29, 2017, the remaining life of the swaps. Changes in the fair value of the swaps after April 9, 2014 through December 31, 2014, resulted in a loss of $0.3 million recorded in other income and expense.

11.375% Notes

Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation issued $645.0 million principal amount of 11.375% senior unsecured notes due June 15, 2018. On May 9, 2014, the 11.375% notes were fully repaid using proceeds received on the new senior secured term loan.

9.625% Notes

On March 21, 2012, the Company issued $600.0 million principal amount of 9.625%/10.375% senior unsecured PIK toggle notes (“9.625% notes”) due June 15, 2018, in a private placement to certain investors. Pursuant to an exchange offer completed in October 2012, these notes were subsequently registered with the SEC. The Company is required to pay interest on the 9.625% notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes (such increase being referred to as “PIK,” or paid-in-kind interest) to the extent described in the indenture.

The indenture governing the 9.625% notes contains nonfinancial covenants that include restrictions on our ability to pay dividends or distributions, repurchase equity, prepay junior debt, make certain investments, incur additional debt, issue certain stock, incur liens on property, merge, consolidate or sell certain assets, enter into transactions with affiliates, and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to TransUnion. We are in compliance with all covenants under the indenture.

8.125% Notes

On November 1, 2012, the Company issued $400.0 million principal amount of 8.125%/8.875% senior unsecured PIK toggle notes (“8.125% notes”) due June 15, 2018, at an offering price of 99.5% in a private placement to certain investors. Pursuant to an exchange offer completed in August 2013, these notes were subsequently registered with the SEC. The Company is required to pay interest on the 8.125% notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes to the extent described in the indenture.

The indenture governing the 8.125% notes and the nonfinancial covenants are substantially identical to those governing the 9.625% notes. We are in compliance with all covenants under the indenture.

Fair Value of Debt

The estimated fair values of our 9.625% and 8.125% notes as of December 31, 2014, were $613.7 million and $410.2 million, respectively, compared with book values of $600.0 million and $398.7 million, respectively. The fair values of these fixed-rate notes, as determined under Level 2 of the fair-value hierarchy, are measured using quoted market prices of these publicly traded securities. The book value of our variable-rate debt approximates its fair value. The estimated fair value of our debt may not represent the actual settlement value due to redemption premiums and prepayment penalties that we may incur in connection with extinguishing our debt before its stated maturity.

13. Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of shares of common stock during the reported period. Diluted earnings per share reflects the effect of the increase in shares outstanding determined by using the treasury stock method for awards issued under our long-term incentive stock plans. There were 7.7 million, 7.1 million, and 6.5 million anti-dilutive stock based awards outstanding at December 31, 2014, December 31, 2013 and December 31 2012, respectively, including contingently issuable market-based stock options. These awards were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. Basic and diluted weighted average shares outstanding and earnings per share for the years ended December 31, 2014 and 2013, from the date of inception through December 31, 2012, and four months ended April 30, 2012, were as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Earnings per share—basic
Earnings available to common shareholders	$(12.5)	$(35.1)	$(8.8)	$(54.9)
Weighted average shares outstanding	110.5	109.9	109.7	29.8

Earnings per share—basic	$(0.11)	$(0.32)	$(0.08)	$(1.84)

Earnings per share—diluted
Earnings available to common shareholders	$(12.5)	$(35.1)	$(8.8)	$(54.9)
Dilutive impact of stock-based awards	—	—	—	—
Weighted average shares outstanding	110.5	109.9	109.7	29.8

Earnings per share—diluted	$(0.11)	$(0.32)	$(0.08)	$1.84

14. Income Taxes

The provision (benefit) for income taxes on income (loss) from operations consisted of the following:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Federal
Current	$(0.1)	$0.1	$0.1	$1.0
Deferred	(15.9)	(15.5)	(3.0)	(16.1)
State
Current	0.4	—	(0.5)	0.1
Deferred	0.1	(0.3)	(0.3)	(1.5)
Foreign
Current	23.1	18.4	12.1	5.7
Deferred	(5.0)	(0.4)	(1.8)	(0.7)

Total provision (benefit) for income taxes	$2.6	$2.3	$6.6	$(11.5)

The components of income (loss) from operations before income taxes consisted of the following:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Domestic	$(54.1)	$(72.9)	$(33.3)	$(79.5)
Foreign	52.3	47.0	36.0	15.6

Total income (loss) from operations before income taxes	$(1.8)	$(25.9)	$2.7	$(63.9)

The effective income tax rate reconciliation consisted of the following:

	Successor						Predecessor
	Twelve Months Ended December 31, 2014		Twelve Months Ended December 31, 2013		From Date of Inception Through December 31, 2012		Four Months Ended April 30, 2012
	(in millions)
Income taxes at 35% statutory rate	$(0.6)	35.0%	$(9.1)	35.0%	$0.9	35.0%	$(22.4)	35.0%
Increase (decrease) resulting from:
State taxes	0.4	(23.9)%	(0.1)	0.4%	(0.9)	(35.0)%	(1.4)	2.2%
Foreign rate differential	(1.8)	98.7%	(0.9)	3.5%	(4.0)	(148.1)%	(1.2)	1.9%
Change in control transaction expenses	—	—	—	—	1.8	66.7%	2.7	(4.2)%
Application of indefinite reinvestment assertion to foreign earnings	5.6	(308.4)%	15.1	(58.0)%	4.3	159.2%	8.1	(12.7)%
Impact of foreign dividends	—	(1.6)%	(1.7)	6.4%	5.0	185.2%	2.0	(3.1)%
Other	(1.0)	56.0%	(1.0)	3.9%	(0.5)	(18.6)%	0.7	(1.1)%

Total	$2.6	(144.2)%	$2.3	(8.8)%	$6.6	244.4%	$(11.5)	18.0%

For 2014 and 2013, we reported a loss before income taxes with income tax expense, resulting in a negative effective tax rate for both periods. This rate was lower than the 35% U.S. federal statutory rate due primarily to tax on our foreign earnings that are not considered indefinitely reinvested outside the United States.

For the period of inception through December 31, 2012, the effective tax rate was 244.4%. This rate was higher than the 35% U.S. federal statutory rate due primarily to the lapse of the look-through rule and the reduction in available foreign tax credits, the unfavorable impact of changes to our accrual on certain undistributed earnings of the Company’s controlled foreign subsidiaries and tax non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction, partially offset by a favorable tax rate differential on the Company’s foreign earnings.

For the four months ended April 30, 2012, TransUnion Intermediate Predecessor reported a loss before income taxes. The effective tax rate for this period of 18.0% was lower than the 35% U.S. statutory rate due primarily to the impact of recording tax expense on our undistributed foreign earnings, the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

Effective January 1, 2012, the look-through provision under subpart F of the United States Internal Revenue Code expired. Consequently, beginning in 2012, we recorded tax expense for the U.S. income tax we would incur in the absence of the look-through rule. As part of the American Taxpayer Relief Act of 2012 enacted into law on January 2, 2013, the look-through provision was retroactively reinstated to January 1, 2012, and we reversed the tax expense we recorded for subpart F in 2012 during the first quarter of 2013. The look-through rule is effective for 2014 as well.

As a result of the 2012 Change in Control Transaction and increased debt service requirements resulting from the additional debt incurred by TransUnion, we asserted at December 31, 2012, that all undistributed foreign earnings from certain controlled foreign corporations accumulated as of April 30, 2012, were not indefinitely reinvested outside the United States. Accordingly, in 2012 we recorded a deferred tax liability for the full estimated U.S. tax cost, net of related foreign tax credits, associated with remitting these earnings back to the United States. In 2014, we modified this assertion due to changes in the Company’s capital structure. We now assert that $118.7 million of earnings from our Canadian, South African and Netherlands subsidiaries and CIBIL are not indefinitely reinvested outside the United States.

Components of net deferred income tax consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Deferred income tax assets:
Compensation	$9.8	$6.8
Employee benefits	7.8	6.3
Legal reserves and settlements	5.3	3.5
Hedge investments	0.7	0.4
Financing related costs	3.6	39.4
Loss and credit carryforwards	110.7	72.5
Other	8.6	8.6

Gross deferred income tax assets	146.5	137.5
Valuation allowance	(42.1)	(25.9)

Total deferred income tax assets, net	$104.4	$111.6

Deferred income tax liabilities:
Depreciation and amortization	$(663.3)	$(647.3)
Investments in affiliated companies	(15.0)	(17.1)
Taxes on undistributed foreign earnings	(50.4)	(57.1)
Other	(1.3)	(4.9)

Total deferred income tax liability	(730.0)	(726.4)

Net deferred income tax liability	$(625.6)	$(614.8)

The temporary differences resulting from differing treatment of items for tax and accounting purposes results in deferred tax assets and liabilities. If deferred tax assets are not likely to be recovered in future years, a valuation allowance is recorded. During 2014, our valuation allowance increased $16.2 million primarily due to the current year foreign tax credit carryforward. As of December 31, 2014 and 2013, a valuation allowance of $42.1 million and $25.9 million, respectively, was recorded against the deferred tax assets generated by capital loss, foreign loss and foreign tax credit carryforwards. Our capital loss carryforwards will expire over the next five years, our U.S. net operating loss carryforward will expire in twenty years, and our foreign loss and foreign credit carryforwards will expire over the next ten years.

No provision has been made for U.S. income taxes or foreign withholding taxes on $141.7 million of unremitted earnings from certain non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in operations outside the United States. It is impractical at this time to determine the tax impact if these earnings were distributed. Remitting these earnings to the United States would result in additional tax expense.

The total amount of unrecognized tax benefits as of December 31, 2014 and 2013, was $1.9 million and $4.6 million, respectively. The amount of unrecognized tax benefits as of December 31, 2014 and 2013, which would affect the effective tax rate if recognized, was $0.3 million and $4.6 million, respectively.

The total amount of unrecognized tax benefits consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
Balance as of beginning of period	$4.6	$4.9
Reductions for tax positions of prior years	—	(0.1)
Reductions relating to settlement and lapse of statute	(2.7)	(0.2)

Balance as of end of period	$1.9	$4.6

We classify interest on unrecognized tax benefits as interest expense and tax penalties as other income or expense in the consolidated statements of income. We classify any interest or penalties related to unrecognized tax benefits as other liabilities in the consolidated balance sheets. Interest expense related to taxes was insignificant for the years ended December 31, 2014 and 2013. The accrued interest payable for taxes as of December 31, 2014 and 2013, was $0.9 million and $0.7 million, respectively. There was no significant expense recognized, or significant liability recorded, for tax penalties as of December 31, 2014 or 2013.

We are regularly audited by federal, state, local and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amount of unrecognized tax benefits. An estimate of the range of the increase or decrease in unrecognized tax benefits due to audit results cannot be made at this time. As of December 31, 2014, tax years 2006 and forward remained open for examination in some state and foreign jurisdictions and tax years 2009 and forward remained open for the federal purposes. The Internal Revenue Service has issued its final Revenue Agent’s Report to the Company for its 2009 through 2011 tax years. We have evaluated the issues raised and, where appropriate, made adjustments in 2014 where we determined that we did not have a more likely than not probability of prevailing upon appeal.

15. Stock-Based Compensation

In connection with the 2012 Change in Control Transaction, the 2010 Management Equity Plan (the “2010 Plan”) was cancelled and replaced with the TransUnion Holding Company, Inc. 2012 Management Equity Plan (the “2012 Plan”) as approved by stockholders. Under the 2012 Plan, stock-based awards may be issued to executive officers, employees and independent directors of the Company. A total of 9.1 million shares have been authorized for grant under the 2012 Plan. As of December 31, 2014, 0.4 million shares remain available for future issuance under the 2012 plan.

For the years ended December 31, 2014, and December 31, 2013, and from the date of inception through December 31, 2012, we recognized stock-based compensation of $10.6 million, $6.9 million, and $3.0 million, respectively, with related income tax benefits of approximately $3.8 million, $2.5 million and $1.1 million, respectively. For the four months ended April 30, 2012, TransUnion Intermediate Predecessor recognized $90.0 million stock-based compensation with related income tax benefits of approximately $32.4 million.

In connection with the 2012 Change in Control Transaction, all outstanding awards under the 2010 Plan immediately vested and TransUnion Intermediate Predecessor recognized $88.0 million of accelerated stock-based compensation, with a related income tax benefit of approximately $31.7 million. All options outstanding were then cancelled and existing option holders received $91.2 million in cash consideration for the value of their options.

Stock Options

Stock-options granted under the 2012 Plan have a ten-year term. For stock options granted to employees, 40% generally vest based on the passage of time (service condition options), and 60% vest based on the passage of time and meeting certain shareholder return on investment conditions (market condition options). All stock options granted to independent directors vest based on the passage of time.

Service condition options are valued using the Black-Scholes valuation model and vest over a five-year service period, with 20% generally vesting one year after the grant date, and 5% vesting each quarter thereafter. Compensation costs for the service condition awards are recognized on a straight-line basis over the requisite service period for the entire award. Market condition options are valued using a risk-neutral Monte Carlo valuation model, with assumptions similar to those used to value the service condition awards, and vest over a five-year service period, contingent on meeting the market conditions.

The assumptions used to value the service condition options and the weighted-average grant date fair value for the periods presented were as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
Service condition options:
Dividend yield	—	—	—	—
Expected volatility	55%-60%	60%-70%	59%	30%
Risk-free interest rate	0.9%-2.3%	0.9%-1.0%	0.9%	2.4%
Expected life, in years	5.9-6.4	5.9-6.1	6.2	6.5
Weighted-average grant date fair value	$8.16	$5.61	$4.97	$15.74

Market condition options:
Weighted-average grant date fair value	$7.45	$5.19	$4.08	$15.15

The dividend yield was estimated to be zero because we do not expect to pay dividends in the future. The expected volatility was estimated based on comparable company volatility. The risk-free interest rate was derived from the constant maturity treasury curve for terms matching the expected life of the award. The expected life was calculated using the simplified method described in SAB No. 110 because we do not have sufficient historical data related to exercise behavior.

In connection with a special dividend of $3.41 per common share paid on November 1, 2012, the Compensation Committee of the Board of Directors approved an equitable adjustment to reduce the exercise price of options outstanding at November 9, 2012, from $10.07 to $6.65 per share. Since the Company’s options do not contain mandatory anti-dilution provisions, the adjustment was treated as a modification of the options’ terms and conditions, resulting in $2.8 million of additional compensation expense that is being recognized over the remaining requisite service period as of the modification date.

Stock option activity as of and for the years ended December 31, 2014 and December 31, 2013, consisted of the following:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
	(in millions, except share and per share information)
Outstanding at December 31, 2013	7,106,389	$7.46	8.8	$28.2
Granted	1,461,865	$14.76
Exercised	(164,484)	$6.65
Forfeited	(717,973)	$8.64
Expired	(1,350)	$6.65

Outstanding at December 31, 2014	7,684,447	$8.83	8.2	$65.8

Vested and expected to vest at December 31, 2014	7,022,716	$8.83	8.2	$60.2
Exercisable at December 31, 2014	995,418	$7.17	7.9	$10.3

As of December 31, 2014, stock-based compensation expense remaining to be recognized in future years related to options, excluding an estimate for forfeitures, was $11.3 million for service condition options and $15.5 million for market condition options, with weighted-average recognition periods of 3.5 years and 2.7 years, respectively. During 2014, cash received from the exercise of stock options was $1.1 million with a tax benefit realized from these exercises of approximately $0.1 million.

The intrinsic value of options exercised and the fair value of options vested for the periods presented are as follows:

	Successor			Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	From Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Intrinsic value of options exercised	$1.1	$0.5	$—	$—
Total fair value of options vested	$3.0	$3.7	$—	$18.2

For the four months ended April 30, 2012, the total fair value of options vested includes the fair value of options that vested in connection with the 2012 Change in Control Transaction.

Stock Appreciation Rights

During the years ended December 31, 2014, and December 31, 2013, and from the date of inception through December 31, 2012, the Company granted 0.1 million, 0.1 million and 0.9 million stock appreciation rights (“SARs”), respectively, with weighted-average exercise prices of $14.58,

$9.52 and $6.65, respectively. The SARs have a ten-year term, with 40% vesting over a five-year service period and 60% vesting over a five-year service period contingent on meeting certain market conditions. The SARs provide for cash settlement and are being accounted for as liability awards, with expense recognized based on the award’s fair value and the percentage of requisite service rendered at the end of each reporting period.

In connection with a special dividend of $3.41 per common share paid on November 1, 2012, the Compensation Committee of the Board of Directors approved an equitable adjustment to reduce the exercise price of the SARs outstanding at November 9, 2012, from $10.07 to $6.65 per share.

As of December 31, 2014, 0.1 million SARs had vested, 0.2 million SARs had been forfeited, and 0.1 million SARs had been exercised. During 2014, $0.1 million of share-based liabilities were paid for SARs that were exercised during the year. Stock-based compensation expense remaining to be recognized in future years related to SARs was $3.9 million based on the fair value of the awards at December 31, 2014.

Restricted Stock

During 2012, the Company granted 25,082 shares of restricted stock that cliff vest after three years under the 2012 Management Equity Plan. During 2014 and 2013, there we no new grants or forfeitures and none of the restricted stock vested. The weighted average grant date fair value was $6.65. As of December 31, 2014, stock-based compensation expense remaining to be recognized in future years related to restricted stock was $0.1 million with a weighted-average recognition period of one year.

In connection with a special dividend of $3.41 per common share paid on November 1, 2012, the grant date fair value of restricted stock issued was reset from $10.07 to $6.65 per share.

16. Fair Value

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
	(in millions)
Assets
Trading securities	$10.9	$6.6	$4.3	$—
Available for sale securities	3.0	—	3.0	—

Total	$13.9	$6.6	$7.3	$—

Liabilities
Contingent obligation	$(5.0)	$—	$—	$(5.0)
Interest rate swaps	(2.0)	—	(2.0)	—

Total	$(7.0)	$—	$(2.0)	$(5.0)

Level 1 instruments consist of exchange-traded mutual funds. Exchange-traded mutual funds are trading securities valued at their current market prices. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants.

Level 2 instruments consist of pooled separate accounts, foreign exchange-traded corporate bonds and interest rate swaps. Pooled separate accounts are designated as trading securities valued at net asset values. These securities relate to the nonqualified deferred compensation plan held in trust for the benefit of plan participants. Foreign exchange-traded corporate bonds are available-for-sale securities valued at their current quoted prices. These securities mature between 2027 and 2033. Interest rate swaps fair values are determined using standard valuation models with market-based observable inputs including forward and spot exchange rates and interest rate curves. See Note 12, “Debt” for additional information regarding interest rate swaps.

Unrealized gains and losses on trading securities are included in net income, while unrealized gains and losses on available for sale securities are included in other comprehensive income. There were no significant realized or unrealized gains or losses on our securities for any of the periods presented.

Level 3 instruments consist of contingent obligations related to recent acquisitions with maximum payouts totaling $19.5 million. These obligations are contingent upon meeting certain performance requirements in 2015 and 2016. The fair values of these obligations were determined based on an income approach, using our current expectations of the future earnings of the acquired entities. We assess the fair value of these obligations each reporting period with any changes reflected as gains or losses in selling, general and administrative expenses in the consolidated statements of income. During 2014, we recorded an expense of $1.5 million as a result of changes to the fair value of these obligations.

17. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies.”

We evaluate the performance of segments based on revenue and operating income. Intersegment sales and transfers have been eliminated and were not material.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (“USIS”) provides consumer reports, risk scores, analytical services and decisioning capabilities to businesses. These businesses use our services to acquire new customers, assess consumer ability to pay for services, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. These core capabilities and delivery platforms in our USIS segment allow us to serve a broad set of customers and business issues. We offer our services to customers in the financial services, insurance, healthcare and other industries.

International

The International segment provides services similar to our USIS segment to businesses in select regions outside the U.S. Depending on the maturity of the credit economy in each country; services may include credit reports, analytics and decisioning services and other value-added risk management services. In addition, we have insurance, business and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered by our Consumer Interactive segment that help consumers proactively manage their personal finances.

Consumer Interactive

Consumer Interactive offers solutions in the United States that help consumers manage their personal finances and take precautions against identity theft. Services in this segment include credit reports and scores, credit monitoring, fraud protection and resolution and financial management. Our products are provided through user friendly online and mobile interfaces and supported by educational content and customer support. Our Consumer Interactive segment serves over 35 million consumers through both direct and indirect channels.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information consisted of the following:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
Revenue
U.S. Information Services	$818.6	$740.6	$487.4	$238.1
International	255.5	238.9	157.8	76.6
Consumer Interactive	230.6	203.7	121.8	58.3

Total	$1,304.7	$1,183.2	$767.0	$373.0

Operating income (loss)
U.S. Information Services	$112.8	$154.7	$121.9	$33.2
International	22.2	19.5	19.1	5.3
Consumer Interactive	85.5	65.6	48.7	13.0
Corporate	(92.1)	(70.6)	(48.5)	(51.7)

Total	$128.4	$169.2	$141.2	$(0.2)

Reconciliation of operating income (loss) to income (loss) from operations before income tax:
Operating income from segments	$128.4	$169.2	$141.2	$(0.2)
Non-operating income and expense	(130.2)	(195.1)	(138.5)	(63.7)

Income (loss) from operations before income tax	$(1.8)	$(25.9)	$2.7	$(63.9)

Earnings from equity method investments, included in non-operating income and expense was as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
U.S. Information Services	$1.2	$1.4	$0.9	$0.5
International	11.3	12.3	7.1	3.6

Total	$12.5	$13.7	$8.0	$4.1

Total assets, by segment, consisted of the following:

	December 31, 2014	December 31, 2013
	(in millions)
U.S. Information Services	$2,932.8	$2,894.7
International	1,268.1	1,166.8
Consumer Interactive	268.8	268.3
Corporate	196.1	162.5

Total	$4,665.8	$4,492.3

Cash paid for capital expenditures, by segment, was as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
U.S. Information Services	$99.6	$46.9	$30.8	$14.3
International	30.1	17.1	8.6	2.4
Consumer Interactive	5.3	3.9	2.8	1.3
Corporate	20.2	13.8	6.6	2.4

Total	$155.2	$81.7	$48.8	$20.4

Depreciation and amortization expense by segment was as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
U.S. Information Services	$174.3	$129.3	$78.9	$22.3
International	51.0	39.9	25.8	3.7
Consumer Interactive	10.3	8.9	5.2	1.3
Corporate	5.6	8.7	5.1	1.9

Total	$241.2	$186.8	$115.0	$29.2

Percentage of revenue based on the country where it was earned, was as follows:

	Successor			Predecessor
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012	Four Months Ended April 30, 2012
	(in millions)
United States	80%	80%	79%	79%
South Africa	6%	6%	7%	8%
Canada	5%	5%	5%	6%
Other	9%	9%	9%	7%

Percentage of long-lived assets, other than financial instruments and deferred tax assets, based on the location of the legal entity that owns the asset, was as follows:

	Percent of Long-Lived Assets
Country	2014	2013	2012
United States	82%	85%	81%
South Africa	3%	3%	5%
Canada	3%	3%	4%
Other	12%	9%	10%

18. Commitments

Future minimum payments for noncancelable operating leases, purchase obligations and other liabilities of the Company in effect as of December 31, 2014, are payable as follows:

	Operating Leases	Purchase Obligations	Total
	(in millions)
2015	$12.8	$182.0	$194.8
2016	9.9	31.9	41.8
2017	7.0	11.1	18.1
2018	5.4	6.7	12.1
2019	5.0	1.1	6.1
Thereafter	11.8	2.5	14.3

Totals	$51.9	$235.3	$287.2

Purchase obligations include $106.5 million of trade accounts payable that were included in our balance sheet as of December 31, 2014. Purchase obligations include commitments for outsourcing services, royalties, data licenses, maintenance and other operating expenses. Rental expense related to operating leases was $13.4 million, $11.0 million, and $7.4 million for the years ended December 31, 2014, and December 31, 2013, and from date of inception through December 31, 2012, respectively. Rental expense related to operating leases was $3.7 million of TransUnion Intermediate Predecessor for the four months ended April 30, 2012.

Licensing Agreements

We have agreements with Fair Isaac Corporation to license credit-scoring algorithms and the right to sell credit scores derived from those algorithms. Payment obligations under these agreements vary due to factors such as the volume of credit scores we sell, what type of credit scores we sell, and how our customers use the credit scores. There are no minimum payments required under these licensing agreements. However, we do have a significant level of sales volume related to these credit scores.

19. Contingencies

Litigation

In the ordinary course of business, we are routinely named as defendants in, or parties to, various legal actions and proceedings relating to our current or past business operations. These actions generally assert claims for violations of federal or state credit reporting, consumer protection or privacy laws, or common law claims related to privacy, libel, slander or the unfair treatment of consumers, and may include claims for substantial or indeterminate compensatory or punitive damages, or injunctive relief, and may seek business practice changes. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we routinely receive requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our activities. We regularly review all litigation and regulatory matters to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened legal and regulatory matters are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of legal and regulatory matters, however, the actual costs of resolving litigation and regulatory matters may be substantially higher than the amounts reserved for those matters, and an adverse outcome in certain of these matters could have a material adverse effect on our financial results. Legal fees incurred in connection with ongoing litigation are considered a period cost and are expensed as incurred.

As of December 31, 2014 and 2013, we accrued $17.8 million and $13.8 million, respectively, for anticipated claims. These amounts were recorded in other accrued liabilities in the consolidated balance sheets and the associated expenses were recorded in selling, general and administrative expenses in the consolidated statements of income.

20. Related-Party Transactions

Stockholder Agreement

In connection with the 2012 Change in Control Transaction, TransUnion, GS and Advent entered into the Major Stockholders’ Agreement. Under the terms of the agreement, GS and Advent have the right to appoint all members of TransUnion’s board of directors.

Consulting Agreement

In connection with the 2012 Change in Control Transaction, TransUnion, GS and Advent entered into a consulting agreement. Under the terms of the agreement, GS and Advent are to receive an advisory fee of $0.3 million each, increasing 5% annually, in exchange for services provided, including (i) general executive and management services; (ii) identification, support, negotiation and analysis of acquisitions and dispositions; (iii) support, negotiation and analysis of financing alternatives, including in connection with acquisitions, capital expenditures and refinancing of existing debt; (iv) finance functions, including assistance in the preparation of financial projections and monitoring of compliance with financing agreements; (v) human resources functions, including searching and recruiting of executives; and (vi) other services as mutually agreed upon. For the years ended December 31, 2014 and December 31, 2013, and from the date of inception through December 31, 2012, we incurred fees from Advent totaling $0.3 million, $0.3 million, and $0.1 million, respectively. For the years ended

December 31, 2014 and December 31, 2013, and from the date of inception through December 31, 2012, we incurred fees from GS totaling $0.3 million, $0.3 million, and $0.1 million, respectively.

In connection with his resignation as President and Chief Executive Officer of the Company, TransUnion and Siddharth N. (Bobby) Mehta, a director of the Company, entered into a consulting agreement, dated December 6, 2012, pursuant to which Mr. Mehta provides advice and consultation to assist Mr. Peck in the transition of duties as Chief Executive Officer and to Mr. Peck and the Board of Directors with respect to the Company’s strategic operating plan and strategic opportunities or transactions considered by the Company from time to time. Pursuant to the terms of the agreement, Mr. Mehta receives a consulting services fee of $0.2 million on or before January 10 of each year during the term of the agreement. Either party may terminate the agreement by providing notice of non-renewal at least sixty (60) days prior to the end of the then-current term.

Other Fees

In connection with the 2012 Change in Control Transaction and the issuance of the 8.125% notes, in 2012, we paid acquisition-related and underwriting fees of $11.9 million and $0.2 million to affiliates of GS and Advent, respectively, and TransUnion Intermediate Predecessor paid $1.4 million of acquisition-related fees to affiliates of GS.

Legal Services

TransUnion paid $0.5 million from the date of inception through December 31, 2012, and TransUnion Intermediate Predecessor paid $0.1 million for the four months ended April 30, 2012, to the law firm of Neal, Gerber & Eisenberg LLP for legal services. Marshall E. Eisenberg, a partner in the law firm, is a co-trustee of certain Pritzker family U.S.-based trusts that beneficially owned in excess of 5% of the Company’s common stock prior to the 2012 Change in Control Transaction.

TransUnion paid $0.4 million from the date of inception through December 31, 2012, and TransUnion Intermediate Predecessor paid $3.5 million for the four months ended April 30, 2012, to the law firm of Latham and Watkins LLP. Michael A. Pucker, a partner in the law firm, is an immediate family member of a co-trustee of certain Pritzker family U.S.-based trusts that beneficially owned in excess of 5% of the Company’s common stock prior to the 2012 Change in Control Transaction.

Payables

Other liabilities at December 31, 2014 and 2013, included $3.2 million, owed to certain Pritzker family business interests related to tax indemnification payments arising in connection with the 2010 change in control transaction. This amount is subject to future adjustments based on a final determination of tax expense.

Issuances of Common Stock

During 2014, the Company sold an aggregate of 257,576 shares of common stock at a purchase price of $17.40 per share to Executive Officers of the Company.

During 2013, the Company sold an aggregate of 87,566 and 26,326 shares of common stock at a purchase price of $11.42 and $6.65 per share, respectively, to Executive Officers of the Company. During 2012, the Company sold an aggregate of 424,800 shares of common stock at a price of $6.65 per share to Executive Officers of the Company.

Investment Purchase

During 2014, the Company had no purchases of common stock from current or former Executive Officers of the Company. During 2013, the Company purchased an aggregate of 109,623 and 297,955 shares of common stock at a price of $11.42 and $6.65 per share, respectively, from former Executive Officers of the Company. During 2012, the Company purchased an aggregate of 69,625 shares of common stock at a price of $10.07 from a former Executive Officer of the Company.

21. Quarterly Financial Data (Unaudited)

The quarterly financial data for 2013 and 2014 consisted of the following:

	Three Months Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	(in millions)
Revenue	$335.6	$338.2	$327.5	$303.4
Operating income	20.4	40.8	32.4	34.8
Net income (loss)	(10.7)	(0.1)	19.9	(13.5)
Net income (loss) attributable to TransUnion	(13.1)	(2.6)	17.9	(14.7)
Earnings per share:
Basic	$(0.12)	$(0.02)	$0.16	$(0.13)
Diluted	$(0.12)	$(0.02)	$0.16	$(0.13)

	Three Months Ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	(in millions)
Revenue	$292.4	$299.5	$300.8	$290.5
Operating income	36.2	49.3	39.5	44.2
Net income (loss)	(15.7)	(1.4)	(6.1)	(5.0)
Net income (loss) attributable to TransUnion	(17.6)	(3.4)	(7.8)	(6.3)
Earnings per share:
Basic	$(0.16)	$(0.03)	$(0.07)	$(0.06)
Diluted	$(0.16)	$(0.03)	$(0.07)	$(0.06)

22. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss), net of tax:

	Foreign Currency Translation Adjustment	Net Unrealized Gain/(Loss) On Hedges	Net Unrealized Gain/(Loss) On Available-for- sale	Accumulated Other Comprehensive Income / (Loss)
	(in millions)
Predecessor balance, December 31, 2011	$(3.6)	$—	$—	$(3.6)
Change	2.2	—	—	2.2

Predecessor balance, April 30, 2012	$(1.4)	$—	$—	$(1.4)
Purchase accounting adjustments	1.4	—	—	1.4
Change	(20.7)	(3.7)	—	(24.4)

Successor balance, December 31, 2012	$(20.7)	$(3.7)	$—	$(24.4)
Change	(51.9)	3.1	—	(48.8)

Successor balance, December 31, 2013	$(72.6)	$(0.6)	$—	$(73.2)
Change	(44.2)	(0.2)	0.1	(44.3)

Successor balance, December 31, 2014	$(116.8)	$(0.8)	$0.1	$(117.5)

21. Subsequent Events

On March 26, 2015, TransUnion Holding Company, Inc. was renamed TransUnion and TransUnion Corp. was renamed TransUnion Intermediate Holdings, Inc., as reflected in these financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except per share data)

	March 31, 2015	December 31, 2014
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$87.0	$77.9
Trade accounts receivable, net of allowance of $3.0 and $2.4	211.7	200.4
Other current assets	129.6	122.7

Total current assets	428.3	401.0
Property, plant and equipment, net of accumulated depreciation and amortization of $132.9 and $123.4	176.1	181.4
Goodwill, net	2,009.0	2,023.9
Other intangibles, net of accumulated amortization of $459.5 and $407.8	1,891.9	1,939.6
Other assets	109.0	119.9

Total assets	$4,614.3	$4,665.8

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$102.8	$106.5
Short-term debt and current portion of long-term debt	112.8	74.0
Other current liabilities	115.4	149.4

Total current liabilities	331.0	329.9
Long-term debt	2,863.6	2,865.9
Deferred taxes	663.4	676.8
Other liabilities	24.0	22.1

Total liabilities	3,882.0	3,894.7
Redeemable noncontrolling interests	13.0	23.4
Stockholders’ equity:
Common stock, $0.01 par value; 200.0 million shares authorized at March 31, 2015 and December 31, 2014, 111.5 million and 111.4 shares issued at March 31, 2015 and December 31, 2014, respectively, and 111.0 million shares and 110.9 million shares outstanding as of March 31, 2015 and December 31, 2014	1.1	1.1
Additional paid-in capital	1,141.2	1,138.0
Treasury stock at cost; 0.5 million shares at March 31, 2015 and December 31, 2014, respectively	(4.3)	(4.3)
Accumulated deficit	(436.8)	(430.2)
Accumulated other comprehensive loss	(145.0)	(117.5)

Total TransUnion stockholders’ equity	556.2	587.1
Noncontrolling interests	163.1	160.6

Total stockholders’ equity	719.3	747.7

Total liabilities and stockholders’ equity	$4,614.3	$4,665.8

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Income (Loss) (Unaudited)

(in millions, except per share data)

	Three Months Ended March 31,
	2015	2014
Revenue	$353.1	$303.4
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	125.6	120.9
Selling, general and administrative	121.9	96.2
Depreciation and amortization	69.1	51.5

Total operating expenses	316.6	268.6
Operating income	36.5	34.8
Non-operating income and expense
Interest expense	(44.8)	(50.8)
Interest income	0.9	0.5
Earnings from equity method investments	2.3	3.6
Other income and (expense), net	(2.3)	(1.7)

Total non-operating income and expense	(43.9)	(48.4)
Loss before income taxes	(7.4)	(13.6)
Benefit for income taxes	3.0	0.1

Net loss	(4.4)	(13.5)
Less: net income attributable to the noncontrolling interests	(2.2)	(1.2)

Net loss attributable to TransUnion	$(6.6)	$(14.7)

Earnings per share:
Basic	$(0.06)	$(0.13)

Diluted	$(0.06)	$(0.13)

Weighted average shares outstanding:
Basic	111.0	110.3

Diluted	111.0	110.3

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in millions)

	Three Months Ended March 31,
	2015	2014
Net loss	$(4.4)	$(13.5)
Other comprehensive income (loss):
Foreign currency translation:
Foreign currency translation adjustment	(26.9)	(11.2)
(Expense) Benefit for income taxes	(0.1)	3.5

Foreign currency translation, net	(27.0)	(7.7)
Interest rate swaps:
Net unrealized loss	—	(0.2)
Amortization of accumulated loss	(0.1)	—
Benefit for income taxes	—	0.1

Interest rate swaps, net	(0.1)	(0.1)
Total other comprehensive loss, net of tax	(27.1)	(7.8)

Comprehensive loss	(31.5)	(21.3)
Less: comprehensive income attributable to noncontrolling interests	(2.5)	(1.4)

Comprehensive loss attributable to TransUnion	$(34.0)	$(22.7)

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$(4.4)	$(13.5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	69.1	51.5
Amortization and loss on fair value of interest rate swaps	1.1	—
Amortization of deferred financing fees	2.0	1.7
Stock-based compensation	2.4	2.0
Provision for losses on trade accounts receivable	0.6	0.6
Equity in net income of affiliates, net of dividends	(0.9)	(3.3)
Deferred taxes	(9.5)	(4.0)
Amortization of senior notes purchase accounting fair value adjustment and note discount	0.2	(4.4)
Other	0.2	(0.4)
Changes in assets and liabilities:
Trade accounts receivable	(14.5)	(18.4)
Other current and long-term assets	6.4	1.5
Trade accounts payable	0.5	0.8
Other current and long-term liabilities	(36.7)	(20.2)

Cash provided by (used in) operating activities	16.5	(6.1)
Cash flows from investing activities:
Capital expenditures	(30.1)	(38.8)
Proceeds from sale of trading securities	0.3	0.9
Purchases of trading securities	(1.0)	(1.7)
Proceeds from sale of other investments	3.9	—
Purchases of other investments	(7.2)	—
Acquisitions and purchases of noncontrolling interests, net of cash acquired	(9.9)	(39.1)
Acquisition-related deposits	9.1	8.8

Cash used in investing activities	(34.9)	(69.9)
Cash flows from financing activities:
Proceeds from senior secured revolving line of credit	35.0	28.5
Repayments of debt	(6.6)	(3.8)
Proceeds from issuance of common stock and exercise of stock options	0.8	0.7
Debt financing fees	—	(0.2)
Distributions to noncontrolling interests	(0.1)	(0.5)
Other	—	0.1

Cash provided by financing activities	29.1	24.8
Effect of exchange rate changes on cash and cash equivalents	(1.6)	(0.6)

Net change in cash and cash equivalents	9.1	(51.8)
Cash and cash equivalents, beginning of period	77.9	111.2

Cash and cash equivalents, end of period	$87.0	$59.4

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity (Unaudited)

(in millions)

	Common Stock		Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total	Redeemable Non- controlling Interests
	Shares	Amount
Balance December 31, 2014	110.9	$1.1	$1,138.0	$(4.3)	$(430.2)	$(117.5)	$160.6	$747.7	$23.4
Net income (loss)	—	—	—	—	(6.6)	—	2.0	(4.6)	0.2
Other comprehensive income (loss)	—	—	—	—	—	(27.5)	0.4	(27.1)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(0.1)	(0.1)	—
Reclassification of redeemable noncontrolling interest	—	—	—	—	—	—	0.2	0.2	(0.2)
Purchase of noncontrolling interests	—	—	(0.1)	—	—	—	—	(0.1)	(10.4)
Excess tax benefit	—	—	0.1	—	—	—	—	0.1	—
Stock-based compensation	—	—	2.4	—	—	—	—	2.4	—
Issuance of stock	—	—	0.4	—	—	—	—	0.4	—
Exercise of stock options	0.1	—	0.4	—	—	—	—	0.4	—

Balance March 31, 2015	111.0	$1.1	$1,141.2	$(4.3)	$(436.8)	$(145.0)	$163.1	$719.3	$13.0

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

Basis of Presentation

Any reference in this report to “the Company”, “we”, “us”, and “our” refers to TransUnion (formerly known as TransUnion Holding Company, Inc.) and its direct and indirect subsidiaries.

The accompanying unaudited consolidated financial statements of TransUnion have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation have been included. All significant intercompany transactions and balances have been eliminated. The operating results of TransUnion for the periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015. These unaudited consolidated financial statements should be read in conjunction with our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2015.

Principles of Consolidation

The consolidated financial statements of TransUnion include the accounts of TransUnion and all of its majority-owned or controlled subsidiaries. Investments in unconsolidated entities in which the Company has at least a 20% ownership interest, or where it is able to exercise significant influence, are accounted for using the equity method. Nonmarketable investments in unconsolidated entities in which the Company has less than a 20% ownership interest, or where it is not able to exercise significant influence, are accounted for using the cost method and are periodically reviewed for impairment.

Change in Accounting Estimate

Effective July 1, 2014, we revised the remaining useful lives of certain internal use software, equipment, leasehold improvement and corporate headquarters facility assets to align with the expected completion dates of our strategic initiatives to transform our technology infrastructure and corporate headquarters facility. As a result, depreciation and amortization expense increased by $8.0 million in the three months ended March 31, 2015. The net-of-tax impact of this change decreased net income attributable to TransUnion by $5.2 million, or $0.05 per share for the period.

Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

Recently Adopted Accounting Pronouncements

There are no recent accounting pronouncements that have been adopted.

Recent Accounting Pronouncement Not Yet Adopted

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This comprehensive guidance will replace all existing revenue recognition guidance and is effective for annual reporting periods beginning after December 15, 2016, and interim periods therein. We are currently assessing the impact this guidance will have on our consolidated financial statements.

On June 19, 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This update clarifies the accounting for share-based awards with performance targets and is effective for years beginning after December 15, 2015. We are currently assessing the impact this guidance will have on our consolidated financial statements.

On April 7, 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30). Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs to be presented in the balance sheet as a direct reduction of the carrying amount of the corresponding debt. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods therein. Early adoption is permitted. The impact of this guidance will reduce the net carrying value of debt disclosed in our consolidated balance sheet.

2. Fair Value

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of March 31, 2015:

(in millions)	Total	Level 1	Level 2	Level 3
Assets
Trading securities	$11.7	$7.3	$4.4	$—
Available for sale securities	3.0	—	3.0	—

Total	$14.7	$7.3	$7.4	$—

Liabilities
Contingent obligation	$(5.4)	$—	$—	$(5.4)
Interest rate swaps	(2.9)	—	(2.9)	—

Total	$(8.3)	$—	$(2.9)	$(5.4)

Level 1 instruments consist of exchange-traded mutual funds. Exchange-traded mutual funds are trading securities valued at their current market prices. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants.

Level 2 instruments consist of pooled separate accounts, foreign exchange-traded corporate bonds and interest rate swaps. Pooled separate accounts are designated as trading securities valued at net asset values. These securities relate to the nonqualified deferred compensation plan held in trust for the benefit of plan participants. Foreign exchange-traded corporate bonds are available-for-sale securities valued at their current quoted prices. These securities mature between 2027 and 2033. Interest rate swaps fair values are determined using standard valuation models with market-based observable inputs including forward and spot exchange rates and interest rate curves. See Note 8, “Debt” for additional information regarding interest rate swaps.

Unrealized gains and losses on trading securities are included in net income, while unrealized gains and losses on available for sale securities are included in other comprehensive income. There were no significant realized or unrealized gains or losses on our securities for any of the periods presented.

Level 3 instruments consist of contingent obligations related to acquisitions with maximum payouts totaling $19.5 million. These obligations are contingent upon meeting certain performance requirements in 2015 and 2016. The fair values of these obligations were determined based on an income approach, using our current expectations of the future earnings of the acquired entities. We assess the fair value of these obligations each reporting period with any changes reflected as gains or losses in selling, general and administrative expenses in the consolidated statements of income. During the first quarter of 2015, we recorded an expense of $0.4 million as a result of changes to the fair value of these obligations.

3. Other Current Assets

Other current assets consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Deferred income tax assets	$48.3	$51.2
Prepaid expenses	48.0	43.4
Other investments	12.3	8.8
Deferred financing fees	8.3	8.2
Income taxes receivable	5.0	2.8
Marketable securities	3.0	3.0
Other	4.7	5.3

Total other current assets	$129.6	$122.7

Other investments are non-negotiable certificates of deposit of which the majority are in denominations of greater than $0.1 million. As of March 31, 2015, these investments were recorded at their carrying value.

4. Other Assets

Other assets consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Investments in affiliated companies	$52.0	$52.8
Deferred financing fees	23.7	25.8
Other investments	18.9	18.8
Marketable securities	11.7	10.9
Deposits	2.4	11.5
Other	0.3	0.1

Total other assets	$109.0	$119.9

Other investments include non-negotiable certificates of deposit of which the majority are in denominations of greater than $0.1 million. As of March 31, 2015, these investments were recorded at their carrying value.

5. Investments in Affiliated Companies

Investments in affiliated companies represent our investment in non-consolidated domestic and foreign entities. These entities are in businesses similar to ours, such as credit reporting, credit scoring and credit monitoring services. These investments are included in other assets in the consolidated balance sheets.

We use the equity method to account for investments in affiliates where we have at least a 20% ownership interest or where we are able to exercise significant influence. For these investments, we adjust the carrying value for our proportionate share of the affiliates’ earnings, losses and distributions, as well as for purchases and sales of our ownership interest.

We use the cost method to account for nonmarketable investments in affiliates where we have less than a 20% ownership interest or where we are not able to exercise significant influence. For these investments, we adjust the carrying value for purchases and sales of our ownership interests.

For all investments, we adjust the carrying value if we determine that an other-than-temporary impairment has occurred. There were no impairments of investments in affiliated companies during the three months ended March 31, 2015 or March 31, 2014.

Investments in affiliated companies consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Total equity method investments	$51.1	$51.9
Total cost method investments	0.9	0.9

Total investments in affiliated companies	$52.0	$52.8

Earnings from equity method investments, which are included in other income and expense, and dividends received from equity method investments consisted of the following:

(in millions)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Earnings from equity method investments	$2.3	$3.6
Dividends received from equity method investments	$1.4	$0.3

There were no dividends received from cost method investments for the three months ended March 31, 2015 and March 31, 2014.

6. Other Current Liabilities

Other current liabilities consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Accrued payroll	$42.6	$71.5
Accrued legal and regulatory	17.8	17.8
Accrued interest	14.3	20.5
Accrued employee benefits	9.4	13.0
Deferred revenue	8.3	8.6
Other	23.0	18.0

Total other current liabilities	$115.4	$149.4

The decrease in accrued payroll was due primarily to the payment of accrued bonuses during the first quarter of 2015.

7. Other Liabilities

Other liabilities consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Retirement benefits	$11.8	$10.8
Unrecognized tax benefits	0.2	0.3
Other	12.0	11.0

Total other liabilities	$24.0	$22.1

8. Debt

Debt outstanding consisted of the following:

(in millions)	March 31, 2015	December 31, 2014
Senior secured term loan, payable in quarterly installments through April 9, 2021, including variable interest (4.00% at March 31, 2015) at LIBOR or alternate base rate, plus applicable margin, including original discount of $4.1 million and $4.3 million at March 31, 2015, and December 31, 2014, respectively	$1,876.9	$1,881.5
Senior secured revolving line of credit, due on April 9, 2019, variable interest (3.75% at March 31, 2015) at LIBOR or alternate base rate, plus applicable margin	85.0	50.0
9.625% Senior Notes—Senior unsecured PIK toggle notes, principal due June 15, 2018, semi-annual interest payments, 9.625% fixed interest per annum	600.0	600.0
8.125% Senior Notes—Senior unsecured PIK toggle notes, principal due June 15, 2018, semi-annual interest payments, 8.125% fixed interest per annum, including original issuance discount of $1.3 million at March 31, 2015, and December 31, 2014	398.7	398.7
Other notes payable	13.8	7.4
Capital lease obligations	2.0	2.3

Total debt	$2,976.4	$2,939.9
Less short-term debt and current portion of long-term debt	(112.8)	(74.0)

Total long-term debt	$2,863.6	$2,865.9

Senior Secured Credit Facility

On June 15, 2010, the Company entered into a senior secured credit facility with various lenders. The senior secured credit facility consists of a senior secured term loan and a senior secured revolving line of credit. On April 9, 2014, we refinanced and amended the senior secured credit facility. The refinancing resulted in an increase in the outstanding senior secured term loan from $1,120.5 million to $1,900.0 million. The amendment, among other things, reduced the interest rate floor and margins, reduced the amount available under the senior secured revolving line of credit from $210.0 million to

$190.0 million, extended the maturity dates, and changed certain covenant requirements. The additional borrowings were used in part to repay all amounts outstanding under the existing senior secured revolving line of credit and pay fees and expenses associated with the refinancing transaction. On May 9, 2014, the remaining borrowings were used to redeem the entire $645.0 million outstanding balance of the 11.375% notes issued by Trans Union LLC and its wholly-owned subsidiary, TransUnion Financing Corporation, including a prepayment premium and unpaid accrued interest through June 15, 2014. We refer to these transactions collectively as the “2014 Refinancing Transaction.”

Interest rates on the refinanced senior secured term loan are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.75% or 3.00% depending on our senior secured net leverage ratio. Under the refinanced senior secured term loan, the Company is required to make principal payments of 0.25% of the refinanced original principal balance at the end of each quarter, with the remaining balance due April 9, 2021. The Company is also required to make additional payments based on excess cash flows, as defined in the agreement, of the prior year. There were no excess cash flows for 2014 and therefore no payment was required in 2015. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year.

During the fourth quarter of 2014, the Company borrowed $50.0 million against the senior secured revolving line of credit to partially fund acquisitions made in 2014. In March of 2015, the Company borrowed an additional $35.0 million to complete these funding requirements and replenish cash on hand.

Interest rates on the refinanced senior secured revolving line of credit are based on LIBOR unless otherwise elected, and subject to a floor of 1.00%, plus a margin of 2.50% or 2.75% depending on our senior secured net leverage ratio. There is a 0.375% or 0.50% annual commitment fee, depending on our senior secured net leverage ratio, payable quarterly based on the undrawn portion of the senior secured revolving line of credit. The commitment under the senior secured revolving line of credit expires on April 9, 2019.

With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The senior secured credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all of the loan covenants.

On April 30, 2012, we entered into swap agreements that effectively fixed the interest payments on a portion of the then existing senior secured term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we had designated as cash flow hedges, we pay a fixed rate of interest of 2.033% and receive a variable rate of interest equal to the greater of 1.50% or the three month LIBOR. The net amount paid or received was recorded as an adjustment to interest expense. As a result of the April 9, 2014, senior secured credit facility amendment, the swaps were no longer expected to be highly effective and no longer qualify for hedge accounting. The total fair value of the swap instruments as of April 9, 2014, of $1.6 million was recorded in other liabilities in the consolidated balance sheet. The corresponding net of tax loss of $1.0 million was recorded in accumulated other comprehensive income and is being amortized to interest expense on a straight-line basis through December 29, 2017, the remaining life of the swaps. Changes in the fair value of the swaps after April 9, 2014, are being recorded in other income and expense. The change in the fair value of the swaps resulted in a loss of $0.9 million for the three-months ended March 31, 2015.

9.625% Senior Notes

On March 21, 2012, the Company issued $600.0 million principal amount of 9.625%/10.375% senior unsecured PIK toggle notes (“9.625% Senior Notes”) due June 15, 2018, in a private placement to certain investors. Pursuant to an exchange offer completed in October 2012, these notes were subsequently registered with the SEC. The Company is required to pay interest on the 9.625% Senior Notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes (such increase being referred to as “PIK,” or paid-in-kind interest) to the extent described in the indenture.

The indenture governing the 9.625% Senior Notes contains nonfinancial covenants that include restrictions on our ability to pay dividends or distributions, repurchase equity, prepay junior debt, make certain investments, incur additional debt, issue certain stock, incur liens on property, merge, consolidate or sell certain assets, enter into transactions with affiliates, and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to TransUnion. We are in compliance with all covenants under the indenture.

8.125% Senior Notes

On November 1, 2012, the Company issued $400.0 million principal amount of 8.125%/8.875% senior unsecured PIK toggle notes (“8.125% Senior Notes” and together with the 9.625% Senior Notes, the “senior unsecured PIK toggle notes”) due June 15, 2018, at an offering price of 99.5% in a private placement to certain investors. Pursuant to an exchange offer completed in August 2013, these notes were subsequently registered with the SEC. The Company is required to pay interest on the 8.125% Senior Notes in cash unless certain conditions described in the indenture governing the notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the notes or by issuing new notes to the extent described in the indenture.

The indenture governing the 8.125% Senior Notes and the nonfinancial covenants are substantially identical to those governing the 9.625% Senior Notes. We are in compliance with all covenants under the indenture.

Fair Value of Debt

The estimated fair values of our 9.625% and 8.125% Senior Notes as of March 31, 2015, were $607.5 million and $412.4 million, respectively, compared with book values of $600.0 million and $398.7 million, respectively. The fair values of these fixed-rate notes, as determined under Level 2 of the fair-value hierarchy, are measured using quoted market prices of these publicly traded securities. The book value of our variable-rate debt approximates its fair value. The estimated fair value of our debt may not represent the actual settlement value due to redemption premiums and prepayment penalties that we may incur in connection with extinguishing our debt before its stated maturity.

9. Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share reflects the effect of the increase in shares outstanding determined by using the treasury stock method for awards issued under our long-term incentive stock plans. There were 7.8 million and 7.5 million anti-dilutive stock-based awards outstanding at March 31, 2015 and March 31, 2014, respectively, including contingently issuable market-based stock options. These awards were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive since we reported a net loss in both periods. Basic and diluted weighted average shares outstanding and earnings per share for the years ended March 31, 2015 and March 31, 2014, were as follows:

(in millions, except per share data)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Earnings per share—basic
Earnings available to common shareholders	$(6.6)	$(14.7)
Weighted average shares outstanding	111.0	110.3

Earnings per share—basic	$(0.06)	$(0.13)

Earnings per share—diluted
Earnings available to common shareholders	$(6.6)	$(14.7)

Weighted average shares outstanding	111.0	110.3
Dilutive impact of stock based awards	—	—

Weighted average dilutive shares outstanding	111.0	110.3

Earnings per share—diluted	$(0.06)	$(0.13)

10. Income Taxes

Effective January 1, 2015, the look-through provision under subpart F of the U.S. Internal Revenue Code expired. Consequently, in both periods presented, we recorded tax expense for the U.S. income tax we would incur in the absence of the look-through rule. This rule requires U.S. corporate shareholders to recognize current U.S. taxable income from passive income, including dividends, earned by certain foreign subsidiaries, regardless of whether that income is remitted to the United States. The look-through rule grants an exception to this recognition for subsidiary passive income attributable to an active business. When it is not in effect, we are required to accrue a tax liability for certain foreign earnings as if those earnings were distributed to the United States.

For the three months ended March 31, 2015, we reported a loss before income taxes and an effective tax rate benefit of 40.1%, which was higher than the 35% U.S. federal statutory rate due primarily to the benefit of state income taxes and the tax rate differential on foreign earnings, partially offset by the expiration of the look-through rule.

For the three months ended March 31, 2014, we reported a loss before income taxes and an effective tax rate benefit of 0.6%, which tax rate was lower than the 35% U.S. federal statutory rate due primarily to the additional tax expense associated with the expiration of the look-through rule, tax expense on unremitted foreign earnings not considered permanently reinvested, increased tax due to foreign dividends and a detrimental change in state tax rates, which primarily affected deferred tax expense.

The total amount of unrecognized tax benefits was $1.9 million as of both March 31, 2015 and December 31, 2014, and these same amounts would affect the effective tax rate, if recognized. The accrued interest payable for taxes as of March 31, 2015, and December 31, 2014, was $1.0 million and $0.9 million, respectively. There was no significant liability for tax penalties as of March 31, 2015 or December 31, 2015. We are regularly audited by federal, state and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amounts of unrecognized tax benefits. An estimate of the range of the increase or decrease in unrecognized tax benefits due to audit results cannot be made at this time. As of March 31, 2015, tax years 2006 and forward remained open for examination in some state and foreign jurisdictions and tax years 2009 and forward remained open for federal purposes. The Internal Revenue Service issued its final Revenue Agent’s Report to the Company during December 2014 for its audit of 2009 through 2011 tax years. We evaluated the issues raised and, where appropriate, made adjustments where we determined that we did not have a more likely than not probability of prevailing upon appeal.

11. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies” included in our Annual Report on Form 10-K for the year ended December 31, 2014.

We evaluate the performance of segments based on revenue and operating income. Intersegment sales and transfers have been eliminated and were not material.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (“USIS”) provides consumer reports, risk scores, analytical services and decisioning capabilities to businesses. These businesses use our services to acquire new customers, assess consumer ability to pay for services, identify cross selling opportunities, measure and manage debt portfolio risk, collect debt, verify consumer identities and investigate potential fraud. These core capabilities and delivery platforms in our USIS segment allow us to serve a broad set of customers and business issues. We offer our services to customers in the financial services, insurance, healthcare and other industries.

International

The International segment provides services similar to our USIS segment to businesses in select regions outside the United States. Depending on the maturity of the credit economy in each country, these services may include credit reports, analytics and decisioning services and other value-added risk management services. In addition, we have insurance, business and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered by our Consumer Interactive segment that help consumers proactively manage their personal finances.

Consumer Interactive

Consumer Interactive offers solutions that help consumers manage their personal finances and take precautions against identity theft. Services in this segment include credit reports and scores, credit monitoring, fraud protection and resolution and financial management. Our products are provided through user friendly online and mobile interfaces and supported by educational content and customer support. Our Consumer Interactive segment serves over 35 million consumers through both direct and indirect channels.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information consisted of the following:

	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
(in millions)	Revenue	Operating income (loss)	Revenue	Operating income (loss)
USIS	$222.2	$31.3	$194.2	$32.4
International	62.9	2.4	54.1	2.2
Consumer Interactive	68.0	23.6	55.1	19.0
Corporate	—	(20.8)	—	(18.8)

Total	$353.1	$36.5	$303.4	$34.8

A reconciliation of operating income to income (loss) before income taxes for the periods ended as presented was as follows:

(in millions)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Operating income from segments	$36.5	$34.8
Non-operating income and expense	(43.9)	(48.4)

Income (loss) before income taxes	$(7.4)	$(13.6)

Earnings from equity method investments included in other income and expense, net, for the periods presented were as follows:

(in millions)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
USIS	$0.4	$0.3
International	1.9	3.3
Consumer Interactive	—	—

Total	$2.3	$3.6

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Trans Union de México, S.A.,

Sociedad de Información Crediticia

We have audited the accompanying consolidated financial statements of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary, which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the consolidated financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trans Union de México, S.A., Sociedad de Información Crediticia, and Subsidiary at December 31, 2014 and 2013, and the consolidated result of their operations and their cash flows for the years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Mancera, S.C. A member practice of Ernst and Young Global Limited

/s/Jorge Senties
Jorge Senties

Mexico City, Mexico

March 25, 2015

TRANS UNION DE MÉXICO, S.A.,

SOCIEDAD DE INFORMACIÓN CREDITICIA AND SUBSIDIARY

Consolidated Statements of Financial Position

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	At December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents (Note 3)	Ps. 559,701	Ps. 469,967
Debt securities at fair value through profit or loss	—	15,098
Accounts receivable:
Trade (Note 12)	48,125	44,642
Related parties (Note 4)	79,539	52,380

	127,664	97,022

Prepaid expenses	11,405	3,851
Recoverable taxes and others	—	2,863

	698,770	588,801

Non-current assets:
Property, furniture and equipment, net (Note 5)	117,473	101,492
Deferred income tax (Note 9)	66,557	48,903
Other assets	462	590

	184,492	150,985

Total assets	Ps. 883,262	Ps. 739,786

Liabilities and equity
Short-term liabilities:
Accrued liabilities and other taxes payable (Note 6)	Ps. 169,243	Ps. 153,179
Income tax payable (Note 9)	39,955	7,247
Related parties (Note 4)	41,130	24,013
Advances from customers	71,399	45,808
Dividends payable	2,464	3,387

Total current liabilities	324,191	233,634
Long term liabilities:
Employee retirement benefits (Note 2k)	6,833	5,446

Total liabilities	331,024	239,080

Equity (Note 7):
Capital stock	16,000	16,000
Legal reserve	3,497	3,497
Retained earnings	540,505	488,080
Accumulated other comprehensive income (loss)	(8,210)	(7,239)

Equity attributable to equity holders of the parent	551,792	500,338
Non-controlling interest	446	368

Total equity	552,238	500,706

Total liabilities and equity	Ps. 883,262	Ps. 739,786

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,

SOCIEDAD DE INFORMACIÓN CREDITICIA AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	For the years ended December 31,
	2014	2013	2012
Operating revenues:
Sale of credit reports, net	Ps. 1,003,016	Ps. 894,646	Ps. 875,108
Other operating revenues	47,856	61,941	51,042

	1,050,872	956,587	926,150
Operating and administrative expenses (Note 8)	507,291	430,042	453,948

Operating income	543,581	526,545	472,202

Finance income	14,833	18,530	18,605
Exchange gain (loss), net	(1,394)	945	2,463

	13,439	19,475	21,068

Income before income tax	557,020	546,020	493,270
Income tax (Note 9)	166,716	157,073	148,076

Net income	390,304	388,947	345,194

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measurement of actuarial losses on defined employee retirement benefit plan	(1,387)	(4,258)	—
Income tax effect	416	1,277	—

	(971)	(2,981)	—

Total comprehensive income for the year	Ps. 389,333	Ps. 385,966	Ps. 345,194

Comprehensive income for the year attributable to:
Controlling interest	Ps. 389,255	Ps. 385,897	Ps. 345,107
Non-controlling interest	78	69	87

	Ps. 389,333	Ps. 385,966	Ps. 345,194

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,

SOCIEDAD DE INFORMACIÓN CREDITICIA AND SUBSIDIARY

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2014, 2013 and 2012

(Amounts in thousands of Mexican pesos)

(Notes 1, 2 and 7)

	Attributable to the equity holders of the parent
	Capital stock		Legal reserve		Retained earnings		Accumulated other comprehensive income (loss)		Total equity attributable to equity holders of the parent		Non- controlling interest		Total equity
Balance at December 31, 2011	Ps.	16,000	Ps.	3,497	Ps.	412,859	Ps.	—	Ps.	432,356	Ps.	212	Ps.	432,568
Dividends paid						(317,737)				(317,737)				(317,737)
Comprehensive income for the year						345,107		—		345,107		87		345,194

Balance at December 31, 2012		16,000		3,497		440,229		—		459,726		299		460,025
Adoption of IAS 19(R) (Note 2k)						4,258		(4,258)		—				—
Dividends paid						(345,285)				(345,285)				(345,285)
Comprehensive income for the year						388,878		(2,981)		385,897		69		385,966

Balance at December 31, 2013		16,000		3,497		488,080		(7,239)		500,338		368		500,706
Dividends paid						(337,801)				(337,801)				(337,801)
Comprehensive income for the year						390,226		(971)		389,255		78		389,333

Balance at December 31, 2014	PS.	16,000	Ps.	3,497	Ps.	540,505	Ps.	(8,210)	Ps.	551,792	Ps.	446	Ps.	552,238

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,

SOCIEDAD DE INFORMACIÓN CREDITICIA AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Amounts in thousands of Mexican pesos)

(Notes 1 and 2)

	For the years ended December 31
	2014	2013	2012
Operating activities
Income before income tax	Ps. 557,020	Ps. 546,020	Ps. 493,270
Items not requiring the use of cash:
Depreciation (Note 5b)	37,327	31,725	24,256
Employee retirement benefits (Note 2k)	2,455	1,730	1,191
Finance income	(28,102)	(25,368)	(24,234)

	568,700	554,107	494,483
Changes in operating assets and liabilities:
Interest received	28,102	25,368	24,234
Debt securities at fair value through profit or loss	15,098	(80)	89
Trade receivables	(3,483)	(9,675)	4,232
Related parties, net	(10,042)	(18,365)	25,617
Prepaid expenses	(7,554)	(730)	1,434
Other assets	2,467	105	314
Accrued liabilities and other taxes payable	16,063	(20,815)	25,210
Income tax paid	(151,245)	(158,636)	(131,501)
Advances from customers	25,591	41,842	2,593
Employee retirement benefits paid	(1,068)	(306)	(374)

Net cash flow provided by operating activities	482,629	412,815	446,331

Investing activities
Investments in property, furniture and equipment (Note 5b)	(55,094)	(23,975)	(26,564)

Net cash flow used in investing activities	(55,094)	(23,975)	(26,564)

Financing activities
Dividends paid (Note 7c)	(337,801)	(345,285)	(317,737)

Net cash flow used in financing activities	(337,801)	(345,285)	(317,737)

Net increase in cash and cash equivalents	89,734	43,555	102,030
Cash and cash equivalents at beginning of year	469,967	426,412	324,382

Cash and cash equivalents at end of year	Ps. 559,701	Ps. 469,967	Ps. 426,412

The accompanying notes are an integral part of these financial statements.

TRANS UNION DE MÉXICO, S.A.,

SOCIEDAD DE INFORMACIÓN CREDITICIA AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Amounts in thousands of Mexican pesos)

1. Description of the Business

Trans Union de México, S.A., Sociedad de Información Crediticia (the Company) was incorporated in Mexico on October 4, 1995 and is primarily engaged in providing credit information services. Specifically, the Company compiles, stores, processes, analyzes and sells information related to the credit histories of individuals and it provides other credit information services related to its database. The Company operations are governed by the Mexican Law Regulating Credit Bureaus.

The registered office is located at Jaime Balmes 8, 10th floor, in Mexico City.

Trans Union LLC (a U.S. company) is the Company’s largest shareholder (25.69% equity interest), and the remaining shareholders are Mexican credit institutions, none of whom hold more than an 18% equity interest in the Company. These shareholders generate a significant portion of the Company’s revenue (Note 4 and Note 12).

At December 31, 2014 and 2013, the Company holds a 98% equity interest in Servicios y Asesoría SCOBC, S.A. de C.V. (the Subsidiary), who provides the Company with professional services and was incorporated in Mexico on October 22, 2007.

On March 25, 2015, the accompanying consolidated financial statements and these notes were authorized for its issuance by the Company’s Chief Executive Officer and Chief Finance Officer. Subsequent events have been considered through that date.

2. Basis of Preparation of the Financial Statements and Summary of Significant Accounting Policies

a) Basis of preparation

The accompanying financial statements have been prepared in conformity with International Financing Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The accompanying financial statements were prepared on an historical-cost basis except for the investments in debt securities which have been measured at fair value.

The statement of profit or loss has been prepared by nature as the Company believes that such presentation is most reliable and relevant to the readers of the consolidated financial statements.

b) Consolidation and investment in subsidiary

The accompanying consolidated financial statements include the financial information of the Company and that of its Subsidiary.

The Subsidiary’s financial statements have been prepared for the same accounting period and following the same accounting policies as those of the Company. The intercompany balances, equity investments and transactions were eliminated in the consolidation process.

Non-controlling interest represents the equity interest in the operating results and net assets of the Subsidiary that does not pertain to the Company. Non-controlling interest is presented as a separate component of consolidated shareholders’ equity.

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is classified as current when it is:

•	Expected to be realized or intended to sold or consumed in normal operating cycle of the Company.

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is classified as current when:

•	It is expected to be settled in normal operating cycle of the Company.

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred income tax assets are classified as non-current.

d) Recognition of revenues

Service revenues are recognized at the time the Company renders the credit information services, provided that such revenues can be reliably measured, it is likely that the Company will receive economic benefits from the transaction, the stage of completion of the transaction can be reliably measured and it is highly probable that it will completed, regardless of when the related fees are actually collected.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all the revenue arrangements, has pricing latitude and is also exposed to credit risks.

Revenue from sale of credit reports

Since the Company compiles, stores, processes, analyzes and sells information related to the credit histories of individuals, it provides credit information services related to its database through sale of credit reports. The Company has developed several types of credit reports based on the characteristics and risk profile of its credit database. The Company’s credit information database is maintained and updated based on the exchange of credit information with its clients (credit institutions and the financial and non-financial entities) based on the corresponding service agreements.

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

Sales discounts

The Company grants discounts to its customers based on the number of reports they order, quality of credit information exchanged and timely payment. The discounts require authorization from top management. Such discounts are reflected as part of the caption Sale of credit reports and are accounted for on a monthly basis based on the Company’s discount policies.

Sales tax

The Company recognizes its revenues net of value added tax. The net amount of value added tax payable to the Mexican Tax Authority is recognized in the statement of financial position under the caption Accrued liabilities and other taxes payable.

e) Operating and administrative expenses

Operating and administrative expenses are those costs related to maintaining, developing and managing the databases used to generate the Company’s credit information. These expenses consist primarily of salaries and wages, annual bonuses, social security expenses, professional fees, royalties, software licenses, equipment depreciation and general administrative expenses.

f) Accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

- Allowance for doubtful accounts

The Company’s policy is to evaluate the age of its accounts receivable and their collectability, creating an allowance for doubtful accounts for each customer as needed. This evaluation is made based on the type of client, recurrence of solicitation of credit services, age of the account receivable, collection experience, among others.

At December 31, 2014 the allowance for doubtful accounts aggregates Ps.471. Whereas, at December 31, 2013, the Company did not record any allowance. At December 31, 2014 and 2013 most of the Company’s accounts receivable were collected within thirty days and management did not identify any potential risks that would reduce the certainty of their recovery. See Note 12.

- Defined benefit plans

The cost of the defined benefit pension plan and the present value of the pension obligation and seniority premiums are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases.

Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

- Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the Discounted Cash Flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

- Taxes

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deferred tax assets will be applied; management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. At December 31, 2014 and 2013, management concluded that is probable that deferred tax assets will be recoverable; as a result, management deems that a valuation allowance is not necessary.

- Property, furniture and equipment

Useful lives and methods of depreciation of property, furniture and equipment are reviewed each financial year end and adjusted prospectively, if appropriate. Those estimates are disclosed in Note 2i.

g) Cash and cash equivalents

Cash and cash equivalents principally consist of bank deposits and highly liquid investments with purchased maturities of less than three months.

h) Financial assets

- Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Loans and receivables

This category is the most relevant to the Company. Loans and receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. After initial measurement, such financial assets are adjusted for any impairment losses. This category generally applies to trade and other receivables. For more information on receivables, refer to Note 12.

As of December 31, 2014, the Company does not hold debt securities classified as “at fair value through profit or loss. As of December 31, 2013, the Company invested solely in debt securities”, which are carried in the statement of financial position at fair value with net changes in fair value presented as a component of finance income in the statement of comprehensive income.

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. During the years ended December 31, 2014 and 2013, the Company did not invest in financial instruments for trading.

For the years ended December 31, 2014 and 2013, the Company does not have any derivative financial instruments.

- Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: 1) in the principal market for the asset or liability, or 2) in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At December 31, 2014 and 2013, all investments in debt securities have been valuated using quoted prices in active markets (Level 1).

i) Long-lived assets

- Property, furniture and equipment

Property, furniture and equipment are initially recorded at acquisition cost and depreciation is computed using the straight-line method based on the estimated useful lives of the related assets and at the following annual depreciation rates:

Building	2.5%
Adaptations and property and leasehold improvements	10% and 20%
Computer equipment	30%
Automotive equipment	25%
Furniture and equipment	10%
Communication equipment	10%

In the normal course of business, the Company purchases various software licenses from third parties to facilitate the use and upkeep of its purchased and leased computer systems, as well as its credit tracking databases. Such licenses are for a period of 12 months or less, and most are paid for monthly although certain licenses are paid for on an annual basis. The Company follows an accounting policy of expensing all such license purchases as they are incurred as it believes that such approach represents a systematic and rational approach towards its financial reporting under IFRS.

- Impairment

The carrying value of the Company’s long-term fixed assets is reviewed whenever there are indicators of impairment in the value of such assets. When the recoverable amount of an asset, which is the higher of its fair value less cost of disposal and its value in use (the present value of future cash flows that the Company expects the asset to generate) is less than its carrying value, the difference is recognized as an impairment loss. For the years ended December 31, 2014 and 2013, there were no indicators of impairment in such assets.

j) Accrued liabilities, provisions, contingent assets and liabilities and commitments

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement, and (iii) the amount of the obligation can be reasonably estimated.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

k) Employee benefits

Employee retirement benefits

The Company has a defined benefit pension plan that covers all of its employees, which is determined based on the employees’ compensations in their final year of service, the number of years they have worked for the Company, and their age at retirement.

Labor obligations related to retirement benefits are presented net of the corresponding asset, which is carried out at fair value.

Seniority premiums are paid to workers as required under Mexican labor law.

The Company recognizes the liability for seniority premiums and termination benefits based on independent actuarial computations using the projected unit credit method and nominal hypotheses. The latest actuarial computation was prepared in December 2014.

Re-measurements, comprising of actuarial gains and losses, excluding net interest and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through other comprehensive income (OCI) in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

The net interest on benefit obligation is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognizes the following changes in the net defined benefit obligation under operating and administrative expenses in the consolidated statement of comprehensive income:

•	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and no-routine settlements.

•	Net interest expense or income.

The Company calculates termination benefit costs based on Mexican Labor Law and recognizes them in operating results when incurred.

The Company annually evaluates the reasonableness of the assumptions used in its employee benefits computations. Actuarial calculations, as well as the associated cost for the period, were determined using the following long-term assumptions:

	2014	2013
Rate of salary increase	6.09%	5.88%
Expected working lifetime	18.45	18.57
Discount rate used to calculate the defined benefit obligation	7.00%	7.50%
Minimum wage increase rate	3.76%	3.76%
Expected return on plan assets	7.00%	7.5%
Long-term inflation rate	3.50%	3.50%

Adoption of IAS 19R

On January 1, 2013, the Company adopted IAS 19 Employee benefits (Revised), this Standard includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognized in Other Comprehensive Income and permanently excluded from profit and loss. Expected returns on plan assets are no longer recognized in profit or loss; instead, there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation and; Unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized.

The adoption by the Company of IAS 19(R) generated an effect of Ps.1,149 over the Company’s net liability balance of the defined benefit plans at December 31, 2013 and the accumulated OCI at such date resulted Ps.4,258. Based on this (effects of the adoption being insignificant in relation with the financial statements taken as a whole), the Company decided to recognize such effects prospectively, rather than retrospectively.

Year end balances

At December 31, 2014 and 2013, the defined benefit obligations are Ps.31,863 and Ps.26,043, respectively, and the plan assets are Ps.24,835 and Ps.20,597, respectively. Plan assets consist of government debt, and were measured using a Level 1 fair value concept. None of the plan assets were invested in securities of related parties.

For the years ended December 31, 2014, 2013 and 2012 the corresponding cost of such defined benefits was Ps.2,455, Ps.1,730 and Ps.1,191, respectively.

Employee profit sharing

Employee profit sharing is basically computed at 10% rate of the Company’s taxable income, except for depreciation of historical rather than restated values and other effects of inflation which are excluded. Employee profit sharing is presented in the statement of income as an ordinary expense.

Compensated absences

The costs related to compensated absences, such as vacations, are recognized on cumulative basis creating the respective provision.

l) Foreign currencies

The Company’s functional currency is the Mexican peso. Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the statement of financial position date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the statement of financial position date, are charged or credited to the consolidated statement of comprehensive income.

m) Comprehensive income

The comprehensive income shown in the consolidated statement of comprehensive income consists of the Company’s net income or loss for the year, plus re-measurement gains and losses arising on defined benefit pension plans.

n) Income tax

Current-year income tax is recognized as a short-term liability, net of prepayments made during the year.

Deferred income tax is recognized using the asset and liability method. Under this method, deferred taxes are recognized on all temporary differences between financial reporting and tax values of assets and liabilities, applying the enacted income tax rate or flat-rate business tax rate effective as of the statement of financial position date, or the enacted rate at the statement of financial position date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

o) New accounting pronouncements

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The exception permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or paid to transfer a net short position for a particular risk exposure.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to determine the impact that the adoption of this new standard might have on its consolidated financial statements.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company, since the Company is an existing IFRS preparer.

3. Cash and Cash Equivalents

An analysis of this caption at December 31, 2014 and 2013 is as follows:

	2014	2013
Cash and cash in banks	Ps. 13,074	Ps. 13,830
Cash equivalents:
Security repurchase agreements(a)	546,627	456,137

	Ps. 559,701	Ps. 469,967

a)	At December 31, 2014 and 2013, these investments have maturities of less than thirty days and annual rates of return of 3.18% and 3.85%, respectively.

4. Related Parties

An analysis of balances due from and to related parties (shareholders) at December 31, 2014 and 2013, is as follows:

	2014		2013
Accounts receivables from shareholders (credit institutions):
Credit information services	Ps.	79,539	Ps.	52,380

Payables to technological shareholders:
Technical assistance and royalties:
Trans Union LLC	Ps.	29,220	Ps.	15,901
Trans Union Crif		4,014		3,152
Fair Isaac		605		—

		33,839		19,053
Other accounts payable to shareholders		7,291		4,960

	Ps.	41,130	Ps.	24,013

Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2014, 2013 and 2012, the Company has not recorded any impairment of receivables relating to amounts owed by related parties.

An analysis of transactions carried out with related parties at December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
Revenues:
Sale of credit reports (Shareholders—credit institutions)	Ps.	585,774	Ps.	535,583	Ps.	499,316
Reimbursed expenses(a)		46,303		44,098		42,624

	Ps.	632,077	Ps.	579,681	Ps.	541,940

Expenses:
Royalties(b)	Ps.	47,049	Ps.	58,441	Ps.	59,493
Technical assistance(b)		15,537		2,366		—

	Ps.	62,586	Ps.	60,807	Ps.	59,493

(a)	For the years ended December 31, 2014, 2013 and 2012, reimbursed expenses relate to administrative and operating services provided to Dun & Bradstreet, S.A., Credit Bureau (this entity is considered as an affiliate because it has shareholders in common). The amount is accounted for in the Other operating revenue caption in the statements of comprehensive income.
(b)	Royalties and technical assistance correspond to payments made for the use and development of specialized credit reports. Primary, these payments are made to Trans Union International Inc. and Trans Union LLC and are based on specific percentages over the sale of credit reports (by type). The Agreement is for an indefinite term.

5. Property, Furniture and Equipment, net

a) An analysis of this caption at December 31, 2014 and 2013 is as follows:

	At December 31
	2014	2013
Land	Ps. 8,642	Ps. 8,642
Buildings, adaptations and property and leasehold improvements	75,999	63,507
Computer equipment	199,322	167,391
Furniture and equipment	11,127	11,215
Communication equipment	19,755	18,944
Automotive equipment	4,690	4,524

	319,535	274,223
Accumulated depreciation	(202,062)	(172,731)

	Ps. 117,473	Ps. 101,492

b) An analysis of the changes in the Company’s property, furniture and equipment for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Balance at December 31, 2013		Additions		Retirements		Depreciation of the year		Balance at December 31, 2014
Investment
Land	Ps.	8,642							Ps.	8,642
Building, adaptations and leasehold improvements		63,507	Ps.	12,913	Ps.	(421)				75,999
Computer equipment		167,391		38,264		(6,333)				199,322
Furniture and equipment		11,215		87		(175)				11,127
Communication equipment		18,944		2,136		(1,325)				19,755
Automotive equipment		4,524		1,694		(1,528)				4,690

		274,223		55,094		(9,782)				319,535

Accumulated depreciation
Buildings, adaptations and property and leasehold improvements		(22,365)				421		(8,269)		(30,213)
Computer equipment		(132,864)				5,023		(25,456)		(153,297)
Furniture and equipment		(8,118)				144		(865)		(8,839)
Communication equipment		(7,090)				1,215		(1,771)		(7,646)
Automotive equipment		(2,294)				1,193		(966)		(2,067)

		(172,731)				7,996		(37,327)		(202,062)

	Ps.	101,492	Ps.	55,094	Ps.	(1,786)	Ps.	(37,327)	Ps.	117,473

	Balance at December 31, 2012		Additions		Retirements		Depreciation of the year		Balance at December 31, 2013
Investment
Land	Ps.	8,642							Ps.	8,642
Building, adaptations and leasehold improvements		62,867	Ps.	640						63,507
Computer equipment		151,358		17,109	Ps.	(1,076)				167,391
Furniture and equipment		10,992		223		—				11,215
Communication equipment		13,974		5,640		(670)				18,944
Automotive equipment		4,624		363		(463)				4,524

		252,457		23,975		(2,209)				274,223

Accumulated depreciation
Buildings, adaptations and property and leasehold improvements		(15,482)						(6,883)		(22,365)
Computer equipment		(112,732)				1,058		(21,190)		(132,864)
Furniture and equipment		(7,250)				—		(868)		(8,118)
Communication equipment		(5,914)				670		(1,846)		(7,090)
Automotive equipment		(1,732)				376		(938)		(2,294)

		(143,110)				2,104		(31,725)		(172,731)

	Ps.	109,347	Ps.	23,975	Ps.	(105)	Ps.	(31,725)	Ps.	101,492

	Balance at December 31, 2011		Additions		Retirements		Depreciation of the year		Balance at December 31, 2012
Investment
Land	Ps.	8,642							Ps.	8,642
Building, adaptations and leasehold improvements		56,525	Ps.	6,342						62,867
Computer equipment		134,695		16,663						151,358
Furniture and equipment		10,977		15						10,992
Communication equipment		12,047		1,927						13,974
Automotive equipment		3,556		1,617	Ps.	(549)				4,624

		226,442		26,564		(549)				252,457

Accumulated depreciation
Buildings, adaptations and property and leasehold improvements	Ps.	(12,813)					Ps.	(2,669)	Ps.	(15,482)
Computer equipment		(94,119)						(18,613)		(112,732)
Furniture and equipment		(6,322)						(928)		(7,250)
Communication equipment		(4,733)						(1,181)		(5,914)
Automotive equipment		(1,300)			Ps.	433		(865)		(1,732)

		(119,287)				433		(24,256)		(143,110)

	Ps.	107,155	Ps.	26,564	Ps.	(116)	Ps.	(24,256)	Ps.	109,347

The Company does not own many of its computer systems, but rather pays the use of such systems from third parties. This includes systems owned by TransUnion which are used for credit report processing purposes. The Company makes payments monthly for the use of such systems. Amounts paid to technological shareholders are disclosed in Note 4 above.

6. Accrued Liabilities and Other Taxes Payable

An analysis of this caption at December 31, 2014 and 2013 is as follows:

	2014		2013
Accrued liabilities:
Suppliers and creditors	Ps.	18,984	Ps.	29,143
Employee compensation and other benefits		62,969		19,888
Consulting, legal and other fees		35,870		38,829
Maintenance and licenses		3,177		26,526
Other		2,937		1,913

		123,937		116,299

Taxes and others:
Value added tax		36,921		20,827
Social security contributions		2,982		2,763
Income tax withheld from salaries		4,386		9,224
Other taxes and withholdings		1,017		4,066

		45,306		36,880

	Ps.	169,243	Ps.	153,179

7. Equity

a) Capital stock

The Company’s capital stock is represented by 19,466,321 common registered shares, issued and outstanding, with no par value, as outlined below. The shares are divided into two series: series “A” shares (70% shares) representing fixed minimum capital, and series “B” shares (30% shares) representing the variable portion of capital stock.

Each ordinary share of the Series “A” and “B” entitles the holder to one vote at general shareholders’ meetings.

In accordance with the Mexican Income Tax Law, capital contributions must be controlled in the so-called Restated contributed capital account (CUCA), which is restated for inflation. If there are capital reductions that exceed the CUCA balance, the difference will be subject to income tax payable by the Company at the tax rate in force at that time.

b) Legal reserve

In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the value of capital stock. The legal reserve at December 31, 2014 and 2013 is Ps.3,497.

c) Dividends

At regular shareholders’ meetings held on May 8, 2014, April 16, 2013 and April 23, 2012, respectively, the shareholders declared the following dividends:

	2014		2013		2012
Dividends declared	Ps.	337,801	Ps.	345,285	Ps.	317,737
Number of shares		19,466,321		19,466,321		19,466,321

Dividend per share (pesos)	Ps.	17.35	Ps.	17.74	Ps.	16.32

The Mexican Income Tax Law establishes that dividends declared from income on which corporate income tax has already been paid shall not be subject to further taxation; therefore, taxable income must be controlled in a so-called Net taxed profits account (CUFIN). Any distribution of earnings in excess of this account will be subject to corporate income tax at the tax rate in effect at that time. The afore-aforementioned dividends did not exceed the Company’s CUFIN balance.

d) Tax balances

At December 31, 2014 and 2013, the Company has the following tax balances:

	2014		2013
Restated contributed capital account (CUCA)	Ps.	26,758	Ps.	24,709
Net taxed profits account (CUFIN)		542,486		497,881

8. Operating and administrative expenses

An analysis of this caption at for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Wages and other employee benefits	Ps. 217,060	Ps. 186,496	190,071
Professional services	93,221	49,985	103,613
Royalties and licenses	87,650	107,390	107,755
Depreciation	37,327	31,725	24,256
Maintenance	24,634	17,524	13,069
Other	47,399	36,922	15,184

	Ps. 507,291	Ps. 430,042	Ps. 453,948

9. Income tax

Income tax

As a part of the 2014 Mexican Tax Reform, the Mexican Income Tax Law and Mexican Flat-rate Business Tax Law in effect during 2013 and 2012 have been repealed, and a new Mexican Income Tax Law has been enacted and became effective as of January 1, 2014. The entry into force of the new Mexican Income Tax Law had no effect on the Company’s financial situation, except for a new cap on the deduction of payroll-related expenses that are tax-exempt for employees.

Income tax is computed considering taxable income minus authorized deductions. These items include certain inflationary effects, such as the restatement of depreciation expense and the effects of inflation on certain monetary assets and liabilities by means of the annual inflation adjustment.

For the years ended December 31, 2014, 2013 and 2012, income tax was computed by applying the 30% rate to the Company’s taxable income.

Flat-rate business tax (FRBT)

Current-year flat-rate business tax is computed by applying the 17.5% rate to income determined on the basis of cash flows, net of authorized credits. For the years ended December 31, 2013 and 2012, the Company and its subsidiary had no FRBT payable since their income tax payable was higher than their FRBT payable for the year.

For the years ended December 31, 2014, 2013 and 2012, the Company determined income tax as follows:

	2014		2013		2012
Taxable income of the Company and subsidiary	Ps.	614,930	Ps.	552,947	Ps.	534,610
Statutory income tax rate		30%		30%		30%

Current year income tax		184,479		165,883		160,385
Tax prepayments		(144,524)		(158,636)		(131,501)

Income tax payable	Ps.	39,955	Ps.	7,247	Ps.	28,884

An analysis of income tax charged to the statement of comprehensive income for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
Current year income tax	Ps.	184,479	Ps.	165,883	Ps.	160,385
Deferred income tax		(17,763)		(10,328)		(12,309)
Other income tax items		—		1,518		—

	Ps.	166,716	Ps.	157,073	Ps.	148,076

A reconciliation of the statutory income tax rate to the effective rate recognized by the Company for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
Income before income tax	Ps.	577,020	Ps.	546,020	Ps.	493,270
Plus (less):
Annual tax inflation adjustment		(17,883)		(15,375)		(10,947)
Non-deductible expenses		9,526		3,155		3,828
Other items		(12,944)		(10,225)		7,438

		555,719		523,575		493,589
Statutory income tax rate		30%		30%		30%

Total current-year and deferred income tax	Ps.	166,716	Ps.	157,073	Ps.	148,076

Effective income tax rate		29%		29%		30%

The temporary differences in statement of financial position accounts for financial and tax reporting purposes that give rise to the deferred income tax are as follows:

	At December 31
	2014	2013
Deferred tax assets:
Accrued liabilities	Ps. 39,103	Ps. 30,061
Advances from customers	21,285	12,104
Employee retirement benefits	2,049	1,633
Property, furniture and equipment	5,813	5,795

	68,250	49,593
Deferred tax liabilities:
Prepaid expenses	(1,693)	(690)

Deferred tax asset, net	Ps. 66,557	Ps. 48,903

Reconciliation of deferred tax asset, net:

	2014	2013
Opening balance as of January 1,	Ps. 48,903	Ps. 37,200
Tax benefit during the period recognized in profit or loss	17,238	10,426
Tax benefit during the period recognized in OCI	416	1,277

Closing balance as at December 31,	Ps. 66,557	Ps. 48,903

The Company computed deferred income tax by applying the 30% income tax rate to the principal temporary differences between the accounting and tax values of its statement of financial position accounts, since this is the rate that the Company expects that most of the deferred income tax assets and liabilities will be materialized.

10. Other Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and short-term deposits, held by the Company as at December 31, 2014 and 2013:

	December 31, 2014
	Loans and receivables	Fair value through profit or loss
Financial Assets:
Trade receivables	Ps. 48,125	Ps —
Related parties receivables	79,539

	Ps. 127,664

Financial Liabilities:
Related parties	Ps. 41,130	Ps —
Accrued liabilities	123,937	—

	Ps. 165,067	Ps —

	December 31, 2013
	Loans and receivables		Fair value through profit or loss
Financial Assets:
Debt securities			Ps.	15,098
Trade receivables	Ps.	44,642		—
Related parties receivables		52,380		—

	Ps.	97,022	Ps.	15,098

Financial Liabilities:
Related parties	Ps.	24,013	Ps.	—
Accrued liabilities		116,299		—

	Ps.	140,312	Ps.	—

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at December 31, 2014 and 2013 is as follows:

	Measurement of fair value at December 31, 2014
	Level 1		Level 2		Level 3		Total
Assets:
Pension plan assets (government debt)	Ps.	24,835	Ps.	—	Ps.	—	Ps.	24,835

	Measurement of fair value at December 31, 2013
	Level 1		Level 2		Level 3		Total
Assets:
Debt securities at fair value through profit or loss	Ps.	15,098	Ps.	—	Ps.	—	Ps.	15,098
Pension plan assets (government debt)		20,597		—		—		20,597

	Ps.	35,695	Ps.	—	Ps.	—	Ps.	35,695

For the years ended December 31, 2014 and 2013, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

11. Commitments

The Company has entered in four operating leases of facilities for operating and administrative purposes. Such lease agreements are for an average of 4 years term and it can be extended automatically. Rents’ value is restated by inflation. For the period ended December 31, 2014, 2013 and 2012, the rent expense is Ps.5,700, Ps.5,223 and Ps.4,685, respectively.

12. Risk Management and Contingencies

- Risk management and contingencies

The Company is primarily exposed to credit, liquidity and market risks, which the Board of Directors reviews and monitors through the Corporate Practices Committee.

Credit risk

Credit risk represents the potential loss from the failure of the customer or financial instrument counterparty to meet all of its payment obligations. This risk is primarily due to cash and cash equivalents and trade receivables.

The Company believes that its credit risk is limited due to the nature of its operations and the profile of its customers, which are mostly shareholders. For the years ended December 31, 2014 and 2013, the Company’s accounts receivable reflect no risk of collectability or considerably old accounts. The Company’s policy is to maintain its surplus cash in demand bank deposits in Mexican banks with strong credit ratings. At December 31, 2014 and 2013, the Company has not identified any risks related to impairment or uncollectability of its cash and cash equivalents.

As at December 31 2014, and 2013, the aging analysis of trade receivables is, as follows:

					Past due but not impaired
	Total		Neither past due nor impaired		< 30 days		30-60 days		61-90 days		> 91days
2014	Ps.	48,125	Ps.	46,602	Ps.	1,477	Ps.	46	Ps.	—	Ps.	—
2013	Ps.	44,642	Ps.	37,387	Ps.	2,677	Ps.	541	Ps.	265	Ps.	3,772

Liquidity risk

Liquidity risk is the risk that the Company will be unable to cover its financial obligations when they mature. The Company’s goal is to ensure, insofar as possible, that it always has sufficient liquidity to settle its financial liabilities when they mature, under both normal and adverse conditions, without incurring unacceptable losses or putting the entity’s financial position at risk. At December 31, 2014 and 2013, the Company has no financial liabilities and management has the necessary levels of cash, cash equivalents and marketable securities in hand to meet its obligations.

Market risk

Market risk is the risk of fluctuation in market prices, such as interest rates and exchange rates.

At December 31, 2014 and 2013, the Company’s foreign currency denominated position (U.S. dollars) is considered immaterial and is USD 428 (short) and USD 1,313 (short), respectively. At such dates, the Company is not exposed to any material interest rate risks since it has financial liabilities and its investments in cash and cash equivalents have short-term maturities and are conducted at market rates. The Company does not carry out transactions with derivative financial instruments.

Operational risk

Operational risk is the risk of loss from potential internal control failures or deficiencies due to errors in the Company’s data processes and storage or in its data transmissions. The Company believes its exposure to operational risk is low, since it has various process certifications that it needs to carry out its business activities. In addition, its accounting and internal audit area focuses on identifying risks and following up on the implementation of process controls aimed at minimizing the likelihood of any risks actually materializing. The Corporate Practices Committee and the Audit Committee review and follow up on the Company’s operating activities, including any potential incidents.

Technological risk

Technological risk is the risk of loss from damage, interruption, alterations or failures in the Company’s hardware, software, systems, applications, networks or any other information distribution channel used by the Company to provide its services. The Company has several policy and procedures manuals in place that establish, among other measures, controls for reducing the Company’s exposure to technological risk. The IT area continually monitors cases of failures in the Company’s computer equipment, software or other technological resources used by the Company caused by programming errors, technological obsolescence or other factors, and the IT area addresses any issues identified by requesting from the Company’s management the funds needed to do so. Management submits these investment proposals to the Corporate Practices Committee for review and subsequent approval of each project.

Legal risk

Legal risk is the risk of loss caused by the Company’s non-compliance with the rules and laws to which it is subject, and by the effects of rulings issued against it by the courts and authorities. The Company’s legal and financial areas and its Corporate Practices Committee all address the Company’s legal, tax and regulatory matters, and the Company’s internal audit area assesses the Company’s compliance with those matters. Based on an analysis of the frequency of events and the amounts involved, the Company’s exposure to legal risk is considered low.

Capital management

The Company’s Corporate Practices Committee monitors the liquidity risk, it establishes internal policies for capital management, and reviews the expected cash receipts and disbursements based on the approved annual budget. Historically, the Company has not required external financing for its operations (for example, bank borrowings). Such Committee also evaluates the level of operating cash flows needed in order to determine the amount of the dividends available for shareholders on annual basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

A significant component of the Company’s revenue is generated from its shareholders (58% in 2014, 61% in 2013 and 59% in 2012). For the years ended December 31, 2014, 2013 and 2012, the revenue earned from four shareholders represent over 43%, 45%, and 49% respectively, of the Company’s total revenues. See Note 4 for further disclosure.

At December 31, 2014, 2013 and 2012, the Company has no other customers that represent significant portion of the Company’s revenues and accounts receivable.

- Contingencies

The Company is party to several civil lawsuits in the normal course of business. The Company, after consultation with its lawyers, believes that the ultimate resolution of such matters will not have a material impact on its consolidated financial statements.

CREDIT INFORMATION BUREAU (INDIA) LIMITED

BALANCE SHEET AS AT MARCH 31, 2014

	Note No.		Mar 31, 2014 Rs. (000’s)	Mar 31, 2013 Rs. (000’s)
EQUITY AND LIABILITIES
Shareholders’ funds
Share capital	3		250,000	250,000
Reserves and surplus	4		1,492,342	1,189,552

			1,742,342	1,439,552
Non-current liabilities
Deferred tax liabilities (net)	5		8,851	15,217
Other long-term liabilities	6		—	42
Long-term provisions	7		70,899	50,050

			79,750	65,309
Current liabilities
Trade payables	8		139,891	111,653
Other current liabilities	9		16,739	23,640
Short-term provisions	7		214,199	83,880

			370,829	219,173

TOTAL			2,192,921	1,724,034

ASSETS
Non-current assets
Fixed assets	10
Tangible assets			122,706	101,361
Intangible assets			146,780	99,933
Intangible assets under development			7,562	—

			277,048	201,294
Non-current investments	11	(a)	180,000	120,000
Long-term loans and advances	12		280,418	142,101

			737,466	463,395

Current assets
Current investments	11	(b)	10,000	—
Trade receivables	13		281,786	197,855
Cash and bank balances	14		1,053,933	928,234
Short-term loans and advances	12		91,764	115,974
Other current assets	15		17,972	18,576

			1,455,455	1,260,639

TOTAL			2,192,921	1,724,034

Summary of significant accounting policies	2

Notes 1 to 30 annexed hereto form an integral part of the financial statements.

For and on behalf of the Board

M. V. Nair	Arun Thukral	Vivek Kumar Aggarwal	Swati Naik
Chairman	Managing Director	CFO & Exec. VP	Company Secretary
Mumbai, June 10, 2014

CREDIT INFORMATION BUREAU (INDIA) LIMITED

STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED MARCH 31, 2014

	Note No.	Mar 31, 2014 Rs. (000’s)	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)
Income
Revenue from operations	16	1,666,181	1,304,041	1,030,123
Other income	17	140,486	119,523	86,041

Total revenue		1,806,667	1,423,564	1,116,164

Expenses
Employee benefits expense	18	255,000	188,222	166,859
Establishment and other expenses	19	345,879	306,257	263,352
Royalty & software technology fees		198,825	186,604	147,603
Finance costs	20	544	1,175	1,211
Depreciation and amortisation expense	10	100,735	83,461	55,522

Total expenses		900,983	765,719	634,547

Profit before tax		905,684	657,845	481,617

Less: Tax expense
Current tax expense		316,773	215,506	161,683
Deferred tax charge/ (credit)		(6,366)	(1,286)	(5,092)
Net tax expense		310,407	214,220	156,591

Profit for the year		595,277	443,625	325,026

Earning per equity share-basic and diluted (refer note 28)		23.81	17.74	13.00
(nominal value Rs. 10 per share)
Summary of significant accounting policies	2

Notes 1 to 30 annexed hereto form an integral part of the financial statements.

For and on behalf of the Board

M. V. Nair	Arun Thukral	Vivek Kumar Aggarwal	Swati Naik
Chairman	Managing Director	CFO & Exec. VP	Company Secretary
Mumbai, June 10, 2014

CREDIT INFORMATION BUREAU (INDIA) LIMITED

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2014

	Mar 31, 2014 Rs. (000’s)	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)
CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax	905,684	657,845	481,617
Adjustments for:
Depreciation and amortisation expense	100,735	83,461	55,522
Loss/(profit) on sale of assets write off	75	(422)	2,119
Interest income	(124,232)	(108,412)	(81,661)
Provision for employee benefits	30,263	17,220	19,826
Grant income recognised	(4,050)	(5,320)	(3,593)
Interest expense	544	1,175	1,211
Doubtful advances written off /provided	8	1,732	895

Operating profit before working capital changes	909,027	647,279	475,936

Changes in working capital:
Adjustments for decrease/(increase) in operating assets:
Trade receivables	(83,931)	(62,351)	(39,471)
Short-term loans and advances	6,710	3,552	(7,453)
Long-term loans and advances	919	517	(2,266)
Other current assets	3,323	(2,120)	8,121
Adjustments for (decrease)/increase in operating liabilities:
Trade payables	28,238	31,047	5,801
Other current liabilities	(2,893)	3,460	(28,271)

Cash generated from operations	(47,634)	(25,895)	(63,539)
Less: Taxes paid	(278,035)	(219,397)	(146,908)

Net cash flow from operating activities(A)	583,358	401,987	265,489

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditure on tangible assets	(71,251)	(36,828)	(33,437)
Capital expenditure on intangible assets, including intangible assets under development and capital advances	(130,696)	(30,492)	(40,863)
Proceeds from sale of fixed assets	78	1,974	424
Purchase of non-current investments	(60,000)	(120,000)	—
Purchase of current investments	(10,000)	—	—
Fixed deposits with financial institutions:
—Placed	(335,000)	(223,000)	(118,000)
—Matured	232,500	141,000	62,500
Fixed deposits with banks with maturity more than 3 months:
—Placed	(1,163,000)	(1,236,500)	(1,109,100)
—Matured	1,035,000	1,217,100	877,700
Interest received on tax refund	—	216	2,223
Interest received on fixed deposits	121,514	103,393	101,149

Cash used in investing activities(B)	(380,855)	(183,137)	(257,404)

CASH FLOW FROM FINANCING ACTIVITIES
Dividends paid	(175,000)	(175,000)	(25,000)
Tax on dividend	(29,741)	(28,389)	(4,056)
Interest paid on overdraft	(63)	(8)	—
Cash used in financing activities(C)	(204,804)	(203,397)	(29,056)

Net Increase / (Decrease) in cash equivalent(A+B+C)	(2,301)	15,453	(20,971)
Add: Cash and cash equivalents at the beginning of the year	36,834	21,381	42,352
Cash and cash equivalents at the end of the year (refer note 14)	34,533	36,834	21,381

For and on behalf of the Board

M. V. Nair	Arun Thukral	Vivek Kumar Aggarwal	Swati Naik
Chairman	Managing Director	CFO & Exec. VP	Company Secretary
Mumbai, June 10, 2014

CREDIT INFORMATION BUREAU (INDIA) LIMITED

Notes forming part of financial statements for the year ended Mar 31, 2014

1. Corporate Information

CIBIL is a credit information company. It creates value for financial institutions by providing objective data and tools to help them manage risk, and devise appropriate lending. CIBIL benefits both credit grantors and consumers by collecting, analyzing, and delivering information on credit histories of borrowers. It provides its members with risk management tools on both consumer and commercial borrowers.

These financial statements have been prepared in accordance with generally accepted accounting principles in India and authorized by the Board of Directors of the Company on June 10, 2014 on the basis of a request and undertaking received from one of its shareholders viz; TransUnion International Inc; to be included, in accordance with Rule SX 3-09 in the Form 10-K of Transunion Holding Company Inc., USA (ultimate parent company of TransUnion International Inc.) for the year ended 31st December, 2013 to be filed with the U.S. Securities and Exchange Commission (SEC). In reliance of an exemption granted by the Securities and Exchange Commission to Transunion Holding Company, these financial statements have not been reconciled to US GAAP for the year ended March 31, 2013.

We have reclassified certain income statement amounts in the prior years to conform to the current year’s presentation.

2. Significant Accounting Policies

2.1 System of Accounting

The financial statements of the Company are prepared in accordance with the Generally Accepted Accounting Principles in India (Indian GAAP) to comply with the Accounting Standards notified under Section 211(3C) of the Companies Act, 1956 (“the 1956 Act”) (which continue to be applicable in respect of Section 133 of the Companies Act, 2013 (“the 2013 Act”) in terms of General Circular 15/2013 dated 13 September, 2013 of the Ministry of Corporate Affairs) and the relevant provisions of the 1956 Act / 2013 Act, as applicable. The financial statements are prepared on accrual basis under the historical convention. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the previous year.

2.2 Use of Estimates

The preparation of the financial statements in conformity with the Indian GAAP requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as on the date of the financial statements and the reported income and expenses during the year. The Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual result could differ from the estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known / materialised. Any changes in such estimates are recognised prospectively.

2.3 Revenue Recognition

a)	Initial Membership Fees are recognised on admission of members.

b)	Annual Membership Fees are recognised proportionately for the period of such membership.

c)	Service Report fees and Decision Centre Service credits are recognised on rendering of services.

d)	Interest and other dues are recognised on accrual basis.

2.4 Grants

Grants received and accrued are recognised as income over the periods necessary to match them with the costs for which they are intended to compensate, based on the claims made as laid down in Accounting Standard “Accounting for Government Grants” (AS-12) notified by the Companies (Accounting Standards) Rules, 2006.

2.5 Foreign Currency Translation

Foreign currency transactions are recorded at rates as on the date of the transaction. Exchange differences arising on foreign currency transactions settled during the year are recognised in the Statement of Profit and Loss.

All foreign currency denominated monetary assets and liabilities are translated at the exchange rates prevailing on the Balance Sheet date. The resultant exchange differences are recognised in the Statement of Profit and Loss.

2.6 Tangible Assets and Depreciation

a)	Tangible assets have been stated at purchase/acquisition cost inclusive of installation cost less accumulated depreciation.

b)	Leasehold improvements are amortised over the period of the lease.

c)	The Company adopts Straight Line Method of depreciation at the rates prescribed under Schedule XIV to the Companies Act, 1956 or Management’s experience and estimate of useful life of assets, whichever is higher, as detailed below:

Asset Head	Depreciation Rates
Computers	20.00%
Computers—Laptop and end user equipment*	33.33%
Office equipment*	20.00%
Furniture and fixtures	16.67%
Electrical Installations	16.67%
Vehicles	25.00%
Mobile Phones	50.00%

*	The Company has revised the estimated useful life of Laptop and End user Equipments from 5 years to 3 years and office equipments from 6 years to 5 years.

d)	Capital work-in-progress:

Projects under which assets are not ready for their intended use and other capital work-in-progress are carried at cost comprising of direct cost, related incidental expenses and attributable interest (if any).

2.7 Intangible Assets and Amortisation

a)	Intangible assets are stated at cost less accumulated amortisation.

b)	Intangible assets are amortised on the straight line basis over the useful life. System Softwares (including related Application Softwares) are amortised over the estimated useful life or five years whichever is lower. Trademark cost is amortised over 5 years. Any expenses on Software for support and maintenance are charged to the Statement of Profit and Loss.

c)	Intangible assets under development:

Projects under which intangible assets are not ready for their intended use and intangible assets under development are carried at cost, comprising direct cost, related incidental expenses and attributable interest (if any).

2.8 Operating Leases

Lease arrangements where the risks and rewards incidental to ownership of an asset substantially vest with the lessor are recognised as operating leases. Lease rentals under operating leases are recognised in the Statement of Profit and Loss on a straight-line basis.

2.9 Impairment of Assets

The carrying values of assets / cash generating units at each Balance Sheet date are reviewed for impairment of assets. If any indication of such impairment exists, then the recoverable amount of such assets is estimated and impairment is recognized, for the excess of the carrying amount of these assets vs their recoverable amount. The recoverable amount is considered as the greater of the net selling price and their value in use. Value in use is arrived at by discounting the future cash flows to their present value based on an appropriate discount factor. When there is indication that an impairment loss recognised for an asset in prior accounting periods no longer exists or may have decreased such reversal of impairment loss is recognised.

2.10 Investments

a)	Long term Investments are carried at cost less provision (if any) for diminution (other than temporary) in value of such investments.

b)	Current Investments are carried at the lower of cost or fair value on an individual basis.

2.11 Cash and Cash Equivalents

Cash comprises cash on hand and demand deposits with banks. Cash equivalents are short-term balances (with an original maturity of three months from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

2.12 Employee Benefits

Defined Contribution Plans:

a)	The Company’s contribution to Employees Provident Fund paid / payable during the year is recognised in the Statement of Profit and Loss based on the amount of contribution required to be made and when services are rendered by the employees.

Defined Benefits Plan:

b)	Liability for compensated absences in respect of sick leave and privilege Leave which is of long-term nature is actuarially determined based on the Projected Unit Credit method.

c)	The Company’s liability towards gratuity is determined using the projected unit credit method which considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Actuarial gains and losses based on actuarial valuation done by an independent actuary carried out annually are recognised immediately in the Statement of Profit and Loss as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Short-term Employee Benefits:

d)	Liability in respect of Privileged Leave which is of short-term in nature and Leave Travel Allowance is recognized in the Statement of Profit and Loss based on the expected cost and period of service which entitles the employee to such benefits.

Long-Term Employee Benefits / Incentive Plan:

e)	The Company has a long term incentive plan for eligible employees whereby they are entitled for cash payment against appreciation in notional value of share units (that is determined based on EPS and benchmarked multiple) over long term. Provision is made for any such appreciation at end of every year, till the grant is either exercised or lapsed, and the cost is fully charged to the Statement of Profit and Loss as part of Employees benefits expense.

2.13 Taxes on Income

Current Tax is the amount of the tax payable on the taxable income for the year as determined in accordance with the provisions of the Income Tax Act, 1961.

Deferred Tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred Tax Assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses. Other Deferred Tax Assets are recognised if there is reasonable certainty that there will be sufficient future taxable income to realise such assets. Deferred tax assets are reviewed at each balance sheet date for their realisabilty.

2.14 Provisions and Contingencies

A provision is recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding employee benefits) are not discounted to their present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are disclosed in Notes.

2.15 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

2.16 Operating Cycle

Based on the nature of the services / activities of the Company and the normal time between acquisition of the assets and their realization in cash or cash equivalents, the Company has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

Note 3

Share Capital

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Authorised capital
50,000,000 (31st Mar 2013: 50,000,000) equity shares of Rs. 10/- each	500,000	500,000

Issued, Subscribed and fully paid up shares
25,000,000 (31st Mar 2013: 25,000,000) equity shares of Rs. 10/- each	250,000	250,000

TOTAL	250,000	250,000

a. Reconciliation of equity shares at the beginning and at the end of the year.

	March 14		March 13
	No (000’s)	Rs. (000’s)	No (000’s)	Rs. (000’s)
Particulars
Equity shares at the beginning of the year	25,000	250,000	25,000	250,000

Equity shares outstanding at the end of the year	25,000	250,000	25,000	250,000

b. Details of shareholders holding more than 5% shares in the company

	March 14		March13
	No (000’s)	% of Holding	No (000’s)	% of Holding
Name of the shareholder
TransUnion International Inc (USA)	11,875	47.50%	6,875	27.50%
State Bank of India	2,500	10.00%	2,500	10.00%
ICICI Bank Ltd.	2,500	10.00%	2,500	10.00%

c. Details of rights, preferences and restrictions attached to the equity shareholders.

The Company has only one class of equity shares having a par value of Rs. 10 per share. Members of the Company holding equity shares capital therein have a right to vote, on every resolution placed before the Company and right to receive dividend. The voting rights on a poll is in proportion to the share of the paid up equity capital of the Company held by the shareholders. The Company declares dividends in Indian rupees. The interim and final dividend is proposed by the Board of Directors. However, the final dividend is subject to the approval of the Shareholders in the ensuing Annual General Meeting. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company in proportion to their shareholding.

Note 4

Reserves and Surplus

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
General Reserve
Balance as per last balance sheet	68,740	24,377
Add: transfer from the statement of profit and loss	60,000	44,363

Closing Balance	128,740	68,740

Surplus in the statement of profit and loss
Balance as per last balance sheet	1,120,812	925,326
Add: Profit for the year	595,277	443,625
Less: Appropriations:
General Reserve	60,000	44,363
Interim dividend	125,000	125,000
Final dividend	125,000	50,000
Tax on dividend	42,487	28,776

Total	352,487	248,139

Closing balance	1,363,602	1,120,812

	1,492,342	1,189,552

Note 5

Deferred tax liabilities (net)

The major components of deferred tax liabilities and deferred tax assets are as under :

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Deferred tax liabilities(A)
Difference between the book balance and tax balance of fixed assets	46,890	34,987

Deferred tax assets(B)
Provision for employee benefits	31,852	14,203
Provision for claims and others	1,886	—
Disallowance under Section 40(a)(ia) of Income Tax Act, 1961	4,301	5,567

Net deferred tax liabilities(A-B)	8,851	15,217

Charge / (credit) for the year	(6,366)	(1,286)

Note 6

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Other long-term liabilities
Deferred income	—	42

	—	42

Note 7

Provisions

	Long-term		Short-term
	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Provision for employee benefits
Provision for gratuity	1,000	1,000	—	—
Provision for compensated absences	50,438	37,340	5,272	3,447
Provision for employee stock appreciation rights (refer note 21(iv))	19,461	11,710	17,539	9,950

	70,899	50,050	22,811	13,397

Other provisions
Provision for income tax (net)	—	—	45,114	11,986
Provision for wealth tax	—	—	30	—
Provision for proposed equity dividend	—	—	125,000	50,000
Provision for tax on proposed dividend	—	—	21,244	8,497

	—	—	191,388	70,483

	70,899	50,050	214,199	83,880

Note 8

Trade payables

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Due to:
—Micro and small enterprises (refer footnote)	—	74
—Others.	139,891	111,579

	139,891	111,653

Footnote

Trade payables include Rs. Nil (000’s) (Previous Year Rs. 74(000’s)) payable to “Suppliers “ who have confirmed that they are registered under the Micro, Small and Medium Enterprises Development Act, 2006. This has been relied upon by the auditors. No interest has been paid / payable by the Company during the year to these “Suppliers”(Previous Year Rs. Nil (000’s)) .

Note 9

Other current liabilities

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Other payables
Advance from customers	5,515	7,946
Unearned income	4,299	3,986
Deferred income	42	4,050
Taxes payable	2,369	7,491
Provident fund payable	1,512	—
Others	3,002	167

	16,739	23,640

Note 10	Rs. (000’s)

Fixed assets

	Gross block				Depreciation and amortization				Net block
Description	As at Apr 1, 2013	Additions	Deductions	As at Mar 31, 2014	As at Apr 1, 2013	Charge	Deductions	As at Mar 31, 2014	As at Mar 31, 2014	As at Mar 31, 2013
		during the period				during the period
Tangible assets
Leasehold improvements	26,371	1,460	70	27,761	18,128	3,988	70	22,046	5,715	8,243
	(27,931)	(—)	(1,560)	(26,371)	(16,283)	(3,405)	(1,560)	(18,128)	(8,243)	(11,648)
Computers & other hardware	200,698	68,802	2,887	266,613	121,100	41,017	2,882	159,235	107,378	79,598
[refer footnote (i) & (ii)]	(172,714)	(28,124)	(140)	(200,698)	(84,536)	(36,667)	(103)	(121,100)	(79,598)	(88,178)
Office equipments	10,094	785	1,216	9,663	6,849	1,557	1,068	7,338	2,325	3,245
[refer footnote (i)]	(10,066)	(96)	(68)	(10,094)	(5,824)	(1,074)	(49)	(6,849)	(3,245)	(4,242)
Furniture and fixtures	4,737	204	—	4,941	3,185	441	—	3,626	1,315	1,552
	(4,856)	(471)	(590)	(4,737)	(3,368)	(407)	(590)	(3,185)	(1,552)	(1,488)
Electrical installations	398	—	—	398	237	49	—	286	112	161
	(392)	(6)	(—)	(398)	(189)	(48)	(—)	(237)	(161)	(203)
Vehicles	10,800	—	—	10,800	2,238	2,701	—	4,939	5,861	8,562
	(7,244)	(8,131)	(4,575)	(10,800)	(2,902)	(2,414)	(3,078)	(2,238)	(8,562)	(4,342)

Tangible assets total—current yr	253,098	71,251	4,173	320,176	151,737	49,753	4,020	197,470	122,706	101,361

	(223,203)	(36,828)	(6,933)	(253,098)	(113,102)	(44,015)	(5,380)	(151,737)	(101,361)	(110,101)
Intangible assets
Software	261,797	97,829	2,628	356,998	161,954	50,945	2,628	210,271	146,727	99,843
[refer footnote (ii)]	(215,500)	(46,297)	(—)	(261,797)	(122,543)	(39,411)	(—)	(161,954)	(99,843)	(92,957)
Trade mark	176	—	—	176	86	37	—	123	53	90
	(176)	(—)	(—)	(176)	(51)	(35)	(—)	(86)	(90)	(125)

Intangible assets total -current yr	261,973	97,829	2,628	357,174	162,040	50,982	2,628	210,394	146,780	99,933

	(215,676)	(46,297)	(—)	(261,973)	(122,594)	(39,446)	(—)	(162,040)	(99,933)	(93,082)
Intangible assets under development	—	7,562	—	7,562	—	—	—	—	7,562	—
	(10,863)	(—)	(10,863)	(—)	(—)	(—)	(—)	(—)	(—)	(10,863)

Current Period—TOTAL	515,071	176,642	6,801	684,912	313,777	100,735	6,648	407,864	277,048	201,294

	(449,742)	(83,125)	(17,796)	(515,071)	(235,696)	(83,461)	(5,380)	(313,777)	(201,294)	(214,046)

Footnotes:

(i)	The Company has revised the estimated useful life of Laptop and End user Equipments from 5 years to 3 years and office equipments from 6 years to 5 years. Consequently, the depreciation charge for the year is higher by Rs. 20 (000’s).
(ii)	The Company had revised the estimated useful life of Computers & softwares from 6 years to 5 years in the previous year. Consequently, the depreciation charge for the previous year was higher by Rs. 13,310 (000’s).
(iii)	The figures in bracket indicates previous year.

Note 11

Investments

(a) Non-current investments

			March 14 Rs. (000’s)	March 13 Rs. (000’s)
Quoted investments (refer footnote)	No of Bonds	Face Value
7.38%, Rural Electrification Corporation Ltd.	20,000	Rs. - 1000	20,000	20,000
7.36%, Power Finance Corporation Ltd.	20,000	Rs. - 1000	20,000	20,000
7.08%, Indian Infrastructure Finance Co. Ltd.	20,000	Rs. - 1000	20,000	20,000
7.40%, Indian Infrastructure Finance Co. Ltd.	20,000	Rs. - 1000	20,000	20,000
7.34%, Indian Railway Finance Corpn. Ltd.	20,000	Rs. - 1000	20,000	20,000
7.04%, Indian Railway Finance Corpn. Ltd.	20,000	Rs. - 1000	20,000	20,000
8.48%, Indian Infrastructure Finance Co. Ltd.	20,000	Rs. - 1000	20,000	—
8.50%, National Highway Authority of India	20,000	Rs. - 1000	20,000	—
8.63%, Rural Electrification Corporation Ltd.	20,000	Rs. - 1000	20,000	—

			180,000	120,000

Footnote

Aggregate market value of quoted securities as on 31.03.14 is Rs. 178,214 (000’s) (Previous year Rs. 121,080 (000’s)

(b) Current investments

Unquoted investments (refer footnote)

ICICI Prudential FMP—Series 69	10,000	—

	10,000	—

Footnote

Market Value as on 31.03.2014 Rs. 10,663 (000’s).

Note 12

Loans and advances

Unsecured, considered good; (unless otherwise stated)

	Long-term		Short-term
	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 14 Rs. (000’s)	March 13 Rs. (000’s)
(a) Capital advances	29,228	3,923	—	—

	29,228	3,923	—	—

(b) Other loans & advances
Advance income tax (doubtful)	2,548	2,550	—	—
Less: Provision for doubtful TDS	(2,548)	(2,550)	—	—

Advance income tax	14,087	20,147	—	—
Deposit with Financial Institution	225,000	105,000	77,500	95,000
Advance wealth tax	19	19	—	—
Deposits	11,894	10,908	—	—
Prepaid expenses	190	2,104	9,979	18,223
Employee advances (refer footnote)	—	—	1,656	1,921
Other advances	—	—	2,629	830

	251,190	138,178	91,764	115,974

	280,418	142,101	91,764	115,974

Footnote:

Employee advances includes advance against salary outstanding of ` Nil (000’s) due from Mr. Arun Thukral (Managing Director) as on March 31, 2014 (Previous Year Rs. 971(000’s).

Note 13

Trade receivables

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Unsecured, considered good:
—Trade receivables outstanding for a period exceeding 6 months from the date they were due for payment	1	—
Less: provision for doubtful debts	(1)	—
—Other trade receivables	281,786	197,855

	281,786	197,855

Note 14

Cash and bank balances

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Cash and cash equivalents as per Accounting Standard 3
Cash on hand	—	18
Cheques in Hand	352	—
Remittance in transit	—	33,100
Balances with Banks:
Current accounts	34,181	3,716

	34,533	36,834

Other bank balances
Deposits with remaining maturity less than 12 months (refer footnote)	278,000	313,500
Deposits with remaining maturity more than 12 months	741,400	577,900

	1,019,400	891,400

	1,053,933	928,234

Footnote:

Includes deposit of Rs. 20,000 (000’s) [Previous year Rs. 15,000 (000’s)] held as security against bank overdraft facility. The balance outstanding of the overdraft facility as at balance sheet date is Nil. (Previous year Nil).

Note 15

Other current assets

	March 14 Rs. (000’s)	March 13 Rs. (000’s)
Unsecured, considered good;
Interest accrued on fixed deposits	17,915	15,196
Service tax advance	57	3,380

	17,972	18,576

Note 16

Revenue from operations

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Sale of services
Membership fees	30,849	29,196	30,522
Service reports fees	1,574,041	1,245,710	988,596

Other operating income
Grants	4,050	5,320	7,184
Decision centre service credits	9,022	6,615	3,821
Convenience charges	48,219	17,200	—

	1,666,181	1,304,041	1,030,123

Note 17

Other income

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Interest income:
Interest income on fixed deposits	114,044	106,337	79,231
Interest on non-current investments	9,335	1,258	—
Interest from customers	487	71	—
Interest on tax refunds	—	—	2,430
Interest Others	366	746	—

Other non-operating income
Profit on sale of fixed assets (net)	—	422	—
Miscellaneous income	16,254	10,689	4,380

	140,486	119,523	86,041

Note 18

Employees benefits expense

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Salaries and allowances	210,249	161,319	137,696
Contribution to provident and other funds	10,449	8,108	6,814
Provision for employee stock appreciation rights	21,995	7,825	11,500
Staff welfare expenses	12,307	10,970	10,849

	255,000	188,222	166,859

Note 19

Establishment and other expenses

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Office rent	58,048	58,065	58,048
Electricity charges	2,580	3,040	4,963
Repairs and maintenance:
Computers and server expenses	21,188	30,012	26,590
Software support expenses	45,419	44,058	29,111
Building repairs	716	597	616
Office maintenance and services	5,231	3,940	3,968
Other repairs	27	27	152
Insurance charges	601	696	654
Rates and taxes	296	759	889
Travelling and conveyance	11,930	10,785	8,561
Data centre fees	33,104	28,623	18,187
Legal and professional services	97,362	78,311	76,910
Auditors ‘ remuneration (refer footnote)	1,250	1,507	1,008
Advertising and business development expenses	42,158	29,547	17,287
Other operating expenses	18,923	11,759	11,635
Wealth Tax	67	—	10
Director’s commission and sitting fees (refer note 29)	2,084	1,215	570
Donation	5	5	355
Bank charges	1,781	1,562	822
Provision for customer claims	3,000	—	—
Provision for doubtful advances	8	1,732	895
Loss on sale of fixed assets (net)	75	—	2,119
Loss on account of foreign exchange fluctuations (net)	26	17	3

	345,879	306,257	263,352

Footnote:
Auditors’ remuneration:
i) For statutory audit	800	800	700
ii) For tax audit	240	240	210
iii) For taxation matters	110	115	20
iv) For other services	100	350	75
v) For reimbursement of expenses	—	2	3

	1,250	1,507	1,008

Service tax which has been claimed as set off for input credit has not been included in the expenditure above.

Note 20

Finance costs

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Interest on delayed / deferred payment of income tax	481	—	1,009
Interest on bank overdraft	63	8	—
Interest on tax refund, reversed	—	1,167	—
Interest on overdue fees reversed	—	—	202

	544	1,175	1,211

Note 21

In accordance with the Accounting Standard on Employee Benefits (AS -15) (Revised 2005) notified by the Companies (Accounting Standards) Rules, 2006, the following disclosures are made:

(i)	Salaries and allowances includes Rs. 21,435 (000’s)- [(FY 2012-13 Rs. 20,068 (000’s) and FY 2011-12 (unaudited) Rs. 8,633 (000’s)] towards provision made in respect of accumulated compensated absences which is in the nature of long term employee benefits and has been actuarially determined as per the AS 15 (Revised).

(ii)	Contribution to Provident Fund of Rs. 8,403 (000’s) [(FY 12-13 Rs. 6,179 (000’s)) and (FY 11-12 (Unaudited) Rs. 5,604 (000’s))] have been recognised in the Statement of Profit and Loss.

(iii)	Defined benefit plans: The Company offers Gratuity to its employees as defined benefit plan. The following table sets out the funded status of the defined benefit schemes and the amount recognized in the financial statements:

Net employee benefit expense:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Current service cost	1,479	1,305	1,159
Interest cost on benefit obligation	747	610	444
Expected / actual return on plan Assets	(614)	(561)	(513)
Net actuarial losses / (gains) recognized in the year	282	520	105
Past service cost	—	76	76
Other effects of limit of Para 59(b)	—	(21)	7

Net benefit expense	1,894	1,929	1,278

Charge to Statement of Profit & Loss	1,894	1,929	1,278

Actual return on plan assets	764	686	585

Changes in present value of the defined benefit obligation:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Opening defined benefit obligation	8,004	6,026	4,297
Interest cost	747	610	444
Current service cost	1,479	1,305	1,159
Benefits paid	(127)	(637)	(51)
Actuarial (gains)/losses on obligations	432	700	177
Past service cost	—	—	—

Closing defined benefit obligation	10,535	8,004	6,026
Expected Employer’s contribution for next year	2,500	2,500	2,000

Changes in fair value of plan assets:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Opening fair value of plan assets	8,390	7,645	4,284
Expected return on plan assets	614	561	513
Actuarial gain / (losses)	150	125	72
Contributions by employer	2,500	696	2,827
Benefits Paid	(127)	(637)	(51)

Closing fair value of plan assets	11,527	8,390	7,645

Net Asset / (Liability) recognized in the Balance Sheet:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Present value of the defined benefit obligation at the end of the year	(10,535)	(8,004)	(6,026)
Fair value of plan assets at the end of the year	11,527	8,390	7,645
Net asset / (liability)	992	386	1,619
Unrecognized past service cost	—	—	76
Excess provision for earlier years.	—	—	(7)

Net asset / (liability) recognized in the Balance Sheet	992	386	1,688

Experience Adjustments:

	31.03.2014	31.03.2013	31.03.2012	31.03.2011	31.03.2010
	Rs. (000’s)	Rs. (000’s)	Rs. (000’s)	Rs. (000’s)	Rs. (000’s)
Defined benefit obligation	10,535	8,004	6,026	4,297	2,716
Plan assets	11,527	8,390	7,645	4,284	2,011
Surplus / (deficit)	992	386	1,619	(13)	(705)
Exp. adjustment on plan liabilities	1,959	(206)	337	779	71
Exp. adjustment on plan assets	150	14	72	161	49

Investment details of insurer managed funds:

	March 14%	March 13%	March 12%
Central and state government securities	47	53	53
Bonds / debenture	32	43	43
Equity shares	5	4	4
Money market instruments / FD	15	—	—
Other government approved securities	1	—	—

TOTAL	100	100	100

The principal assumptions used in determining gratuity and pension benefit obligations for the Company’s plans are shown below:

	March 14	March 13	March 12
Discount rate	9.15%	8.05%	8.30%
Expected rate of return on assets	8.00%	7.50%	7.50%
Salary escalation	10.50%	10.00%	9.00%
Mortality	Indian Assured Lives (2006-08) ULT Table	Indian Assured Lives (2006-08) ULT Table	LIC (1994-96) Mortality Table

The discount rate is based on the prevailing market yields of Government of India securities as at the balance sheet date for the estimated term of the obligations. The estimate of future salary increases considered, takes into account the inflation, seniority, promotion, increments and other relevant factors. such as supply and demand in the employment markets.

(iv)	The Company has a long term incentive plan for eligible employees whereby they are entitled for cash payment against appreciation in notional value of share units (that is determined based on EPS and benchmarked multiple). Current year provision is Rs. 21,995 (000’s), [(FY 12-13 Rs. 7,825 (000’s)) and (FY 11-12 (Unaudited) Rs. 11,500 (000’s))], for such appreciation in value.

Note 22

Expenditure in foreign currency

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Net Dividend remitted in foreign exchange:
Final Dividend:
Period to which it relates	Apr 12 to Mar 13	Apr 11 to Mar 12	Apr 10 to Mar 11
No of non-resident shareholders	1	1	1
Number of equity shares held by them (Nos. 000’s)	6,875	6,875	4,998
Amount in Rs. (000’s)	13,750	13,750	4,998

Interim Dividend:
Period to which it relates	Apr 13 to Mar 14	Apr 12 to Mar 13	—
No of non-resident shareholders	1	1	—
Number of equity shares held by them (Nos. 000’s)	6,875	6,875	—
Amount in Rs. (000’s)	34,375	34,375	—

Others Matters:
Software expenses	6,434	—	—
Director fees	210	229	110
Professional fees	762	941	376

	7,406	1,170	486

Note 23

Operating Lease

The Company has taken office premises on operating lease.

Future minimum rentals payable under non-cancellable operating lease are as under:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Not later than one year	58,048	24,187	58,048
Later than one year but not later than five years	24,187	—	24,187
Later than five years	—	—	—

Note 24

Contingent Liabilities

	March 14 Rs. (000’s)	March 13 Rs.(000’s)	March 12 Rs. (000’s)
(i) Claims against Company not acknowledged as debts
(a) In respect of service tax matters	—	1,770	1,770
(b) Other claims	3,500	3,500	3,500

(ii)	The Company is a defendant in various legal actions and a party to claims which arose during the ordinary course of business. The Company’s Management believes based on the facts presently known, that the results of these actions will not have a material impact on the Company’s financial statements.

Note 25

Capital and Other Commitments

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
(i) Estimated amount of contracts remaining to be executed on Capital account and not provided for:
Tangible assets	17,701	2,149	—
Intangible assets	49,323	22,682	466

Total commitments	67,024	24,831	466

Advances paid against such contracts	29,228	3,923	8,865
(ii) Other commitments
(a) Operating leases (refer note 23)

Note 26

Segment reporting

As the Company has no activities other than that of providing Credit Information Services primarily in India, there are no separate segments in terms of Accounting Standards on “Segment Reporting” (AS-17) notified under the Companies 2006 (Accounting Standards) Rules.

Note 27

As per the Accounting Standard on ‘Related Party Disclosures’ (AS—18) , notified by the Companies (Accounting Standards) Rules, 2006, the related parties of the Company are as follows :

(i) Details of related parties:

Description of Relationship	Name of Related Parties
(a) Company holding more than 20% shares	Transunion International Inc. (w.e.f. 21.12.2011)
(b) Key management personnel	Mr. Arun Thukral (Managing Director)

(ii) Details of related party transactions during the year ended Mar 31, 2014 and outstanding balance as on Mar 31, 2014:

	March 14 Rs. (000’s)	March 12 Rs. (000’s)	March 12 Rs. (000’s)
(a) Key Management Personnel
Managing Director
Mr. Arun Thukral
Remuneration*	21,273	18,063	13,224
Outstanding advances	—	971	146

*	Leave encashment, Gratuity and ESAR are included on payment basis

Note 28

Earnings Per Share

In accordance with the Accounting Standard on “Earnings Per Share” (AS-20) notified by the Companies (Accounting Standards) Rules, 2006, the Earnings Per Share has been computed as under:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Profit for the year after tax (Rs. 000’s)—(a)	595,277	443,625	325,026
Weighted average number of

Equity shares outstanding (No 000’s)—(b)	25,000	25,000	25,000
Earnings per share (Rs.)	23.81	17.74	13.00
(a)/(b) {Basic and Diluted}

Note 29

Directors’ commission which is subject to shareholder’s approval

Commission paid/payable to Directors which is subject to Shareholder’s approval:

	March 14 Rs. (000’s)	March 13 Rs. (000’s)	March 12 Rs. (000’s)
Particulars.
Managing Director	83	—	—
Non-Executive Directors	644	—	—

Note 30

Previous year’s figures has been regrouped/ reclassified wherever necessary to correspond with the current year’s classification/ disclosure.

For and on behalf of the Board

M. V. Nair	Arun Thukral	Vivek Kumar Aggarwal	Swati Naik
Chairman	Managing Director	CFO & Exec. VP	Company Secretary
Mumbai, June 10, 2014

Deloitte Haskins & Sells

Chartered Accountants

Tower 3, 27th—32nd Floor

Indiabulls Finance Centre

Elphinstone Mill Compound

Senapati Bapat Marg

Elphinstone (W), Mumbai—400 013

India

Tel: +91 (22) 6185 4000

Fax: +91 (22) 6185 4501/4601

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Credit Information Bureau (India) Limited

We have audited the accompanying financial statements of Credit Information Bureau (India) Limited, which comprise the balance sheet as of March 31, 2013, and the related statements of profit and loss, and cash flow for the year then ended, and the related notes to the financial statements, which, as described in Note 2 to the financial statements, have been prepared in accordance with the provisions contained in Section 211(3C) of the Companies Act, 1956, read with Revised Schedule VI thereto, which are the generally accepted accounting principles in India.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in India; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Information Bureau (India) Limited as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in India.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company prepares its financial statements in accordance with generally accepted accounting principles in India, which differs from accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

/s/ Deloitte Haskins & Sells

CHARTERED ACCOUNTANTS

Mumbai, India

June 11, 2013

CREDIT INFORMATION BUREAU (INDIA) LIMITED

BALANCE SHEET AS AT MAR 31, 2013

EQUITY AND LIABILITIES	Note No.	MAR 31, 2013 Rs. (000’s)	MAR 31, 2012 Rs. (000’s)
		(Audited)	(Unaudited)
Shareholders’ funds
Share capital	3	250,000	250,000
Reserves and surplus	4	1,189,552	949,703

		1,439,552	1,199,703

Non-current liabilities
Deferred tax liabilities (net)	5	15,217	16,503
Other long-term liabilities	6	42	6,002
Long-term provisions	7	50,050	37,190

		65,309	59,695

Current liabilities
Trade payables	8	111,653	80,606
Other current liabilities	9	23,640	19,540
Short-term provisions	7	83,880	85,763

		219,173	185,909

TOTAL		1,724,034	1,445,307

ASSETS
Non-current assets
Fixed assets	10
Tangible assets		101,361	110,101
Intangible assets		99,933	93,082
Intangible assets under development		—	10,863

		201,294	214,046
Non-current investments	11	120,000	—
Long-term loans and advances	12	142,101	152,030

		463,395	366,076

Current assets
Trade receivables	13	197,855	135,504
Cash and bank balances	14	928,234	893,381
Short-term loans and advances	12	115,974	37,526
Other current assets	15	18,576	12,820

		1,260,639	1,079,231

TOTAL		1,724,034	1,445,307

Summary of significant accounting policies	2

Notes 1 to 29 annexed hereto form an integral part of the financial statements.

For and on behalf of the Board

sd	sd
M. V. Nair	Arun Thukral
Chairman	Managing Director

sd	sd
Vivek Kumar Aggarwal	Swati Naik
CFO & Exec. VP	Company Secretary
Mumbai, June 11, 2013

CREDIT INFORMATION BUREAU (INDIA) LIMITED

STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED MAR 31, 2013

	Note No.	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs.(000’s)
		(Audited)	(Unaudited)	(Unaudited)
Income
Revenue from operations	16	1,304,041	1,030,123	756,532
Other income	17	119,523	86,041	50,074

Total revenue		1,423,564	1,116,164	806,606

Expenses
Employee benefits expense	18	189,518	167,662	122,043
Establishment and other expenses	19	304,961	262,549	210,461
Royalty & Software Technology Fees		186,604	147,603	99,376
Finance costs	20	1,175	1,211	1,220
Depreciation and amortisation expense	10	83,461	55,522	49,720

Total expenses		765,719	634,547	482,820

Profit before tax		657,845	481,617	323,786

Less: Tax expense
Current tax		222,100	161,839	109,100
Earlier years tax written back		(6,594)	(156)	(258)
Deferred tax charge / (credit)		(1,286)	(5,092)	25

		214,220	156,591	108,867

Profit for the year		443,625	325,026	214,919

Earning per equity share-Basic and Diluted		17.74	13.00	8.60
(nominal value Rs—10 per share)
Summary of significant accounting policies	2

Notes 1 to 29 annexed hereto form an integral part of the financial statements.

For and on behalf of the Board

sd	sd
M. V. Nair	Arun Thukral
Chairman	Managing Director

sd	sd
Vivek Kumar Aggarwal	Swati Naik
CFO & Exec. VP	Company Secretary
Mumbai, June 11, 2013

CREDIT INFORMATION BUREAU (INDIA) LIMITED

CASH FLOW FOR THE YEAR ENDED MAR 31, 2013

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax	657,845	481,617	323,786
Add/(Less): Non operating (income) / expenses
Depreciation and amortisation	83,461	55,522	49,720
(Profit)/ Loss on sale /write off of fixed assets	(422)	2,119	779
Interest on fixed deposits and others	(108,412)	(81,661)	(48,198)
Provision for employee benefits	17,220	19,826	14,008
Doubtful debts (written back)	—	—	(290)
Grant Income recognised	(5,320)	(3,593)	(8,091)
Interest on taxes and others	1,175	1,211	1,220
Doubtful advances written off / provided	1,732	895	743

Cash flow before changes in working capital	647,279	475,936	333,677

Adjustments for changes in operating assets
Decrease/(increase) in trade receivables	(62,351)	(39,471)	(9,677)
Decrease/(increase) in short term loans and advances	3,552	(7,453)	4,433
Decrease/(increase) in long term loans and advances	517	(2,266)	3,619
Decrease/(increase) in other current assets	(2,120)	8,121	(5,477)
Adjustments for changes in operating liabilities
Increase/(decrease) in trade payables	31,047	5,801	15,942
Increase/(decrease) in other current liabilities	3,460	(28,271)	36,496

Total	(25,895)	(63,539)	45,336
Less: Taxes Paid	(219,397)	(146,908)	(101,792)

Cash generated from Operations(A)	401,987	265,489	277,221

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of tangible assets (includes capital advances)	(36,828)	(33,437)	(59,477)
Purchase of intangible assets (includes capital advances)	(30,492)	(40,863)	(27,281)
Proceeds from sale of fixed asset	1,974	424	1,072
Purchase of Non-current Investment	(120,000)	—	—
Purchase of fixed deposits with financial institution	(223,000)	(118,000)	(94,900)
Proceeds from fixed deposits with financial institution	141,000	62,500	42,300
Purchase of fixed deposits with banks with maturity more than 3 months	(1,236,500)	(1,109,100)	(521,800)
Proceeds from fixed deposits with banks with maturity more than 3 months	1,217,100	877,700	380,000
Interest received on tax refund	216	2,223	—
Interest received on fixed deposits	103,393	101,149	31,460

Cash used in Investing Activities(B)	(183,137)	(257,404)	(248,626)

CREDIT INFORMATION BUREAU (INDIA) LIMITED

CASH FLOW FOR THE YEAR ENDED MAR 31, 2013—(Continued)

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
CASH FLOW FROM FINANCING ACTIVITIES
Dividend paid on equity shares	(175,000)	(25,000)	—
Tax on equity dividend paid	(28,389)	(4,056)	—
Interest paid on overdraft	(8)	—	—
Cash used in Financing Activities(C)	(203,397)	(29,056)	—

Net Increase / (Decrease) in cash equivalent(A+B+C)	15,453	(20,971)	28,595
Add: Opening cash and cash equivalents	21,381	42,352	13,757

Closing cash and cash equivalents at the end of the year	36,834	21,381	42,352

(Refer Note 14)

For and on behalf of the Board

sd	sd
M. V. Nair	Arun Thukral
Chairman/Director	Managing Director

sd	sd
Vivek Kumar Aggarwal	Swati Naik
CFO & Exec. VP	Company Secretary
Mumbai, June 11, 2013

CREDIT INFORMATION BUREAU [INDIA] LIMITED

Notes forming part of financial statements for the year ended Mar 31, 2013

1. Background

CIBIL is India’s pioneer credit information company. It creates immense value for financial institutions by providing objective data and tools to help them manage risk, and devise appropriate lending strategies thus reducing cost and maximizing portfolio profitability. CIBIL benefits both credit grantors and consumers by collecting, analyzing, and delivering information on credit histories of millions of borrowers. It provides its members with advanced risk management tools on both consumer and commercial borrowers, thus enabling them make sound credit decisions across both individuals and businesses.

These financial statements have been prepared and authorized by the Board of Directors of the Company on June 11, 2013 on the basis of a request and undertaking received from one of its shareholders viz., TransUnion International Inc., to be included, in accordance with Rule SX 3-09 in the Form 10-K of TransUnion Holding Company Inc., USA (ultimate parent company of TransUnion International Inc.) for the year ended 31st December, 2012 to be filed with the U.S. Securities and Exchange Commission (SEC). These financial statements have been prepared in accordance with generally accepted accounting principles in India. In reliance of an exemption granted by the Securities and Exchange Commission to TransUnion Holding Company, these financial statements have not been reconciled to US GAAP in any of the years presented.

2. Significant Accounting Policies

2.1 System of Accounting

The Company follows the accrual concept in the preparation of accounts. The Balance Sheet and the Profit and Loss Account of the Company are prepared in accordance with the provisions contained in Section 211 of the Companies Act, 1956, read with Revised Schedule VI thereto.

The preparation of the financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as on the date of the financial statements and the reported income and expenses. The Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual result could differ from the estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known / materialised. Any changes in such estimates are recognised prospectively.

2.2 Revenue Recognition

a)	Initial Membership Fees are recognised on admission of members.

b)	Annual Membership Fees are recognised proportionately for the period of such membership.

c)	Service Report Fees and Decision Centre Service credits are recognised on rendering of services.

d)	Interest and other dues are recognised on accrual basis.

2.3 Grants

Grants received and accrued are recognised as income over the periods necessary to match them with the costs for which they are intended to compensate, based on the claims made as laid down in Accounting Standard “Accounting for Government Grants” (AS-12) notified by the Companies (Accounting Standards) Rules, 2006.

2.4 Foreign Currency Translation

Foreign currency transactions are recorded at rates as on the date of the transaction. Exchange differences arising on foreign currency transactions settled during the year are recognised in the Statement of Profit and Loss.

All foreign currency denominated monetary assets and liabilities are translated at the exchange rates prevailing on the Balance Sheet date. The resultant exchange differences are recognised in the Statement of Profit and Loss.

2.5 Tangible Assets and Depreciations

a)	Tangible assets have been stated at purchase/acquisition cost inclusive of installation cost less accumulated depreciation.

b)	Leasehold improvements are amortised over the period of the lease.

c)	The Company adopts Straight Line Method of depreciation at the rates prescribed under Schedule XIV to the Companies Act, 1956 or Management’s experience and estimate of useful life of assets, whichever is higher, as detailed below:

Asset Head	Depreciation Rates
Computers*	20.00%
Office Equipment	16.67%
Furniture & Fixtures	16.67%
Electrical Installations	16.67%
Vehicles	25.00%
Mobile Phones	50.00%

*	During the year the estimated useful life of computers is revised to 5 years from 6 years in the previous year.

d)	Capital work-in-progress:

Projects under which assets are not ready for their intended use and other capital work-in-progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest (if any).

2.6 Intangible Assets and Amortisation

a)	Intangible assets are stated at cost less accumulated amortisation.

b)	Intangible assets are amortised on the Straight Line Basis over the useful life. System Softwares (including related Application Softwares) are amortised over the estimated useful life or five years (six years in the previous year) whichever is lower. Trademark cost is amortised over 5 years. Any expenses on Software for support and maintenance are charged to the Statement of Profit and Loss.

c)	Intangible assets under development:

Projects under which intangible assets are not ready for their intended use and intangible assets under development are carried at cost, comprising direct cost, related incidental expenses and attributable interest (if any).

2.7 Operating Leases

Lease arrangements where the risks and rewards incidental to ownership of an asset substantially vest with the lessor are recognised as operating leases. Lease rentals under operating leases are recognised in the Statement of Profit and Loss on a straight-line basis.

2.8 Impairment of Assets

The carrying values of assets / cash generating units at each Balance Sheet date are reviewed for impairment of assets. If any indication of such impairment exists, then the recoverable amount of such assets is estimated and impairment is recognized, for the excess of the carrying amount of these assets vs their recoverable amount. The recoverable amount is considered as the greater of the net selling price and their value in use. Value in use is arrived at by discounting the future cash flows to their present value based on an appropriate discount factor. When there is indication that an impairment loss recognised for an asset in prior accounting periods no longer exists or may have decreased such reversal of impairment loss is recognised.

2.9 Investments

a)	Long term Investments are carried at cost less provision (if any) for diminution (other than temporary) in value of such investments.

b)	Current Investments are carried at the lower of cost or fair value on an individual basis.

2.10 Cash and Cash Equivalents

Cash comprises cash on hand and demand deposits with banks. Cash equivalents are short-term balances (with a maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

2.11 Employee Benefits

a)	Liability in respect of Privilege Leave which is of short term nature and Leave Travel Allowance is provided based on the expected cost and period of service which entitles the employee to such benefits.

b)	The Company’s contribution to Employees Provident Fund paid / payable during the year is recognised in the statement of profit and loss.

c)	The Company has a long term incentive plan for eligible employees whereby they are entitled for cash payment against appreciation in notional value of share units (that is determined based on EPS and benchmarked multiple) over long term. Provision is made for any such appreciation at end of every year, till the grant is either exercised or lapsed, and the cost is fully charged to the Statement of Profit and Loss as part of Employees benefits expense.

Defined Benefits Plan:

d)	Liability for compensated absences in respect of sick leave and privilege Leave which is of long term nature is actuarially determined based on the Projected Unit Credit method.

e)	The Company’s liability towards gratuity is determined using the projected unit credit method which considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Actuarial gains and losses based on actuarial valuation done by an independent actuary carried out annually are recognised immediately in the Statement of Profit and Loss as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

2.12 Taxes on Income

Current Tax is the amount of the tax payable on the taxable income for the year as determined in accordance with the provisions of the Income Tax Act, 1961. Deferred Tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred Tax Assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses. Other Deferred Tax Assets are recognised if there is reasonable certainty that there will be sufficient future taxable income to realise such assets. Deferred tax assets are reviewed at each balance sheet date for their realisabilty.

2.13 Provisions and Contingencies

A provision is recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding employee benefits) are not discounted to their present value and are determined based on best estimate required to settle the obligation at the Balance Sheet date. These are reviewed at each Balance Sheet date and adjusted to reflect the current best estimates. Contingent liabilities are disclosed in Notes to Accounts.

2.14 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

Note 3

Share Capital

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Authorised capital
50,000,000 (31st March 2012: 50,000,000) equity shares of Rs. 10/- each	500,000	500,000

Issued, Subscribed and fully paid up shares
25,000,000 (31st March 2012: 25,000,000) equity shares of Rs. 10/- each	250,000	250,000

TOTAL	250,000	250,000

a.	Reconciliation of equity shares at the beginning and at the end of the year.

	Mar 31, 2013		Mar 31, 2012
	(Audited)		(Unaudited)
	No (000’s)	Rs. (000’s)	No (000’s)	Rs. (000’s)
Particulars
Equity shares at the beginning of the year	25,000	250,000	25,000	250,000

Equity shares outstanding at the end of the year	25,000	250,000	25,000	250,000

b.	Details of shareholders holding more than 5% shares in the Company

	Mar 31, 2013		Mar 31, 2012
	(Audited)		(Unaudited)
	No (000’s)	% of Holding	No (000’s)	% of Holding
Name of the shareholder
TransUnion International Inc. (USA)	6,875	27.5%	6,875	27.5%
State Bank of India	2,500	10.0%	2,500	10.0%
ICICI Bank Ltd	2,500	10.0%	2,500	10.0%

c.	Details of rights, preferences and restrictions attached to the equity shareholders:

The Company has only one class of equity shares having a par value of Rs. 10 per share. Members of the Company holding equity shares capital therein have a right to vote, on every resolution placed before the Company and right to receive dividend. The voting rights on a poll is in proportion to the share of the paid up equity capital of the Company held by the shareholders. The Company declares dividends in Indian rupees. The interim and final dividend is proposed by the Board of Directors. However, the final dividend is subject to the approval of the Shareholders in the ensuing Annual General Meeting. In the event of liquidation, the equity shareholders are eligible to receive the remaining assets of the Company in proportion to their shareholding.

Note 4

Reserves and Surplus

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
General Reserve
Balance as per last balance sheet	24,377	—
Add: transfer from Statement of Profit and Loss	44,363	24,377

Closing Balance	68,740	24,377

Surplus in the Statement of Profit and Loss

Balance as per last balance sheet	925,326	682,788
Add: Profit for the year	443,625	325,026
Less: Transferred to:
General Reserve	44,363	24,377
Interim dividend	125,000	—
Final dividend	50,000	50,000
Tax on dividend	28,776	8,111

Total	248,139	82,488

Closing balance	1,120,812	925,326

	1,189,552	949,703

Note 5

Deferred tax liabilities (net)

The major components of deferred tax liabilities and deferred tax assets are as under:

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Deferred tax liabilities(A)
Difference between the book balance and tax balance of fixed assets.	34,987	34,669
Deferred tax assets(B)
Provision for employee benefits	14,203	14,998
Provision for expenses	5,567	3,168

Net deferred tax liabilities(A-B)	15,217	16,503

Charge / (credit) for the year	(1,286)	(5,092)

Note 6

Other long-term liabilities

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Deferred income	42	6,002

	42	6,002

Note 7

Provisions

	Long-term		Short-term
	Mar 13 Rs (000’s)	Mar 12 Rs. (000’s)	Mar 13 Rs. (000’s)	Mar 12 Rs (000’s)
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
Provision for employee benefits
Provision for gratuity	1,000	1,000	—	—
Provision for compensated absences	37,340	24,890	3,447	2,837
Provision for employee stock appreciation rights (refer note 21 (iv))	11,710	11,300	9,950	6,200

	50,050	37,190	13,397	9,037

Other provisions
Provision for income tax	—	—	11,986	18,605
Provision for wealth tax	—	—	—	10
Provision for proposed dividend	—	—	50,000	50,000
Provision for dividend tax	—	—	8,497	8,111

	—	—	70,483	76,726

	50,050	37,190	83,880	85,763

Note 8

Trade payables

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Due to:
—Micro and small enterprises [refer footnote [i] ]	74	—
—Others	111,579	80,606

	111,653	80,606

Footnote

(i)	Trade payables includes Rs. 74(000’s) (Previous Year Rs. Nil/-) payable to “Suppliers” who have confirmed that they are registered under the Micro, Small and Medium Enterprises Development Act, 2006. This has been relied upon by the auditors. No interest has been due to be paid/ payable by the Company during the year to these “Suppliers” (Previous Year Rs. Nil/-).

Note 9

Other current liabilities

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Other payables
Advance from customers	7,946	12,053
Unearned income	3,986	1,669
Deferred income	4,050	3,410
Taxes payable	7,491	2,238
Others	167	170

	23,640	19,540

Note 10

Fixed assets Rs. (000’s)

	Gross block				Depreciation and Amortisation				Net block
Description	As at Mar 31,	Additions	Deductions	As at Mar 31,	As at Mar 31,	Charges	Deductions	As at Mar 31,	As at Mar 31,	As at Mar 31,
	2012	during the period		2013	2012	during the period		2013	2013	2012
Tangible assets
Leasehold improvements	27,931	—	1,560	26,371	16,283	3,405	1,560	18,128	8,243	11,648
	(28,405)	(—)	(474)	(27,931)	(13,352)	(3,405)	(474)	(16,283)	(11,648)	(15,053)
Computers (Refer note i)	172,714	28,124	140	200,698	84,536	36,667	103	121,100	79,598	88,178
	(165,605)	(24,145)	(17,036)	(172,714)	(76,629)	(24,383)	(16,476)	(84,536)	(88,178)	(88,976)
Office equipments	10,066	96	68	10,094	5,824	1,074	49	6,849	3,245	4,242
	(11,836)	(1,353)	(3,123)	(10,066)	(5,498)	(1,558)	(1,232)	(5,824)	(4,242)	(6,338)
Furniture and fixtures	4,856	471	590	4,737	3,368	407	590	3,185	1,552	1,488
	(4,840)	(16)	(—)	(4,856)	(3,014)	(354)	(—)	(3,368)	(1,488)	(1,826)
Electrical installations	392	6	—	398	189	48	—	237	161	203
	(418)	(—)	(26)	(392)	(167)	(48)	(26)	(189)	(203)	(251)
Vehicles	7,244	8,131	4,575	10,800	2,902	2,414	3,078	2,238	8,562	4,342
	(6,315)	(929)	(—)	(7,244)	(1,126)	(1,776)	(—)	(2,902)	(4,342)	(5,190)
Tangible assets total—current year	223,203	36,828	6,933	253,098	113,102	44,015	5,380	151,737	101,361	110,101

	(217,419)	(26,443)	(20,659)	(223,203)	(99,786)	(31,524)	(18,208)	(113,102)	(110,101)	(117,634)
Intangible assets
Software (Refer note i)	215,500	46,297	—	261,797	122,543	39,411	—	161,954	99,843	92,957
	(233,993)	(37,540)	(56,033)	(215,500)	(154,529)	(23,956)	(55,942)	(122,543)	(92,957)	(79,464)
Trademark	176	—	(—)	176	51	35	—	86	90	125
	(176)	(—)	(—)	(176)	(9)	(42)	(—)	(51)	(125)	(166)
Intangible assets total—current year	215,676	46,297	—	261,973	122,594	39,446	—	162,040	99,933	93,082

	(234,169)	(37,540)	(56,033)	(215,676)	(154,538)	(23,998)	(55,942)	(122,594)	(93,082)	(79,630)
Intangible assets under Development	10,863	—	10,863	—	—	—	—	—	—	10,863
	(8,504)	(8,869)	(6,510)	(10,863)	(—)	(—)	(—)	(—)	(10,863)	(8,504)

Current Period—TOTAL	449,742	83,125	17,796	515,071	235,696	83,461	5,380	313,777	201,294	214,046

Previous Year	(460,092)	(72,852)	(83,202)	(449,742)	(254,324)	(55,522)	(74,150)	(235,696)	(214,046)	(205,768)

Note:

(i)	The Company has revised the estimated useful life of Computers and Software from 6 years to 5 years in the current year. Consequently, the depreciation charge for the year is higher by Rs. 13,310(000’s) (Previous year Rs. Nil/-(000’s)).

(ii)	The figures in brackets indicate Previous Year (unaudited).

Note 11

Non-current investments

			Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
			(Audited)	(Unaudited)
Quoted Investments	No of Bonds	Face Value (Rs.)
7.38%, Rural Electrification Corporation Ltd.	20,000	1,000	20,000	—
7.36%, Power Finance Corporation Ltd.	20,000	1,000	20,000	—
7.08%, Indian Infrastructure Finance Co. Ltd.	20,000	1,000	20,000	—
7.40%, Indian Infrastructure Finance Co. Ltd.	20,000	1,000	20,000	—
7.34%, Indian Railway Finance Corpn. Ltd.	20,000	1,000	20,000	—
7.04%, Indian Railway Finance Corpn. Ltd.	20,000	1,000	20,000	—

			120,000	—

(Aggregate market value of quoted securities as on 31.03.13 is Rs. 121,080 (000’s) ) All Investments are made in the current year

Note 12

Loans and advances

	Long-term		Short-term
	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
Unsecured, considered good (unless otherwise stated)
(a) Capital advances	3,923	8,865	—	—
(b) Other loans & advances
Advance income tax (doubtful)	2,550	1,227	—	—
Less: Provision for doubtful TDS	(2,550)	(1,227)	—	—

	—	—	—	—
Advance income tax	20,147	24,617	—	—
Deposit with Financial Institution	105,000	105,000	95,000	13,000
Advance wealth tax	19	19	—	—
Deposits	10,908	10,908	—	—
Prepaid expenses	2,104	2,621	18,223	22,534
Employee advances (refer footnote (i))	—	—	1,921	786
Other advances	—	—	830	1,206

	142,101	152,030	115,974	37,526

Footnote:

(i)	Employee advances includes advance against salary outstanding of Rs. 971 (000’s) due from Mr. Arun Thukral (Managing Director) as on Mar 31, 2013 (Previous Year Rs. 146 (000’s)

Note 13

Trade receivables

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Unsecured, considered good:
—Trade receivables outstanding for a period exceeding 6 months from the date they were due for payment	—	—
—Other trade receivables	197,855	135,504

	197,855	135,504

Note 14

Cash and bank balances

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Cash and cash equivalents as per Accounting Standard 3
Cash on hand	18	—
Remittance in transit	33,100	—
Balances with Banks:
Current accounts	3,716	21,381

	36,834	21,381

Other bank balances
Deposits with remaining maturity more than 3 months but less than 12 months	313,500	729,500
Deposits with remaining maturity more than 12 months	577,900	142,500

	891,400	872,000

	928,234	893,381

Note 15

Other current assets

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)
	(Audited)	(Unaudited)
Unsecured, considered good;
Interest accrued on fixed deposits	15,196	10,177
Service tax recoverable	3,380	1,260
Interest on income tax refund	—	1,383

	18,576	12,820

Note 16

Revenue from operations

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Sale of Services
Membership fees	29,196	30,522	27,671
Service reports fees	1,262,910	988,596	707,579
Other operating income
Grants	5,320	7,184	21,282
Decision centre service credits	6,615	3,821	—

	1,304,041	1,030,123	756,532

Note 17

Other income

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Interest income comprises of:
Interest income on fixed deposits	106,337	79,231	46,645
Interest on tax free bonds	1,258	—	—
Interest from customers	71	—	378
Interest on tax refunds	—	2,430	1,176
Interest Others	746	—	—
Other non-operating income
Profit on Sale of Assets (net)	422	—	—
Miscellaneous income	10,689	4,380	1,585
Reversal of provision for doubtful debts	—	—	290

	119,523	86,041	50,074

Note 18

Employees benefits expense

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Salaries and allowances	161,319	137,696	99,858
Contribution to provident and other funds	8,108	6,814	6,335
Provision for employee stock appreciation rights	7,825	11,500	6,000
Staff welfare expenses	12,266	11,652	9,850

	189,518	167,662	122,043

Note 19

Establishment and other expenses

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Office rent	58,065	58,048	57,802
Electricity charges	3,040	4,963	6,665
Repairs and maintenance:
Computers and server expenses	33,592	30,628	32,244
Software support expenses	44,058	29,111	21,287
Building repairs	597	616	1,224
Office maintenance and services	3,940	3,968	2,514
Other repairs	27	152	—
Insurance charges	696	654	400
Rates and taxes	759	889	1,813
Travelling and conveyance	10,785	8,561	7,685
Data centre fees	25,043	14,149	—
Legal and professional services	78,311	76,910	55,483
Auditors’ remuneration (refer footnote (i))	1,507	1,008	885
Advertising and business development expenses	29,547	17,287	9,303
Other operating expenses	10,463	10,841	10,756
Director’s sitting fees	1,215	570	515
Donation	5	355	56
Bank charges	1,562	822	307
Provision for doubtful advances and TDS	1,732	895	743
Loss on sale of fixed assets	—	2,119	779
Loss on foreign exchange fluctuations (net)	17	3	—

	304,961	262,549	210,461

Footnote:
(i) Auditors’ remuneration:
a) For audit	800	700	600
b) For tax audit	240	210	180
c) For taxation matters	15	20	—
d) For other services	450	75	100
e) For reimbursement of expenses	2	3	5

	1,507	1,008	885

Service tax which is being claimed as set-off for input credit has not been included in the expenditure above.

Note 20

Finance costs

	Mar 13 Rs. (000’s)	Mar 12 Rs. (000’s)	Mar 11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Interest on delayed / deferred payment of income tax	—	1,211	1,220
Interest on Bank Overdraft	8	—	—
Interest on tax refund reversed	1,167	—	—

	1,175	1,211	1,220

Note 21

In accordance with the Accounting Standard on Employee Benefits (AS -15) (Revised 2005) notified by the Companies (Accounting Standards) Rules, 2006, the following disclosures are made:

(i)	Salaries and allowances includes Rs. 20,068 (000’s)—[(FY 2011-12 (Unaudited) Rs. 8,633 (000’s) and (FY 2010-11 (Unaudited) Rs. 6,746 (000’s)] towards provision made in respect of accumulated Compensated Absences which is in the nature of Long Term Employee Benefits and has been actuarially determined as per the AS 15 (Revised).

(ii)	Contribution to Provident Fund of Rs. 6,179 (000’s) [(FY 2011-12 (Unaudited) Rs. 5,604 (000’s) and ((FY 2010-11 (Unaudited) Rs. 4,242 (000’s)) have been recognised in the Statement of Profit and Loss.

(iii)	Gratuity is currently valued on estimated basis and the Gratuity valuation is certified by the actuary and relied upon by the auditors.

Net employee benefit expense :

	Current Year Rs. (000’s)	FY 2011-12 Rs. (000’s)	FY 2010-11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Current service cost	1,305	1,159	835
Interest cost on benefit obligation	610	444	290
Expected/Actual Return on Plan Assets	(561)	(513)	(158)
Net actuarial Losses / (Gains) recognised in the year	520	105	619
Past Service Cost	76	76	76
Other effects of limit of Para 59(b)	(21)	7	—

Net benefit expense	1,929	1,278	1,662

Charge to Statement of Profit & Loss	1,929	1,278	1,662

Actual return on plan assets	686	585	318

Changes in present value of the defined benefit obligation:

	Current Year Rs. (000’s)	FY 2011-12 Rs. (000’s)	FY 2010-11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Opening defined obligation	6,026	4,297	2,716
Interest cost	610	444	290
Current service cost	1,305	1,159	835
Benefits paid	(637)	(51)	(323)
Actuarial (Gains)/Losses on obligations	700	177	779
Past service cost	—	—	—

Closing defined benefit obligation	8,004	6,026	4,297

Expected Employer’s contribution for next year	2,500	2,000	2,400

Changes in fair value of plan assets:

	Current Year Rs. (000’s)	FY 2011-12 Rs. (000’s)	FY 2010-11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Opening fair value of plan assets	7,645	4,284	2,011
Expected Return on plan assets	561	513	158
Actuarial Gain / (Losses)	125	72	161
Contributions by employer	696	2,827	2,277
Benefits Paid	(637)	(51)	(323)

Closing fair value of plan assets	8,390	7,645	4,284

Net Asset / (Liability) recognised in the Balance Sheet:

	Current Year Rs. (000’s)	FY 2011-12 Rs. (000’s)	FY 2010-11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Present value of the defined benefit obligation at the end of the year	(8,004)	(6,026)	(4,297)
Fair value of plan assets at the end of the year	8,390	7,645	4,284

Net Asset/(Liability)	386	1,619	(13)
Unrecognised past service cost	—	76	152
Excess provision for earlier years	—	(7)	—

Net Asset / (Liability) recognised in the Balance Sheet	386	1,688	139

Experience Adjustments:

	31.03.2013 Rs. (000’s)	31.03.2012 Rs. (000’s)	31.03.2011 Rs. (000’s)	31.03.2010 Rs. (000’s)	31.03.2009 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Defined benefit obligation	8,004	6,026	4,297	2,716	1,633
Plan assets	8,390	7,645	4,284	2,011	990
Surplus /(Deficit)	386	1,619	(13)	(705)	(643)
Exp. Adjustment on plan liabilities	(206)	337	779	71	(72)
Exp. Adjustment on plan assets	14	72	161	49	17

Investment Details of Insurer Managed Funds

	Current Year	FY 2011-12	FY 2010-11
	(Audited)	(Unaudited)	(Unaudited)
	%	%	%
Central and State Government Securities	53	53	53
Bonds/ Debenture	43	43	43
Equity Shares	4	4	4
Money Market Instruments / FD	—	—	—

TOTAL	100	100	100

The principal assumptions used in determining gratuity and pension benefit obligations for the Company’s plans are shown below:

	Current Year	FY 2011-12	FY 2010-11
	(Audited)	(Unaudited)	(Unaudited)
Discount Rate	8.05%	8.30%	8.30%
Expected rate of return on assets	7.50%	7.50%	7.50%
Salary escalation	10.00%	9.00%	9.00%
Mortality	Indian Assured Lives (2006-08) ULT Table	LIC (1994-96) Mortality Table	LIC (1994-96) Mortality Table

The estimates of future salary increases, considered in actuarial, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment markets.

(iv)	The Company has a long term incentive plan for eligible employees whereby they are entitled for cash payment against appreciation in notional value of share units (that is determined based on EPS and benchmarked multiple). Current year provision is Rs. 7,824(000’s), (FY2011- 12 (Unaudited): Rs. (11,500 (000’s)) and FY 2010-11 (Unaudited): Rs. (6,000 (000’s))], for such appreciation in value.

Note 22

Expenditure in foreign currency:

	Current Year Rs. (000’s)	FY 2011-12 Rs. (000’s)	FY 2010-11 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Net Dividend remitted in foreign exchange:
Final Dividend:
Period to which it relates	Apr 11 to Mar 12	Apr 10 to Mar 11	NA
No of non resident shareholders	1	1	—
Number of equity shares held by them (Nos 000’s)	6,875	4,998	—
Amount in Rs. (000’s)	13,750	4,998	NA
Interim Dividend:
Period to which it relates	Apr 12 to Mar 13	NA	NA
No of non resident shareholders	1	—	—
Number of equity shares held by them (Nos 000’s)	6,875	—	—
Amount in Rs. (000’s)	34,375	NA	NA
Other Matters:
Director Fees	229	110	—
Professional Fees	941	376	—
Travelling Expenses	—	—	183
Training Expenses	—	—	1,801

	1,170	486	1,984

Note 23

Operating Lease

The Company has taken office premises on operating lease.

Future minimum rentals payable under non-cancellable operating lease are as under:

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
not later than one year	24,187	58,048	58,048
later than one year but not later than five years	—	24,187	82,234
later than five years	—	—	—

Note 24

Contingent Liabilities

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
(i) Claims against Company not acknowledged as debts:
(a) In respect of Service Tax matters	1,770	1,770	1,770
(b) Other Claims	3,500	3,500	—

(ii)	The Company is a defendant in various legal actions and a party to claims which arose during the ordinary course of business. The Company’s Management believes based on the facts presently known, that the results of these actions will not have a material impact on the Company’s financial statements.

Note 25

Capital and Other Commitments

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)
	(Audited)	(Unaudited)
(i) Estimated amount of contracts remaining to be executed on
Capital account and not provided for:
Tangible Assets	2,149	—
Intangible Assets	22,682	466

Total Commitments	24,831	466

Advances paid against such contracts	3,923	8,865

(ii)	Other commitments

(a)	Operating Leases (refer note 23)

Note 26

Segment reporting

As the Company has no activities other than that of providing Credit Information Services primarily in India, there are no separate segments in terms of Accounting Standards on “Segment Reporting” (AS-17) notified under the Companies 2006 (Accounting Standards) Rules.

Note 27

As per the Accounting Standard on ‘Related Party Disclosures’ (AS-18), notified by  the Companies (Accounting Standards) Rules, 2006, the related parties of the Company are as follows:

(i)	Details of related parties:

Description of Relationship	Name of Related Parties
(a) Company holding more than 20% shares	TransUnion International Inc. (w.e.f 21.12.2011)
(b) Key Management Personnel	Mr Arun Thukral (Managing Director)

(ii)	Details of related party transactions during the year ended Mar 31, 2013 and outstanding balance as on Mar 31, 2013:

(a)	Key management Personnel

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Managing Director
Mr Arun Thukral
Remuneration*	18,063	13,224	13,396
Outstanding Advances	971	146	—

*	Leave encashment, Gratuity and ESAR are included on payment basis

Note 28

Earnings Per Share

In accordance with the Accounting Standard on “Earnings Per Share” (AS-20) notified by the Companies (Accounting Standards) Rules, 2006, the Earnings Per Share has been computed as under:

	Mar 31, 2013 Rs. (000’s)	Mar 31, 2012 Rs. (000’s)	Mar 31, 2011 Rs. (000’s)
	(Audited)	(Unaudited)	(Unaudited)
Profit for the year after tax Rs.(000’s)	443,625	325,026	214,919
Weighted average number of
Equity shares outstanding (No. 000’s)	25,000	25,000	25,000
Earnings per share (Rs.)	17.74	13.00	8.60
(a)/(b) {Basic and Diluted}

Note 29

Previous year’s figure has been regrouped/ reclassified wherever necessary to correspond with the current year’s classification/ disclosure.

For and on behalf of the Board

sd	sd
M.V. Nair	Arun Thukral
Chairman	Managing Director

sd	sd
Vivek Kumar Aggarwal	Swati Naik
CFO and Exec. VP	Company Secretary
Mumbai, June 11, 2013

SMARTER DECISIONS

BRIGHTER FUTURES

STRONGER COMMUNITIES

PERSONAL EMPOWERMENT

THRIVING ECONOMIES

HEALTHIER BOTTOM LINES

GREATER CERTAINTY

We call this **INFORMATION FOR GOOD**

At TransUnion we see information differently—not just for what it is, but for what it can help people accomplish. Smarter brighter Stronger Personal Thriving Healthier greater decisions futures communities empowerment economies bottom lines certaintyWe call this information for good

Shares

TransUnion

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch	Deutsche Bank Securities

RBC Capital Markets	Wells Fargo Securities	Credit Suisse

Co-Managers

Drexel Hamilton	Evercore ISI	Loop Capital Markets	Stifel

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and listing fee.

SEC registration fee	$11,620
FINRA filing fee	15,500
NYSE listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Blue sky fees and expenses	*
Registrar and transfer agent fees	*
Accounting fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

TransUnion is incorporated under the laws of Delaware.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the registrant has granted or issued the following securities of the registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

Equity Securities

During the year ended December 31, 2012, we sold an aggregate of (i) 54,280,076 shares of common stock to affiliates of Goldman, Sachs & Co. in connection with its and Advent International Corporation’s (“Advent”) 2012 change of control acquisition of our predecessor entity (the “2012 Change in Control Transaction”), (ii) 54,280,076 shares of common stock to affiliates of Advent in connection with the 2012 Change in Control Transaction and (iii) 1,614,556 shares of common stock to existing and former employees at a weighted-average price of $9.17 per share. During the year ended December 31, 2013, we sold an aggregate of 561,512 shares of common stock to existing and former employees and directors at a weighted-average price of $10.44 per share. During the year ended December 31, 2014, we sold an aggregate of 682,546 shares of common stock to existing and former employees and directors at a weighted-average price of $13.77 per share. During the three months ended March 31, 2015, we sold an aggregate of 84,364 shares of common stock to existing and former employees and directors at a weighted-average price of $9.78 per share.

These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rules 505, 506 and 701 promulgated thereunder. No sales involved underwriters, underwriting discounts or commissions or public offerings of our securities.

Debt Securities

On March 21, 2012, we issued $600,000,000 principal amount of 9.625% Senior Notes due June 15, 2018 at a price of 100% of their face value resulting in approximately $600,000,000 of gross proceeds, which we used to partially fund the 2012 Change in Control Transaction. The initial purchasers for these notes were Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC. On October 5, 2012, we completed an exchange offer in which we offered $600,000,000 aggregate principal amount of registered senior notes in exchange for 100% of the $600,000,000 aggregate principal outstanding of the unregistered senior notes.

On November 1, 2012, we issued $400,000,000 8.125%/8.875% Senior PIK Toggle Notes due June 15, 2018 at a price of 99.5% of their face value resulting in approximately $398,000,000 of gross proceeds, which we used primarily to pay a dividend to our shareholders. The initial purchasers for these notes were Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. On August 16, 2013, we completed an exchange offer in which we offered $400,000,000 aggregate principal amount of registered 8.125%/8.875% Senior PIK Toggle Notes in exchange for 100% of the $400,000,000 aggregate principal outstanding of the unregistered 8.125%/8.875% Senior PIK Toggle Notes. We also registered an additional $191,245,974 in 8.125%/8.875% Senior PIK Toggle Notes, which we are able to use if we elect to pay all or a portion of the interest due with respect to any interest period in the form of additional 8.125%/8.875% Senior PIK Toggle Notes.

Each of the above offerings of debt securities was offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. investors outside the United States in compliance with Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules

The following Financial Statements Schedule is included herein:

Schedule I—Condensed Financial Information of the registrant.

Schedule I—Notes to Financial Information of TransUnion

Schedule II—Valuation and Qualifying Accounts.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, Illinois, on May 29, 2015.

TransUnion

By:	/s/ Samuel A. Hamood
Name: Samuel A. Hamood
Title: Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 29, 2015.

Signature	Capacity

* James M. Peck	Director, President and Chief Executive Officer

* Samuel A. Hamood	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* James V. Pieper	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* George M. Awad	Director

* Christopher Egan	Director

* Siddharth N. (Bobby) Mehta	Director

* Leo F. Mullin	Director, Chairman of the Board of Directors

* Rohan Narayan	Director

* Andrew Prozes	Director

* Sumit Rajpal	Director

* Steven M. Tadler	Director

*By:	/s/ Michael J. Forde
Michael J. Forde Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement by and among TransUnion and the underwriters named therein

3.1*	Form of Amended and Restated Certificate of Incorporation of TransUnion

3.2*	Form of Amended and Restated Bylaws of TransUnion

4.1	Indenture, dated March 21, 2012, among TransUnion (formerly TransUnion Holding Company, Inc.) and Wells Fargo Bank, National Association, as Trustee, for the 9.625%/10.375% Senior PIK Toggle Notes Due 2018 (Incorporated by reference to Exhibit 4.1 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

4.2	First Supplemental Indenture dated as of October 22, 2012, among TransUnion (formerly TransUnion Holding Company, Inc.), and Wells Fargo Bank, National Association, as Trustee, for the 9.625%/10.375% Senior PIK Toggle Notes due 2018 (Incorporated by reference to Exhibit 10.1 to TransUnion’s Current Report on Form 8-K filed October 23, 2012)

4.3	Form of TransUnion (formerly TransUnion Holding Company, Inc.) 9.625%/10.375% Senior PIK Toggle Notes Due 2018, Series B (Incorporated by reference to Exhibit 4.2 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

4.4	Indenture, dated November 1, 2012, between TransUnion (formerly TransUnion Holding Company, Inc.), and Wells Fargo Bank, National Association, as Trustee, for the 8.125%/8.875% Senior PIK Toggle Notes due 2018 (Incorporated by reference to Exhibit 4.1 to TransUnion’s Current Report on Form 8-K filed November 6, 2012)

4.5	Form of TransUnion (formerly TransUnion Holding Company, Inc.) 8.125%/8.875% Senior PIK Toggle Notes Due 2018, Series B (Incorporated by reference to Exhibit 4.1 to TransUnion’s Current Report on Form 8-K filed November 6, 2012)

4.6**	Form of Stock Certificate for Common Stock

5.1**	Opinion of Simpson Thacher & Bartlett LLP

10.1	Amendment No. 7 to Credit Agreement, dated as of April 9, 2014, by and among TransUnion Intermediate Holdings, Inc. (formerly TransUnion Corp.), Trans Union LLC, the guarantors party thereto, Deutsche Bank Trust Company Americas, as Existing Administrative Agent, Existing Collateral Agent, Existing Swing Line Lender and Existing L/C Issuer, Deutsche Bank AG New York Branch, as Successor Administrative Agent, Successor Collateral Agent, Successor Swing Line Lender, Successor L/C Issuer and as 2014 Replacement Term Lender, and each other Lender party thereto. (Incorporated by reference to Exhibit 10.1 to TransUnion’s Current Report on Form 8-K filed April 9, 2014)

10.2	Second Amended and Restated Credit Agreement, dated as of April 9, 2014, by and among TransUnion Intermediate Holdings, Inc. (formerly TransUnion Corp.), Trans Union LLC, the guarantors party thereto, Deutsche Bank AG New York Branch, as Administrative Agent and as Collateral Agent, Deutsche Bank AG New York Branch, as L/C Issuer and Swing Line Lender, the other lenders from time to time party thereto, Goldman Sachs Lending Partners LLC, as Syndication Agent, and Bank of America, N.A., Royal Bank of Canada and Credit Suisse AG, as Documentation Agents. (Incorporated by reference to Exhibit 10.2 to TransUnion’s Current Report on Form 8-K filed April 9, 2014)

10.3	TransUnion Holding Company, Inc. 2012 Management Equity Plan (Effective April 30, 2012) (Incorporated by reference to Exhibit 10.1 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

Exhibit No.	Description

10.4	Major Stockholders’ Agreement made as of April 30, 2012, among TransUnion (formerly TransUnion Holding Company, Inc.), the Advent Investor (as defined therein), the GS Investors (as defined therein), and any other Person who becomes a party thereto (Incorporated by reference to Exhibit 10.3 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

10.5	Amendment No. 1 to Major Stockholders’ Agreement, dated as of January 28, 2014, among TransUnion (formerly TransUnion Holding Company, Inc.), the Advent Investor (as defined therein) and the GS Investors (as defined therein) (Incorporated by reference to Exhibit 10.5 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.6	Amendment No. 2 to Major Stockholders’ Agreement, dated as of January 1, 2015, among TransUnion (formerly TransUnion Holding Company, Inc.), the Advent Investor (as defined therein) and the GS Investors (as defined therein) (Incorporated by reference to Exhibit 10.6 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2014)

10.7*	Form of Amended and Restated Major Stockholders’ Agreement

10.8	Stockholders’ Agreement made as of April 30, 2012, among TransUnion (formerly TransUnion Holding Company, Inc.), the members of the management or other key persons of TransUnion or of TransUnion Intermediate Holdings, Inc. (formerly TransUnion Corp.), that are signatories thereto, any other person who becomes a party thereto, and the GS Investors (as defined therein) and the Advent Investor (as defined therein) (for specific purposes) (Incorporated by reference to Exhibit 10.4 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

10.9	Registration Rights Agreement dated as of April 30, 2012, by and among TransUnion (formerly TransUnion Holding Company, Inc.), the Advent Investors (as defined therein), the GS Investors (as defined therein), certain Key Individuals (as defined therein) and any other person who becomes a party thereto (Incorporated by reference to Exhibit 10.5 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

10.10	Form of Director Indemnification Agreement for directors of TransUnion (Incorporated by reference to Exhibit 10.6 to TransUnion’s Registration Statement on Form S-4 filed July 31, 2012)

10.11	Employment Agreement with Siddharth N. (Bobby) Mehta, former President and Chief Executive Officer of TransUnion and TransUnion Intermediate Holdings, Inc., dated October 3, 2007 (Incorporated by reference to Exhibit 10.6 to TransUnion Intermediate Holdings, Inc.’s Registration Statement on Form S-4 filed March 1, 2011)

10.12	Amendment to Employment Agreement of Siddharth N. (Bobby) Mehta, former President and Chief Executive Officer of TransUnion and TransUnion Intermediate Holdings, Inc., dated December 6, 2012 (Incorporated by reference to Exhibit 10.11 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.13	Consulting Agreement with Siddharth N. (Bobby) Mehta, dated December 6, 2012 (Incorporated by reference to Exhibit 10.12 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.14	Amendment dated December 6, 2012 to the Stockholders’ Agreement of TransUnion (formerly TransUnion Holding Company, Inc.) made as of April 30, 2012 with Siddharth N. (Bobby) Mehta (Incorporated by reference to Exhibit 10.13 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

Exhibit No.	Description

10.15	Stock Repurchase Agreement dated December 6, 2012 between Siddharth N. (Bobby) Mehta and TransUnion (formerly TransUnion Holding Company, Inc.) (Incorporated by reference to Exhibit 10.14 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.16	Employment Agreement with James M. Peck, President and Chief Executive Officer of TransUnion and TransUnion Intermediate Holdings, Inc., dated December 6, 2012 (Incorporated by reference to Exhibit 10.15 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.17	Letter Agreement between TransUnion (formerly TransUnion Holding Company, Inc.) and Reed Elsevier with respect to the employment of James M. Peck as the President and Chief Executive Officer of TransUnion and TransUnion Intermediate Holdings, Inc., dated December 6, 2012 (Incorporated by reference to Exhibit 10.16 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.18	Consulting Agreement dated April 30, 2012 with Goldman, Sachs & Co. and Advent International Corporation (Incorporated by reference to Exhibit 10.17 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2012)

10.19**	Form of TransUnion 2015 Omnibus Incentive Plan

10.20**	Form of TransUnion 2015 Employee Stock Purchase Plan

21.1	Subsidiaries of TransUnion (Incorporated by reference to Exhibit 21 to TransUnion’s Annual Report on Form 10-K for the year ended December 31, 2014)

23.1**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2*	Consent of Ernst & Young LLP

23.3*	Consent of Mancera, S.C.

23.4*	Consent of Deloitte Haskins & Sells LLP***

23.5****	Consent of Gilbert H. Klemann

24.1****	Omnibus Powers of Attorney

101.INS	XBRL Instance Document (Incorporated by reference to Exhibit 101.INS to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

101.SCH	XBRL Taxonomy Extension Schema Document (Incorporated by reference to Exhibit 101.SCH to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (Incorporated by reference to Exhibit 101.CAL to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (Incorporated by reference to Exhibit 101.DEF to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (Incorporated by reference to Exhibit 101.LAB to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (Incorporated by reference to Exhibit 101.PRE to TransUnion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014)

Exhibit No.	Description

101.INS	XBRL Instance Document (Incorporated by reference to Exhibit 101.INS to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

101.SCH	XBRL Taxonomy Extension Schema Document (Incorporated by reference to Exhibit 101.SCH to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (Incorporated by reference to Exhibit 101.CAL to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (Incorporated by reference to Exhibit 101.DEF to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (Incorporated by reference to Exhibit 101.LAB to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (Incorporated by reference to Exhibit 101.PRE to TransUnion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

*	Filed herewith
**	To be filed by amendment
***	Effective November 20, 2013, Deloitte Haskins & Sells (referred to as DHS) has been converted to a limited liability partnership as Deloitte Haskins & Sells LLP (referred to as DHS LLP). DHS LLP has succeeded DHS and retains and assumes all the responsibility of DHS as if DHS LLP were the independent auditors of Credit Information Bureau (India) Limited for the year ended March 31, 2013 and as of March 31, 2013.
****	Previously filed

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF TRANSUNION

TRANSUNION

Parent Company Only

Balance Sheet

(in millions, except per share data)

	December 31, 2014	December 31, 2013
Assets
Current assets:
Due from TransUnion Intermediate Holdings, Inc.	$86.2	$52.7
Other current assets	22.7	7.5

Total current assets	108.9	60.2
Investment in TransUnion Intermediate Holdings, Inc.	1,505.6	1,584.6
Other assets	20.9	28.1

Total assets	$1,635.4	$1,672.9

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$0.1	$0.2
Other current liabilities	18.3	33.4

Total current liabilities	18.4	33.6
Long-term debt	998.7	998.3
Other liabilities	31.2	13.1

Total liabilities	1,048.3	1,045.0
Stockholders’ equity:
Common stock, $0.01 par value; 200.0 million shares authorized at December 31, 2014 and December 31, 2013, 111.4 million and 110.7 million shares issued as of December 31, 2014 and December 31, 2013, respectively; and 110.9 million and 110.2 million shares outstanding as of December 31, 2014 and December 31, 2013, respectively	1.1	1.1
Additional paid-in capital	1,138.0	1,121.8
Treasury stock at cost; 0.5 million shares at December 31, 2014 and December 31, 2013	(4.3)	(4.1)
Accumulated deficit	(430.2)	(417.7)
Accumulated other comprehensive income (loss)	(117.5)	(73.2)

Total stockholders’ equity	587.1	627.9

Total liabilities and stockholders’ equity	$1,635.4	$1,672.9

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF TRANSUNION

TRANSUNION

Parent Company Only

Statement of Income

(in millions)

	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012
Revenue	$—	$—	$—
Operating expenses
Selling, general and administrative	1.4	1.3	0.9

Total operating expenses	1.4	1.3	0.9
Operating loss	(1.4)	(1.3)	(0.9)
Non-operating income and expense
Interest expense	(97.0)	(96.3)	(52.2)
Equity Income from TransUnion Intermediate Holdings, Inc.	49.1	43.2	43.0
Other income and (expense), net	(0.2)	(0.2)	(16.5)

Total non-operating income and expense	(48.1)	(53.3)	(25.7)
Loss from operations before income taxes	(49.5)	(54.6)	(26.6)
Benefit for income taxes	37.0	37.3	—
Net loss	$(12.5)	$(17.3)	$(26.6)

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF TRANSUNION

TRANSUNION

Parent Company Only

Statements of Comprehensive Income

(in millions)

	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012
Net loss	$(12.5)	$(17.3)	$(26.6)
Other comprehensive loss:
Foreign currency translation:
Foreign currency translation adjustment	(47.9)	(54.8)	(22.1)
Benefit for income taxes	3.8	3.0	1.4

Foreign currency translation, net	(44.1)	(51.8)	(20.7)
Interest rate swaps:
Net unrealized gain (loss)	(0.6)	4.8	(5.9)
Amortization of accumulated loss	0.3	—	—
Benefit (provision) for income taxes	0.1	(1.8)	2.2

Interest rate swaps, net	(0.2)	3.0	(3.7)
Available-for-sale securities:
Net unrealized gain	0.2	—	—
Provision for income taxes	(0.1)	—	—

Available-for-sale securities, net	0.1	—	—

Total other comprehensive loss, net of tax	(44.2)	(48.8)	(24.4)

Comprehensive loss attributable to TransUnion	$(56.7)	$(66.1)	$(51.0)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF TRANSUNION

TRANSUNION

Parent Company Only

Statement of Cash Flows

(in millions)

	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013	From the Date of Inception Through December 31, 2012
Cash used in operating activities	$(9.4)	$(1.5)	$(16.4)
Cash flows from investing activities:
Acquisition of TransUnion Intermediate Holdings, Inc.	—	—	(1,582.3)
Capital investment in TransUnion Intermediate Holdings, Inc.	—	—	(80.8)

Cash used in investing activities	—	—	(1,663.1)
Cash flows from financing activities:
Proceeds from 9.625% notes	—	—	600.0
Proceeds from 8.125% notes	—	—	398.0
Debt financing fees	—	(0.9)	(41.3)
Proceeds from issuance of common stock	9.6	5.8	1,097.3
Treasury stock purchases	(0.2)	(3.4)	(0.7)
Dividends	—	—	(373.8)

Cash provided by financing activities	9.4	1.5	1,679.5

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF TRANSUNION

TRANSUNION

Parent Company Only

Notes To Financial Statements

Note 1. Basis of Presentation

In the TransUnion parent company only financial statements, TransUnion’s investment in subsidiaries is stated at cost plus equity in the undistributed earnings of subsidiaries since the date of acquisition. The Company’s share of net income of its subsidiaries is included in consolidated income using the equity method. The parent company only financial information should be read in conjunction with TransUnion’s consolidated financial statements.

Note 2. Income tax

TransUnion entered into an intercompany tax allocation agreement with TransUnion Intermediate Holdings, Inc. in 2013, effective for all taxable periods from May 1, 2012, forward, in which they are members of the same consolidated federal or state tax groups. The agreement allocates the consolidated tax liability from those filings among the various members of the group. We recorded the cumulative effect of the intercompany tax allocation agreement to TransUnion’s balance sheet and statement of income during 2013.

Note 3. Dividends from subsidiaries

Cash dividends paid to TransUnion from its consolidated subsidiaries were $90.3 million, $94.2 million and $27.9 million for the years ended December 31, 2014 and 2013, and from inception through December 31, 2012, respectively.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

TRANSUNION

	Balance at Beginning of year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
	(in millions)
Allowance for doubtful accounts:
Year ended December 31,
2014	$0.7	$3.2	$—	$(1.5)	$2.4
2013	$1.7	$0.8	$—	$(1.8)	$0.7
2012	$—	$(1.9)	$3.7	$(0.1)	$1.7
Allowance for deferred tax assets:
Year ended December 31,
2014	$25.9	$19.5	$—	$(3.3)	$42.1
2013	$27.2	$4.8	$—	$(6.1)	$25.9
2012	$—	$5.0	$24.8	$(2.6)	$27.2